Exhibit 99.1

EXECUTION VERSION

[*] = Certain information contained in this document, marked by brackets, has been omitted because it is both not material and is the type of information that we treat as private or confidential.

STOCK PURCHASE AGREEMENT

AND

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TELUS INTERNATIONAL HOLDING (U.S.A.) CORP.,

SEQUOIA MERGER SUBSIDIARY LLC,

WLTR HOLDINGS, LLC,

AND

INSIGNIA WT HOLDINGS, LLC

(FOR ITSELF AND IN ITS CAPACITY AS THE REPRESENTATIVE),

October 26, 2022

TABLE OF CONTENTS

Page

Article I THE BLOCKER PURCHASE	2

1.01	Sale of the Blocker Shares	2
1.02	Consideration	2
1.03	Closing	2

Article II THE MERGER	3

2.01	Merger	3
2.02	Effective Time; Closing	3
2.03	Effect of the Merger	3
2.04	Certificate of Formation	3
2.05	Limited Liability Company Agreement	3
2.06	Directors and Officers	3
2.07	Conversion of Company Units	3
2.08	Conversion of Merger Sub Units	4
2.09	Termination of the Options	4
2.10	Share Consideration	5
2.11	Unitholders Payments; Letters of Transmittal	5
2.12	Required Withholding	6

Article III CLOSING, TRANSACTION CONSIDERATION ADJUSTMENT	6

3.01	The Closing	6
3.02	Closing Transactions	7
3.03	Estimated Closing Payment Adjustment	8
3.04	Purpose of Closing Statement	12

Article IV REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB	12

4.01	Status	12
4.02	Power and Authority	12
4.03	Enforceability	12
4.04	No Violations; Consents and Approvals	13
4.05	Brokers	13
4.06	Financing	13
4.07	Due Diligence	14
4.08	Investment Representation	14
4.09	Solvency	14
4.10	Litigation	14
4.11	Issuance of TI Shares	14
4.12	No Additional Representations or Warranties	14

Article V REPRESENTATIONS AND WARRANTIES OF THE BLOCKER SELLER	15

5.01	Status	15
5.02	Power and Authority	15
5.03	Enforceability	15
5.04	No Violations; Consents and Approvals	15
5.05	Capitalization; Ownership	15
5.06	Investments	16
5.07	Tax Matters	16

i

5.08	Holding Company	17
5.09	Litigation	17
5.10	Compliance with Laws	18
5.11	No Brokers	18
5.12	No Additional Representations or Warranties	18

Article VI REPRESENTATIONS AND WARRANTIES OF THE COMPANY	18

6.01	Status	18
6.02	Power and Authority	18
6.03	Enforceability	18
6.04	Capitalization; Ownership	19
6.05	Options	19
6.06	Subsidiaries	19
6.07	No Violation; Consents and Approvals	20
6.08	Financial Statements; No Undisclosed Liabilities	20
6.09	Absence of Certain Developments	21
6.10	Litigation	23
6.11	Environmental Matters	23
6.12	Title to Properties	23
6.13	Compliance with Laws	24
6.14	Labor and Employment Matters	25
6.15	Employee Benefit Plans	27
6.16	Tax Matters	28
6.17	Insurance	30
6.18	Licenses and Permits	30
6.19	Affiliated Transactions	30
6.20	Material Contracts	30
6.21	Intellectual Property	32
6.22	Customers and Suppliers	33
6.23	Critical Technologies	33
6.24	No Brokers	33
6.25	No Additional Representations or Warranties	34

Article VII PRE-CLOSING COVENANTS	34

7.01	Commercially Reasonable Efforts	34
7.02	Regulatory Filings	34
7.03	Conduct of the Business	35
7.04	Access to Information; Contact with Business Relations	35
7.05	Exclusivity	36
7.06	Confidentiality Agreement	36
7.07	Pre-Closing Liquidation	36
7.08	Debt Financing	36
7.09	Rollover	38
7.10	Listing Application	38
7.11	TI Share Matters	39
7.12	Financial Statements Cooperation	40
7.13	Update of Certification Notice	40

Article VIII POST-CLOSING COVENANTS	41

8.01	Further Assurances	41
8.02	Director and Officer Liability and Indemnification	41

ii

8.03	R&W Policy	41
8.04	Access to Books and Records	41
8.05	Blocker	42
8.06	Employee Matters	42
8.07	Section 280G Matters	43

Article IX TAX COVENANTS	44

9.01	Tax Return Filing	44
9.02	Pre-Closing Tax Matters	45
9.03	Tax Proceedings	46
9.04	Cooperation	46
9.05	Tax Refunds	47
9.06	Straddle Period	48
9.07	Closing of Tax Period	48
9.08	Allocation of the Closing Payment	49
9.09	Intended Tax Treatment	49
9.10	Intermediary Transaction Tax Shelter	49
9.11	Transfer Taxes	50

Article X CONDITIONS TO THE OBLIGATIONS OF BUYER AND MERGER SUB	50

10.01	Accuracy of Representations and Warranties	50
10.02	Compliance with Covenants	50
10.03	No Adverse Proceeding	50
10.04	Termination of HSR Waiting Period	50
10.05	Officer’s Certificate	50

Article XI CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND THE BLOCKER SELLER	51

11.01	Accuracy of Representations and Warranties	51
11.02	Compliance with Covenants	51
11.03	No Adverse Proceeding	51
11.04	Termination of HSR Waiting Period	51
11.05	Listing Authorization	51
11.06	Officer’s Certificate	51

Article XII DEFINITIONS	52

12.01	Defined Terms	52
12.02	Other Definitional Provisions	63

Article XIII TERMINATION	63

13.01	Termination	63
13.02	Effect of Termination	64

Article XIV GENERAL PROVISIONS	64

14.01	Survival	64
14.02	Notices	65
14.03	Entire Agreement	66
14.04	Expenses	66
14.05	Amendment; Waiver	66
14.06	Binding Effect; Assignment	66
14.07	Counterparts	66

iii

14.08	Interpretation; Schedules	66
14.09	Governing Law; Interpretation	67
14.10	Forum Selection; Consent to Jurisdiction; Waiver of Jury Trial	67
14.11	Specific Performance	68
14.12	Arm’s Length Negotiations; Drafting	68
14.13	Time	68
14.14	Made Available	68
14.15	Confidentiality; Publicity; Communications	68
14.16	Designation of the Representative	69
14.17	Company Representation	70
14.18	Acknowledgements	71
14.19	Non-Recourse Parties	72

EXHIBITS

Exhibit A	Unitholder Consent
Exhibit B	Guaranty
Exhibit C	Limited Liability Company Agreement of the Surviving Company
Exhibit D	Form of Rollover Agreement
Exhibit E	Form of Certificate of Merger
Exhibit F	Form of Paying Agent Agreement
Exhibit G	Form of Letter of Transmittal
Exhibit H	Form of Registration Rights Agreement Amendment
Exhibit I	Form of 50/90 Certificate
Exhibit J	Form of Escrow Agreement
Exhibit K	Working Capital

iv

STOCK PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER

This STOCK PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of October 26, 2022, by and among TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), Sequoia Merger Subsidiary LLC, a Delaware limited liability company and wholly owned subsidiary of Buyer (“Merger Sub”), WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), and Insignia WT Holdings, LLC, a Delaware limited liability company (the “Blocker Seller”) (for itself and in its capacity as the Representative (as hereinafter defined)). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Section 12.01. Buyer, Merger Sub, the Company, the Blocker Seller and the Representative are referred to herein collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the Blocker Seller is the record and beneficial owner of 100% of the issued and outstanding shares of capital stock (the “Blocker Shares”) of Insignia WT Blocker Corp., a Delaware corporation (“Blocker”);

WHEREAS, Blocker is the record and beneficial owner of 517,346.68 Preferred Units and 301,245,719.60 Common Units of the Company (collectively, the “Blocker Company Units”);

WHEREAS, the Blocker Seller desires to sell to Buyer, and Buyer desires to purchase from the Blocker Seller, 100% of the Blocker Shares, on the terms and subject to the conditions set forth in this Agreement (the “Blocker Purchase”);

WHEREAS, as of the date hereof, there are outstanding options to acquire up to 68,872,000 Common Units (less any options to acquire Common Units that are cancelled, forfeited, terminated, repurchased or otherwise cease to be outstanding for any reason on or after the date hereof and prior to the Effective Time in accordance with their respective terms, the “Options”);

WHEREAS, immediately following the closing of the Blocker Purchase, Buyer, Merger Sub and the Company desire to merge Merger Sub with and into the Company, with the Company surviving the merger and continuing as the surviving company (the “Merger”);

WHEREAS, the board of managers of the Company has approved the Merger and deemed it advisable and in the best interests of their respective equityholders and has directed that this Agreement be submitted to their respective equityholders for adoption;

WHEREAS, the board of directors of Buyer has approved this Agreement and the Transactions contemplated hereby, including the Merger;

WHEREAS, Buyer, acting as the sole equityholder of Merger Sub, has approved the Merger, this Agreement and the Transactions;

WHEREAS, Unitholders holding, in the aggregate, Units representing not less than the minimum number of votes required to approve the Merger in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the LLC Agreement have approved the Merger, this Agreement and the Transactions pursuant to a written consent, a copy of which is attached hereto as Exhibit A (the “Unitholder Consent”);

WHEREAS, concurrently herewith, Buyer has delivered to the Company a duly executed guaranty (the “Guaranty”), a copy of which is attached hereto as Exhibit B, pursuant to which TELUS International (Cda) Inc. (the “Guarantor”) has guaranteed Buyer’s obligations hereunder;

WHEREAS, prior to, or concurrently with, the execution of this Agreement, the Chief Executive Officer has entered into an amendment to his employment agreement (the “Amended Employment Agreement”) with Buyer, the effectiveness of which is contingent on the consummation of the Transactions; and

WHEREAS, (i) prior to, or concurrently with, the execution of this Agreement, the persons set forth on Part 1 of Schedule 1.01(b) (the “Signing Rollover Participants”) have entered into rollover agreements (each, a “Signing Rollover Agreement”) with Buyer and the Company and delivered an accredited investor questionnaire and (ii) it is contemplated that the persons set forth on Part 2 of Schedule 1.01(b) (the “Additional Rollover Invitees”) may, no later than five Business Days prior to the Closing Date, enter into rollover agreements and deliver accredited investor questionnaires, each, substantially in the form attached hereto as Exhibit D, with Buyer and the Company (any such rollover agreements executed hereafter and at least five Business Days prior to the Closing Date, the “Additional Rollover Agreements” and, together with the Signing Rollover Agreements, the “Rollover Agreements”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual representations, warranties, agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
THE BLOCKER PURCHASE

1.01            Sale of the Blocker Shares. Subject to and upon the terms and conditions of this Agreement, immediately prior to the Effective Time, the Blocker Seller shall sell to Buyer, and Buyer shall purchase from the Blocker Seller, all right, title and interest in and to the Blocker Shares, free and clear of all Liens, other than Liens relating to the transfer of securities arising under the Securities Act (the “Blocker Share Purchase”).

1.02            Consideration. In consideration for the Blocker Shares, subject to the terms and conditions of this Agreement, Buyer shall pay to the Blocker Seller an amount (the “Blocker Purchase Price”) equal to:

(a)            an aggregate amount equal to that portion of the Estimated Closing Payment set forth on the Estimated Closing Statement under the heading “Blocker Closing Payment” (the “Blocker Closing Payment”); provided, however, that a portion of Blocker Closing Payment in an amount equal to the Blocker Seller’s TI Share Consideration Portion shall not be payable in cash and shall instead be settled through the issuance of that number of TI Shares (rounded down to the nearest full share) (the “Blocker TI Shares”) equal to (i) the Blocker Seller’s TI Share Consideration Portion divided by (ii) the TI Share Price; provided, however, that Buyer may elect to settle the full amount of the Blocker Closing Payment in cash by giving written notice of such election to the Company at least five Business Days prior to the Closing; plus

(b)            an aggregate amount of cash equal to the applicable percentage (as determined by the Representative based on the Distribution Principles) of any Future Distribution Amount.

1.03            Closing. The closing of the Blocker Share Purchase shall take place on the Closing Date immediately prior to the Effective Time.

Article II
THE MERGER

2.01            Merger. Subject to and upon the terms and conditions of this Agreement and the DLLCA, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving limited liability company. The Company, as the surviving limited liability company in the Merger, is hereinafter sometimes referred to as the “Surviving Company.”

2.02            Effective Time; Closing. At the Closing, the Company and Buyer and Merger Sub shall cause a certificate of merger in the form of Exhibit E attached hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, and shall make all other filings or recordings required by the DLLCA to complete the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Buyer and the Company may agree and shall specify in the Certificate of Merger (the “Effective Time”).

2.03            Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, from and after the Effective Time, all of the assets, property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Company.

2.04            Certificate of Formation. The certificate of formation of Merger Sub in effect at the Effective Time shall be the certificate of formation of the Surviving Company until amended in accordance with applicable Law, except that the name of the Surviving Company shall be “WLTR Holdings, LLC”.

2.05            Limited Liability Company Agreement. The limited liability company agreement attached as Exhibit C shall be the limited liability company agreement of the Surviving Company until amended in accordance with applicable Law.

2.06            Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law, the persons set forth on Schedule 2.06 shall be the directors and officers, as applicable, of the Surviving Company.

2.07            Conversion of Company Units. On the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of the Unitholders, the following shall occur:

(a)            Preferred Units. Each Preferred Unit issued and outstanding immediately prior to the Effective Time (other than any Preferred Units to be cancelled pursuant to Section 2.07(c), any Blocker Company Units and any Rollover Company Units) shall be cancelled and extinguished and shall be converted into the right to receive a portion of the Estimated Closing Payment in cash, without interest, as set forth on the Estimated Closing Statement (the “Preferred Payment”).

(b)            Common Units. Subject to Section 2.10, each Common Unit (including Incentive Unit) outstanding immediately prior to the Effective Time, but excluding any Common Units to be cancelled pursuant to Section 2.07(c), any Blocker Company Units and any Rollover Company Units shall be cancelled and extinguished and shall be converted into the right to receive:

(i)             a portion of the Estimated Closing Payment, without interest, as set forth on the Estimated Closing Statement, plus

(ii)            an amount in cash, without interest, equal to the applicable percentage (as determined by the Representative based on the Distribution Principles) of any Future Distribution Amount.

(c)            Cancellation of Treasury Units. Each Preferred Unit and Common Unit held immediately prior to the Effective Time by the Company in treasury, if any, or held by Buyer or any of its subsidiaries (excluding the Blocker Company Units) shall be cancelled and no cash or other consideration shall be paid with respect thereto.

(d)            Blocker Company Units. The Blocker Company Units shall be converted into a number of “Class B Units” in the Surviving Company (it being understood that such newly issued limited liability company interest in the Surviving Company will have the same fair market value as the interest in the Company that was owned by Blocker immediately before the Effective Time) that is equal to Blocker’s Converted Number and there shall be no payments made in respect of the Blocker Company Units pursuant to this Section 2.07.

(e)            Rollover Company Units. Each Rollover Company Unit outstanding immediately prior to the Effective Time shall be converted into:

(i)             a number of “Class A Units” in the Surviving Company equal to such Rollover Company Unit’s Converted Number (and for the avoidance of doubt, there shall be no payments made in respect of any Rollover Company Units pursuant to Section 2.07(a) or Section 2.07(b)(i)) (provided that the aggregate number of “Class A Units” in the Surviving Company issuable to a Rollover Participant shall be rounded down to the nearest full number); plus

(ii)            with respect to any Rollover Company Unit that is a Common Unit, the right to receive an amount in cash, without interest, equal to the applicable percentage (as determined by the Representative based on the Distribution Principles) of any Future Distribution Amount.

2.08            Conversion of Merger Sub Units. The limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for a number of “Class B Units” in the Surviving Company equal to the Buyer Number (it being understood that such “Class B Units” in the Surviving Company will have the same aggregate fair market value as the Preferred Units and Common Units outstanding immediately prior to the Effective Time (other than the Blocker Company Units and the Rollover Company Units)).

2.09            Termination of the Options. On the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of the Unitholders, all outstanding Options shall be automatically terminated, cancelled and extinguished and converted into, and from and after the Effective Time, shall represent only, the right to receive an amount in cash equal to (i) the result of (A) the portion of the Estimated Closing Payment corresponding to the Company Unit underlying such Option (determined in accordance with the Distribution Principles) minus (B) the exercise price of such Option (with respect to an Optionholder, such Optionholder’s “Closing Optionholder Payment Amount” and the aggregate of all Closing Optionholder Payment Amounts, the “Aggregate Option Closing Consideration”), less all applicable withholding Taxes and other authorized deductions, and (ii) the applicable percentage (as determined by the Representative based on the Distribution Principles) of any Future Distribution Amount, less all applicable withholding Taxes and other authorized deductions. As soon as practicable, and in any event within three Business Days, following the Closing, the Company shall cause to be paid to each Optionholder, through the payroll system of the applicable Subsidiary of the Company, such Optionholder’s Closing Optionholder Payment Amount.

2.10            Share Consideration. Notwithstanding anything to the contrary set forth herein, with respect to each Accredited Unitholder, a portion of the amount of the Estimated Closing Payment allocated to the Common Units (including Incentive Units) held by such Accredited Unitholder pursuant to Section 2.07(b)(i) equal to such Accredited Unitholder’s TI Share Consideration Portion shall not be payable in cash and shall instead be settled through the issuance of a number of TI Shares equal to such Accredited Unitholder’s TI Share Number; provided, however, that Buyer may elect to settle the full portion of the Estimated Closing Payment allocated to each Accredited Unitholder pursuant to Section 2.07(a) and Section 2.07(b)(i) in cash by giving written notice of such election to the Company at least five Business Days prior to the Closing.

2.11            Unitholders Payments; Letters of Transmittal.

(a)            Prior to the Closing, the Company, Buyer and the Representative shall enter into a payments administration agreement, in substantially the form attached hereto as Exhibit F, with Acquiom Financial LLC (the “Paying Agent” and such agreement, the “Paying Agent Agreement”). The Paying Agent shall act as paying agent in effecting payments to Designated Unitholders and the exchange of cash for Preferred Units and Common Units (including Incentive Units), other than the Blocker Company Units and any Units cancelled pursuant to Section 2.07(c)).

(b)            Within fifteen Business Days following the date hereof, Buyer and the Company shall instruct the Paying Agent to deliver to each Designated Unitholder a letter of transmittal, substantially in the form of Exhibit G attached hereto (the “Letter of Transmittal”).

(c)            If a Designated Unitholder delivers its duly completed and validly executed Letter of Transmittal to the Paying Agent at least two Business Day prior to the Closing Date, then, at the Closing, (i) Buyer and the Company shall instruct the Paying Agent to deliver to such Designated Unitholder the cash portion of the Estimated Closing Payment payable to such Designated Unitholder pursuant to Section 2.07 and (ii) if applicable, Buyer shall cause the Guarantor to deliver a number of TI Shares equal to such Designated Unitholder’s TI Share Number to such Designated Unitholder. If a Designated Unitholder delivers its duly completed and validly executed Letter of Transmittal to the Paying Agent less than two Business Days prior to, on, or after, the Closing Date, then, promptly thereafter, (x) Buyer and the Company shall instruct the Paying Agent to deliver to such Designated Unitholder the cash portion of the Estimated Closing Payment payable to such Designated Unitholder pursuant to Section 2.07, and any Future Distribution Amount that such Designated Unitholder is entitled to receive pursuant to Section 2.07 or Section 2.07(e)(ii) at that time and (y) if applicable, Buyer shall cause the Guarantor to deliver a number of TI Shares equal to such Designated Unitholder’s TI Share Number to such Designated Unitholder. From and after the Closing, each Preferred Unit and Common Unit (including Incentive Units), other than the Blocker Company Units any Units cancelled pursuant to Section 2.07(c) and, solely with respect to the Estimated Closing Payment, the Rollover Company Units, shall represent solely the right to receive the portion of the Transaction Consideration into which the Preferred Units and Common Units (including Incentive Units) shall have been converted pursuant to Section 2.07 or Section 2.07(e)(ii), without interest, and, solely with respect to the Rollover Company Units, the “Class A Units” of the Surviving Company into which such Rollover Company Units were converted pursuant to Section 2.07(e)(i). For the avoidance of doubt, following the Closing, none of the Units cancelled and converted pursuant Section 2.07 will entitle the prior holder thereof to any distribution or dividend previously accrued or declared with respect to such Units.

2.12            Required Withholding. Each of Buyer, the Escrow Agent, the Paying Agent, the Surviving Company (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement or any other agreements referenced herein) shall be entitled to deduct and withhold from any amount payable or otherwise deliverable pursuant to this Agreement or any other agreements referenced herein such amounts as may be required to be deducted or withheld therefrom under the Code, or under any provision of state, local or non-U.S. Tax Law; provided that, except with respect to (i) payments in the nature of compensation to be made to current or former Company Employees (including the Closing Optionholder Payment Amount), (ii) any withholding or backup withholding attributable to the failure of Blocker Seller to deliver a valid IRS Form W-9 pursuant to Section 3.02(f)(ii), (iii) any backup withholding attributable to the failure of any Designated Unitholder to deliver an IRS Form W-9 or applicable IRS Form W-8 in connection with such Person’s Letter of Transmittal, (iv) any withholding pursuant to Section 1445 of the Code attributable to the failure of the Company to deliver the certificate contemplated by Section 3.02(g)(v) or (v) any withholding pursuant to Section 1446(f) of the Code attributable to the failure of any Designated Unitholder to deliver to the applicable withholding agent a valid IRS Form W-9, if Buyer or the Surviving Company determines (or if Buyer has been notified in writing by the Escrow Agent, the Paying Agent or any other Person that is required to make a payment under this Agreement, that such Person has determined) that an amount is required to be deducted and withheld, Buyer shall use commercially reasonable efforts to provide the payee, at least three Business Days prior to the date the applicable payment is scheduled to be made, (a) with written notice of the intent to deduct and withhold, which shall include, to the extent reasonably available to Buyer, a copy of the calculation of the amount to be deducted and withheld and any provision of applicable U.S. federal, state, local or non-U.S. Law pursuant to which such deduction or withholding is required and (b) a reasonable opportunity to provide forms or other evidence that would exempt such amounts from withholding (or reduce such withholding). Notwithstanding any other provision of this Agreement (or any Transaction Document) to the contrary, in the case of any payment made by Guarantor (or any of its Affiliates or the Paying Agent) in the form of TI Shares or Class A Units, if the applicable withholding agent determines, in accordance with this Section 2.12, that withholding Tax is applicable to such payment, such withholding agent (A) shall notify the payee in accordance with the prior sentence of this Section 2.12 of such obligation to withhold on the TI Shares or Class A Units and provide the payee the opportunity to pay such withholding amount in cash (including out of other cash payable to such payee pursuant to this Agreement) and (B) if such payee declines to pay such withholding in cash, shall be entitled to withhold from such payment a number of such TI Shares (or Class A Units) whose fair market value as of the date of such payment is sufficient to fund the payment of such withholding Tax. To the extent such amounts are so deducted or withheld and timely remitted to the proper Taxing Authority, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

Article III
CLOSING, TRANSACTION CONSIDERATION ADJUSTMENT

3.01            The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the electronic exchange and release of documents and signatures (a) at 10:00 a.m. local time on the third Business Day following satisfaction or waiver of all of the closing conditions set forth in Article X and Article XI hereof (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing); provided that, upon (i) satisfaction of the closing condition set forth in Section 10.04 (the date on which such closing condition is satisfied being, the “HSR Approval Date”) and (ii) Buyer’s receipt of an irrevocable certification in writing from the Company (a “Certification Notice”) stating that (x) the closing condition set forth in Section 10.01 has been satisfied as of the HSR Approval Date and (y) the Company and the Blocker Seller have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement from the date hereof until the HSR Approval Date, then the closing condition set forth in Section 10.01 shall be deemed irrevocably satisfied in all respects from and after such date, or (b) on such other date and at such time as are mutually agreed in writing by Buyer and the Company; provided that, notwithstanding anything in this Agreement, in no event shall Buyer be required to consummate the Closing prior to January 3, 2023. The date on which Closing actually occurs is referred to herein as the “Closing Date.”

3.02            Closing Transactions. At the Closing:

(a)            the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;

(b)            Buyer shall deliver:

(i)             the certificate contemplated by Section 11.06 to the Company;

(ii)            the Estimated Closing Payment, less (A) the amount of the Blocker Closing Payment, (B) the Designated Unitholder Share Consideration Amount (except to the extent the Company has elected pursuant to Section 2.10 to settle such amount in cash), (C) the Aggregate Option Closing Consideration and (D) the Rollover Amount, to the Paying Agent;

(iii)           the Aggregate Option Closing Consideration, to the applicable Subsidiaries of the Company;

(iv)           the Adjustment Escrow Amount to the Escrow Agent;

(v)            the Representative Holdback to the Representative; and

(vi)           the Blocker Closing Payment (other than the portion thereof, if any, to be settled through the issuance of the Blocker TI Shares) to the Blocker Seller;

(c)            Buyer shall cause the Guarantor to issue to the Blocker Seller the Blocker TI Shares;

(d)            Buyer shall pay, on behalf of the Company and its Subsidiaries, the outstanding balance of any Funded Debt listed on Schedule 3.02(d), pursuant to payoff letters from the holders of all such Funded Debt (the “Payoff Letters”);

(e)            Buyer shall pay, on behalf of the Company and its Subsidiaries, all Transaction Expenses, in the amounts and to the Persons identified by the Company in the Estimated Closing Statement (and, to the extent applicable, invoices therefor have been delivered by the Company with the Estimated Closing Statement);

(f)            the Blocker Seller shall deliver to Buyer:

(i)             the stock certificate representing the Blocker Shares, together with a duly executed stock transfer power;

(ii)            an IRS Form W-9, completed and duly executed by the Blocker Seller; and

(iii)           an amendment in the form of Exhibit H attached hereto to Guarantor’s existing registration rights agreement (the “Registration Rights Agreement Amendment”), duly executed by the Blocker Seller;

(g)            the Company shall deliver to Buyer:

(i)             the certificate contemplated by Section 10.05;

(ii)            the Payoff Letters;

(iii)           the Paying Agent Agreement, duly executed by the Company; and

(iv)           evidence that the Contracts listed on Schedule 6.19 (except as noted thereon) have been terminated effective as of no later than the Closing;

(v)            a 50/90 Certificate, completed and duly executed by the Company;

(h)            the Representative shall deliver to Buyer (i) the Escrow Agreement, duly executed by the Representative and the Escrow Agent, and (ii) the Paying Agent Agreement, duly executed by the Representative and the Paying Agent; and

(i)            Buyer shall deliver to the Representative:

(i)             the Paying Agent Agreement, duly executed by Buyer and the Paying Agent;

(ii)            the Escrow Agreement, duly executed by Buyer and the Escrow Agent; and

(iii)           the Registration Rights Agreement Amendment, duly executed by the Guarantor.

3.03            Estimated Closing Payment Adjustment.

(a)            Estimated Closing Payment.

(i)             Not less than three Business Days prior to the Closing, Buyer shall deliver to the Company and the Representative its good faith determination of the TI Share Price with respect to any TI Shares issuable to the Blocker Seller and/or the Accredited Unitholders pursuant to this Agreement.

(ii)            Not less than three Business Days prior to the Closing Date, the Company shall deliver to Buyer a statement (the “Estimated Closing Statement”) that sets forth (A) the Company’s good faith determination of the Estimated Closing Payment, including each of the components thereof, (B) the Representative’s good faith determination, based on the Distribution Principles, of the Blocker Closing Payment and the Blocker Seller’s TI Share Consideration Portion, (C) the Representative’s good faith determination, based on the Distribution Principles, of the portion of the Estimated Closing Payment payable to each Designated Unitholder and each Accredited Unitholder’s TI Share Consideration Portion, (D) the Representative’s good faith determination, based on the Distribution Principles, of the portion of the Estimated Closing Payment payable to each Optionholder with respect to each such Option (determined pursuant to Section 2.09) and (E) the Representative’s good faith determination, based on the Distribution Principles, of the Rollover Amount and its allocation among the Rollover Company Units and the Rollover Participants. If the applicable percentage interest of the Blocker Seller, each Designated Unitholder and each Optionholder in any Future Distribution Amount is already determinable as of the time of the Estimated Closing Statement, then the Estimated Closing Statement shall also set forth the Representative’s good faith determination (in accordance with the Distribution Principles) of such percentage interests.

(iii)           Together with the Estimated Closing Statement, the Company shall deliver to Buyer reasonable supporting evidence of the calculations of the Estimated Closing Payment (and its components) and invoices for any Transaction Expenses described in clause (i) of the definition thereof that are payable to third parties that customarily render invoices for such expenses. To the extent reasonably requested by Buyer, the Company shall make available to Buyer and its auditors and advisors the accounting records and work papers used in preparing the Estimated Closing Statement and shall provide reasonable access to members of its accounting and financial staff involved in preparation of the Estimated Closing Statement in connection with Buyer’s review thereof. The Company shall consider in good faith any comments proposed by Buyer with respect to the Estimated Closing Statement in writing within two Business Days following Buyer’s receipt of the Estimated Closing Statement.

(iv)           Notwithstanding anything to the contrary in this Agreement or any knowledge possessed or acquired by or on behalf of Buyer or the Surviving Corporation or any of their respective representatives, it is expressly acknowledged and agreed that Buyer, Merger Sub, the Surviving Company and their respective Affiliates shall be entitled to rely on the Representative’s allocation of the Estimated Closing Payment and any Future Distribution Amount among the Blocker Seller, the Designated Unitholders and the Optionholders set forth in the Estimated Closing Statement or any other allocation of the Transaction Consideration determined or delivered by the Representative, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith, and in no event shall Buyer, Merger Sub, the Surviving Company or any of their respective Affiliates have any liability to any Person (including the Representative, the Blocker Seller, any Designated Unitholder and any Optionholder) in connection with any claims relating to any misallocation of the Estimated Closing Payment or any Future Distribution Amount among the Blocker Seller, the Designated Unitholders and the Optionholders set forth in the Estimated Closing Statement or any other allocation of the Transaction Consideration determined or delivered by the Representative, any determination by the Representative in connection therewith or payments made by any Person (including Buyer, Merger Sub, the Surviving Company, the Escrow Agent or the Paying Agent or any of their respective Affiliates) in accordance therewith.

(b)            Final Calculations.

(i)             Within seventy-five days after the Closing Date, Buyer shall prepare and deliver to the Representative a statement setting forth Buyer’s good faith calculation of (A) the Working Capital (and the Working Capital Surplus or Working Capital Deficit, if any, implied thereby), (B) the Cash Amount, (C) the outstanding amount of all Funded Debt as of the Adjustment Time, (D) the Transaction Expenses and (E) the Closing Payment resulting therefrom (the “Closing Statement”). After delivery of the Closing Statement, the Representative and its accountants and other representatives shall be permitted to make inquiries of, and request documents, information and supporting details from, Buyer and the Company and their accountants and other representatives regarding the Closing Statement and Buyer shall, and shall cause the Surviving Company and its Subsidiaries and their respective officers, employees, consultants, accountants and agents to cooperate with the Representative and its accountants and other representatives in connection with their review of the Closing Statement (including by providing the Representative with reasonable access to the documents, information and supporting details reasonably requested by the Representative and its accountants or other representatives in connection therewith). If the Representative has any objections to the Closing Statement, the Representative shall deliver to Buyer a statement (an “Objection Statement”) setting forth its objections (the “Objection Disputes”) to the Closing Statement. If an Objection Statement is not delivered to Buyer within sixty days after receipt of the Closing Statement by the Representative, then the Closing Statement as originally received by the Representative shall be the final Closing Statement that is final, binding and non-appealable by the Parties. If an Objection Statement is timely delivered, then Buyer and the Representative shall negotiate in good faith to resolve any Objection Disputes, but if they do not reach a final resolution within thirty days after the delivery of the Objection Statement, the Representative and Buyer shall submit each unresolved Objection Dispute to Grant Thornton LLP (the “Firm”) to resolve such Objection Disputes. The Firm shall be instructed that the team at the Firm dedicated to the resolution of any unresolved Objection Disputes shall be independent from any other transactions involving Buyer, the Company or the Representative or their respective Affiliates. If Grant Thornton LLP refuses or is otherwise unable to act as the Firm, then Buyer and the Representative shall cooperate in good faith to appoint a nationally recognized independent accounting or valuation firm mutually agreeable to Buyer and the Representative, in which event “Firm” shall mean such firm. If Buyer and the Representative cannot agree on the appointment of another nationally recognized independent accounting or valuation firm within fifteen Business Days after it has become apparent that Grant Thornton LLP refuses or is otherwise unable to act as the Firm, then another nationally recognized accounting or valuation firm shall be appointed by the ICC International Centre for ADR in accordance with the Rules for the Appointment of Experts and Neutrals of the International Chamber of Commerce to act as the “Firm”. The Firm shall be requested to render a written determination of the unresolved Objection Disputes (acting as an expert and not as an arbitrator) within forty-five days following its retention, which determination must be in writing and must set forth, in reasonable detail, the basis therefor and must be based solely on (I) the definitions and other applicable provisions of this Agreement, (II) a single written presentation (which presentations shall be limited to the unresolved Objection Disputes) submitted by each of Buyer and the Representative to the Firm within fifteen days after its retention (which the Firm shall forward to the other Party) and (III) one written response submitted to the Firm within fifteen days after receipt of each presentation (which the Firm shall forward to the other Party) and not on independent review. Buyer and the Representative will instruct the Firm to resolve the unresolved Objection Disputes submitted to it by selecting either Buyer’s position in its entirety or the Representative’s position in its entirety. Absent manifest error, the Firm’s determination of such Objection Disputes shall be final and binding upon the Parties and not subject to review by a court or other tribunal. The terms of appointment and engagement of the Firm shall be as reasonably agreed upon between Buyer and the Representative, and any associated engagement fees shall initially be allocated 50% to Buyer and 50% to the Representative; provided that such fees, costs and expenses of the Firm will ultimately be borne by the Party whose position is not selected by the Firm. Except as provided in this Section 3.03(b)(i), all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Firm shall be borne by the Party incurring such costs and expense. The process set forth in this Section 3.03(b) shall be the exclusive remedy of the Parties for any disputes related to items required to be reflected on the Closing Statement or included in the calculation of Working Capital, the Cash Amount, the outstanding amount of all Funded Debt as of the Adjustment Time or the Transaction Expenses.

(ii)            If the Closing Payment based on the final Closing Statement as finally determined pursuant to Section 3.03(b)(i) is greater than the Estimated Closing Payment (the amount by which the Closing Payment exceeds the Estimated Closing Payment, the “Closing Underpayment Amount”), (x) Buyer shall promptly (but in any event within five Business Days after the final Closing Statement is finally determined pursuant to Section 3.03(b)(i)) pay (A) to the Blocker Seller, cash in an amount equal to the applicable percentage of the Closing Underpayment Amount payable to the Blocker Seller (as determined by the Representative based on the Distribution Principles), (B) to the Paying Agent, cash in an amount equal to the aggregate percentage of the Closing Underpayment Amount payable to the Designated Unitholders (as determined by the Representative based on the Distribution Principles), for distribution by the Paying Agent to the Designated Unitholders based upon each such Designated Unitholder’s applicable percentage thereof (as determined by the Representative based on the Distribution Principles) and (C) to the Company or its relevant Subsidiaries, cash in an amount equal to the aggregate percentage of the Closing Underpayment payable to the Optionholders (as determined by the Representative based on the Distribution Principles), for distribution to the Optionholders (less all applicable withholding Taxes and other authorized deductions), in each case of this clause (x), by wire transfer of immediately available funds to the accounts designated by the Blocker Seller or the Paying Agent, as applicable, and (y) Buyer and the Representative shall promptly (but in any event within five Business Days after the final Closing Statement is finally determined pursuant to Section 3.03(b)(i)) deliver to the Escrow Agent a joint written instruction instructing the Escrow Agent to release the Adjustment Escrow Fund (A) to the Blocker Seller, in an amount equal to the applicable percentage (as determined by the Representative based on the Distribution Principles) of the Adjustment Escrow Fund payable to the Blocker Seller, (B) to the Paying Agent, in an amount equal to the aggregate percentage of the Adjustment Escrow Fund payable to the Designated Unitholders (as determined by the Representative based on the Distribution Principles), for distribution by the Paying Agent to the Designated Unitholders based upon each such Designated Unitholder’s applicable percentage thereof (as determined by the Representative based on the Distribution Principles) and (C) to the Company or its relevant Subsidiaries, an amount equal to the aggregate percentage of the Adjustment Escrow Fund payable to the Optionholders (as determined by the Representative based on the Distribution Principles), for distribution to the Optionholders (less all applicable withholding Taxes and other authorized deductions), in each case of this clause (y), by wire transfer of immediately available funds to such the accounts designated by the Blocker Seller or the Paying Agent, as applicable.

(iii)           If the Closing Payment based on the final Closing Statement determined pursuant to Section 3.03(b)(i) is less than the Estimated Closing Payment (the amount by which the Estimated Closing Payment exceeds the Closing Payment, the “Closing Overpayment Amount”), Buyer and the Representative shall promptly (but in any event within five Business Days after the final Closing Statement is finally determined pursuant to Section 3.03(b)(i)) deliver to the Escrow Agent a joint written instruction instructing the Escrow Agent to release the Adjustment Escrow Fund (x) to Buyer, in an amount equal to the lesser of (A) the Closing Overpayment Amount and (B) the Adjustment Escrow Fund, and (y) with respect to the portion (if any) of the Adjustment Escrow Fund remaining after such release (such remaining amount, the “Remaining Adjustment Escrow Fund”) (A) to the Blocker Seller, in an amount equal to the applicable percentage (as determined by the Representative based on the Distribution Principles) of the Remaining Adjustment Escrow Fund payable to the Blocker Seller, (B) to the Paying Agent, in an amount equal to the aggregate percentage of the Remaining Adjustment Escrow Fund payable to the Designated Unitholders (as determined by the Representative based on the Distribution Principles), for distribution by the Paying Agent to the Designated Unitholders based upon each such Designated Unitholder’s applicable percentage thereof (as determined by the Representative based on the Distribution Principles), and (C) to the Company and its relevant Subsidiaries, an amount equal to the aggregate percentage (as determined by the Representative based on the Distribution Principles) in the Remaining Adjustment Escrow Fund payable to the Optionholders, for distribution to the Optionholders (less all applicable withholding Taxes and other authorized deductions), in each case, by wire transfer of immediately available funds to such the accounts designated by Buyer, the Blocker Seller or the Paying Agent, as applicable. Buyer hereby acknowledges and agrees that if the amount by which the Estimated Closing Payment is greater than the Closing Payment based on the final Closing Statement determined pursuant to Section 3.03(b)(i) is greater than the Adjustment Escrow Fund, Buyer will be entitled only to the full amount of the Adjustment Escrow Fund, which will be the sole and exclusive remedy and source of recovery for Buyer with respect to any such shortfall and Buyer will not have any claim for any additional amounts in connection therewith.

(iv)           If the Representative’s good faith determination (in accordance with the Distribution Principles) of the applicable percentage interests of the Blocker Seller, the Optionholders and each Designated Unitholder in any Future Distribution Amount is already set forth in the Estimated Closing Statement, then any Future Payment Amounts shall be allocated among the Blocker Seller, the Designated Unitholders and the Optionholders according to such percentage interests. Otherwise, prior to any portion of the Future Distribution Amount being paid to the Blocker Seller, any Designated Unitholder or any Optionholder (including any payment being made pursuant to Section 3.03(b)(ii) or Section 3.03(b)(iii)), the Representative shall deliver in writing to Buyer and the Surviving Company all allocation thereof among such payees. If any amounts are delivered pursuant to Section 3.03(b)(ii) or Section 3.03(b)(iii) to the Paying Agent for distribution to the Designated Unitholders, then Buyer and the Representative shall instruct the Paying Agent to so distribute such amounts promptly after receipt of funds.

3.04            Purpose of Closing Statement. The Parties agree that the purpose of preparing the Closing Statement is to determine the Closing Payment and the components thereof in accordance with the related definitions and methodologies set forth in this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub jointly and severally represent and warrant to the Company and the Blocker Seller as follows:

4.01            Status. Buyer is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.02            Power and Authority. Each of Buyer and Merger Sub has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. All acts or proceedings required to be taken by Buyer or Merger Sub applicable to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of Buyer’s and Merger Sub’s obligations hereunder and thereunder have been properly taken.

4.03            Enforceability. This Agreement and the other Transaction Documents have been or will be duly authorized, executed and delivered by each of Buyer and Merger Sub, as applicable, and assuming the due and valid authorization, execution and delivery of this Agreement and the other Transaction Documents by the other parties hereto and thereto, this Agreement and the other Transaction Documents constitute or will constitute the legal, valid and binding obligation of each of Buyer and Merger Sub, as applicable, enforceable against each in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting or relating to creditors’ rights generally and general equitable principles (the “Bankruptcy and Equity Exceptions”).

4.04            No Violations; Consents and Approvals. The execution and delivery of this Agreement and the other Transaction Documents by Buyer and Merger Sub, and the consummation of the Transactions will not (a) violate any provision of the organizational documents of Buyer or Merger Sub, (b) violate any material Law applicable to, binding upon or enforceable against Buyer or Merger Sub, (c) result in any material breach of, or constitute a material default (or an event which would, with the passage of time or the giving of notice or both, constitute a material default) under, or give rise to a right of payment under or the right to terminate any Contract to which Buyer or Merger Sub is a party or bound, (d) result in the creation or imposition of any Lien upon any of the material property or material assets of Buyer or Merger Sub or (e) require the consent or approval of any Governmental Authority or any other Person, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Act.

4.05            Brokers. Neither Buyer nor Merger Sub has incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the Transactions for which the Blocker Seller or any Unitholder may be liable.

4.06            Financing.

(a)            Buyer has delivered to the Company a true, correct and complete copy of (i) an executed debt commitment letter (including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, the “Commitment Letter”) from The Bank of Nova Scotia (“Lender”), pursuant to which Lender has agreed, subject only to the terms and conditions set forth therein, to grant to Buyer and Guarantor debt financing for the transactions contemplated hereby in the amount set forth therein (the “Debt Financing”) and (ii) the fee letter related to the Commitment Letter (the “Fee Letter”), which copy of the Fee Letter has been redacted solely in respect of the fee amounts and other economic or commercially sensitive terms set forth therein and such redactions do not cover any terms that would adversely affect the conditionality, enforceability, availability or termination of the Debt Financing. Assuming the Debt Financing is consummated in accordance with the terms of the Commitment Letter, Buyer has, and, at all times from the date hereof through (and at) the Closing will have, readily available funds sufficient for Buyer to make all payments required to be made by it at the Closing in connection with the transactions contemplated by this Agreement. Buyer expressly acknowledges and agrees that Buyer’s obligation to consummate the Transactions is not subject to any condition or contingency with respect to any financing or funding by any third party, including the Debt Financing.

(b)            The Commitment Letter (i) is a legal, valid and binding obligation of Buyer and Guarantor and, to the knowledge of Buyer, Lender, (ii) is in full force and effect and (iii) to the knowledge of Buyer, is enforceable against Lender in accordance with its terms (except as may be limited by Bankruptcy and Equity Exceptions).

(c)            There are no side letters or other written agreements, agreements or understandings to which Buyer or any of its Affiliates is a party relating to the Debt Financing, other than (i) as expressly set forth in the Commitment Letter, (ii) customary engagement letters or non-disclosure agreements which do not impact the conditionality or aggregate amount of the Debt Financing and (iii) the Fee Letter.

(d)            Except as specifically set forth in the Commitment Letter, there are no conditions precedent to the obligations of Lender to fund the Debt Financing.

(e)            As of the date of this Agreement, (i) the Commitment Letter has not been amended or modified (and, to Buyer’s knowledge, no such amendment or modification is contemplated as of the date of this Agreement) and (ii) the commitment set forth in the Commitment Letter has not been withdrawn or rescinded in any respect (and, to Buyer’s knowledge, no such withdrawal or rescission is contemplated as of the date of this Agreement). As of the date of this Agreement, to the knowledge of Buyer, no event has occurred which would result in any breach by Buyer or Guarantor of, or constitute a default by Buyer or Guarantor under, any term or condition of the Commitment Letter or otherwise result in any portion of the Debt Financing to be unavailable or delayed. As of the date of this Agreement, Buyer has no reason to believe that (A) it and its Affiliates will be unable to satisfy on a timely basis any term or condition precedent to the funding of the Debt Financing to be satisfied by, or that is within the control of, Buyer or Buyer’s Affiliates contained in the Commitment Letter and (B) any portion of the Debt Financing will not be made available to Buyer on the Closing Date. Buyer or Guarantor has fully paid any and all commitment fees and other fees required by the Commitment Letter and the Fee Letter to be paid by Buyer or Guarantor prior to or on the date of this Agreement, and will pay in full any other commitment fees and other fees required to be paid thereunder as and when they become due and payable.

4.07            Due Diligence. Buyer and Merger Sub have completed such investigations of the Company and its Subsidiaries and Blocker as they deem necessary and appropriate, and have received all of the information that they have requested from the Company and its Subsidiaries and Blocker in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transactions.

4.08            Investment Representation. Buyer is acquiring the Company and Blocker for its own account with the present intention of holding the securities of Company and Blocker for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities Laws. Each of Buyer and Merger Sub is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act.

4.09            Solvency. Immediately after giving effect to the Transactions and assuming the satisfaction of the conditions to Closing set forth in Article X, each of Buyer and, assuming the accuracy of the representations and warranties made by Blocker Seller and the Company herein, Blocker and the Surviving Company and its Subsidiaries will (a) be able to pay their respective debts as they become due; (b) own property which has a fair saleable value greater than the amounts required to pay their respective debts as and when they become due (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer, Merger Sub, Blocker or the Company or its Subsidiaries.

4.10            Litigation. There are no Proceedings pending or, to Buyer’s knowledge, threatened in writing against Buyer or Merger Sub, at law or in equity, before or by any Governmental Authority which would reasonably be expected to affect the legality, validity or enforceability of this Agreement or the consummation of the Transactions.

4.11            Issuance of TI Shares. The Guarantor has, and at the Closing will have, available for issuance a number of TI Shares sufficient to issue the Closing Consideration Shares. The Closing Consideration Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid, nonassessable and free and clear of all Liens (other than Liens relating to the transfer of securities arising under the Securities Act or Liens solely arising due to arrangements of the relevant recipient) and preemptive rights.

4.12            No Additional Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Buyer nor Merger Sub nor any other Person on behalf of Buyer or Merger Sub makes any other express or implied representation or warranty with respect to Buyer or Merger Sub.

Article V
REPRESENTATIONS AND WARRANTIES OF THE BLOCKER SELLER

The Blocker Seller hereby represents and warrants to Buyer and Merger Sub as follows:

5.01            Status. Blocker is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Blocker Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

5.02            Power and Authority. The Blocker Seller has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. All acts or proceedings required to be taken by the Blocker Seller to authorize the Blocker Seller’s execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of the Blocker Seller’s obligations hereunder and thereunder have been properly taken.

5.03            Enforceability. This Agreement and the other Transaction Documents to which the Blocker Seller is a party have been or will be duly authorized, executed and delivered by the Blocker Seller and, assuming the due and valid authorization, execution and delivery of this Agreement and the other Transaction Documents by the other parties hereto and thereto, this Agreement and the other Transaction Documents to which the Blocker Seller is a party constitute or will constitute the legal, valid and binding obligation of the Blocker Seller, enforceable against the Blocker Seller in accordance with its terms, except as the same may be limited by the Bankruptcy and Equity Exceptions.

5.04            No Violations; Consents and Approvals. The execution and delivery of this Agreement and the other Transaction Documents to which the Blocker Seller is a party by the Blocker Seller, and the consummation of the Transactions will not (a) violate any provision of the organizational documents of the Blocker Seller or Blocker, (b) violate any material Law applicable to, binding upon or enforceable against the Blocker Seller or Blocker, (c) result in any material breach of, or constitute a material default (or an event which would, with the passage of time or the giving of notice or both, constitute a material default) under, or give rise to a right of payment under or the right to terminate any Contract to which the Blocker Seller or Blocker is a party or bound, (d) result in the creation or imposition of any Lien upon the Blocker Shares or any of the material property or material assets of Blocker or (e) require the consent or approval of any Governmental Authority or any other Person, other than compliance with any applicable requirements of the Hart-Scott-Rodino Act. True and complete copies of the organizational documents of Blocker, including all amendments thereto, as presently in effect have been made available to Buyer.

5.05            Capitalization; Ownership. Schedule 5.05 sets forth all issued and outstanding Equity Interests in Blocker, as well as any other rights that entitle any Person to share in the equity, profits, earnings, losses or gains of Blocker. All Equity Interests in Blocker are held of record and beneficially by the Blocker Seller and are free and clear of all Liens. The Blocker Seller has good and valid title to all Equity Interests in Blocker. There are no outstanding rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements that require Blocker to issue or sell any of its equity interests (or securities convertible into or exchangeable for its equity interests) or any other rights that entitle any Person to share in the equity, profits, earnings, losses or gains of Blocker. The issued and outstanding Equity Interests in Blocker are duly authorized and validly issued and were issued in compliance with all applicable securities Laws or exemptions therefrom and were not issued in violation of any preemptive or similar right. There are no outstanding or authorized voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting, sale or transfer of any shares or other equity securities of Blocker. No Person has any right of first offer, right of first refusal, preemptive or similar right in connection with any future offer, sale or issuance of Equity Interests in Blocker. Neither Blocker nor Blocker Seller has ever sponsored, maintained or contributed to any Plan or employed any Person.

5.06          Investments. Blocker does not own any Equity Interests in any Person, other than the Blocker Company Units.

5.07          Tax Matters.

(a)             Blocker has filed all Income Tax Returns and all material non-Income Tax Returns that are required to be filed by it (taking into account any extensions of time to file). All Taxes shown as owing by Blocker on all such Tax Returns have been fully paid or properly accrued, and all such Tax Returns are true and correct in all material respects.

(b)             Blocker is not, and has not been, party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than any customary agreements with customers, vendors, lenders, lessors or the like entered into in the Ordinary Course of Business, and the primary purpose of which does not relate to Taxes).

(c)             Blocker is not currently the subject of any audit or other examination of any Taxes by any Taxing Authorities with respect to any open Tax years and, to the Blocker Seller’s Knowledge, no such audit or other examination is contemplated or pending. Blocker has not waived in writing any statute of limitations in respect of any material Taxes payable by it, which waiver would be in effect after the Closing.

(d)             There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Blocker.

(e)             Blocker will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the date hereof; (iii) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing, (iv) installment sale or open transaction disposition made prior to the Closing outside of the Ordinary Course of Business (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside the Ordinary Course of Business or (vi) election under Section 965(h) of the Code.

(f)             Blocker has: (i) not been a member of an Affiliated Group (other than an Affiliated Group the common parent of which was Blocker or any predecessor thereto); (ii) no liability for Taxes of another Person under Treasury Regulations Section 1.1502-6 (other than an Affiliated Group the common parent of which was Blocker or any predecessor thereto) as a transferee or successor; or (iii) no liability for Taxes of another Person pursuant to a Contract (other than any Contract entered into in the Ordinary Course of Business, the primary purpose of which does not relate to Taxes).

(g)             Blocker has not engaged in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h)             Blocker has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i)             All Taxes that Blocker is obligated to withhold from amounts owing to any employee, shareholder creditor or any other person have been deducted, withheld, and, if required, fully paid (or remitted, as applicable) or properly accrued.

(j)              No written claim has ever been made by a taxing authority in a jurisdiction where Blocker does not file Tax Returns that it is or may be subject to taxation by such jurisdiction. Blocker has not had a permanent establishment in any country other than the country under the Laws of which it is organized.

(k)             Blocker has, since its formation, been treated as a C-corporation for U.S. federal income tax purposes. Blocker has never constituted a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code).

(l)              Blocker has not deferred until after the Closing Date any payment of Taxes otherwise due prior to the Closing Date, pursuant to a law in respect of COVID-19 (including through any automatic extension or other grant of relief provided by a Law in respect of COVID-19).

(m)           All sales and use, transfer, and similar Taxes of Blocker have been duly collected and remitted to the appropriate Governmental Authority, and the appropriate Tax Returns in respect of such Taxes have been filed by Blocker.

(n)             None of Blocker’s tax basis in assets is subject to the limitations on “amortizable Section 197 intangibles” described in Section 197(f)(9) of the Code.

(o)             Since January 1, 2022, Blocker has not (i) made an election to change the tax classification of Blocker (as a corporation, partnership or disregarded entity) for federal, state or local income Tax purposes, (ii) made, changed or rescinded any Tax election, (iii) settled or compromised any Tax claim, assessment, reassessment, liability, proceeding or controversy, (iv) filed any materially amended Tax Return, (v) entered into any agreement with a Governmental Authority with respect to Taxes, (vi) entered into any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (vii) surrendered any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (viii) consented to the extension or waiver of the limitation period applicable to any Tax matter (excluding any extension of time to file a Tax Return in the Ordinary Course of Business), (ix) made a request for a Tax ruling to any Governmental Authority or (x) amended or changed any of its methods of accounting for income Tax purposes.

5.08             Holding Company. Blocker has no material operations and no material assets, and does not engage in, and has never engaged in, any business activities, other than (a) its ownership of the Blocker Company Units, (b) activities in connection with this Agreement and the Transactions, and (c) engaging in transactions related to its formation and capital stock (including the issuance of the Blocker Shares to the Blocker Seller), in each case, including any activities related or incidental thereto. Blocker (i) has no, and has never had any, employees, (ii) does not own or lease, and has never owned or leased, any real property or personal property and (iii) does not have any Liabilities.

5.09             Litigation. There are no Proceedings pending or, to the Blocker Seller’s knowledge, threatened in writing against the Blocker Seller or Blocker, at law or in equity, before or by any Governmental Authority which would reasonably be expected to affect the legality, validity or enforceability of this Agreement or the consummation of the Transactions.

5.10             Compliance with Laws. Blocker is and has, since the January 1, 2020, been in compliance in all material respects with all laws and governmental orders applicable to Blocker. Blocker has not, since January 1, 2020, received any written notice alleging, and to the knowledge of Blocker, Blocker is not under investigation with respect to nor, since January 1, 2020, has Blocker been threatened to be charged with any, noncompliance with any such laws or governmental orders.

5.11             No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Blocker in connection with the transactions contemplated by this Agreement.

5.12             No Additional Representations or Warranties. Except for the representations and warranties contained in this Article V, neither Blocker, nor the Blocker Seller nor any other Person on behalf of Blocker or the Blocker Seller makes any other express or implied representation or warranty with respect to Blocker or the Blocker Seller or with respect to any other information provided to Buyer or its Affiliates.

Article VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer and Merger Sub as follows:

6.01             Status. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite limited liability company power and authority to own or lease its properties and assets and to carry on its business as now being conducted. The Company is legally qualified to transact business as a foreign company in all jurisdictions where the nature of its properties and the conduct of its business as now conducted require such qualification, except where the failure to be so qualified would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

6.02             Power and Authority. The Company has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. All acts or proceedings required to be taken by the Company applicable to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of the Company’s obligations hereunder and thereunder have been properly taken.

6.03             Enforceability. This Agreement and the other Transaction Documents to which it is a party have been or will be duly authorized, executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement and the other Transaction Documents by the other parties hereto and thereto, this Agreement and the other Transaction Documents to which it is a party constitute or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the same may be limited by the Bankruptcy and Equity Exceptions.

6.04             Capitalization; Ownership. Schedule 6.04 sets forth the number and type (and, where applicable, the “Participation Threshold” (as defined in the LLC Agreement)) of the issued and outstanding Equity Interests in the Company and the holder of record of each such Equity Interests, in each case, as of the date hereof (including the Options), as well as any other rights that entitle any Person to share in the equity, profits, earnings, losses or gains of the Company. All of the issued and outstanding Equity Interests in the Company have been duly authorized and validly issued and are fully paid, and were issued in compliance with all applicable state and federal securities Laws and have not been issued in violation of any preemptive or similar rights. Except as set forth on Schedule 6.04, there are no outstanding options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements that require the Company to issue or sell any Equity Interests (or securities convertible into or exchangeable for Equity Interests) or outstanding equity appreciation, phantom stock or similar rights with respect to the Company or any other rights that entitle any Person to share in the equity, profits, earnings, losses or gains of the Company. The Company is not subject to any obligation (contingent or otherwise) to redeem, repurchase or otherwise acquire or retire any of its Equity Interests that would survive the Closing. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting, sale or transfer of any shares or other Equity Interests in the Company, except for the LLC Agreement. Except as set forth in the LLC Agreement and except for the Options, there are no Contracts to which the Company or any of its Subsidiaries is a party or by which any of them are bound to pursuant to which the Company or any of its Subsidiaries has an outstanding obligation to repurchase, redeem or otherwise acquire or dispose of any of its Equity Interests. Except as set forth in the LLC Agreement, no Person has any right of first offer, right of first refusal, preemptive or similar right in connection with any future offer, sale or issuance of equity securities of the Company or any of its Subsidiaries. None of the Equity Interests in the Company are certificated. True and complete copies of the organizational documents of the Company, including all amendments thereto, as presently in effect have been made available to Buyer.

6.05             Options. Schedule 6.05 sets forth a correct and complete summary generated by Carta, as of the date hereof, of all Optionholders and, with respect to each Optionholder, (i) the number of Options held by such Optionholder; (ii) the grant date of each Option; and (iii) the exercise price of each Option. Each Option is an option to acquire Common Units and was granted under the Company Equity Plan. All Options have been granted pursuant to an exemption from registration available under securities Law. Each Option was granted after the Company’s formation. The aggregate amount of the Transaction Consideration allocable to any Unit underlying any Option, less the aggregate per Unit exercise price of such Option, is greater than zero. As of the Closing, all of the Options will be fully vested.

6.06             Subsidiaries.

(a)             Schedule 6.06(a) lists (i) each Subsidiary of the Company, (ii) the number and type of all issued and outstanding Equity Interests in such Subsidiaries (as well as any other rights that entitle any Person to share in the equity, profits, earnings, losses or gains of such Subsidiary) and (iii) the record and beneficial owner thereof, all of which are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than Permitted Liens). Except as set forth on Schedule 6.06(a), neither the Company nor its Subsidiaries owns, holds or has the right to acquire any Equity Interest in any other Person. Except as set forth in the organizational documents of the Company’s Subsidiaries, there are no outstanding options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements that require the Company’s Subsidiaries to issue or sell any of its Equity Interests (or securities convertible into or exchangeable for shares of its Equity Interests) or any other rights that entity any Person to share in the equity, profits, earnings, losses or gains of the Company’s Subsidiaries. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting, sale or transfer of any Equity Interests in any Subsidiary of the Company.

(b)             Each Subsidiary of the Company is validly existing and in good standing under the Laws of its jurisdiction of formation. Each Subsidiary of the Company has all requisite power and authority to own or lease its properties and assets and to carry on its business as now being conducted. Each Subsidiary of the Company is legally qualified to transact business as a foreign company in all jurisdictions where the nature of its properties and the conduct of its business as now conducted require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect.

6.07             No Violation; Consents and Approvals. Except as set forth on Schedule 6.07, the execution and delivery of this Agreement and the other Transaction Documents by the Company, and the consummation of the Transactions will not (a) violate any provision of the organizational documents of the Company or any of its Subsidiaries, (b) violate any material Law applicable to, binding upon or enforceable against the Company or any of its Subsidiaries, (c) result in any material breach of, or constitute a material default (or an event which would, with the passage of time or the giving of notice or both, constitute a material default) under, require the consent of or notice to any Person under, give rise to a right of payment under or the right to terminate or amend, or result in the acceleration of material obligations or loss or material benefits under, any Material Contract, (d) result in the creation or imposition of any Lien upon any of the material property or material assets of the Company or any of its Subsidiaries or (e) require the consent or approval of any Governmental Authority or any other Person, other than compliance with any applicable requirements of the Hart-Scott-Rodino Act. True and complete copies of the organizational documents of the Company and each of its Subsidiaries, including all amendments thereto, as presently in effect have been made available to Buyer.

6.08             Financial Statements; No Undisclosed Liabilities.

(a)             Attached to Schedule 6.08(a) are copies of (i) the audited consolidated balance sheet of WT Intermediate, LLC and its subsidiaries as of December 31, 2020 and December 31, 2021 and the related audited consolidated statements of operations, members’ equity and cash flows for the fiscal years ended December 31, 2020 and December 31, 2021 (collectively, the “Year-End Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2022 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows for the six-month period ended June 30, 2022 (collectively, with the Latest Balance Sheet, the “Interim Financial Statements” and collectively with the Year-End Financial Statements, the “Financial Statements”). Except as set forth on Schedule 6.08(a), the Financial Statements (A) fairly present, in all material respects the financial position and results of operations of WT Intermediate, LLC and its subsidiaries (in the case of the Year-End Financial Statements) or the Company and its Subsidiaries (in the case of the Interim Financial Statements), as the case may be, as of the dates and for the periods referred to therein, (B) have been prepared in accordance with GAAP, consistently applied (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the lack of footnote disclosures and other presentation items), and (C) were prepared from the books and records of the Company and its Subsidiaries.

(b)             Except as set forth on Schedule 6.08(b), the Company and its Subsidiaries do not have any debts, liabilities or obligations of any kind or nature whatsoever, whether absolute or contingent, accrued or unaccrued, matured or unmatured, or known or unknown (“Liabilities”), except (i) Liabilities accrued on or reserved against in the Latest Balance Sheet or disclosed in the notes to the other Financial Statements, (ii) Liabilities that have arisen since the date of the Latest Balance Sheet in the Ordinary Course of Business (excluding Liabilities for breach of contracts or violations of law), (iii) Liabilities to be included in the computation of Funded Debt outstanding as of the Adjustment Time, the Transaction Expenses or Working Capital, and (iv) other Liabilities which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(c)             The Company does not engage in, and has never engaged in, any business activities, conducted any business operations or directly owned any assets or properties, other than acquiring, purchasing, owning and/or managing the Equity Interests of its direct and indirect Subsidiaries shown on Schedule 6.06(a).

(d)             The systems of internal controls over financial reporting of the Company and its Subsidiaries are sufficient in all material respects to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are executed only in accordance with management’s authorization, (iii) the books and records of the Company and its Subsidiaries accurately and fairly reflect in reasonable detail the transactions and dispositions of the assets of the Company and its Subsidiaries and (iv) management of the Company and its Subsidiaries can reasonably prevent or timely detect the unauthorized acquisition, use or disposition of assets of the Company and its Subsidiaries that would materially affect the financial statements of the Company and its Subsidiaries. To the Company’s Knowledge, there are no material weaknesses in the design or operation of internal controls over financial reporting with respect to the Company and its Subsidiaries.

(e)             All outstanding accounts receivable shown on the Latest Balance Sheet arose out of bona fide sales, performance of services and other business transactions in the Ordinary Course of Business (it being understood, for the avoidance of doubt, that this Section 6.08(e) is not a guarantee of collection of any account receivable).

6.09             Absence of Certain Developments.

(a)             Since January 1, 2022, the business of the Company and its Subsidiaries has been conducted in all material respects in the Ordinary Course of Business.

(b)             Since January 1, 2022, there has not been any Material Adverse Effect.

(c)             Except as set forth on Schedule 6.09, expressly contemplated by this Agreement or required by applicable Law, neither the Company nor any of its Subsidiaries has, since January 1, 2022:

(i)             (A) issued, delivered, reissued, granted or sold, disposed or pledged any of its Equity Interests or (B) declared, set aside, made or paid any dividend or other distribution in respect of any Equity Interests (other than dividends or distributions paid in cash prior to the Closing);

(ii)             created, incurred, assumed or guaranteed any Funded Debt, other than (x) in the Ordinary Course of Business pursuant to the Company’s existing credit facilities, or (y) pursuant to arrangements solely among or between the Company and one or more of its Subsidiaries;

(iii)            sold, transferred, assigned, leased, licensed (other than non-exclusive licenses granted in the Ordinary Course of Business), dedicated to the public, abandoned, mortgaged, pledged or otherwise subjected to any Lien (other than Permitted Liens) any material portion of their assets or property (tangible or intangible), taken as a whole;

(iv)           entered into any Contract to make an acquisition (whether by merger, acquisition of stock or assets, or otherwise) of any business or line of business;

(v)             made any change in the organizational documents of the Company or any of its Subsidiaries;

(vi)           (A) made an election to change the tax classification of the Company or any of its Subsidiaries (as a corporation, partnership or disregarded entity) for federal, state or local income Tax purposes (B) made, changed or rescinded any Tax election, (C) settled or compromised any Tax claim, assessment, reassessment, liability, proceeding or controversy, (D) filed any materially amended Tax Return, (E) entered into any agreement with a Governmental Authority with respect to Taxes, (F) entered into any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (G) surrendered any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (H) consented to the extension or waiver of the limitation period applicable to any Tax matter (excluding any extension of time to file a Tax Return in the Ordinary Course of Business), (I) made a request for a Tax ruling to any Governmental Authority or (J) amended or changed any of its methods of accounting for income Tax purposes;

(vii)          through the date hereof, suffered any damage, destruction or loss, regardless of whether covered by insurance, with respect to the property and assets of the Company or any of its Subsidiaries having a replacement cost of more than $250,000;

(viii)         except in the Ordinary Course of Business as required by applicable Law or pursuant to the Plans or Contracts set forth on Schedule 6.20(a), (A) increased the salary payable or to become payable by it to any Company Employee whose base salary is in excess of $250,000, or (B) increased the coverage or benefits available under any severance pay, termination pay, deferred compensation, bonus or other incentive compensation plan or arrangement;

(ix)            adopted a plan of liquidation, dissolution, merger, consolidation or other reorganization (other than this Agreement);

(x)             made a material change in its accounting or Tax reporting methods, principles or policies;

(xi)            changed accounting policies or procedures, except as required by GAAP;

(xii)           except as required under the terms of existing Plans in effect as of the date of this Agreement and disclosed on Schedule 6.15(a) or as required by applicable Law or as provided herein, (A) entered into, established, adopted, terminated or materially amended any Plan (or any plan, program, policy, agreement or arrangement that would be Plan if in effect as of the date hereof), except in the Ordinary Course of Business and as does not materially increase the cost or expense to the Company and its Subsidiaries; (B) granted, amended, or accelerated the vesting, funding or payment of, any new cash, equity or equity-based awards (including any options, Units and unit appreciation rights) or bonuses, transaction payments, change in control, retention or other related payments, compensation or benefits; (C) entered into, negotiated, modified or extended any agreement with any labor union, trade union, bargaining agent or similar body; or (D) through the date hereof, hired or engaged the services of any individual who would be, or terminate the services (without cause) of, any Company Employee whose base salary is in excess of $250,000;

(xiii)          (A) amended the terms of, or waived any material rights under, or terminated any Contract required to be listed on Schedule 6.20(a) or any contract that, if in effect on the date hereof, would have been required to be listed on Schedule 6.20(a) or (B) entered into any Contract that would be required to be listed on Schedule 6.20(a) (other than customer Contracts entered into in the Ordinary Course of Business);

(xiv)          settled, compromised, waived or released any material claims (other than settlements of any such claims against the Company or any of its Subsidiaries solely for money damages payable prior to the Closing Date);

(xv)             (A) failed to make capital investments in the Ordinary Course of Business or (B) entered into capital investment commitments, which are reasonably expected to become payable after the Closing, in excess of $500,000;

(xvi)           terminated, materially modified or failed to renew any material Permit;

(xvii)          affirmatively canceled, materially reduced the stated coverage levels under, or failed to renew, any insurance coverage; or

(xviii)         committed to do any of the foregoing.

(d)             The Company does not have any Liabilities for declared or otherwise payable distributions (other than tax distributions for the current calendar quarter).

6.10             Litigation. Except as set forth on Schedule 6.10, there are no, and since January 1, 2020, there have not been any, Proceedings pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries, at law or in equity, before or by any Governmental Authority. Neither the Company nor any of its Subsidiaries is, or since January 1, 2020, has been, subject to any outstanding judgment, order or decree of any Governmental Authority.

6.11             Environmental Matters.

(a)             The Company and its Subsidiaries are, and since January 1, 2020, have been, in compliance in all material respects with all applicable Environmental Laws. Since January 1, 2020, neither the Company nor any of its Subsidiaries has been cited, fined or otherwise notified in writing of any material failure to comply with any material Environmental Laws that has not been paid or cured.

(b)             The Company and its Subsidiaries have obtained all material Permits that are required under Environmental Laws for the operation of their business as currently conducted, which Permits are in full force and effect, and the Company and its Subsidiaries are and since January 1, 2020, have been in compliance in all material respects with all such Permits.

(c)             Neither the Company nor any of its Subsidiaries has, since January 1, 2020, received any written notice of any material violation of Environmental Law or any material Liability arising under Environmental Laws.

(d)             There is no, and since January 1, 2020, there has not been any, Proceeding pending or, to the Company’s Knowledge, threatened in writing against the Company or its Subsidiaries alleging or asserting any violation of or Liability pursuant to Environmental Laws.

(e)             The Company and its Subsidiaries have not released any hazardous materials, substances or wastes at any of the Leased Real Property that currently requires remediation or other corrective action by the Company or its Subsidiaries under Environmental Laws.

6.12             Title to Properties.

(a)             The Company or one of its Subsidiaries has valid title to, or holds a valid leasehold interest in (or other right to use), all of the material tangible personal property used by them in the conduct of their business, free and clear of all Liens, except for Permitted Liens. Each such item of material tangible personal property is in all material respects in good operating condition and repair, subject to normal wear and tear, ongoing repairs or refurbishments in the Ordinary Course of Business.

(b)             The Company and its Subsidiaries do not own any real property.

(c)             Schedule 6.12(c) contains a list of all real property leases (the “Leases”) and the address of the real property leased thereunder (the “Leased Real Property”) by the Company and its Subsidiaries from another Person. The Company has made available to Buyer a true and complete copy of the Leases. The Company and its Subsidiaries hold a good and valid leasehold interest in all of the Leased Real Property, the Company or Subsidiaries have not collaterally assigned or granted any other security interest in any Leased Real Property, other than pursuant to the Credit Agreement (as defined in the Schedules), and neither the Company nor any of its Subsidiaries has received at any time since January 1, 2020, written notice of any existing material defaults under any Lease by the Company or its Subsidiaries (as applicable) nor, to the Company’s Knowledge, are there any existing material defaults under any Lease by the lessor thereof. Each Lease is legal, valid, binding and in full force and effect, subject to proper authorization and execution of such lease by the other party and the application of any Bankruptcy and Equity Exceptions. The Company’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Property has not been disturbed, and neither the Company nor any of its Subsidiaries is in default in any material respect under any Lease. The Leased Real Property is in all material respects in good operating condition and repair, ordinary wear and tear excepted, and adequate and suitable for its current use. The Leased Real Property constitutes all real property occupied by the Company and its Subsidiaries.

(d)             Except as set forth on Schedule 6.12(d), neither the Company nor any of its Subsidiaries leases or subleases any real property to any third party.

6.13             Compliance with Laws.

(a)             The Company and its Subsidiaries are, and since January 1, 2020, have been, in compliance in all material respects with all applicable Laws. Since January 1, 2020, (i) neither the Company nor any of its Subsidiaries have been cited, fined or otherwise notified in writing of any material failure to comply with any material Laws that has not been paid or cured, and (ii) to the Company’s Knowledge, no investigation by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or expressly threatened in writing, except for any such investigation that, if adversely determined, would not reasonably be expected to have a material impact on the Company and its Subsidiaries taken as a whole.

(b)             (i) Since January 1, 2020, none of the Company or any of its Subsidiaries, any of their directors, officers or employees acting on behalf of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any of their other representatives acting on behalf of, the Company or any of its Subsidiaries, have, directly or knowingly indirectly: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (B) made any direct or indirect unlawful payments to any foreign governmental officials or employees or to any political parties or campaigns from corporate funds; (C) violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption or anti-bribery Law (collectively, “Anti-Corruption Laws”); or (D) made, paid, offered, promised or given any other unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign government official or any other Person; (ii) to the Company’s Knowledge, no Governmental Authority is investigating or, since January 1, 2020, has conducted, initiated, or threatened any investigation of the Company or any of its Subsidiaries or any of their officers, directors, or employees, in connection with an alleged or possible violation of any Anti-Corruption Laws; and (iii) since January 1, 2020, neither the Company nor any of its Subsidiaries has (A) submitted any voluntary or involuntary disclosure to any Governmental Authority in connection with an alleged or possible violation of any Anti-Corruption Laws or (B) conducted, or received any written notice from any Governmental Authority or any other Person of, an investigation, audit, or inquiry in connection with an alleged or possible violation of any Anti-Corruption Laws.

(c)             (i) Each of the Company and any of its Subsidiaries and their directors, officers or employees acting on behalf of the Company or any Subsidiary and, to the Company’s Knowledge, all of their other representatives acting on behalf of, the Company or any of its Subsidiaries, are, and, since January 1, 2020, have been, in compliance in all material respects with all applicable sanctions Laws, export and import Laws, and U.S. anti-boycott Laws (collectively, the “Trade Controls”); (ii) none of the Company or any of its Subsidiaries nor any of their directors, officers or employees acting on behalf of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any of their other respective representatives acting on behalf of the Company or any of its Subsidiaries, is or, since January 1, 2020, has been: (A)(I) a Person that is designated on the Specifically Designated Nationals and Blocked Persons, or (II) an entity that is 50% or greater owned, directly or indirectly, by a Person or Persons described in clause (I); (B) organized, resident or located in a country that is the target of comprehensive territorial sanctions; or (C) otherwise in violation in any material respect of applicable Trade Controls; (iii) to the Company’s Knowledge, no Governmental Authority is investigating or has, since January 1, 2020, conducted, initiated, or threatened any investigation of the Company or any of its Subsidiaries or any of their officers, directors or employees in their capacities as such in connection with an alleged or possible violation of any Trade Controls; and (iv) neither the Company nor any of its Subsidiaries has, since January 1, 2020, (A) submitted any voluntary or involuntary disclosure to any Governmental Authority or (B) conducted, or received any written notice from any Governmental Authority or any other Person of, an investigation, audit, or inquiry in connection with an alleged or possible violation of any Trade Controls.

6.14             Labor and Employment Matters.

(a)             The Company has provided to Buyer a true, correct and complete list that sets forth, as of October 1, 2022, with respect to each employee of the Company or any of its Subsidiaries: (i) name or, to the extent providing a name would be prohibited under applicable privacy Law, employee ID, (ii) employment commencement date, (iii) job title or position, (iv) status (full time or part-time, exempt or non-exempt, active or on a leave of absence for any reason), (v) salary or hourly wage rate, (vi) other cash compensation payable to them in 2022, (vii) city (for United States employees) and country of employment (for non-United States employees), (viii) employment entity, and (ix) any work visas or green cards that are held by them (or that are applied for) and that relate to the business of the Company and its Subsidiaries.

(b)             The Company and its Subsidiaries are neither party to, nor bound by, any collective bargaining agreement or any other agreement executed with a labor union, labor organization or works council, and no Company Employees are represented by any labor union, works council, or other labor organization with respect to their employment with the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has experienced any actual or, to the Company’s Knowledge, threatened (i) unfair labor practice charges, labor grievances, strikes, lockouts, labor arbitrations, slowdowns, handbilling, picketing, work stoppages or other collective bargaining dispute or (ii) Proceeding in any court, tribunal, or administrative agency, or any out-of-court claim, against the Company or any of its Affiliates relating to any alleged violation by it of any Law related to collective bargaining or union-related activity, including any charge or complaint filed by a Company Employee or union with a Governmental Authority, in each case, since January 1, 2020. No union or other organizational effort is presently being, or since January 1, 2020, has been, made or threatened by or on behalf of any labor union with respect to Company Employees or against the Company or any of its Affiliates. There are no material grievances, allegations of misclassification or unfair labor practice complaints involving any Company Employee pending against the Company or any of its Affiliates before the National Labor Relations Board or any other Governmental Authority.

(c)             The Company and its Subsidiaries are, and since January 1, 2020, have been, in compliance in all material respects with all applicable Laws respecting labor, employment, service and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the proper classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), workplace conduct, employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action, employee health and safety, unemployment insurance practices and collective bargaining (together, “Employment Laws”). There are no Proceedings pending or, to the Company’s Knowledge, threatened by any Company Employee or Governmental Authority with respect to Employment Laws. Except as would not result in a material Liability to the Company and its Subsidiaries, taken as a whole, (i) since January 1, 2020, neither the Company nor its Affiliates has misclassified any Person as an independent contractor, temporary employee, leased employee, crowdsource worker or other non-employee service provider and (ii) any individual providing services to or for the Company or its Affiliates who is classified as an independent contractor by the Company or its Affiliates is properly classified as an independent contractor, and since January 1, 2020, the Company and its applicable Affiliates has fully and accurately reported each of its United States independent contractor’s compensation on IRS Forms 1099 (or otherwise in accordance with applicable Law) when required to do so. To the Company’s Knowledge, no Company Employee is in violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant to which such Company Employee is bound.

(d)             In the ninety (90) day period prior to the date hereof, neither the Company nor any of its Affiliates has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company, and none of the Company or any of its Affiliates has engaged in any employee layoffs or employment terminations sufficient in number to trigger notice obligations under the WARN Act.

(e)             Except as would not result in material liability for the Company and its Subsidiaries taken as a whole: (i) the Company and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to their Company Employees under applicable Law, contract or company policy and (ii) each individual who is providing or since January 1, 2020, has provided services to the Company and its Subsidiaries and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes. Except as would not result in material Liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Affiliates is or has since January 1, 2020 been liable for any arrears of wages or any penalty for failure to pay wages earned by any Company Employee or payment due to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other employee benefits (other than routine payments to be made in the ordinary course of business). Since January 1, 2020, (A) to the Company’s Knowledge, no allegations of discrimination or sexual harassment have been made against any Company Employee (I) with a title of vice president of above or (II) in a manner that would reasonably be expected to result in any material Liability to the Company and its Subsidiaries, and (B) neither the Company nor any of its Affiliates has entered into any settlement agreements related to allegations of sexual harassment or misconduct by any Company Employee.

6.15             Employee Benefit Plans.

(a)             Schedule 6.15(a) sets forth a list as of the date hereof of all Plans (other than individual non-management employment agreements or offer letters that are substantially similar to the forms that have been provided to Buyer). For the purposes of this Agreement, “Plans” means all employee benefit plans as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each bonus, pension, profit sharing, executive compensation, deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, employment, individual consulting, vacation, paid time off, health or other medical, dental, life, disability, social security, or other insurance plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by the Company and its Subsidiaries for the benefit of the Company Employees and their dependents or beneficiaries.

(b)             Each of the Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service. Each of the Plans has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and in compliance with the requirements of the Code, ERISA and other applicable Laws and regulatory guidance issued by any Governmental Authority. Each Plan required to receive the approval of, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification. Each Plan required to be registered with applicable Governmental Authorities, works councils or other employee representative bodies has been registered and has been maintained in good standing. No Proceedings (other than routine claims for benefits in the ordinary course of business) are pending or, to the Company’s Knowledge, threatened against or with respect to any Plan, and no investigation, audit or other administrative proceeding by any Governmental Authority is pending or threatened with respect to any Plan.

(c)             With respect to the Plans, (i) all contributions and payments that have become due under or with respect to any Plan by the Company or any of its Subsidiaries have been timely made or paid in all material respects, and all contributions and payments not yet due have been properly accrued in all material respects, (ii) neither the Company nor any of its Subsidiaries have engaged in, and, to the Company’s Knowledge, no other Person has engaged in, a non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of duty by a “fiduciary” (as defined in Section 3(21) of ERISA) that would reasonably be expected to result in material liability or obligation of the Company or any of its Subsidiaries, and (iii) no action, investigation, audit, suit, proceeding, hearing or claim (other than routine claims for benefits) is pending or, to the Company’s Knowledge, threatened. Neither the Company nor any of its Subsidiaries has incurred or would reasonably be expected to incur any material penalty or Tax (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. Without limiting the generality of the other provisions of this Section 6.15, no Plan that is subject to the Laws of a jurisdiction other than the U.S. (whether or not U.S. Laws also apply), is a defined benefit pension plan (as defined in ERISA, whether or not subject to ERISA) or has any unfunded or underfunded Liabilities that would be material to the Company and its Subsidiaries, taken as a whole.

(d)             With respect to each Plan set forth on Schedule 6.15(a) covering employees who primarily perform services in the United States and each material Plan covering individuals who primarily perform services outside of the United States, the Company has made available to Buyer true and correct copies of, as applicable, (i) current Plan documents, amendments and related trust agreements, material insurance contracts, insurance policies or any funding documentation (or, where a Plan is unwritten, summaries thereof), (ii) the most recent annual Form 5500 report, including all schedules thereto, (iii) the most recent summary plan description (and any summaries of material modifications thereto), (iv) the most recent IRS determination or opinion letter, (v) the latest financial statements for the Plans, and (vi) any non-routine correspondence with any Governmental Authority since January 1, 2020. With respect to each Plan set forth on Schedule 6.15(a) covering employees who primarily perform services outside of the United States, the Company has made available to Buyer summaries of the benefits provided under such Plans.

(e)             None of the Company or any of its Subsidiaries maintains, sponsors, contributes to or has any Liability or obligation with respect to (including on account of an ERISA Affiliate), (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any multiemployer plan (as defined in Section 3(37) of ERISA), (iii) any multiple employer plan (as described in Section 413(c) of the Code or Sections 210, 4063, 4064 or 4066 of ERISA), or (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). Except as set forth on Schedule 6.15(e), no Plan provides, neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Employee (or their respective dependents or beneficiaries) is entitled to receive, any retiree, post-termination or post-employment health or life benefits, other than as required under Section 4980B of the Code or any similar applicable state Law.

(f)             No Proceeding with respect to the administration or the investment of the assets of any such Plan (other than routine undisputed claims for benefits) is, or at any time since January 1, 2020, has been, pending or, to Company’s Knowledge, threatened in writing.

(g)             Except as set forth on Schedule 6.15(g), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in conjunction with any other event, will: (i) result in any compensation or benefit becoming due to any Company Employee under any Plan; (ii) accelerate the time of payment, funding or vesting, increase the amount, or result in the forfeiture, of any compensation or benefits under any Plan or otherwise; (iii) result in any forgiveness of indebtedness of any Company Employee; or (iv) result in any payment or benefit to any “disqualified individual” (within the meaning of Section 280G of the Code) that could be treated as an “excess parachute payment” under Section 280G of the Code.

(h)             Each Plan that constitutes a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in compliance with Section 409A of the Code. Neither the Company nor any of its Subsidiaries has any obligation to “gross-up” or otherwise reimburse, indemnify or make whole any Company Employee with respect to any Taxes or related interest or penalties incurred by such individual under Sections 4999 or 409A of the Code.

(i)             Management Holdings does not, and has never, employed any Person.

6.16             Tax Matters.

(a)             The Company and its Subsidiaries have filed all Income Tax Returns and all material non-Income Tax Returns that are required to be filed by them (taking into account any extensions of time to file). All Taxes shown as owing by the Company and its Subsidiaries on all such Tax Returns have been fully paid or properly accrued, and all such Tax Returns are true and correct in all material respects.

(b)             Neither the Company nor any of its Subsidiaries is currently or has been a party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than customary agreements with customers, vendors, lenders, lessors or the like entered into in the Ordinary Course of Business, and the primary purpose of which does not relate to Taxes).

(c)             Neither the Company nor its Subsidiaries is currently the subject of any audit or other examination of any Taxes by any Taxing Authorities with respect to any open Tax years and, to the Company’s Knowledge, no such audit or other examination is contemplated or pending. Neither the Company nor any of its Subsidiaries has waived in writing any statute of limitations in respect of any material Taxes payable by any of them, which waiver would be in effect after the Closing.

(d)             There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(e)             Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the date hereof (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing, (iv) installment sale or open transaction disposition made prior to the Closing outside of the Ordinary Course of Business (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside of the Ordinary Course of Business or (vi) election under Section 965(h) of the Code.

(f)             Except as set forth on Schedule 6.16(f), each of the Company and its Subsidiaries is properly treated as either a “partnership” or “disregarded entity” for U.S. federal income Tax purposes and no election has been made pursuant to Treasury Regulation Section 301.7701-3(c) to treat the Company or any of its Subsidiaries as an association taxable as a corporation for U.S. federal income Tax purposes.

(g)             Neither the Company nor any of its Subsidiaries has: (i) been a member of an Affiliated Group; (ii) any liability for material Taxes of another Person under Treasury Regulations Section 1.1502-6 as a transferee or successor; or (iii) any liability for material Taxes of another Person pursuant to a Contract (other than Contracts entered into in the Ordinary Course of Business, the primary purpose of which does not relate to Taxes).

(h)             Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)             All Taxes that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any unitholder, creditor or any other person (including, without limitation, any withholding required pursuant to Section 1446(a) of the Code and any comparable provision of applicable state, local or non-U.S. Tax law) have been deducted, withheld, and, if required, fully paid (or remitted, as applicable) or properly accrued.

(j)             No written claim has been made by a taxing authority since January 1, 2018, in a jurisdiction where the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by such jurisdiction. None of the Company or any of its Subsidiaries has had a permanent establishment in any country other than the country under the Laws of which it is organized.

(k)             Neither the Company nor any of its Subsidiaries has made any election to apply the Partnership Tax Audit Rules earlier than required by applicable Law.

(l)             Neither the Company nor any of its Subsidiaries is a partnership in respect of which, directly or indirectly, (i) fifty percent or more of the value of its gross assets consists of U.S. real property interests (within the meaning of Section 897 of the Code), and (ii) ninety percent or more of the value of the gross assets consist of U.S. real property interests plus any cash or cash equivalents.

(m)             None of the Company or any of its Subsidiaries has deferred until after the Closing Date any payment of Taxes otherwise due prior to the Closing Date, pursuant to a law in respect of COVID-19 (including through any automatic extension or other grant of relief provided by a Law in respect of COVID-19).

(n)             All sales and use, transfer, and similar Taxes of the Company and its Subsidiaries have been duly collected and remitted to the appropriate Governmental Authority, and the appropriate Tax Returns in respect of such Taxes have been filed by the Company and its Subsidiaries.

(o)             None of the Company’s or any of its Subsidiaries’ tax basis in assets are subject to the limitations on “amortizable Section 197 intangibles” described in Section 197(f)(9) of the Code.

(p)             Except as set forth on Schedule 6.16(p), all Incentive Units issued by the Company that are outstanding as of the date hereof are subject to a valid and timely election under Section 83(b) of the Code. Immediately prior to Closing (and without taking into account any accelerated vesting that would occur in connection with the Closing), no outstanding Units of the Company are subject to vesting, other than Incentive Units.

6.17             Insurance. Schedule 6.17 lists each material insurance policy in effect as of the date hereof that is maintained by the Company and its Subsidiaries, including the name of the insurer and policy number (the “Insurance Policies”). The Insurance Policies are in full force and effect, all premiums due thereon have been paid, and neither the Company nor any of its Subsidiaries is, in any material respect, in breach thereof or in default thereunder. Except as set forth on Schedule 6.17, neither the Company nor its Subsidiaries has any self-insurance or co-insurance programs.

6.18             Licenses and Permits. The Company and its Subsidiaries possess, and, since January 1, 2020, have possessed, all Permits that are material to the operation of their business as currently conducted and all such Permits are in full force and effect. Neither the Company nor any of its Subsidiaries is, in any material respect, in default or violation under any of such Permits. There are no, and since January 1, 2020 have not been any, Proceedings pending or, to the Company’s Knowledge, threatened in writing relating to the suspension, revocation or modification of any of such Permits.

6.19             Affiliated Transactions. Except (a) for equity arrangements with the Company and employment relationships and the provision of compensation and benefits to employees and individual service providers in the Ordinary Course of Business, and (b) as set forth on Schedule 6.19, no current or former officer, director, manager, senior-management level employee or Affiliate of the Company or its Subsidiaries and no Unitholder or Affiliate of a Unitholder is a party to any Contract or transaction with the Company or its Subsidiaries or has any ownership interest in any material property used by the Company or its Subsidiaries.

6.20             Material Contracts.

(a)             Schedule 6.20(a) sets forth a list of all Contracts in effect as of the date hereof to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, meeting any of the descriptions set forth below (collectively referred to herein as the “Material Contracts”):

(i)             all Contracts relating to any completed material business acquisition or disposition by the Company or any of its Subsidiaries since January 1, 2020;

(ii)             all written Contracts for the employment of Company Employee by the Company or any of its Subsidiaries whose base salary is in excess of $100,000;

(iii)           all collective bargaining agreements or any other agreements executed with a labor union, labor organization or works council;

(iv)           all Contracts for Funded Debt;

(v)            all Contracts under which the Company or any of its Subsidiaries is lessee of, or holds or operates, any personal property owned by any other party, for which the annual rental exceeds $250,000;

(vi)           all Contracts under which the Company or any of its Subsidiaries is lessor of, or permits any third party to hold or operate, any real or personal property;

(vii)          Contracts regarding the licensing, ownership, development or use of any material Intellectual Property (except for (A) “shrink-wrap”, “click-through”, or other non-exclusive license agreements pertaining to third-party software or services available in consumer retail stores or otherwise commercially available where the aggregate annual fee therefore is less than $200,000; (B) agreements with current and former employees for the assignment or license of Intellectual Property to the Company entered into in the Ordinary Course of Business, (C) terms of service, end user agreements, support agreements, maintenance agreements and reseller, partner and referral agreements with customers, resellers, partners and agent of the Company or any of its Subsidiaries in connection with the sale of products and services in the Ordinary Course of Business; and (D) licenses granted to consultants, contractors, vendors and service providers for the purpose of performing services for the Company or any of its Subsidiaries where the license is incidental to the performance of services);

(viii)         all Contracts that prohibit the Company or any of its Subsidiaries from freely engaging in business anywhere in the world (other than non-disclosure agreements and customer contracts entered into in the Ordinary Course of Business that contain non-solicitation obligations);

(ix)           all Contracts relating to joint ventures, partnerships, profit sharing or similar arrangements;

(x)            all Contracts involving any resolution or settlement of any actual or threatened Proceeding and providing for payments by the Company or its Subsidiaries after the date hereof in excess of $50,000 or any material ongoing requirements or restrictions on the Company or its Subsidiaries;

(xi)            all Contracts or group of related Contracts with any customer required to be listed on Schedule 6.22(a) or any supplier required to be listed on Schedule 6.22(b);

(xii)           all Contracts containing a “most favored-nation” provision or a restriction on providing services to a customer’s competitors;

(xiii)          all material Contracts with a Governmental Authority; and

(xiv)         all Contracts described in another clause of this Section 6.20(a) that purport to bind any Affiliates of the Company.

(b)             The Company has made available to Buyer a true and correct copy of all written Material Contracts, together with all amendments thereto. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Material Contract is, in any material respect, in breach of, or in default under, any Material Contract. Each Material Contract is a valid, binding and enforceable obligation of the Company or its relevant Subsidiary that is party thereto and, to the Company’s Knowledge, each of the other parties thereto, except as enforceability may be limited by the Bankruptcy and Equity Exceptions, and is in full force and effect. No counterparty to any Material Contract has given written notice to the Company or any of its Subsidiaries of its intention to cancel or otherwise terminate any such agreement.

6.21             Intellectual Property.

(a)             Schedule 6.21(a) sets forth a complete list of all registered Intellectual Property and applications therefor owned by the Company or any of its Subsidiaries as of the date hereof, indicating for each such item, as applicable, the application or registration number, date and jurisdiction of filing or issuance, and the identity of the current applicant or registered owner. Except as set forth in Schedule 6.21(a) or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company or one of its Subsidiaries exclusively owns all right, title, and interest in and to the Intellectual Property set forth or required to be set forth on Schedule 6.21(a), free and clear of all Liens other than Permitted Liens; (ii) the Company and its Subsidiaries own, or possess the right to use, all Intellectual Property used or held for use in the operation of the businesses of the Company and its Subsidiaries (the “Company Intellectual Property”), (iii) the Company Intellectual Property is valid, subsisting and enforceable, (iv) the Company and its Subsidiaries are not infringing, misappropriating, or otherwise violating of the Intellectual Property of any third party in any material respect, (v) since January 1, 2020, the Company and its Subsidiaries have not infringed, misappropriated, or otherwise violated, the Intellectual Property of any third party in any material respect, (vi) since January 1, 2020, the Company and its Subsidiaries have not received any written notices from any third party alleging infringement, misappropriation or other violation of such third party’s Intellectual Property by the Company or any of its Subsidiaries, and (vii) to the Company’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries.

(b)             The Company and its Subsidiaries take commercially reasonable measures to maintain the confidentiality of any trade secrets and material confidential information of the Company or any its Subsidiaries and of third parties to which the Company or any of its Subsidiaries owe a duty of confidentiality. All material Intellectual Property developed by past or current employees, consultants, or independent contractors of the Company or any of its Subsidiaries in the scope of their employment or engagement either vested in the Company or one of its Subsidiaries by operation of Law or has been assigned to the Company or one of its Subsidiaries under a written and legally-binding agreement, and all Persons with access to trade secrets or material confidential information of the Company or any of its Subsidiaries is subject to contractual or otherwise legally-binding confidentiality obligations and use restrictions with respect to the same. To the Company’s Knowledge, no Person is in default of any such assignment or confidentiality agreements referenced in this Section 6.21(b).

(c)             Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) all computer hardware, firmware, databases, software, systems, information technology infrastructure, networks, and other similar or related items of automated, computerized and/or software systems, infrastructure, and telecommunication assets and equipment owned by or under the control of the Company or any of its Subsidiaries are sufficient in all material respects for the needs of the business of the Company and its Subsidiaries as currently conducted, including as to capacity and ability to meet current peak volumes in a timely manner, and (ii) there have been no failures, breakdowns, outages, unavailability, bugs, errors or other defects of any of the foregoing since January 1, 2020 that have caused any material disruption to the business of the Company and its Subsidiaries that have not been remediated in all material respects, and (iii) the Company and its Subsidiaries maintain commercially reasonable backup and disaster recovery plans and procedures with respect to the foregoing and the data stored thereon or processed thereby.

(d)             The conduct of the business of the Company and its Subsidiaries as currently conducted and as conducted since January 1, 2020 is and has been in compliance in all material respects with (i) all applicable Laws with respect to personally identifiable information obtained or used by the Company or any Subsidiaries and (ii) all policies and procedures and contractual requirements in agreements to which the Company or a Subsidiary is a party or is otherwise bound, in each case, that contain obligations with respect to such personally identifiable information. Since January 1, 2020, neither the Company nor its Subsidiaries has been obligated by applicable Law or contract to give notice to any Person of any actual or alleged data security breach or data security incident. Since January 1, 2020, neither the Company nor its Subsidiaries has been subject to any material breach of security whereby personally identifiable information in the possession of the Company or its Subsidiaries was disclosed or exfiltrated.

(e)             The Company and its Subsidiaries have complied in all material respects with all of the conditions and other requirements applicable to their use and distribution of open source software used. None of the material proprietary software owned by the Company or any of its Subsidiaries has become subject to any condition, obligation or other requirement that, based on the manner in which it incorporates or uses open source software, it be licensed pursuant to an open source software license or that the proprietary source code for such proprietary software be delivered, disclosed, licensed or otherwise made available to any other Person (other than the Company or any of its Subsidiaries). Neither the Company nor any of its Subsidiaries has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person any proprietary source code for any material software owned by the Company or any of its Subsidiaries, other than consultants or contractors engaged in the development of software on behalf of the Company or any of its Subsidiaries in the Ordinary Course of Business that are, in each case, subject to contractual or otherwise legally binding confidentiality obligations and use restrictions with respect to the same.

6.22             Customers and Suppliers.

(a)             Schedule 6.22(a) sets forth a list of the top ten customers of the Company and its Subsidiaries on a consolidated basis by dollar value of sales to such customers for the fiscal years ended December 31, 2020 and December 31, 2021 and for the six-month period ended June 30, 2022. Except as set forth on Schedule 6.22(a), the Company and its Subsidiaries have not, at any time since January 1, 2020, received any written or, to the Company’s Knowledge, oral notice from any of the customers listed on Schedule 6.22(a) to the effect that any such customer will stop, materially decrease the rate of, or materially change the payment or price terms with respect to, buying services from the Company and its Subsidiaries.

(b)             Schedule 6.22(b) sets forth a list of the top ten vendors of the Company and its Subsidiaries on a consolidated basis by dollar value of purchases for the fiscal years ended December 31, 2020 and December 31, 2021 and for the six-month period ended June 30, 2022. Except as set forth on Schedule 6.22(b), the Company and its Subsidiaries have not, at any time since January 1, 2020, received any written or, to the Company’s Knowledge, oral notice from any of the vendors listed on Schedule 6.22(b) to the effect that any such vendor will stop, materially decrease the rate of, or materially change the payment or price terms with respect to, supplying goods or services to the Company and its Subsidiaries.

6.23             Critical Technologies. The Company and its Subsidiaries do not produce, design, test, manufacture, fabricate or develop any “critical technologies” as that term is defined in 13 C.F.R. § 800.215.

6.24             No Brokers. Except for the fees payable to Canaccord Genuity LLC, neither the Company nor any of its Subsidiaries has incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the Transactions.

6.25             No Additional Representations or Warranties. Except for the representations and warranties contained in this Article VI, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Buyer or its Affiliates.

Article VII
PRE-CLOSING COVENANTS

7.01         Commercially Reasonable Efforts. Subject to the terms of this Agreement (including the limitations set forth in Section 7.02 and this Section 7.01), from the date hereof until the Closing Date or the earlier valid termination of this Agreement, each Party shall, and shall cause its Subsidiaries, if any, to, use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the transaction contemplated by this Agreement, including using commercially reasonable efforts to cause the conditions to Closing set forth in Article X to be satisfied (it being understood that Buyer is not required to waive any closing condition hereunder); provided that, notwithstanding the foregoing or anything else contained herein, neither the Company and its Subsidiaries nor the Blocker Seller will be required to (a) expend any money to remedy any breach of any representation or warranty hereunder, (b) commence any litigation or arbitration proceeding, (c) waive or surrender any right (including any closing condition hereunder) or modify any agreement (including any Material Contract), (d) offer or grant any accommodation or concession (financial or otherwise) to any third party, (e) make any payment to third parties, (f) subject to the Company’s compliance with Section 7.02, obtain any consent required for the consummation of the Transactions or (g) provide financing to Buyer or Merger Sub for the consummation of the Transactions.

7.02      Regulatory Filings.

(a)             Buyer, Merger Sub and the Company agree to make, and to cause their Affiliates to make, any necessary filings under the Hart-Scott-Rodino Act as soon as practicable and no later than three Business Days after the date hereof. Each Party shall, and shall cause its Affiliates to, comply at the earliest reasonably practicable date with any request under the Hart-Scott-Rodino Act to provide information, documents or other materials requested by any Governmental Authority. Buyer shall, and shall cause its Affiliates to, (i) use their commercially reasonable efforts to resolve prior to the End Date any objections asserted by any Governmental Authority with respect to this Agreement or the Transactions and (ii) take all actions necessary to obtain termination or expiration of the applicable waiting period and all requisite clearances and approvals under the Hart-Scott-Rodino Act (the “Antitrust Condition”) prior to the End Date, in each case, including by opposing any motion or action for a temporary, preliminary or permanent injunction or order against or preventing or delaying the consummation of the Transactions and otherwise resolving any objections asserted by any Governmental Authority with respect to this Agreement or the Transactions, including by divesting or holding separate of any assets or voting securities, terminating or modifying any existing relationships or contractual rights, limiting conduct or actions to be taken after the Closing or entering into a consent decree order requiring the divestiture, licensing or holding separate of any assets or voting securities or the termination or modification of existing relationships and contractual rights. Buyer shall control the regulatory process in all respects; provided, however, that Buyer shall, and shall cause its Affiliates to coordinate and cooperate with the Company in connection with its efforts to satisfy the Antitrust Conditions, including (A) cooperating in all respects with the Company in connection with any investigation or other inquiry, (B) keeping the Company promptly informed of any material communication received by Buyer or any of its Affiliates from any Governmental Authority, including the Federal Trade Commission or U.S. Department of Justice or similar foreign Governmental Authority, regarding any of the Transactions, (C) providing the Company and its advisors with a reasonable opportunity to (x) review and approve the content of any communication, presentations, white papers or other written materials to be submitted to any Governmental Authority in advance of any such submission, (y) consult with Buyer prior to any meeting or conference with any Governmental Authority, and (z) to the extent permitted by such Governmental Authority, attend and participate in such meetings or conferences, (D) providing such other information and assistance as the Company may reasonably request in connection with the foregoing, and (E) considering in good faith suggestions from the Company regarding the regulatory process. The Company shall, and shall cause its Affiliates to, reasonably cooperate with Buyer with respect to the Antitrust Condition, provide Buyer with copies of any correspondence received from a Governmental Authority in that regard and not participate in any ex parte communications with any Governmental Authority with respect to the Antitrust Condition. Buyer shall be responsible for the payment of all filing fees under the Hart-Scott-Rodino Act.

(b)             Other Actions. From the date hereof until the Closing Date or the earlier valid termination of this Agreement, Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or in any other manner), any Person or line of business or portion thereof, or otherwise acquire or agree to acquire any assets, if the entry into a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to (i) impose any material delay in obtaining, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act or (ii) materially increase the risk of any Governmental Authority entering an order prohibiting or delaying the consummation of the Transactions.

7.03             Conduct of the Business. From the date hereof until the Closing Date or the earlier valid termination of this Agreement, except (a) as set forth on Schedule 7.03, (b) as otherwise expressly contemplated or permitted by this Agreement (including the consummation of the Pre-Closing Liquidation), (c) as required by Law, (d) as consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), or (e) for the use of available cash to repay any Funded Debt and pay Transaction Expenses prior to the delivery of the Estimated Closing Statement, (x) the Company (i) shall use its commercially reasonable efforts to carry on the business of the Company and its Subsidiaries in the Ordinary Course of Business and (ii) shall not, and shall cause its Subsidiaries not to take any of the actions restricted in Section 6.09(c) (including by omitting to take any action required to be taken in Section 6.09(c)) and (y) the Blocker Seller shall not, and shall cause Blocker not to, take any action described in Section 5.07(o). For the avoidance of doubt, notwithstanding anything else to the contrary contained herein, from and after the date hereof until the delivery of the Estimated Closing Statement, Blocker may distribute any of its available cash to the Blocker Seller in redemption of a portion of the Blocker Shares owned by the Blocker Seller (a “Blocker Share Redemption”).

7.04             Access to Information; Contact with Business Relations.

(a)             From the date hereof until the Closing Date or the earlier valid termination of this Agreement, the Company shall provide Buyer and Buyer’s authorized agents and representatives reasonable access, at reasonable times and upon reasonable advance notice, to the Company’s chief executive officer, chief financial officer and other key employees and the books and records of the Company and its Subsidiaries to the extent relating to the transition of the Company’s business to Buyer (including with respect to the terms and conditions of employment of Company Employees) or to facilitate the underwriting of the R&W Policy (or the elimination of exclusions thereunder); provided that (i) such access does not unreasonably interfere with the operation of the Company’s and its Subsidiaries’ business, (ii) in no event shall Buyer or any of Buyer’s agents or representatives be permitted to conduct or cause to be conducted any environmental investigation, testing, sampling or other intrusive assessment of the current or former operations, facilities or real property of the Company or any of its Subsidiaries without the prior written consent of the Company, which consent may be withheld by the Company in its sole discretion, and (iii) the Company and its Subsidiaries shall not be required to furnish to Buyer or any of Buyer’s authorized agents or representatives or provide Buyer or any of Buyer’s authorized agents or representatives with access to information if such access (w) would be impracticable or impermissible under applicable law, (x) would cause competitive harm to the Company or any of its Subsidiaries if the Transactions are not consummated, (y) would result in the waiver or forfeiture of any attorney-client privilege, work product doctrine or similar privilege or (z) would be in violation of applicable Laws or the provisions of any Contract to which the Company or any of its Subsidiaries is a party; provided that, if the Company does not provide or cause to be provided access or information in reliance on clause (iii) of this sentence, then the Company shall provide a written notice to Buyer stating that it is withholding information in reliance thereon and, upon Buyer’s request, take reasonable actions or implement reasonable arrangements (which could include, depending on the reasonableness thereof in the circumstances, entering into confidentiality agreements or joint defense agreements, redacting parts of documents, preparing “clean” summaries of information or limiting the availability of information to a “clean team” or to outside legal counsel) in order to make the requested access or information available to Buyer or its representatives to the extent reasonably practicable.

(b)            From the date hereof until the Closing Date or the earlier valid termination of this Agreement, Buyer and Merger Sub shall not, and shall cause their Affiliates not to, contact any officer, director, employee, manager, customer, supplier, vendor, lessor, equityholder, lender, noteholder or other material business relation of the Company or its Subsidiaries with respect to the Company, its Subsidiaries, their businesses or the Transactions, in each case, without receiving the prior written consent of the Company.

7.05            Exclusivity. From the date hereof until the Closing Date or the earlier valid termination of this Agreement, the Company shall not, and shall direct its directors, managers officers, employees, investment bankers and other representatives not to, (a) solicit, initiate or knowingly encourage the initiation of any Acquisition Proposal or (b) participate in any discussions or negotiations with any third party regarding, or furnish to any third party any information in connection with, any Acquisition Proposal.

7.06            Confidentiality Agreement. Buyer, for itself and on behalf of its Affiliates, employees and advisors, hereby agrees to be bound by and to comply with the letter agreement, dated as of June 4, 2022, by and between Telus International (Cda) Inc. and WillowTree, LLC (the “Confidentiality Agreement”). Any information provided to Buyer or its agents and representatives pursuant to Section 7.04(a) shall be governed by the Confidentiality Agreement.

7.07            Pre-Closing Liquidation. On the day prior to the Closing Date, the Blocker Seller shall cause Blocker, in its capacity as manager of Management Holdings, to cause Management Holdings to make a complete liquidation (the “Pre-Closing Liquidation”) of its assets by distributing all of the Common Units (including Incentive Units) then held by Management Holdings to the members thereof in accordance with the terms and provisions of the Amended and Restated Limited Liability Company Agreement of Management Holdings, dated as of October 9, 2018.

7.08            Debt Financing.

(a)            From the date hereof until the Closing Date or the earlier valid termination of this Agreement, Buyer shall use its best efforts to, and shall cause its Affiliates to use their best efforts to, obtain and consummate the Debt Financing on or before the Closing, including by (i) complying with the terms and conditions of, and maintaining in effect, the Commitment Letter, (ii) negotiating and entering into definitive agreements prior to the Closing with respect to the Debt Financing, (iii) satisfying by the Closing Date all conditions applicable to the Debt Financing that are within Buyer’s or its Affiliates’ control and (iv) enforcing its rights pursuant to the Commitment Letter and the definitive documents relating to the Debt Financing on or prior to the Effective Time.

(b)            From the date hereof until the Closing Date or the earlier valid termination of this Agreement, except with the prior joint written consent of the Company, Buyer shall not agree to or permit any amendment or modification of, or any waiver of any provision or remedy under, or any replacement of, the Commitment Letter if such amendment, modification, waiver or replacement would, or would reasonably be expected to, (i) materially delay or impede the Closing, (ii) modify or expand the conditions contained in the Commitment Letter (the “Financing Conditions”) or create any new condition to the Debt Financing, (iii) reduce the net cash proceeds of the Debt Financing, including any reduction in the aggregate principal amount of the Debt Financing, if, after giving effect to such reduction, the amount of the Debt Financing would be less than the amount needed by Buyer in order for Buyer to make all payments required to be made by it at the Closing in connection with the transactions contemplated by this Agreement, (iv) change the termination date or expiration date of the Commitment Letter to an earlier date, or (v) adversely impact the enforceability of the Commitment Letter. Buyer shall promptly deliver a true and complete copy of any such amendment, supplement, modification or waiver to the Company.

(c)            In the event that all or any portion of the Debt Financing becomes unavailable prior to the Closing, Buyer shall use its best efforts to arrange and timely obtain substitute financing from the same or alternative sources in an amount sufficient for Buyer to make all payments required to be made by it at the Closing in connection with the transactions contemplated by this Agreement (the “Alternative Financing”) (and shall promptly provide to the Company true and complete copies of the material, definitive documents related to the Alternative Financing). In such case, all references to the term “Debt Financing” shall be deemed to include such Alternative Financing and all references to the “Commitment Letter” shall include any commitment letter or similar document for the Alternative Financing.

(d)            From the date hereof until the Closing Date or the earlier valid termination of this Agreement, Buyer shall give the Company prompt written notice: (i) of any material breach or default under the Commitment Letter by any party thereto, (ii) of the receipt of any written notice from any party to the Commitment Letter with respect to any actual or threatened material breach, default, withdrawal, termination or repudiation of any provisions of the Commitment Letter by such party, and (iii) if for any reason Buyer believes in good faith that it will not be able to timely obtain all or any portion of the Debt Financing. From the date hereof until the Closing Date or the earlier valid termination of this Agreement, Buyer shall promptly provide to the Company any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. From the date hereof until the Closing Date or the earlier valid termination of this Agreement, to the extent requested by the Company, Buyer shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (or the Alternative Financing), including all material activity and timing considerations.

(e)            Financing Cooperation.

(i)            From the date hereof until the Closing Date or the earlier valid termination of this Agreement, in connection with the Debt Financing, the Company shall use commercially reasonable efforts to provide, shall cause its Subsidiaries to use commercially reasonable efforts to provide, and shall use its commercially reasonable efforts to cause its representatives (including members of senior management of the Company and its Subsidiaries), including legal and accounting advisors, to use commercially reasonable efforts to provide, reasonable cooperation in connection with the arrangement of the Debt Financing, as may be reasonably requested by Buyer and that is necessary and customary in connection with Buyer’s efforts to obtain the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries) by using commercially reasonable efforts to: (A) participate in a reasonable number of meetings, rating agency presentations and due diligence sessions; (B) assist Buyer and its financing sources in the preparation of customary confidential information memoranda and lender, investor and rating agency presentations and provide financing sources customary authorization and representation letters with respect thereto (provided that in no event shall the Company or any of its Subsidiaries or representatives be required to provide pro forma financial information); and (C) furnish Buyer and its financing sources promptly, and in any event at least three Business Days prior to the Closing Date, with all documentation and other information required by any Governmental Authority with respect to any Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, in each case, to the extent that such documentation and information has been reasonably requested at least ten Business Days prior to the Closing Date; provided that neither the Company nor any of its Affiliates shall be required to pay any commitment or other similar fee or incur any other Liability in connection with the Debt Financing prior to the Closing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of the Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(ii)            Buyer shall, promptly upon the request of the Company, reimburse the Company for all reasonable and documented out-of-pocket third-party costs incurred by the Company or any of its Subsidiaries or representatives in connection with cooperation provided under in Section 7.08(e)(i) (such reimbursement to be made within three Business Days of delivery of the Company’s request therefor or, if sooner, at the Closing (which may be effected through an increase in the Cash Amount)) and shall indemnify and hold harmless the Company and its Affiliates and representatives from and against any and all Liabilities suffered or incurred by them in connection with the arrangement of the Debt Financing, including cooperation provided under in Section 7.08(e)(i), and any information utilized in connection therewith (other than the Financial Statements). All information regarding the Company or any of its Affiliates obtained by Buyer, Lender, any financing source or any of their respective representatives pursuant to this Section 7.08(e) shall be kept confidential in accordance with the Confidentiality Agreement and Section 7.06.

7.09            Rollover. From the date hereof until the Closing Date or the earlier valid termination of this Agreement, (a) Buyer shall have the right to engage in discussions with the Additional Rollover Invitee in an effort to cause one or more of the Additional Rollover Invitees to enter into an Additional Rollover Agreement (and related accredited investor questionnaire), (b) to the extent requested by Buyer, the Company shall cooperate in good faith with Buyer to facilitate such discussions with the Additional Rollover Invitees (without substantial disruption to employment) with respect to the Rollover during normal business hours and upon advance notice and (c) the Company and Buyer shall execute Additional Rollover Agreements with such Additional Rollover Invitees as are willing to execute such agreements at least five Business Days prior to the Closing Date. Notwithstanding anything in this Section 7.09 to the contrary, in no event shall the Company or Blocker Seller or any of their respective direct or indirect equityholders or Affiliates be required to take, consent to, or facilitate, any action, or enter into any agreement pursuant to this Section 7.09, in connection with the Additional Rollover Agreements (other than the entry into the Additional Rollover Agreements themselves) that would result in adverse tax, financial or legal consequences to the Company, Blocker Seller or any of their respective direct or indirect equityholders or Affiliates (other than the Additional Rollover Invitees). In no event shall the entry into any Additional Rollover Agreement or any other matter relating to the Rollover be a condition to, or otherwise delay, the Closing.

7.10            Listing Application. Buyer shall cause the Guarantor to promptly prepare and submit to the New York Stock Exchange and the Toronto Stock Exchange listing applications covering the TI Shares issuable to the Blocker Seller pursuant to Section 1.02(a) and Section 3.02(c) and/or the other Accredited Unitholders pursuant to Section 2.10 and Section 2.11(c) and shall cause the Guarantor to use reasonable best efforts to obtain, prior to the Closing Date, approval of the listing of such TI Shares on the New York Stock Exchange and the Toronto Stock Exchange, subject to official notice of issuance, and the Company (at Buyer’s expense) shall reasonably cooperate with Buyer and the Guarantor with respect to such listing.

7.11            TI Share Matters.

(a)            Book entry notation for the Closing Consideration Shares shall be subject to the following legends:

THESE SECURITIES HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND APPROPRIATE EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES LAWS OF OTHER APPLICABLE JURISDICTIONS. THEY MAY NOT BE PLEDGED, OFFERED FOR SALE, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OTHER THAN PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LAWS OF ANY OTHER JURISDICTION. THE ISSUER SHALL BE ENTITLED TO REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT WITH RESPECT TO COMPLIANCE OF THE PROPOSED SALE OR TRANSFER WITH THE REGISTRATION REQUIREMENTS OF THE 1933 ACT OR EXEMPTION THEREFROM.

(b)            The Blocker Seller hereby acknowledges that (i) the Blocker TI Shares will be issued in a transaction or transactions exempt from registration under the Securities Act (by reason of Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act) and therefore may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom; and (ii) the Blocker TI Shares will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be offered, sold, pledged, assigned or otherwise transferred unless (A) a registration statement with respect thereto is effective under the Securities Act and any applicable state securities Laws or (B) an exemption from such registration exists and either the Guarantor receives an opinion of counsel to the holder of such securities, which counsel and opinion are reasonably satisfactory to the Guarantor, that such securities may be offered, sold, pledged, assigned or transferred in the manner contemplated without an effective registration statement under the Securities Act or applicable state securities Laws.

(c)            Buyer shall cause the Guarantor to reasonably cooperate with the Blocker Seller to remove any restrictive legends or similar transfer instructions from the Blocker TI Shares upon their registration or in the event that such shares are otherwise transferable pursuant to an exemption from registration otherwise required with respect thereto.

(d)            The Blocker Seller hereby represents and warrants that (i) it is acquiring the Blocker TI Shares for investment for its account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof in violation of the Securities Act or any applicable U.S. state or other country’s securities Law, and it has no present intention of distributing any of such securities in violation of the Securities Act or any applicable U.S. state or other country’s securities Law and has no contract, undertaking, agreement or arrangement with any person regarding the distribution of such securities in violation of the Securities Act or any applicable U.S. state or other country’s securities Laws; (ii) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Blocker TI Shares, is able to bear the economic risk of its investment in the Blocker TI Shares and, at the present time, is able to afford a complete loss of such investment; and (iii) it is, as of the date hereof, an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act.

(e)            Buyer, for itself and the Guarantor, hereby agrees that the Designated Unitholders listed on Schedule 7.11(e) are Accredited Unitholders. From and after the date hereof, the Company shall use commercially reasonable efforts to cooperate with Buyer in Buyer’s review and verification of any other Designated Unitholder’s status as “accreditor investor.”

7.12            Financial Statements Cooperation.

(a)            From the date hereof until the Closing Date or the earlier valid termination of this Agreement, the Company shall, at Buyer’s sole cost and expense, use commercially reasonable efforts to (i) prepare the Requested Financial Statements, (ii) cause the independent public accounting firm that prepared the Year-End Financial Statements (the “Auditor”) to audit the Requested Financial Statements, (iii) provide information (financial or otherwise) relating to itself and its Subsidiaries to the extent required under Rule 3-05 of Regulation S-X with respect to significant acquisitions in connection with, or related to, offerings conducted relying on the Guarantor’s Registration Statement on Form F-3 and any related prospectus supplement or other filing or submission with the SEC and Canadian securities regulatory authorities (collectively, the “Registration Statement”), (iv) cause the Auditor to consent to the inclusion or incorporation of their audit reports and opinions with respect to the Requested Financial Statements in the Registration Statement and (v) cooperate and make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, including representatives and advisors of the Company and the Auditor, and documents and information, in each case, as may be reasonably requested by Buyer and its representatives and advisors in connection with offerings conducted relying on the Registration Statement.

(b)            Nothing in this Section 7.12 shall require the Company or any of its Affiliates to provide any cooperation or assistance to the extent it would unreasonably interfere with the operation of the Company’s and its Subsidiaries’ business. Buyer will promptly, upon request by the Company, reimburse the Company (including as a deemed increase to Closing Cash) for all reasonable out-of-pocket fees, costs and expenses (including fees and expenses of the Auditor) incurred by the Company and its Affiliates and advisors under or in connection with this Section 7.12. Any failure of the Company to perform under or comply with this Section 7.12 shall be disregarded for purposes of determining the satisfaction of the condition to Closing under Section 10.02. In no event shall the actual receipt of the Requested Financial Statements or any other matter relating to the Requested Financial Statements be a condition to, or otherwise delay, the Closing.

7.13            Update of Certification Notice. If, prior to the Closing, the Company shall have delivered to Buyer a Certification Notice, then, at the Closing, the Company shall deliver an update of such Certification Notice from the date of such Certification Notice until the Closing Date (it being understood that any such update to the Certification Notice may include any necessary disclosures); provided that delivery of such update to the Certification Notice shall not be a condition to, or otherwise delay, the Closing.

Article VIII
POST-CLOSING COVENANTS

8.01            Further Assurances. From and after the Closing, upon the reasonable request of any Party and at such Party’s expense, any other Party shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, all such further documents and instruments and shall take, or cause to be taken, all such further actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

8.02            Director and Officer Liability and Indemnification.

(a)            For a period of six years after the Closing Date, Buyer shall not, and shall not permit Blocker, the Company or any of its Subsidiaries to amend, repeal or modify in respect of the coverage period prior to the Closing any provision in Blocker’s, the Company’s or any of its Subsidiaries’ organizational documents relating to the exculpation or indemnification of any current or former officer, manager or director or person exercising similar authority (the “D&O Indemnified Persons”), it being the intent of the parties that the D&O Indemnified Persons shall continue to be entitled to such exculpation and indemnification to the fullest extent of the law.

(b)            At the Closing, Buyer shall, or shall cause the Company to, obtain and maintain irrevocable “tail” insurance policies naming the D&O Indemnified Persons as direct beneficiaries with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’, officers’ and managers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date. Buyer shall not, and shall not cause or permit any of its Subsidiaries, including the Company, to, cancel, waive, modify or change such insurance policies in any respect. All fees and expenses incurred in connection with obtaining such tail insurance shall be borne by Buyer.

(c)            If Buyer, Blocker, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer, Blocker, the Company and its Subsidiaries shall assume all of the obligations set forth in this Section 8.02. The provisions of this Section 8.02 are intended for the benefit of, and will be enforceable by, each D&O Indemnified Person and such D&O Indemnified Person’s heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have had by Law, contract or otherwise.

8.03            R&W Policy. If Buyer takes out a R&W Policy, then Buyer (a) shall permit the Representative to review and reasonably comment on the provisions of such R&W Policy relating to subrogation against the Blocker Seller, the Designated Unitholders and their representatives and Affiliates and (b) from and after such time, if any, as such R&W Policy is issued, shall not, and shall not permit any of its Affiliates to, amend, modify or waive any subrogation provisions of such R&W Policy in a manner that is adverse to the Blocker Seller or any Designated Unitholder without the prior written consent of the Representative.

8.04            Access to Books and Records. From and after the Closing until the seventh anniversary of the Closing Date, Buyer shall, and shall cause the Surviving Company and its Subsidiaries, (a) not to destroy, alter or otherwise dispose of any books and records of the Surviving Company and its Subsidiaries, or any portions thereof, relating to periods prior to the Closing Date in any manner that is not in accordance with the Company’s and its Subsidiaries’ document retention policies as in effect prior to the Closing and (b) to provide the Representative and its authorized representatives with reasonable access for the purpose of examining and copying in connection with defending or prosecuting any actual or threatened Proceeding by or against the Blocker Seller, any Designated Unitholder or any of their respective Affiliates (other than any actual or threatened Proceeding pursuant to or in connection with this Agreement or the Transactions c that involves Buyer or any of its Affiliates (in which case, the applicable rules of discovery shall apply, subject to Section 14.17)) to the books and records of the Surviving Company and its Subsidiaries with respect to periods prior to the Closing Date.

8.05            Blocker. Within ten Business Days after the Closing Date, Buyer shall cause Blocker to file with the Secretary of State of the State of Delaware a certificate of amendment to Blocker’s certificate of incorporation changing Blocker’s name to a name that does not contain the phrase “Insignia”.

8.06            Employee Matters.

(a)            During the twelve-month period immediately following the Closing, except as otherwise agreed between Buyer and a particular Company Employee, Buyer shall or shall cause the Surviving Company and its Subsidiaries to provide to each Company Employee who is employed by the Company or one of its Subsidiaries as of immediately following the Closing (each, a “Continuing Employee”), to the extent that such Continuing Employee remains employed by the Company or another Affiliate of the Buyer after Closing, with (i) base salary and target cash bonus opportunities that are, in each case, no less than the base salary and target cash bonus opportunities provided to such Continuing Employee immediately prior to the Closing and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employees immediately prior to the Closing.

(b)            Buyer hereby agrees that, from and after the Closing Date, Buyer and its Affiliates (including the Company and its Subsidiaries) shall grant all Continuing Employees credit for any service with the Company and its Subsidiaries (and their predecessors), other than service credit or benefit accrual under any defined benefit pension plan or equity-based compensation plan, earned prior to the Closing Date for eligibility and vesting purposes, for purposes of future vacation and paid-time-off accrual and for purposes of determining severance amounts under any employee benefit plan, program or arrangement established or maintained by the Buyer or its Affiliates (including the Surviving Company and its Subsidiaries) on or after the Closing Date for the benefit of Continuing Employees (the “Buyer Plans”), provided, however that the foregoing shall not result in the duplication of benefits or the funding thereof. In addition, Buyer hereby agrees that Buyer and its Affiliates (including the Surviving Company and its Subsidiaries) shall (i) waive all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Buyer Plans to the extent waived or satisfied by a Continuing Employee under any similar employee benefit plan maintained by the Surviving Company or its Subsidiaries as of the Closing Date, in each case, to the extent permitted by the terms of the applicable Buyer Plan, and (ii) use commercially reasonable efforts to recognize any deductibles, coinsurance and out of pocket expenses incurred on or before the Closing Date by any Continuing Employee (or covered spouse or dependent thereof) to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out of pocket provisions for the plan year in which the Closing Date occurs under any applicable group health Buyer Plan.

(c)            If requested by the Buyer at least ten Business Days prior to the Closing Date (but conditioned upon the occurrence of the Closing), the Company shall use commercially reasonable efforts to seek approval from the board of managers of the Company to terminate or cause to be terminated its Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (the “Company 401(k) Plans”), the Parties shall cooperate in good faith prior to the Closing with respect to the preparation and execution of all documentation necessary to effect the foregoing termination, and the Company shall provide Buyer a reasonable opportunity to review and comment on all such documentation. To the extent any Company 401(k) Plan is terminated pursuant to Buyer’s request, the Company Employees shall be eligible to participate in a Buyer Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (and meets the qualifications thereof) as soon as practicable following the Closing and otherwise comply with the requirements of this Section 8.06 and Buyer shall take such actions as are necessary to permit Continuing Employees to rollover their account balances (including notes associated with plan loans) to such Buyer Plan.

(d)            The provisions of this Section 8.06 are solely for the benefit of the Parties, and no Company Employee, or individual associated therewith, shall be regarded for any purpose as a third party beneficiary of this Section 8.06. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Plan or any other “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, Blocker Seller, Blocker, Seller, Buyer or any of their respective Affiliates; (ii) alter or limit the ability of the Company, Blocker Seller, Blocker, Seller, Buyer or any of their respective Subsidiaries to amend, modify or terminate any Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; (iii) confer upon any Company Employee any right to employment or continued employment or continued service with the Company, Blocker Seller, Blocker, Seller, Buyer or any of their respective Subsidiaries, or constitute or create an employment or similar agreement with any Person; or (iv) interfere with the right of Buyer or any of its Affiliates to relocate or terminate the employment of any Company Employee at any time after the Closing Date.

8.07            Section 280G Matters. Prior to the Closing, to the extent reasonably necessary as determined by the Company following advanced notice to, and good faith consideration of any comments by, Buyer, the Company shall (a) use commercially reasonable efforts to obtain waivers of any payments and/or benefits to such “disqualified individuals” that, separately or in the aggregate, may constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder (“Section 280G Payments”) from, and duly executed by, such “disqualified individuals” (each, a “Waiver Agreement”) and (b) thereafter, if any such Waiver Agreements are actually obtained, use commercially reasonable efforts to obtain approval (meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder) of such Section 280G Payments (the “Shareholder Approval”), such that no such payment will be deemed an “excess parachute payment” as contemplated by Section 280G of the Code and the applicable rulings and final regulations thereunder. The Company shall provide drafts of any Waiver Agreement and Shareholder Approval materials to Buyer for its review and comment (which review and comment will not be unreasonably withheld, conditioned or delayed). If Buyer desires to have included in the Section 280G Payments any new compensation arrangements entered into by or at the direction of Buyer that could be deemed parachute payments with respect to any disqualified individuals of the Company and its Subsidiaries (“New Arrangements”), Buyer shall deliver to the Company all relevant information with respect to such New Arrangements at least five Business Days prior to the Closing Date. If Buyer does not provide the Company with all relevant information with respect to such New Arrangements at least five Business Days prior to the Closing Date, the Company shall not be required to include such New Arrangements in the determination of the Section 280G Payments. In no event shall the Company be deemed to be in breach of this Section 8.07 if any disqualified individual refuses to execute a Waiver Agreement or if the Shareholder Approval is not obtained.

Article IX
TAX COVENANTS

9.01            Tax Return Filing.

(a)            If not filed prior to the Closing Date, the Representative shall prepare or cause to be prepared, at the Company’s expense, all Income Tax Returns of the Company and Blocker for the Tax period ending on December 31, 2021 that are required to be filed after the Closing Date (each, a “Representative Tax Returns”). The Representative shall submit each such Representative Tax Return to the Buyer at least thirty days prior to the due date (taking into account any extensions) thereof for the Buyer’s review, comment and consent, which consent shall not be unreasonably withheld, conditioned or delayed. Buyer shall prepare or cause to be prepared all other Tax Returns of the Company and its Subsidiaries or Blocker for Pre-Closing Tax Periods (including Straddle Periods) that are not Representative Tax Returns, in each case, the due date of which is after the Closing Date (the “Buyer Returns”). Buyer shall submit each such Buyer Return that is an Income Tax Return to the Representative at least thirty days prior to the due date (taking into account any extensions) for the Representative’s review, comment, and approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(b)            All Tax Returns prepared under Section 9.01(a) shall be prepared and filed in a manner consistent with the past procedures and practices and accounting methods of the Company and its Subsidiaries or Blocker, as applicable, and this Article IX; provided that, (i) each position taken on any such Tax Return shall be supported by at least a “more likely than not” level of comfort, (ii) with respect to the preparation and filing of Income Tax Returns under this Section 9.01, such Income Tax Returns shall, subject to clause (i) of this Section 9.01(b), reflect all applicable Transaction Tax Deductions in the Pre-Closing Tax Period (and, for that purpose, the safe-harbor election of Internal Revenue Service Revenue Procedure 2011-29 (or corresponding state or local election) shall be made on the applicable Income Tax Return for any success-based fees), and (iii) if any such Income Tax Return shows a net operating loss, the Company or its Subsidiaries or Blocker, as applicable, shall carry back such net operating loss to previous Pre-Closing Tax Periods to the maximum extent permitted by applicable Law. To the extent any non-resident withholding tax is taken into account in the determination of Pre-Closing Income Tax Amount, the Company and its Subsidiaries shall prepare and file applicable Tax Returns with respect to non-resident withholding tax in a manner consistent with the amount of such non-resident withholding tax so taken into account and such amount of tax shall be properly and timely remitted to the applicable tax authority by the Company or applicable Subsidiary of the Company. From and after the Closing, Buyer shall cause the Company and its Subsidiaries and Blocker to timely file all Tax Returns prepared pursuant to, and in accordance with, this Section 9.01.

(c)            To the extent that Buyer, in regards to a Representative Tax Return, or the Representative, in regards to a Buyer Return, acting in good faith, disagrees with the other Party’s proposed comments to such Tax Return and so notifies such other Party of such objection, Buyer and the Representative shall negotiate in good faith to resolve the disputed matters. If Buyer and the Representative are able to resolve the disputed matters within 10 days following the receipt of such notice, the Party responsible for filing such Tax Return shall revise the Tax Return to reflect such resolution and shall file such Tax Return with the applicable Governmental Authority accordingly. If Buyer and the Representative are unable to resolve all of the disputed matters within 10 days following the receipt of such notice, then (i) such Tax Return shall be timely filed as determined by the Buyer, and (ii) Buyer and the Representative shall promptly refer the unresolved matters to the Firm to make a determination (acting as an expert and not as an arbitrator) as to the disputed matters (and, if necessary, the Party responsible for filing such return shall amend the Tax Return or timely file a request for an administrative adjustment pursuant to Section 6227 of the Code (or similar provision of state or local Tax Law), as applicable, to reflect such determination) (such procedures set forth in this sentence and the immediately preceding sentence, the “Tax Dispute Resolution Mechanism”). In connection with any implementation of the Tax Dispute Resolution Mechanism, the fees and expenses of the Firm shall be allocated to and borne by the Representative and Buyer based on the inverse of the percentage that the Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Firm. For example, should the items in dispute total in amount to $1,000 and the Firm awards $900 in favor of the Representative’s position, ninety percent (90%) of the fees and expenses of the Firm would be borne by Buyer and ten percent (10%) of such fees and expenses would be borne by the Representative.

9.02            Pre-Closing Tax Matters.

(a)            After the Closing, Buyer shall not, and shall cause its Affiliates (including Blocker and the Company and its Subsidiaries) not to, except to the extent otherwise required by a good faith resolution of a Tax Contest, (i) other than in accordance with Section 9.01 or Section 9.05(b), file or amend or otherwise modify any Tax Return of the Company or any of its Subsidiaries or Blocker relating to a Pre-Closing Tax Period or Straddle Period, (ii) after the date any Tax Return is filed pursuant to Section 9.01, amend or otherwise modify any such Tax Return, (iii) extend or waive, or cause to be extended or waived, or permit the Company or any of its Subsidiaries or Blocker to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency for a Pre-Closing Tax Period or Straddle Period, (iv) make, rescind or change any material Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period or Straddle Period of the Company or any of its Subsidiaries or Blocker (excluding, for the avoidance of doubt, (A) any election pursuant to Section 754 of Code (or any corresponding provision of applicable state, local or non-U.S. tax law) in respect of the Company and any of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes, or (B) any such making, rescinding or change that is made in the Ordinary Course of Business), (v) make or initiate any voluntary contact with a Taxing Authority (including any voluntary disclosure agreement or similar process) regarding any Pre-Closing Tax Period or Straddle Period of the Company or any of its Subsidiaries or Blocker, (vi) file a ruling request that could reasonably be expected to adversely affect any Taxes or Tax Returns of the Company or any of its Subsidiaries or Blocker for a Pre-Closing Tax Period or Straddle Period; (vii) make any election under Code Section 338 or Code Section 336 (or any similar provision under state, local or non-U.S. Law) with respect to the acquisition of Blocker or any Subsidiary of the Company that is classified as a corporation for U.S. federal income tax purposes, or (viii) file an administrative adjustment request under Section 6227(a) of the Code, or any similar or successor provision of the Partnership Tax Audit Rules or other Tax Law in any jurisdiction, in respect of any Income Tax Return of the Company for any Pre-Closing Tax Period or Straddle Period. Notwithstanding the preceding sentence, if Buyer believes that applicable Law affirmatively requires the Blocker or the Company or any of its Subsidiaries to take an action described in clauses (i) through (viii) of the preceding sentence at a “more likely than not” (or higher) confidence level, then Buyer shall deliver written notice of such belief along with a description of the legal basis for determining that such action is so affirmatively required and the Representative shall have a reasonable period to notify Buyer if it agrees or disagrees with such conclusion and the legal basis therefor; provided that if the Representative does not agree with Buyer’s conclusion, then such disagreement shall be promptly submitted to and resolved by the Firm (with the fees and expenses of the Firm borne by Buyer, unless the Firm agrees with Buyer’s position, in which case such fees and expenses shall be borne by the Representative). If the Firm determines that applicable Law affirmatively requires any action described in such clauses (i) through (viii) to be taken, then Buyer shall have the right to take such action, subject to the Representative’s right to agree or disagree the manner in which such action is taken; provided, that, if the Representative disagrees with the manner in which such action is taken, Buyer and the Representative shall cooperate in good faith to resolve such disagreement and if they are unable to resolve such disagreement within fifteen (15) days, then such disagreement shall be promptly submitted to and resolved by the Firm (with the fees and expenses of the Firm borne by Buyer, unless the Firm agrees with Buyer’s position, in which case such fees and expenses shall be borne by the Representative).

(b)            Neither the Company nor any its Subsidiaries nor Blocker shall take any action outside the Ordinary Course of Business and not expressly contemplated by this Agreement (or the other Transaction Documents) on the Closing Date after the Closing that could reasonably be expected to result in (x) the Designated Unitholders or their beneficial owners or the Blocker Seller being liable for incremental Tax pursuant to this Agreement or to any Governmental Authority, or (y) a reduction of amounts to which the Designated Unitholders and Blocker Seller are entitled pursuant to this Agreement (including Section 9.05). To the extent permitted by Law, the parties agree that (i) the Company (and its Subsidiaries, if applicable) shall elect, and the Buyer shall cause the Company (and its Subsidiaries, if applicable) to elect, into the Partnership Tax Audit Rules with respect to any Pre-Closing Tax Period and (ii) the Company (and its Subsidiaries, if applicable) shall not make the election under Section 6226 of the Code or any similar state or local Law with respect to any Pre-Closing Tax Period or Straddle Period to the extent the Partnership Tax Audit Rules apply to such Tax period. Notwithstanding anything herein to the contrary, all indemnification or reimbursement obligations contained in the LLC Agreement, if any, requiring any Unitholder or Blocker Seller to indemnify or reimburse the Company or any Subsidiary or Blocker, as applicable, with respect to any Tax or underpayment of Tax (imputed or otherwise) by the Company or any of its Subsidiaries or Blocker for any Pre-Closing Tax Period shall be void and of no further force and effect as of the Closing.

9.03            Tax Proceedings.

(a)            Notwithstanding any other provision of this Agreement, after the Closing, the Surviving Company and Buyer shall, and shall cause their Affiliates to, promptly (and in any event within ten days) forward to the Representative any notice or other communication from any Taxing Authority with respect to the commencement of any claim, audit, examination, or administrative or court proceeding relating to any audits or assessments or other disputes regarding (i) any Taxes or any Tax Return filed by the Company or its Subsidiaries with respect to Pre-Closing Tax Periods or Straddle Periods for any Pass-Through Income Tax Matter (a “PT-Tax Proceeding”) or (ii) any Taxes or any Tax Return filed by the Company, its Subsidiaries or Blocker with respect to Pre-Closing Tax Periods or Straddle Period to the extent the resolution of such audit or other proceeding could reasonably be expected to materially impact amounts paid or payable to the Designated Unitholders or the Blocker Seller pursuant to Section 9.05) (together with any PT-Tax Proceeding, the “Pre-Closing Tax Proceedings”).

(b)            With respect to (i) any PT-Tax Proceeding that is not conducted pursuant to the Partnership Tax Audit Rules or (ii) any Pre-Closing Tax Proceeding described in Section 9.03(a)(ii) above, Buyer shall have the responsibility for, and shall control, at its own cost, such Pre-Closing Tax Proceeding, including the settlement and disposition thereof; provided, however, that (i) the Representative shall have the right to participate in such Pre-Closing Tax Proceeding, including to review in advance and reasonably comment upon submissions made in the course of such Pre-Closing Tax Proceeding and to attend any in-person or telephonic meetings, (ii) Buyer shall diligently pursue such Pre-Closing Tax Proceeding in good faith as if it were the sole party in interest and (iii) the Representative’s consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any settlement that could reasonably be expected to materially affect (x) the U.S. federal income Tax liability of the Designated Unitholders or (y) amounts to which the Designated Unitholders and/or the Blocker Seller are entitled pursuant to Section 9.05. Buyer shall represent the interest of the Company and its Subsidiaries in any PT-Tax Proceeding that is conducted pursuant to the Partnership Tax Audit Rules and shall not make, nor shall Buyer allow any person serving as the “partnership representative” (as defined in Section 6223 of the Code) or “designated individual” of the Company or any Subsidiary to make, any election pursuant to Section 6226 of the Code or any similar provision of state, local, or non-U.S. law with respect to any such PT-Tax Proceeding.

9.04            Cooperation. From and after the Closing, Buyer, the Surviving Company, Blocker and the Representative shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with the preparation and filing of Tax Returns pursuant to Section 9.01, the preparation of the allocation pursuant to Section 9.08, and any audit, litigation or other proceeding with respect to Taxes and the computation and verification of any amounts paid or payable under this Article IX (including any supporting work papers, schedules and documents). Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Blocker and the Company shall, and the Company shall cause its Subsidiaries to, retain all books and records with respect to Tax matters pertinent to Blocker, the Company or its Subsidiaries relating to any Pre-Closing Tax Periods and shall abide by all record retention agreements entered into with any taxing authority, and shall give the Representative reasonable written notice prior to transferring, destroying or discarding any such books and records prior to the expiration of the applicable statute of limitations for that tax period, and if the Representative so requests, Blocker and the Company shall, and shall cause its Subsidiaries to, allow the Representative to take possession of such books and records rather than destroying or discarding such books and records.

9.05            Tax Refunds.

(a)            After the Closing Date, except to the extent (i) included as an asset in Working Capital as finally determined hereunder, (ii) included as a refund or overpayment in the calculation of the Pre-Closing Income Tax Amount as finally determined hereunder, or (iii) attributable to the carryback of any loss from a Post-Closing Tax Period to a Pre-Closing Tax Period, the Blocker Seller and the Designated Unitholders shall be entitled to all Tax refunds and interest payable by a Governmental Authority with respect to a Pre-Closing Tax Period (including any Tax refunds resulting from the carryback of net operating loss, capital loss or other tax attribute from one Pre-Closing Tax Period to another Pre-Closing Tax Period, to the maximum extent permitted by applicable Law, including pursuant to the CARES Act, and any refunds of employee retention credits under the CARES Act) (and Overpayment Credits) actually realized during the Covered Period by Buyer or any of its Affiliates, the Company (including the Surviving Company) or any of its Subsidiaries or Blocker in each case, to the extent such Tax refund or Overpayment Credit is attributable to Blocker, the Company or any of the Company’s Subsidiaries with respect to any Pre-Closing Tax Period; provided that any such amounts with respect to Blocker shall be for the sole benefit of the Blocker Seller. During the Covered Period, Buyer shall cause Blocker and the Surviving Company and its Subsidiaries to use commercially reasonable efforts to diligently pursue any Tax refund claims in order to legally maximize and obtain such Tax refunds and Overpayment Credits. Buyer (or any of its Affiliates, including Blocker or the Surviving Company) will pay over to the Representative (for further distribution to the Blocker Seller and the Designated Unitholders, as applicable) any such Tax refund paid in cash or cash equivalents during the Covered Period (together with interest received from the applicable Governmental Authority) promptly (but in all cases within five Business Days) after actual receipt of such Tax refund (or, in the case of any Overpayment Credits, promptly (but in all cases within five Business Days) upon filing the applicable Tax Return where such Overpayment Credit is used to actually reduce cash Taxes otherwise payable).

(b)            Buyer shall, and shall cause the Surviving Company to, elect to carry back any item of loss, deduction, or credit from any Transaction Tax Deductions and any pre-Closing losses generally to prior taxable years to the fullest extent permitted by Law (using any available short-form or accelerated procedures) and Buyer shall not, and shall cause the Surviving Company, its Subsidiaries and Blocker not to, make any election to waive the carryback of any net operating loss under Section 172(b)(3) of the Code (or any similar provision of state, local or non-U.S. Law) or other Tax attribute or Tax credit incurred or realized in a Pre-Closing Tax Period by the Company or any of its Subsidiaries or Blocker (including pursuant to Section 2303 of the CARES Act). To the extent permitted by applicable Law, Buyer (or any of its Affiliates, including Blocker or the Surviving Company) shall request a refund (rather than a credit in lieu of a refund) with respect to all Pre-Closing Tax Periods. Without limiting the foregoing, if reasonably requested by the Representative after the Closing, Buyer shall, at the Representative’s expense, cause the Company and its Subsidiaries to file applicable Tax Returns (including amended Tax Returns) and other applicable documentation to claim any credit available, as reasonably determined by the Buyer, under Section 2301 of the CARES Act with respect to any Pre-Closing Tax Period to which the Blocker Seller and the Designated Unitholders would be entitled pursuant to this Section 9.05.

9.06            Straddle Period. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Period, the amount of Taxes imposed on a periodic basis (such as real, personal and intangible property Taxes) for a Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in such Straddle Period. Taxes, (other than Taxes described in the immediately preceding sentence) including income Taxes and Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough entity” or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), for any Pre-Closing Tax Period shall be computed as if such taxable period (including the taxable period of such partnership, other “flowthrough entity” or “controlled foreign corporation”) ended as of the end of the day on the Closing Date; provided that any transactions or events outside of the Ordinary Course of Business occurring on the Closing Date after the Closing shall be treated as occurring in the portion of the Straddle Period beginning after the Closing Date.

9.07            Closing of Tax Period.

(a)            The Parties shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Company and its applicable Subsidiaries and Blocker for all Tax purposes; provided that the Parties agree that (i) the Transactions result in a continuation of the Company as a partnership for U.S. federal income tax purposes and not a termination within the meaning of Section 708(b) of the Code, and (ii) that the taxable period of the Company shall not end on the Closing Date for U.S. federal income tax (and applicable state and local tax) purposes, and no Party shall take a position inconsistent therewith for any Tax purpose.

(b)            With respect to the preparation of any Income Tax Return for any Straddle Period, the Parties agree (i) the Company and its applicable Subsidiaries shall use the “interim closing method” (and the “calendar day convention”) pursuant to Section 706 of the Code (and any similar provision of state, local or non-U.S. Law) to account for any varying interests in the Company such that any income, gain, loss and deduction (and any other items) for the portion of such Straddle Period ending on and including the Closing Date shall be allocated solely to the Unitholders with respect to the Pre-Closing Tax Period, (ii) all deductions of the Company and its Subsidiaries attributable to the Transactions (including any deductions attributable to the Transaction Tax Deductions) shall be taken into account in the Pre-Closing Tax Period (and allocated solely to the Unitholders with respect to the Pre-Closing Tax Period) to the extent “more likely than not” deductible (or deductible at a higher level of confidence) in the Pre-Closing Tax Period determined as if the Tax year ended on and included the Closing Date, and applying the seventy percent safe-harbor election under Internal Revenue Service Revenue Procedure 2011-29 to any “success-based fees,” (iii) any financing or refinancing arrangements entered into at any time by or at the direction of the Buyer or its Affiliates or any other transactions entered into by or at the direction of the Buyer or its Affiliates in connection with the Transactions shall not be taken into account in the Pre-Closing Tax Period, and (iv) any items of income, gain, loss and deduction attributable to transactions outside the Ordinary Course of Business on the Closing Date after the time of the Closing shall not be taken into account in the Pre-Closing Tax Period.

(c)            Buyer shall cause Blocker to join Buyer’s “consolidated group” (as defined in Treasury Regulation Section 1.1502-76(h)) effective on the day after the Closing Date. The Parties agree that Buyer, its Affiliates, the Company and its Subsidiaries (i) shall not make an election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) to ratably allocate items (or any make any similar election or ratably allocate items under any corresponding provision of state, local or non-U.S. Law) and (ii) shall not apply the “next day” rule of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) with respect to any of the Transaction Tax Deductions.

9.08            Allocation of the Closing Payment. For U.S. federal and applicable state income Tax purposes, the Parties agree that (a) the manner in which the basis adjustment pursuant to Section 743(b) of the Code that occurs in connection with the Merger is allocated among the assets of Company (and any applicable Subsidiary), and (b) the portion of the gain or loss recognized upon the sale of the applicable Units pursuant to the Merger that is attributable to the Company’s “unrealized receivables” and “inventory items” (as such terms are defined in Section 751 of the Code), will, in each case, be determined based on an allocation amongst the assets of the Company (and any applicable Subsidiary) in accordance with the allocation principles set forth on Schedule 9.08 and Section 755 of the Code (the “Proposed Allocation”). Prior to the day that is 60 days after the date on which the Closing Payment is finally determined, the Representative shall prepare, at Representative's expense, and deliver to Buyer the Proposed Allocation, which will allocate the Transaction Consideration and any other items required to be taken into account for federal income tax purposes. The Representative shall cooperate in good faith with Buyer in reviewing such Proposed Allocation and shall make available to Buyer any work papers or schedules prepared by the Representative in connection with the preparation of the Proposed Allocation. To the extent that Buyer, acting in good faith, disagrees with the Proposed Allocation and notifies the Representative of its objection, the Buyer and the Representative shall negotiate in good faith to resolve the dispute. If Buyer and the Representative are unable to resolve the dispute within 10 Business Days following the receipt of such notice or such longer period as they mutually agree, then the Buyer and the Representative shall promptly resolve the dispute using the Tax Dispute Resolution Mechanism. In connection with any implementation of the Tax Dispute Resolution Mechanism, the fees and expenses of the Firm shall be borne 50% by the Representative and 50% by the Buyer. The Parties shall not, and Buyer shall cause its Affiliates not to, take any position in any audits, Tax Returns or otherwise which is inconsistent with such allocation unless required to do so by a final “determination” pursuant to Section 1313(a) of the Code. If the Transaction Consideration is adjusted pursuant to this Agreement, the allocation of the adjusted Transaction Consideration shall be adjusted as appropriate and the Buyer and the Representative shall cooperate in good faith in making any such adjustments.

9.09            Intended Tax Treatment.

(a)            The parties hereto intend that for U.S. federal (and other applicable) income Tax purposes any Blocker Share Redemption, taken together with the Blocker Share Purchase, shall be treated as a single integrated transaction pursuant to Zenz v. Quinlivan, 213 F.2d 914 (6th Cir. 1954), such that the Blocker Seller is treated as surrendering a portion of the Blocker Shares in a redemption qualifying for sale or exchange treatment under Section 302(a) of the Code.

(b)            Any adjustment payments pursuant to Section 3.03 and any payments of Tax refunds pursuant to Section 9.05 will be deemed adjustments to the Transaction Consideration, unless otherwise required by Law.

(c)            The Parties shall cooperate in good faith to ensure that the Company and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes shall have in effect, for the taxable year of each such entity that includes the Closing Date, a valid election under Section 754 of the Code (and any corresponding provision of state or local Tax law) by including such election with respect to such taxable year on the applicable Tax Return.

9.10            Intermediary Transaction Tax Shelter. Buyer shall not take any action with respect to Blocker, the Company or any of its Subsidiaries that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

9.11            Transfer Taxes. Buyer shall pay, or cause to be paid, when due, all stamp, stock transfer, documentary, filing, value-added, transfer (including real property transfer or gains) tax, recording charge or other similar Tax, charge, or fee imposed on Blocker, the Company and its Subsidiaries, the Blocker Seller or one or more of the Designated Unitholders as a result of the Transactions (collectively, “Transfer Taxes”) and shall file (at its own expense), or cause to be filed, all Tax Returns with respect to such Transfer Taxes. The Representative shall use its commercially reasonable efforts to cooperate with Buyer in the filing of any Tax Returns with respect to the Transfer Taxes.

Article X
CONDITIONS TO THE OBLIGATIONS OF BUYER AND MERGER SUB

The obligations of Buyer and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date, any or all of which may be waived in writing in whole or in part by Buyer:

10.01            Accuracy of Representations and Warranties. The representations and warranties of Blocker Seller set forth in Sections 5.05 and the representations of the Company set forth in Section 6.04 (other than the last two sentences thereof) shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date (or, as set forth in Section 3.01, as of the HSR Approval Date), as though such representations and warranties had been made on and as of the Closing Date (or, as set forth in Section 3.01, as of the HSR Approval Date) (except that any such representations and warranties that are made as of a specified date only need to be true and correct (other than de minimis inaccuracies) as of such date). The representations and warranties of Blocker Seller set forth in Sections 5.01, 5.02, 5.03, 5.06, 5.08 and 5.11 and the representations of the Company set forth in Sections 6.01, 6.02, 6.03, 6.06 and 6.24 shall be true and correct in all material respects as of the Closing Date (or, as set forth in Section 3.01, as of the HSR Approval Date) as though such representations and warranties had been made on and as of the Closing Date (or, as set forth in Section 3.01, as of the HSR Approval Date) (except that any such representations and warranties that are made as of a specified date only need to be true and correct in all material respects as of such date). All of the other representations and warranties set forth in Article V and Article VI shall be true and correct as of the Closing Date (or, as set forth in Section 3.01, as of the HSR Approval Date) (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” set forth therein) as though such representations and warranties had been made on and as of the Closing Date (or, as set forth in Section 3.01, as of the HSR Approval Date) (except that any such representations and warranties that are made as of a specified date only need be true and correct as of such date), except to the extent that the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Effect.

10.02            Compliance with Covenants. The Company and the Blocker Seller shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement prior to the Closing.

10.03            No Adverse Proceeding. There shall not be in force any Law or any judgment, decree or order of any Governmental Authority making illegal or prohibiting the performance of this Agreement or the consummation of any of the Transactions.

10.04            Termination of HSR Waiting Period. The waiting period under the Hart-Scott-Rodino Act shall have expired or been terminated.

10.05            Officer’s Certificate. At the Closing, Buyer shall have received a certificate executed and delivered by an officer of the Company, dated as of the Closing Date, stating therein that (a) if, prior to the Closing, the Company shall have delivered to Buyer a Certification Notice, the condition set forth in Section 10.02 has been satisfied as of the Closing Date or (b) if, prior to the Closing, the Company has not delivered to Buyer a Certification Notice, the conditions set forth in Sections 10.01 and 10.02 have been satisfied as of the Closing Date.

If the Closing occurs, all closing conditions set forth in this Article X that have not been fully satisfied as of the Closing shall be deemed to have been fully waived by Buyer and Merger Sub.

Article XI
CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND THE BLOCKER SELLER

The obligation of the Company and the Blocker Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date, any or all of which may be waived in writing in whole or in part by the Company and the Representative:

11.01            Accuracy of Representations and Warranties. The representations and warranties set forth in Article IV shall be true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Buyer Material Adverse Effect” set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that any such representations and warranties that are made as of a specified date only need to be true and correct as of such date), except where the failure of such representations and warranties to be true and correct does not constitute a Buyer Material Adverse Effect.

11.02            Compliance with Covenants. Each of Buyer and Merger Sub shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement prior to the Closing.

11.03            No Adverse Proceeding. There shall not be in force any Law or any judgment, decree or order of any Governmental Authority making illegal or prohibiting the performance of this Agreement or the consummation of any of the Transactions.

11.04            Termination of HSR Waiting Period. The waiting period under the Hart-Scott-Rodino Act shall have expired or been terminated.

11.05            Listing Authorization. The TI Shares issuable to the Blocker Seller pursuant to Section 1.02(a) and Section 3.02(c) and/or the Accredited Unitholders pursuant to Section 2.10 and Section 2.11(c) shall have been authorized for listing on the New York Stock Exchange and the Toronto Stock Exchange upon official notice of issuance.

11.06            Officer’s Certificate. At the Closing, the Company shall have received a certificate executed and delivered by an officer of Buyer, dated as of the Closing Date, stating therein that the conditions set forth in Sections 11.01 and 11.02 have been satisfied.

If the Closing occurs, all closing conditions set forth in this Article XI that have not been fully satisfied as of the Closing shall be deemed to have been fully waived by the Company and the Blocker Seller.

Article XII
DEFINITIONS

12.01            Defined Terms. As used herein, the following terms shall have the following meanings:

“50/90 Certificate” means a valid certification meeting the requirements of Treasury Regulation Section 1.1445-11T(d)(2) in the form attached hereto as Exhibit I.

“Accredited Unitholder” means (a) the Blocker Seller, (b) the Designated Unitholders set forth on Schedule 7.11(e) and (c) each other Designated Unitholder that is, as of (and taking into account the consummation of) the Closing, an “accredited investor” (as defined in Rule 501(a) of Regulation D) as reasonably determined by Buyer prior to the Closing.

“Acquisition Proposal” means any proposal or offer from any Person (other than Buyer, Merger Sub and their respective accountants, attorneys, consultants, advisors, investment bankers, or other representatives) relating to any merger or recapitalization involving the Company or its Subsidiaries, sale of a majority of the equity securities in the Company or any of its Subsidiaries, any sale of all or substantially all of the assets of the Company or any of its Subsidiaries or other similar transaction involving the Company or its Subsidiaries (excluding sales of inventory in the Ordinary Course of Business).

“Adjustment Escrow Amount” means $7,000,000.

“Adjustment Escrow Fund” means, as of any date, the amount of funds then held by the Escrow Agent pursuant to the Escrow Agreement.

“Adjustment Time” means 12:01 a.m. prevailing Eastern Time on the Closing Date.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person (where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise); provided that, with respect to Buyer, references to Affiliates shall not include any Person other than TELUS International (Cda) Inc. and its Subsidiaries.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. income Tax Law).

“Base Amount” means $1,225,000,000.

“Blocker Fraction” means the quotient of (a) the Blocker Closing Payment divided by (b) the Estimated Closing Payment.

“Business Day” means any day, excluding Saturday, Sunday and any other day on which commercial banks in Chicago, Illinois or New York, New York are authorized or required by law to close.

“Buyer Material Adverse Effect” means a material adverse effect on the ability of Buyer or Merger Sub to consummate the Transactions and perform all of their respective obligations hereunder and under the other Transaction Documents to which they are party in a timely manner and prior to the End Date.

“Buyer Number” means the result of (a) 100,000,000 minus (b) the number of “Class B Units” in the Surviving Company that, following the consummation of the Merger, will be held by Blocker (determined in accordance with Section 2.07(d)) minus (c) the number of “Class A Units” in the Surviving Company that, following the consummation of the Merger, will be held by the Rollover Participants (determined in accordance with Section 2.07(e)(i)).

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act, as amended, supplemented or otherwise modified from time to time, including any programs or facilities established by the Board of Governors of the Federal Reserve System to which the U.S. Treasury Department has provided financing as contemplated by Title IV of such Coronavirus Aid, Relief and Economic Security Act, and (ii) the American Rescue Plan Act of 2021, and any rules or regulations published with respect thereto by any Governmental Authority.

“Cash Amount” means (a) the fair market value of all cash and cash equivalents (including marketable securities, checks, bank deposits, and, to the extent convertible to cash within 90 days, short term investments, but excluding Restricted Cash) of the Company and its Subsidiaries and Blocker, less (b) issued but uncleared checks and bank overdrafts of the Company and its Subsidiaries or Blocker, plus (c) checks, other wire transfers, cash-in-transit and drafts which have been received by the Company and its Subsidiaries or Blocker but not yet cleared, in each case, as of as of the Adjustment Time. Notwithstanding anything to the contrary, the Cash Amount shall be net of any distributions or other payments made after the Adjustment Time and prior to the Effective Time by the Company to any of the Unitholders or any of their related parties (other than ordinary course payments of accounts payable, the payment of which is reflected in Working Capital).

“Closing Payment” means the amount equal to (a) the Base Amount, plus (b) the Cash Amount, minus (c) the outstanding amount of all Funded Debt as of the Adjustment Time, minus (d) the Transaction Expenses, minus (e) the Adjustment Escrow Amount, minus (f) the Representative Holdback, minus (g) the Working Capital Deficit, if any, plus (h) the Working Capital Surplus, if any.

“Closing Consideration Shares” means the TI Shares (if any) to be issued to the Blocker Seller pursuant to Section 1.02(a) and Section 3.02(c) and/or the Accredited Unitholders pursuant to Section 2.10 and Section 2.11(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Units” has the meaning set forth in the LLC Agreement.

“Company Employee” means any current or former employee, director or service provider of the Company or any of its Subsidiaries.

“Company Equity Plan” means the 2018 Equity Incentive Plan of the Company.

“Company’s Knowledge” means the actual knowledge of Tobias Dengel, Michael Moore, Abby Cook, Cristiano Franco or Michael Colombo, after reasonable inquiry.

“Contract” means any contract or other legally binding agreement (whether written or oral).

“Converted Number” means (a) with respect to a Rollover Company Unit, the product of (i) such Rollover Company Unit’s Rollover Contribution Fraction multiplied by (ii) 100,000,000 and (b) with respect to Blocker, the product of (i) the Blocker Fraction multiplied by (ii) 100,000,000.

“Covered Period” means the period from and after the Closing Date until the third anniversary of the Closing Date.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

“Designated Unitholder” means each Unitholder other than Blocker. For the avoidance of doubt, the Optionholders are not, with respect to the Options, Designated Unitholders.

“Designated Unitholder Share Consideration Amount” means an amount equal to (a) the TI Share Consideration Amount minus (b) Blocker Seller’s TI Share Consideration Portion.

“Distribution Principles” means the principles of distribution set forth in Section 3.1(a) of the LLC Agreement (i.e., the principles of distribution if all of the assets and properties of the Company and its Subsidiaries were sold and the resulting proceeds were distributed among the members of the Company pursuant to Section 6.2(a) of the LLC Agreement) after giving effect to any Participation Threshold (as defined in the LLC Agreement) applicable to any Common Unit that is otherwise an Incentive Unit (as defined in the LLC Agreement); provided that (i) any amounts that would otherwise be distributed to Blocker pursuant to the principles of distributions set forth in Section 3.1(a) of the LLC Agreement shall be distributed to the Blocker Seller; (ii) the portion of the Estimated Closing Payment and/or any Future Distribution Amount allocated to the Blocker Seller will be increased by the Cash Amount held by Blocker (i.e., so that the Blocker Seller receives 100% of the increase in the purchase price as a result of such Cash Amount) and will be decreased by the total outstanding amount of Funded Debt of Blocker as of immediately prior to the Closing (i.e., so that the Blocker Seller bears 100% of the decrease in the purchase price as a result of such Funded Debt); and (iii) the portion of the Estimated Closing Payment and/or any Future Distribution Amount allocated to an Optionholder shall be equal to the amount that would be distributed pursuant to the principles of distributions set forth in Section 3.1(a) of the LLC with respect to the Common Units underlying the Options held by such Optionholder after giving effect to the aggregate exercise price therefor (assuming, for the avoidance of doubt, payment of such aggregate exercise price for such Options in cash and not by way of cashless exercise) and (iv) the Rollover Company Units shall be included in the determination of the allocation of the Estimated Closing Cash Payment and/or any Future Distribution Amount among the Blocker Seller, the Designated Unitholders and the Optionholders as if the Rollover Company Units were converted into the right to receive cash consideration pursuant to Section 2.07(a) or Section 2.07(b), as applicable (it being understood that the Rollover Participants will not actually be entitled to receive any payment for their Rollover Company Units, except, with respect to Rollover Company Units that are Common Units, as set forth in Section 2.07(e)(ii) with respect to Future Distribution Payments).

“End Date” means the date that is 120 days after the date hereof.

“Environmental Laws” means all applicable Laws concerning pollution or protection of the environment.

“Equity Interests” means, with respect to any Person, (a) any shares of common stock or preferred stock (or any series thereof), any ordinary shares or preferred shares and any other equity securities or capital stock of such Person or any partnership, limited liability company, membership or similar interests in such Person and (b) any securities that are directly or indirectly convertible, exchangeable or exercisable into any such stock, shares, equity securities or interests, including any option, warrant or other right that would entitle any other Person to acquire any such stock, shares, equity securities or interests in such Person, in each case, however described and whether voting or non-voting.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” means Acquiom Financial LLC.

“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit J attached hereto, to be dated as of the Closing Date, by and among the Escrow Agent, the Representative and Buyer.

“Estimated Closing Payment” means the amount equal to (a) the Base Amount, plus (b) the Company’s good faith estimate of the Cash Amount, minus (c) the Company’s good faith estimate of the outstanding amount of all Funded Debt as of the Adjustment Time, minus (d) the Company’s good faith estimate of the Transaction Expenses, minus (e) the Adjustment Escrow Amount, minus (f) the Representative Holdback, minus (g) the Company’s good faith estimate of the Working Capital Deficit, if any, plus (h) the Company’s good faith estimate of the Working Capital Surplus, if any.

“Funded Debt” means, as of the time of determination, without duplication, (a) the amount of all indebtedness for borrowed money under any credit facilities (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith) of the Company or any of its Subsidiaries or Blocker, (b) liabilities of the Company or any of its Subsidiaries or Blocker evidenced by bonds, debentures, notes or other similar instruments or debt securities (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith), (c) any obligation of the Company or any of its Subsidiaries or Blocker evidenced by any letters of credit or bankers’ acceptances, in each case, solely to the extent drawn upon, (d) the Pre-Closing Income Tax Amount, (e) any obligations of the Company or any of its Subsidiaries or Blocker under leases required to be capitalized by GAAP (as applied by the Company and its Subsidiaries in the Year-End Financial Statements for the fiscal year ending December 31, 2021), but without giving effect to ASC 842, (f) the amount of any payroll Taxes of the Company or any of its Subsidiaries of Blocker relating to payments occurring prior to the Closing that were deferred under Section 2302 of the CARES Act and remain unpaid as of such time (without duplication of any amount included in the Pre-Closing Income Tax Amount) and any governmental grants that were received by the Company or any of its Subsidiaries under the CARES Act or similar Laws relating to COVID-19 and that the Company or any of its Subsidiaries is required to repay, (g) the deferred purchase price of property or services (including earn-outs to the extent reasonably estimated to be payable in accordance with their terms, but excluding trade liabilities, accounts payable and accrued expenses incurred in the Ordinary Course of Business), (h) payment obligations related to software/application license usage overruns as of the Closing Date, (i) guarantees by the Company or its Subsidiaries or Blocker of the foregoing (but only to the extent called upon or drawn), (j) any unpaid “management” or similar fee payable under the Management Services Agreement (as defined in the Schedules) or any unpaid amounts under the other Contracts required to be terminated pursuant to Section 3.02(g)(iv), (k) any severance, pension, profit sharing, deferred compensation or similar obligations of the Company or any of its Subsidiaries or Blocker that are credited but unpaid, together with the employer portion of any employment, payroll or similar Taxes attributable to such amounts (except to the extent included in the calculation of Transaction Expenses), and (l) any obligations of the Company or Blocker with respect to declared (or otherwise payable) but unpaid distributions (including tax distributions) (but only to the extent such distribution rights represent separate payment obligations that will survive the consummation of the Merger and will not be canceled and extinguished as a result of the consummation of the Merger); provided that Funded Debt shall not include (i) any amounts included in the Transaction Expenses or Working Capital, (ii) any inter-company debt or other liabilities or obligations solely between or among the Company, its Subsidiaries and Blocker, which shall be fully reconciled and eliminated (for the avoidance of doubts, any unreconciled or uneliminated inter-company debt or other liabilities shall be included in Funded Debt), (iii) any undrawn letters of credit or bankers acceptances or similar facilities or (iv) any fees and expenses to the extent incurred by or at the direction of Buyer or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or any of its Affiliates in connection with the Transactions.

“Future Distribution Amount” means any amounts to be distributed to the Designated Unitholders, the Optionholders or the Blocker Seller pursuant to Section 3.03(b), Section 9.05 or Section 14.16.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any United States or non-United States, national, supranational, federal, state, provincial or local governmental or regulatory commission, board, bureau, agency, court, arbiter or arbitral body (public or private) or regulatory or administrative body, including any self-regulatory organization.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incentive Units” has the meaning set forth in the LLC Agreement.

“Income Tax Return” means all Tax Returns filed or required to be filed with any Taxing Authority with respect to Income Taxes, including with respect to any Pass-Through Income Tax Matter.

“Income Taxes” means Taxes imposed on, measured by, or determined by reference to (in whole or in part), net income.

“Incremental Employer Payroll Taxes” means, with respect to any particular compensatory payment, an amount equal to (a) the employer portion of any Medicare or other similar Taxes required to be paid with respect to such payment, plus (b) the employer portion of any social security or other similar Taxes required to be paid with respect to such payment to the extent that the employer’s share of social security or other similar Taxes required to be paid with respect to the recipient of such payment in the year that such payment is made exceeds the aggregate amount of social security or other similar Taxes that would otherwise have been due with respect to such recipient had the relevant payment not been made. For the avoidance of doubt, the amount described in clause (b) shall be zero with respect to any Person whose total compensation that would be payable to them by the Company and/or any Subsidiary of the Company during the year in which the applicable payment is made is anticipated to be in excess of the social security wage base for such year.

“Intellectual Property” means all intellectual property in any and all jurisdictions worldwide, including all (a) copyrights, works of authorship, design rights and database rights; (b) patents; (c) trademarks, service marks, Internet domain names, social media accounts and other identifiers of source or origin, including the goodwill symbolized thereby or associated therewith; (d) trade secrets and other confidential and proprietary information; (v) rights in software (including code) and algorithms; and (e) all applications (pending or in process), registrations and renewals therefor.

“Law” means any federal, state, local, municipal, or foreign order, constitution, law (including common law), ordinance, rule, regulation, statute or treaty.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, easement or other material encumbrance, but excluding restrictions on transfer generally arising under federal and state securities Laws.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of October 9, 2018, as amended by Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement, dated as of November 14, 2019, and Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement, dated as of November 1, 2021.

“Management Holdings” means WT Management Holdings, LLC, a Delaware limited liability company.

“Material Adverse Effect” means any state of facts, event, effect or development that is, or would reasonably be expected to be, material adverse to the financial condition, business or operating results of the Company and its Subsidiaries taken as a whole or (b) any event or circumstance or series of events or circumstances which prevents the Company or the Blocker Seller from consummating the transactions contemplated by this Agreement prior to the End Date; provided that, in the case of clause (a), none of the following (or the results thereof), either alone or taken together with other facts, events, effects or developments, will constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect: (i) any change or condition that is generally applicable to the industries or markets in which the Company and its Subsidiaries operate, (ii) any national or international political, regulatory or social conditions, including any acts of terrorism, sabotage, cyber-attack, military action, declaration of a national emergency or war (regardless of whether declared), or any escalation or worsening thereof, (iii) conditions generally affecting the United States or worldwide economy or credit, currency, oil, financial, banking, securities or capital markets (including any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the Transactions or any disruption thereof and any decline in the price of any security, commodity or market index), (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, weather condition, explosion or fire or other force majeure event or act of God, whether or not caused by any Person, or any national or international calamity or crisis, (v) any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, a pandemic, epidemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or any material worsening of such conditions threatened or existing as of the date of this Agreement, (vi) changes or prospective changes in GAAP, (vii) changes or prospective changes in Laws or the enforcement or interpretation thereof or any action required to be taken under any Law by which the Company or its Subsidiaries (or any of their respective assets or properties) is bound, (viii) the taking of any action required by this Agreement or taken at the written request of Buyer or the failure to take any action that requires Buyer’s consent hereunder and to which Buyer does not so consent or (ix) the negotiation or execution of this Agreement or any other Transaction Document or announcement, pendency or consummation of this Agreement or the Transactions or the identity, nature or ownership of Buyer, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with any of its or their business relations or employees or (x) any failure, in and of itself, to meet any budgets, projections, forecasts, estimates, plans, predictions, guidance, milestones, revenue, earnings or performance metrics or operating statistics or the inputs into such items (but not the underlying causes of any such failure to the extent such underlying cause is not otherwise excluded from the definition of Material Adverse Effect), except, in the case of clauses (i) through (v), to the extent such fact, event, effect or development has a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants engaged in the industries and geographies in which the Company and its Subsidiaries operate.

“Optionholder” means each individual who, as of immediately prior to the Effective Time, holds Options.

“Ordinary Course of Business” means an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business consistent with past practice (including any actions taken, or omitted to be taken, in good faith in light of COVID-19).

“Overpayment Credits” means any overpayment prior to Closing of Taxes from a Pre-Closing Tax Period or any prepayment of Taxes in a Pre-Closing Tax Period applied to reduce Taxes in a tax period beginning after the Closing Date (including, for the avoidance of doubt, any overpayment of payroll Taxes). For the avoidance of doubt, Overpayment Credits shall not include any amounts taken into account in determining the Pre-Closing Income Tax Amount or Working Capital.

“Partnership Tax Audit Rules” means Code Section 6221 through 6241, together with any guidance issued thereunder or successor provisions and any similar provision of state or local Tax laws with respect to audits or assessments pursuant to which any resulting Taxes are assessed at the partnership level absent a contrary election.

“Pass-Through Income Tax Matter” means any matter relating to the determination of Income Taxes with respect to the operations of the business of the Company and its Subsidiaries if any Unitholder (or any Unitholder’s direct and indirect owners) would be liable as a matter of Law for such Income Taxes (e.g., the income tax liability for items of income, gain, loss, deduction and credit passed-through to owners with respect to a partnership for U.S. federal or applicable state and local income Tax purposes).

“Permit” means any governmental qualifications, registrations, licenses, permits, approvals or authorizations issued or granted by any Governmental Authority.

“Permitted Liens” means (i) any restriction on transfer arising under applicable securities Laws, (ii) Liens for Taxes not yet delinquent or for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been created in accordance with GAAP, (iii) purchase money Liens, (iv) customary Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements, (v) Liens relating to Funded Debt included in the calculation of the Closing Payment pursuant to this Agreement, (vi) Liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, none of which materially impacts the current use of the affected property, (vii) mechanics Liens and similar Liens for labor, materials, or supplies arising in the Ordinary Course of Business for amounts not yet overdue, (viii) zoning, building codes, and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated in any material respect by the current use and operation of such real property by the Company and its Subsidiaries, (ix) easements, servitudes, covenants, conditions, restrictions, and other similar non-monetary matters affecting title to any assets of the Company or any of its Subsidiaries and other title defects that do not materially impair the use or occupancy of such assets in the operation of the business of the Company and its Subsidiaries, taken as a whole, (x) with respect to the Leased Real Property, all Liens which are suffered or incurred by the fee owner, any superior lessor, sublessors or licensor, or any inferior lessee, sublessee or licensee, (xi) non-exclusive licenses to Intellectual Property granted in the Ordinary Course of Business, (xii) other Liens that are not material to the Company and its Subsidiaries taken as a whole, (xiii) Liens that will be terminated at or prior to the Closing, and (xiv) Liens set forth on Schedule 12.01(ii).

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock corporation, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

“Pre-Closing Tax Period” means any taxable periods ending on or before the Closing Date and, for any Straddle Period, the portion through the end of the Closing Date.

“Pre-Closing Income Tax Amount” means an amount, which may be a positive or negative number, equal to the sum of the unpaid Income Taxes of Blocker (or overpayment of Income Taxes of Blocker) and the unpaid Income Taxes of the Company and its Subsidiaries (or the overpayment of Income Taxes of the Company and its Subsidiaries), in each case, as of the Closing Date, for the taxable period (or portion thereof) ending on and including the Closing Date, solely for the jurisdictions in which the Blocker or the Company and its Subsidiaries, as the case may be, filed Income Tax Returns in the most recent applicable Tax period (but including any jurisdictions in which Blocker, the Company or any of its Subsidiaries commenced activities after such Tax period and became subject to tax in such jurisdiction), calculated in accordance with past practice (including reporting positions, jurisdictions, elections, and accounting and valuation methods) of Blocker or the Company and its Subsidiaries, as the case may be, in preparing Income Tax Returns (except as otherwise required under applicable Tax Law or otherwise provided in this definition); provided that, for purposes of calculating the amount of any such unpaid Income Taxes, (i) all Transaction Tax Deductions shall be taken into account to the extent permitted by Law in the Pre-Closing Tax Period (at a “more likely than not” level of confidence or higher), applying the seventy percent safe-harbor election under Revenue Procedure 2011-29 to any “success based fees,” (ii) any Income Taxes attributable to transactions (other than transactions expressly required to be consummated by the Transaction Documents, but excluding any change in the capitalization or ownership of the Company that results in any income or gain to the Blocker) outside the ordinary course of business executed at the direction of Buyer or with respect to Buyer’s financing of the transactions contemplated hereby shall be excluded, (iii) any Income Taxes attributable to transactions occurring outside the ordinary course of business on the Closing Date after the Closing shall be excluded, (iv) any liabilities for accruals or reserves established or required to be established under GAAP for contingent Income Taxes or with respect to uncertain Tax positions shall be excluded, (v) any deferred Income Tax liabilities and deferred Income Tax assets shall be excluded, (vi) any deduction available under applicable Income Tax Law in respect of state and local Income Taxes imposed on Blocker or the Company or any of its Subsidiaries, as the case may be, attributable to the taxable period (or portion therefor) ending on and including the Closing Date (to the extent such Income Taxes are taken into account in such period) shall be allocated to the same Pre-Closing Tax Period for the purposes of this Agreement regardless of when such Income Taxes are actually paid or accrued by Blocker or the Company or its Subsidiary, as applicable, (vii) any election made by Buyer or its Affiliates (including Blocker and the Surviving Company) after the Closing Date that increases the amount of income realized in (or Tax payable for) a Pre-Closing Tax Period (other than any election actually made on any such Tax Return that is recurring in nature and was consistently made by the Company or any of its Subsidiaries or Blocker on Tax Returns filed prior to the Closing Date) shall be excluded, (viii) by treating the Closing Date as the final day of the taxable year of the Company and each of its Subsidiaries and Blocker (but not for purposes of treating any “deferred revenue” as having accelerated into the Pre-Closing Tax Period for U.S. federal and applicable state and local tax purposes), (ix) the amount of accruals for Taxes for the portion of any Straddle Period that is a Pre-Closing Tax Period shall be consistent with Section 9.06, and (x) any payments of estimated Income Taxes already made prior to Closing in respect of the taxable period (or portion thereof) ending on and including the Closing Date shall be included.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, for any Straddle Period, the portion beginning after the Closing Date.

“Preferred Units” has the meaning set forth in the LLC Agreement.

“Proceeding” means any litigation, suits, arbitration or similar proceeding.

“R&W Policy” means a buyer-side representations and warranties insurance policy that may be purchased by Buyer in connection with the transactions contemplated by this Agreement.

“Representative Holdback” means $2,000,000.

“Requested Financial Statements” means the (a) audited consolidated balance sheet of the Company and its subsidiaries as of December 31, 2020 and December 31, 2021, and the related audited consolidated statements of operations, members’ equity and cash flows for the fiscal years ended December 31, 2020, and December 31, 2021 and (b) unaudited consolidated balance sheets of the Company as of September 30, 2021 and September 30, 2022 and related unaudited consolidated statements of operations, members’ equity and cash flows for the nine (9)-month periods ended September 30, 2021 and September 30, 2022, which have been reviewed in accordance with Statement on Auditing Standards 100, Interim Financial Information.

“Restricted Cash” means any cash or cash equivalents of the Company and its Subsidiaries or of Blocker that are held by a third party as collateral for a liability or obligation or that are subject to other contractual restrictions on use.

“Rollover” means the conversion of Rollover Company Units into “Class A Units” in the Surviving Company pursuant to this Agreement and the Rollover Agreements.

“Rollover Amount” means the aggregate amount payable with respect to all Rollover Company Units pursuant to Section 2.07(a) or Section 2.07(b)(i), as applicable, if none of the Rollover Company Units was participating in the Rollover.

“Rollover Company Units” means the Units (or fractions thereof) that, pursuant to an Equity Rollover Agreement entered into by the holder of such Units, shall be retained by their holder and converted into “Class A Units” of the Surviving Company.

“Rollover Contribution Fraction” means, with respect to any Rollover Company Unit, the fraction of (a) the aggregate portion of the Estimated Closing Payment that would be payable with respect to such Rollover Company Unit pursuant to Section 2.07(a) or Section 2.07(b)(i), as applicable, if such Rollover Company Unit was not participating in the Rollover divided by (b) the Estimated Closing Payment.

“Rollover Participants” means the Designated Unitholders that enter into Rollover Agreements prior to the Closing.

“SEC” means the U.S. Securities and Exchange Commission.

“Schedules” means the disclosure schedules to this Agreement.

“Securities Act” means the Securities and Exchange Act of 1933.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, fifty percent or more of the stock or other equity or ownership interests, the holder of which is generally entitled to elect a majority of the board of directors or other governing body of such legal entity.

“Target Working Capital” means $30,000,000.

“Tax Return” means any return, claim for refund, election, report, statement or information return relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means all federal, provincial, territorial, state, municipal, local, U.S., non-U.S. or other taxes, imposts, and assessments including ad valorem, capital, capital stock, customs and import duties, disability, documentary stamp, escheat, employment, excise, franchise, gains, goods and services, gross income, gross receipts, income, intangible, inventory, license, mortgage recording, net income, occupation, payroll, personal property, production, profits, property, real property, recording, rent, sales, social security, stamp, transfer, transfer gains, unclaimed property, unemployment, use, value added, windfall profits, and withholding, together with any interest, additions, fines or penalties with respect thereto and any interest in respect of such additions, fines or penalties.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority that has the right to impose and/or administer Taxes on the Company or any of its Subsidiaries or Blocker.

“TI Share” means a subordinate voting share, no par value, of TELUS International (Cda) Inc. traded on the New York Stock Exchange under the ticker symbol “TIXT.”

“TI Share Consideration Amount” means $125,000,000.

“TI Share Consideration Fraction” means, with respect to (a) the Blocker Seller, an amount equal to the quotient of (i) the number of Blocker Company Units that are Common Units, divided by (ii) the sum of the number of Blocker Company Units that are Common Units plus the total number of Common Units held by the other Accredited Unitholders and (b) each Accredited Unitholder, an amount equal to the quotient of (i) the total number of Common Units held by such Accredited Unitholder divided by (ii) the sum of the number of Blocker Company Units that are Common Units plus the total number of Common Units held by the other Accredited Unitholders.

“TI Share Consideration Portion” means (a) with respect to the Blocker Seller, an amount equal to (i) the Blocker Seller’s TI Share Consideration Fraction, multiplied by (ii) the TI Share Consideration Amount, and (b) with respect to each other Accredited Unitholder, an amount equal to (a) such Accredited Unitholder’s TI Share Consideration Fraction, multiplied by (b) the TI Share Consideration Amount.

“TI Share Number” means, with respect to each Designated Unitholder that is an Accredited Unitholder, that number of TI Shares (rounded down to the nearest full share) equal to (a) such Accredited Unitholder’s TI Share Consideration Portion divided by (b) the TI Share Price.

“TI Share Price” means, with respect to any issuance of a TI Share to Blocker Seller or an Accredited Unitholder at, or following, the Closing as part of the settlement of the Estimated Closing Payment, the arithmetic average of the daily intra-day volume-weighted average price of one TI Share on the New York Stock Exchange during the regular trading session (and excluding pre-market and after-hours trading) over the ten consecutive trading days ending on the fifth trading day prior to the Closing Date.

“Transaction Consideration” means the sum of the Estimated Closing Payment, plus the aggregate of all Future Distribution Amounts.

“Transaction Expenses” means, to the extent not paid prior to the Closing, (i) the aggregate amount of all fees, costs and expenses (including legal, accounting, investment banking, broker’s, finder’s and other professional or advisory fees and expenses) of Blocker or the Company and its Subsidiaries incurred by or on behalf of, or to be paid by, Blocker or the Company or any Subsidiary of the Company in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the Transactions (but excluding any such fees costs and expenses incurred by the Company or its Subsidiaries at the direction or request of Buyer or any of its Affiliates) or any alternative transaction related to the sale of the Company and its Subsidiaries (or all or substantially all of the assets thereof), (ii) all stay bonuses, sale bonuses, change in control payments or retention payments, phantom equity payments and any other compensatory amounts payable to Company Employees that, in each case, become payable solely as a result of the consummation of the Transactions, together with any Incremental Employer Payroll Taxes payable in connection therewith, and (iii) any Incremental Employer Payroll Taxes on payments to Optionholders hereunder.

“Transaction Tax Deductions” means any deductions that would result from or be attributable to the Transactions (including the write-off of deferred financing fees, costs and expenses, the payment of any transaction-related fees, costs or expenses and/or bonuses (or similar amounts), including the Aggregate Option Closing Consideration or other amounts to which the Optionholders are entitled with respect to their Options, and the payment of Funded Debt that is outstanding as of immediately prior to the Closing or the Transaction Expenses) and, for such purpose, the Parties agree to apply the seventy percent safe-harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of deductions attributable to the payment of any success based fees within the scope of such Revenue Procedure.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Blocker Purchase and the Merger.

“Units” means the Common Units (including Incentive Units) and the Preferred Units.

“Unitholder” means each holder of record of Preferred Units and/or Common Units as of the Closing (for the avoidance of doubt, after giving effect to the Pre-Closing Liquidation).

“Unitholder Percentage” means, with respect to each Designated Unitholder or the Blocker Seller, the result, expressed as a percentage, of (a) the aggregate dollar amount of Transaction Consideration actually received by such Designated Unitholder or the Blocker Seller, divided by (b) the aggregate amount of Transaction Consideration (other than the portion of the Transaction Consideration payable to the Optionholders).

“Working Capital” means, as of the Adjustment Time, (a) the current assets of the Company and its Subsidiaries of the type set forth on Exhibit K attached hereto, but excluding prepayments or deposits related to property and equipment; any net inter-company receivables between or among the Company, its Subsidiaries or Blocker, any inter-company receivables with the Blocker Seller, any Designated Unitholder or any of their respective Affiliates; any employee retention credits under CARES Act (which, for the avoidance of doubt, are subject to the pass-through set forth in Section 9.05(a)), minus (b) the current liabilities of the Company and its Subsidiaries of the type set forth on Exhibit K attached hereto, in each case, calculated on a consolidated basis, after eliminating any intercompany amounts; provided that (i) Working Capital shall exclude the Cash Amount, any Funded Debt, any Transaction Expenses, any Income Tax assets or Income Tax liabilities, and any deferred Tax assets or deferred Tax liabilities, (ii) Working Capital shall be calculated as set forth on Exhibit K and, to the extent not inconsistent therewith, in accordance with, and on a basis consistent with, the same accounting methodologies, principles, practices, estimation techniques and procedures used in preparing the Year-End Financial Statements as of December 31, 2021 (including calculating reserves in accordance with the same methodologies used to calculate such reserves in preparing the Year-End Financial Statements as of December 31, 2021), and (iii) Working Capital shall (x) not include any purchase accounting or other adjustment arising out of the consummation of the Transactions; and (y) be based on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing.

“Working Capital Deficit” means the amount (if any) by which Working Capital is less than Target Working Capital.

“Working Capital Surplus” means the amount (if any) by which Working Capital is greater than Target Working Capital.

12.02            Other Definitional Provisions.

(a)            All terms defined in this Agreement shall have such defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires or as otherwise indicated therein.

(b)            Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)            All references to “$” in this Agreement shall be deemed references to United States dollars. For purposes of calculating the Estimated Closing Payment, amounts not originally denominated in U.S. dollars will be converted from their applicable currencies to U.S. dollars at the exchange rate published in the Wall Street Journal, Eastern Edition, on the Business Day prior to the date on which the Estimated Closing Statement is delivered to Buyer. For purposes of calculating the final Closing Payment, amounts not originally denominated in U.S. dollars will be converted from their applicable currencies to U.S. dollars at the exchange rate published in the Wall Street Journal, Eastern Edition, on the Closing Date.

Article XIII
TERMINATION

13.01            Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written consent of Buyer and the Company;

(b)            by Buyer, by written notice to the Company, if:

(i)            there has been a material breach by the Company or the Blocker Seller of any covenant, representation or warranty contained in this Agreement that has prevented or would prevent the satisfaction of any condition set forth in Article X and (A) Buyer has provided written notice to the Company and the Representative of such material breach and its intent to terminate this Agreement pursuant to this Section 13.01(b)(i); and (B) the Company or the Blocker Seller, as applicable, has not cured such material breach within twenty Business Days (or by the End Date, if sooner) after receiving written notice thereof from Buyer; provided, however, that Buyer shall not be entitled to terminate this Agreement pursuant to this Section 13.01(b)(i) if there has been a material breach by Buyer or Merger Sub of any covenant, representation or warranty contained in this Agreement that has prevented or would prevent satisfaction of any condition set forth in Article XI; or

(ii)            the Transactions have not been consummated by the End Date; provided, however, that Buyer shall not be entitled to terminate this Agreement pursuant to this Section 13.01(b)(ii) if Buyer’s or Merger Sub’s breach of this Agreement has substantially contributed to the failure of the Transactions to occur by the End Date, or has prevented the consummation of Transactions;

(c)            by the Company, by giving written notice to Buyer, if:

(i)            (x) there has been a material breach by Buyer or Merger Sub of any covenant, representation or warranty contained in this Agreement that has prevented or would prevent the satisfaction of any condition set forth in Article XI or (y) Buyer and Merger Sub have failed to consummate the Closing on the date they are required to do so pursuant to Section 3.01 and (A) the Company has provided written notice to Buyer of such material breach or failure to consummate the Closing and its intent to terminate this Agreement pursuant to this Section 13.01(c)(i); and (B) Buyer or Merger Sub, as applicable, has not cured such material breach within twenty Business Days, in the case of clause (x), or Buyer and Merger Sub have not consummated the Closing within three Business Days, in the case of clause (y) (or, in each case, by the End Date, if sooner), after receiving written notice thereof from the Company; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 13.01(c)(i) if there has been a material breach by the Company or the Blocker Seller that has prevented or would prevent satisfaction of any condition set forth in Article X; or

(ii)            the Transactions have not been consummated by the End Date; provided, however, the Company shall not be entitled to terminate this Agreement pursuant to this Section 13.01(c)(ii) if the Company’s or the Blocker Seller’s breach of this Agreement has substantially contributed to the failure of the Transactions to occur by the End Date, or has prevented the consummation of Transactions; or

(d)            by either Buyer or the Company, if any Governmental Authority shall have enacted, promulgated, issued, entered or enforced any injunction, judgment, order or ruling permanently enjoining, restraining or prohibiting the Transactions, which injunction, judgment, order or ruling shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 13.01(d) shall not be available to any Party whose failure to fulfill any obligation or condition under this Agreement has been the cause of, or resulted in, such injunction, judgment, order or ruling.

13.02            Effect of Termination. If any Party validly terminates this Agreement pursuant to Section 13.01, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party, except that the provisions of this Article XIII and Article XIV (other than Section 14.11) and the Confidentiality Agreement shall survive the termination of this Agreement; provided that no termination of this Agreement shall in any way limit any claim by a Party that another Party willfully and intentionally breached the terms of this Agreement prior to or in connection with such termination, nor shall such termination limit the right of such non-breaching Party to seek all other remedies available to it at law or equity; provided, further, that a failure of Buyer and Merger Sub to consummate the Transactions at a time when all of the conditions to closing set forth in Article X have been satisfied or waived shall be deemed to be an intentional and willful breach of the terms of this Agreement.

Article XIV
GENERAL PROVISIONS

14.01            Survival. Each of the representations and warranties (other than the representations and warranties set forth in Sections 4.12, 5.12 and 6.25, which shall survive the Closing indefinitely), and each of the covenants and agreements that contemplate or require performance prior to the Closing, in each case, set forth in this Agreement or any other Transaction Document, or in any certificate delivered hereunder or thereunder, shall terminate at and as of the Closing. Without limiting the foregoing, the sole and exclusive recourse of Buyer and Merger Sub for any breach of any such representations and warranties shall be against the R&W Policy (if any). The foregoing shall not limit any claim for knowing and intentional common law fraud by a Person in respect of the representations and warranties set forth in Article IV, Article V and Article VI of this Agreement (in each case, subject to the express limitations and qualifications therein) or in any certificate delivered hereunder (but not any claim for fraud based on constructive knowledge, negligent misrepresentation, recklessness or any similar theory). Each covenant and agreement set forth in this Agreement or any other Transaction Document, or in any certificate delivered hereunder or thereunder that contemplates or requires performance at or after the Closing shall expressly survive the Closing in accordance with its terms until fully performed or satisfied or, if no performance is specified, indefinitely (with the parties hereto agreeing to contractually lengthen any applicable statutes of limitation).

14.02            Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally by hand or by overnight courier or other delivery method or when sent by electronic mail transmission (provided that, in the case of electronic mail transmission, either receipt of such electronic mail is acknowledged by the applicable recipient or a confirmatory hardcopy is sent without undue delay by an internationally recognized courier service), in each case, to the following physical or e-mail addresses (or to such other physical and e-mail address as a Party may have specified by notice pursuant to this provision):

(a)          if to Buyer, Merger Sub and/or the Surviving Company (after the Effective Time) to:

the address set forth on Schedule 14.02(a),

with a copy (which notice shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attention:     Scott Petepiece, Doreen Lilienfeld and Andreas Piepers

Email:   spetepiece@shearman.com, dlilienfeld@Shearman.com and andreas.piepers@shearman.com

(b)          if to the Company (prior to the Effective Time) or to the Blocker Seller (individually or in its capacity as the Representative) to:

the address set forth on Schedule 14.02(b),

with a copy (which notice shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Attention:     Sanford E. Perl, P.C., Robert A. Wilson, P.C. and Melanie B. Harmon

Email:     sperl@kirkland.com, robert.wilson@kirkland and melanie.harmon@kirkland.com

(c)          if to the Blocker Seller or the Representative to:

the address set forth on Schedule 14.02(c),

with a copy (which notice shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Attention:    Sanford E. Perl, P.C., Robert A. Wilson, P.C. and Melanie B. Harmon

Email:     sperl@kirkland.com, robert.wilson@kirkland and melanie.harmon@kirkland.com

14.03            Entire Agreement. This Agreement (including the Exhibits and Schedules attached hereto), the Guaranty, the Certificate of Merger, the Escrow Agreement, the Paying Agent Agreement, the Letters of Transmittal, the Rollover Agreements, the Registration Rights Agreement Amendment and the certificates of the Parties delivered pursuant to Section 3.02 (collectively, the “Transaction Documents”) contain the entire understanding of the Parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) between the Parties with respect to such subject matter, other than the Confidentiality Agreement. The Exhibits and Schedules constitute a part hereof as though set forth in full above.

14.04            Expenses. Except as otherwise provided herein, each Party shall pay its own fees and expenses, including its own counsel fees, incurred in connection with this Agreement, except that Buyer will pay all fees and expenses of the Paying Agent and the Escrow Agent and all costs of obtaining the R&W Policy (if any), including all premiums, underwriting fees and related brokers fees.

14.05            Amendment; Waiver. This Agreement may not be modified, amended, supplemented, cancelled or discharged, except by written instrument executed by Buyer and the Representative. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the Parties. No extension of time for performance of any obligations or other acts hereunder or under any other Transaction Document shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

14.06            Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the Parties and their respective successors and assigns. Nothing expressed or implied herein shall be construed to give any other Person any legal or equitable rights hereunder, except that the former and current officers, directors, employees and agents of Blocker, the Company and its Subsidiaries are express third party beneficiaries of Section 8.02. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by any Party without the prior written consent of the other Parties. Buyer and Merger Sub may, without the consent of any other Party, assign their rights hereunder for collateral security purposes to any lender providing financing to Buyer.

14.07            Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic mail transmission of a “.pdf” or other similar data file shall be effective as delivery of a manually executed counterpart to this Agreement.

14.08            Interpretation; Schedules. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to an article, section, paragraph, clause, schedule or exhibit of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Words of one gender shall be held to include the other gender. The word “or” shall not be exclusive. The words “herein,” “hereof,” “hereunder” or “hereby” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section. The headings contained herein and on the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the Schedules. Unless otherwise specified herein, references to any statute, listing rule, rule, standard, regulation or other law include a reference to the corresponding rules and regulations and each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time. References to any section of any statute, listing rule, rule, standard, regulation or other law include any successor to such section. References to any Contract (including this Agreement) or organizational document are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time, unless otherwise stated. References to any Person include such Person’s predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise, and permitted assigns. Any information set forth in one section of the Schedules will be deemed to apply to other sections of the Agreement to the extent its relevance to such other section is reasonably apparent from the face of such disclosure (notwithstanding the omission of a reference or cross-reference thereto). The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules hereto is not intended to imply that such amounts, or higher or lower amounts, or the items so included, or other items not included, are or are not required to be disclosed, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in any dispute or controversy with any Party as to whether any obligation, item or matter not described herein or included in a Schedule is or is not required to be disclosed (including whether such amounts or items are required to be disclosed as material) or that the amounts, or higher or lower amounts, or the items so included, or other items not included, are within or outside the Ordinary Course of Business. No information set forth in the Schedules will be deemed to broaden in any way the scope of the Parties’ representations and warranties. The information contained in the Schedules hereto is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement.

14.09            Governing Law; Interpretation. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction, and without giving effect to any conflict-of-laws or other rule that would result in the application of the laws of a different jurisdiction.

14.10            Forum Selection; Consent to Jurisdiction; Waiver of Jury Trial.

(a)            Any Proceeding against Buyer, Merger Sub, the Company, any of the Unitholders, the Blocker Seller, the Surviving Company or the Representative arising out of, relating to, or with respect to, this Agreement or the Transactions shall be brought exclusively in the state or federal courts located in New Castle County in the State of Delaware (the “Designated Courts”), and the Parties hereto accept the exclusive jurisdiction of the Designated Courts for the purpose of any such Proceeding. Each Party hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any Designated Court and hereby further irrevocably waives any claim that any such Proceeding brought in the Designated Courts has been brought in an inconvenient forum. Each Party agrees that service of any process, summons, notice or document sent in accordance with Section 14.02 shall be effective service of process in any such Proceeding.

(b)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF, OR WITH RESPECT TO, THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 14.10(b). EITHER PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

14.11            Specific Performance. Each of the Parties agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms, that Buyer, the Company and the Blocker Seller and the Designated Unitholders would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching Party may be entitled at Law, a non-breaching Party shall be entitled to injunctive relief without the posting of any bond to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. Each Party further waives any defense that a remedy at Law would be adequate in any action or Proceeding for specific performance or injunctive relief hereunder.

14.12            Arm’s Length Negotiations; Drafting. Each Party expressly represents and warrants to the other Parties that before executing this Agreement, such Party has fully informed itself of the terms, contents, conditions and effects of this Agreement, such Party has relied solely and completely upon its own judgment in executing this Agreement and such Party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement, which is the result of arm’s length negotiations conducted by and among the Parties and their respective counsel. This Agreement shall be deemed drafted jointly by the Parties and nothing shall be construed against one Party or another as the drafting Party.

14.13            Time. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

14.14            Made Available. The phrase “made available to Buyer” or similar phrases as used in this Agreement shall mean that the subject documents were either posted to the virtual data room maintained by the Company or its representatives or delivered to Buyer or its accountants, attorneys or other agents.

14.15            Confidentiality; Publicity; Communications. Each of the Representative (or one of its Affiliates), the Company and Buyer (or one of its Affiliates) may issue a press release promptly following the execution of this Agreement, which press releases shall each be mutually agreed in form and substance. Except as set forth in the preceding sentence and except for any subsequent press release issued by the Representative (or one of its Affiliates), or the Company or Buyer (or one of its Affiliates) that is consistent in all material respects with, and contains no additional confidential information regarding the transactions as compared to, such mutually agreed press releases, no press release or public announcement related to this Agreement or the Transactions or, prior to the Closing, any other announcement or communication to any current or former employees, contractors, customers, suppliers or other business relations of the Company or its Subsidiaries (other than by the Company or its Subsidiaries or any of their respective officers, employees and agents in the Ordinary Course of Business) shall be issued or made without the joint approval of Buyer and the Representative (as to each of Buyer and the Representative, not to be unreasonably withheld, conditioned or delayed), unless required (in the reasonable opinion of counsel) by Law or the rules or regulations of a stock exchange, in which case Buyer and the Representative shall, to the extent practicable, have the right to review and comment on such press release or announcement prior to publication, release or dissemination. Notwithstanding the foregoing, (a) the Blocker Seller and its Affiliates shall be entitled to communicate with their respective investors relating to this Agreement and the Transactions (subject to customary confidentiality obligations) and (b) TELUS International (Cda) Inc. may discuss the Transactions on an earnings call to the extent such discussions are within the scope of what is customarily discussed by a publicly traded company and do not include any confidential information regarding the Transaction, the Unitholders or their Affiliates, the negotiation of this Agreement or, with respect to information regarding time periods prior to the Closing, the Company and its Subsidiaries. For the avoidance of doubt, TELUS International (Cda) Inc. may also file a copy of this Agreement with the SEC or the Canadian System for Electronic Document Analysis and Retrieval (SEDAR). The Company shall not, without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), distribute any communications to any Company Employee or any other Person who is not a Party that relate to post-Closing compensation, benefits or terms of employment.

14.16            Designation of the Representative.

(a)            Designation. The Blocker Seller is hereby designated to serve as the representative of the Designated Unitholders and the Blocker Seller (in its capacity as such, the “Representative”) with respect to the matters expressly set forth in this Agreement and the other Transaction Documents to be performed by the Representative.

(b)            Authority. By executing a Letter of Transmittal (or, in the case of the Blocker Seller, this Agreement), each Designated Unitholder and the Blocker Seller hereby irrevocably appoints the Representative as such Person’s agent, proxy and attorney-in-fact for all purposes of this Agreement, the Escrow Agreement, the Paying Agent Agreement and any other agreement entered into in connection herewith (including the full power and authority on such Person’s behalf) (i) to consummate the Transactions, (ii) to pay expenses incurred by such Person or the Representative in connection with the Transactions, including the negotiation and performance of the Transaction Documents (whether incurred on or after the date hereof), (iii) to calculate any amounts payable to such Person pursuant to any Transaction Document, (iv) to execute such further agreements or instruments of assignment as Buyer shall reasonably request or which the Representative shall consider necessary or proper to effectuate the Transactions, all of which shall have the effect of binding such Person as if such Person had personally executed such agreement or instrument, (v) to resolve any adjustments or issues relating to any component of the Closing Payment, (vi) to receive notices and other deliverables hereunder on behalf of such Person, (vii) to execute and deliver on behalf of such Person any amendment or waiver to any Transaction Document, (viii) to take all other actions to be taken by or on behalf of such Person in connection with the Transactions, (ix) to dispute, compromise, settle and pay any claims made in connection with this Agreement or the Transactions and (x) to do each and every act and exercise any and all rights which such Person is permitted or required to do or exercise under the Transaction Documents. Such agency, proxy and attorney-in-fact and all authority granted hereunder are coupled with an interest, are therefore irrevocable without the consent of the Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of such Person. If, after the execution of this Agreement, any Designated Unitholder or the Blocker Seller dies, dissolves or liquidates or becomes incapacitated or incompetent, then the Representative is nevertheless authorized, empowered and directed to act in accordance with this Agreement as if that death, dissolution, liquidation, incapacity or incompetency had not occurred and regardless of notice thereof. All decisions and actions by the Representative shall be binding upon all of the Designated Unitholders and the Blocker Seller, and none of the Blocker Seller or any Designated Unitholder shall have the right to object, dissent, protest or otherwise contest the same.

(c)            Representative Holdback. The Representative Holdback shall be withheld and paid directly to an account maintained by the Representative as a fund for the fees and expenses of the Representative incurred in its capacity as such, with any balance of the Representative Holdback not utilized for such purposes to be returned to the Blocker Seller, the Optionholders and the Designated Unitholders in accordance with the Distribution Principles. In the event that the Representative Holdback is insufficient to satisfy the fees and expenses of the Representative incurred in its capacity as such, the Representative shall be entitled to recover any such expenses from any portion of the Adjustment Escrow Fund to be distributed to the Blocker Seller, the Optionholders and the Designated Unitholders. The Representative shall also be entitled to recover any remaining expenses directly from the Blocker Seller and the Designated Unitholders, and the Representative shall not have any obligation to personally advance funds in connection with the performance of any duties under this Agreement.

(d)            Authority; Indemnification. Buyer shall be entitled to rely on any action taken by the Representative, pursuant to Section 14.16(b) (each, an “Authorized Action”), and each Authorized Action shall be binding on the Blocker Seller and each Designated Unitholder as fully as if such Person had taken such Authorized Action. Buyer agrees that the Representative, as the Representative, shall have no liability to Buyer for any Authorized Action, except to the extent that such Authorized Action is found by a final order of a court of competent jurisdiction to have constituted actual fraud or willful misconduct. The Blocker Seller and each Designated Unitholder severally in accordance to its Unitholder Percentage, and not jointly or jointly and severally, will indemnify, reimburse and hold harmless the Representative against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the Representative in connection with any Proceeding to which the Representative is made a party by reason of the fact that the Representative is or was acting as the Representative pursuant to the terms of this Agreement.

(e)            Duties of the Representative. The Representative shall have only the duties expressly stated in the Transaction Documents, and shall have no other duty, express or implied. The Representative is not, by virtue of serving as Representative, a fiduciary of the Blocker Seller, any Designated Unitholder or any other Person. The Representative, in its capacity as such, has no personal responsibility or liability for any representation, warranty or covenant of the Company or any other Person. The Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement.

(f)            Exculpation. The Representative shall not be liable to the Blocker Seller or any Designated Unitholder for any action taken or omitted by it or any agent employed by it under any Transaction Document, except to the extent that such action or omission is found by a final order of a court of competent jurisdiction to have constituted actual fraud. The Representative shall not be liable to the Blocker Seller or any Designated Unitholder for any apportionment or distribution of the Transaction Consideration except to the extent that such apportionment or distribution is found by a final order of a court of competent jurisdiction to have constituted actual fraud. Neither the Representative nor any agent employed by it shall incur any liability to the Blocker Seller or any Designated Unitholder relating to the performance of its other duties hereunder, except to the extent that the Representative is found by a final order of a court of competent jurisdiction to have committed actual fraud in connection therewith.

14.17            Company Representation. Buyer, for itself and on behalf of its Subsidiaries (including Merger Sub) and their respective directors, managers, equityholders, members, partners, officers, employees and Affiliates, and the Company, for itself and on behalf of its Subsidiaries and their respective directors, managers, equityholders, members, partners, officers, employees and Affiliates, hereby agree that, in the event that a dispute arises after the Closing between Buyer, the Surviving Company, its Subsidiaries or any of their Affiliates, on the one hand, and the Representative, the Blocker Seller, any Designated Unitholder or any of their Affiliates, on the other hand, Kirkland & Ellis LLP may represent the Representative, the Blocker Seller, such Designated Unitholder or such Affiliate in such dispute, even though the interests of the Representative, the Blocker Seller, such Designated Unitholder or such Affiliate may be directly adverse to Buyer, the Surviving Company, its Subsidiaries and/or their Affiliates and even though Kirkland & Ellis LLP may have represented the Company and/or its Subsidiaries in a matter substantially related to such dispute. Buyer, for itself and on behalf of its Subsidiaries (including Merger Sub), and the Company, for itself and on behalf of its Subsidiaries, further agree that, as to all communications among Kirkland & Ellis LLP, the Representative, the Company, its Subsidiaries and any of their respective Affiliates that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence belongs to the Representative and shall not pass to or be claimed by Buyer, the Surviving Company or any of their Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Surviving Company or any of their Subsidiaries and a third party (other than a party to any Transaction Document or any Affiliate of any such party) after the Closing, the Surviving Company and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Kirkland & Ellis LLP to such third party; provided, however, that neither the Surviving Company nor its Subsidiaries may waive such privilege without the prior written consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed). In addition, all of the client files and records in the possession of Kirkland & Ellis LLP related to the Transactions will be property of (and be controlled by) the Representative and neither Buyer nor the Company nor any of its Subsidiaries shall be entitled to retain copies of, or have access to, any such records.

14.18            Acknowledgements. Buyer, on its own behalf and on behalf of its Affiliates, acknowledges and agrees that: (a) the representations and warranties of the Company expressly set forth in Article VI and the representations and warranties of the Blocker Seller expressly set forth in Article V constitute the sole and exclusive representations and warranties made to Buyer and its Affiliates or any other Person with respect to the Company and its Subsidiaries, the Unitholders, the Blocker Seller, Blocker and their respective Affiliates in connection with the Transactions; (b) except for the representations and warranties of the Company expressly set forth in Article VI and the representations and warranties of the Blocker Seller expressly set forth in Article V, none of the Company or its Subsidiaries, the Unitholders, the Blocker Seller, Blocker, any their respective Affiliates, nor any other Person makes, or has made, any other express or implied representation or warranty with respect to the Company and its Subsidiaries, the Unitholders, the Blocker Seller, Blocker and their respective Affiliates in connection with the Transactions and that any other representations and warranties of any kind or nature, express or implied, are specifically disclaimed by the Company and its Subsidiaries, the Unitholders, Blocker, the Blocker Seller and their respective Affiliates and shall not form the basis of any claim against Company and its Subsidiaries, the Unitholders, Blocker, the Blocker Seller, any of their respective Affiliates or any other Person; and (c) in connection with the Transactions, Buyer and its Affiliates are relying solely upon the representations and warranties of the Company expressly set forth in Article VI and the representations and warranties of the Blocker Seller expressly set forth in Article V and are not relying, and have not relied, upon any information (including the completeness or accuracy thereof) other than the representations and warranties of the Company expressly set forth in Article VI and the representations and warranties of the Blocker Seller expressly set forth in Article V, including any information relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of the Company and its Subsidiaries, including with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, or future results of operations, or any other information, document or material provided to or made available to the Buyer, its Affiliates or representatives or Buyer’s lenders or other financing sources or their respective Affiliates or representatives, in each case, whether in certain “data rooms,” information memorandum, management presentations or in any other form, including meetings, calls or correspondence with management of the Company and its Subsidiaries or Blocker or their respective Affiliates or representatives and whether delivered to or made available prior to or after the date hereof. In furtherance of the foregoing, Buyer, on its own behalf and on behalf of its Affiliates, acknowledges that Buyer and its Affiliates have conducted, to their satisfaction, an independent investigation of the financial condition and position, results of operations, assets, liabilities, properties and projected operations of Blocker and the Company and its Subsidiaries prior to making their determination to proceed with the Transactions and have completed such investigations of Blocker and the Company and its Subsidiaries as they deem necessary and appropriate, and have received all of the information that they have requested from the Company and its Subsidiaries and Blocker in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transactions. In connection with Buyer’s and its Affiliates’ investigation of Blocker and the Company and its Subsidiaries, Buyer and its Affiliates have received certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries, and certain business plan information. Buyer, on its own behalf and on behalf of its Affiliates, acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer and its Affiliates are familiar with such uncertainties and that Buyer and its Affiliates are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.

14.19            Non-Recourse Parties. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the other Transaction Documents, or the negotiation, execution or performance of this Agreement or the other Transaction Documents (including any representation or warranty made in or in connection with this Agreement or the other Transaction Documents or as an inducement to enter into this Agreement or the other Transaction Documents), may be made only against the entities that are expressly identified as parties hereto and thereto, as applicable. No Person who is not a named party to this Agreement or the other Transaction Documents, including any past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement or the other Transaction Documents (“Non-Party Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose Liability of an entity party against its owners or affiliates) for any obligations or Liabilities arising under, in connection with or related to this Agreement or such other Transaction Document (as the case may be) or for any claim based on, in respect of, or by reason of this Agreement or such other Transaction Document (as the case may be) or the negotiation or execution hereof or thereof; and each party hereto waives and releases all such Liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third party beneficiaries of this Section 14.19.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

BUYER:

TELUS INTERNATIONAL HOLDING (U.S.A.) CORP.

By:	/s/ Michael Ringman
Name:	Michael Ringman
Title:	Chief Information Officer

Signature Page to Stock Purchase Agreement and Agreement and Plan of Merger

MERGER SUB:

SEQUOIA MERGER SUBSIDIARY LLC

By:	/s/ Jeffrey Puritt
Name:	Jeffrey Puritt
Title:	President and Manager

Signature Page to Stock Purchase Agreement and Agreement and Plan of Merger

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

COMPANY:

WLTR HOLDINGS, LLC

By:	/s/ Aaron Keller
Name:	Aaron Keller
Title:	Vice President and Secretary

BLOCKER SELLER:

INSIGNIA WT HOLDINGS, LLC

By:	/s/ Aaron Keller
Name:	Aaron Keller
Title:	Vice President and Secretary

REPRESENTATIVE:

INSIGNIA WT HOLDINGS, LLC

By:	/s/ Aaron Keller
Name:	Aaron Keller
Title:	Vice President and Secretary

Signature Page to Stock Purchase Agreement and Agreement and Plan of Merger

Exhibit A

Unitholder Consent

See attached.

WRITTEN CONSENT

OF THE

UNITHOLDERS

OF

WLTR HOLDINGS, LLC

October 26, 2022

The undersigned, being Unitholders (as defined in the Amended and Restated Limited Liability Company Agreement of the Company, dated as of October 9, 2018 (as amended, the “LLC Agreement”)) holding at least a majority of the Common Units (as defined in the LLC Agreement) of WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), including the Insignia Members (as defined in the LLC Agreement), in lieu of holding a special meeting of the Unitholders, hereby take the following actions and adopt the following resolutions by written consent, pursuant to Section 8.4(a) of the LLC Agreement and Section 18-302(d) of the Delaware Limited Liability Company Act (the “DLLCA”):

I.	STOCK PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER

WHEREAS, the undersigned Unitholders have been presented with the Stock Purchase Agreement and Agreement and Plan of Merger, by and among TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), [Sequoia Merger Subsidiary LLC], a Delaware limited liability company and wholly owned subsidiary of Buyer (“Merger Sub”), the Company and the other parties thereto (together with any exhibits and schedules thereto, the “Purchase Agreement”), pursuant to which it is proposed that Merger Sub be merged with and into the Company, with the Company continuing as the surviving company (the “Merger” and such surviving company, the “Surviving Company”);

WHEREAS, the Merger, together with the other transactions contemplated by the Purchase Agreement, will constitute a Sale of the Company (as defined in the LLC Agreement);

WHEREAS, certain Unitholders are entering into, or will enter into, rollover agreements pursuant to which they will retain a portion of their equity interests in the Company, which will be converted into new equity interests in the Surviving Company;

WHEREAS, the Board of Managers of the Company (the “Board”) previously recommended that the Unitholders approve and adopt the Purchase Agreement and the transactions contemplated thereby, including the Merger;

WHEREAS, the undersigned Unitholders desire to approve the Merger and the other transactions contemplated by the Purchase Agreement (collectively, the “Transactions”);

NOW, THEREFORE, BE IT RESOLVED, that the Transactions are approved and that the form, terms and provisions of the Purchase Agreement (including all exhibits thereto) and all Transaction Documents (as defined therein) to which the Company is a party or signatory, substantially in the forms reviewed by the undersigned, the Company’s performance of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Merger and the filing of the Certificate of Merger referenced in the Purchase Agreement with the Secretary of State of the State of Delaware in accordance with the Purchase Agreement, be, and they hereby are, in all respects, approved and adopted;

FURTHER RESOLVED, that upon execution of this consent by the Insignia Members, the Transactions will constitute an Approved Sale (as defined in the LLC Agreement) and the Unitholders will be subject to the obligations and restrictions set forth in Section 8.4(a) of the LLC Agreement, including, but not limited to, the waiver of any rights to the appraisal of the fair value of their Units, the waiver of any and all rights to dissent from the Transaction that such Unitholders may have pursuant to the DLLCA in respect of all of their Units, and the requirement of the Unitholders to take all necessary actions in connection with the consummation of the Approved Sale; and

FURTHER RESOLVED, that, without limiting the foregoing, the Representative (as defined in the Purchase Agreement), be, and hereby is, authorized and empowered, in the name and on behalf of the Unitholders, to act as the representative of the Unitholders in accordance with Section 14.16 of the Purchase Agreement and to execute and deliver any and all certificates, agreements, instruments, documents or undertakings of any kind and nature whatsoever to evidence the obligations required by the Purchase Agreement and these resolutions, or to establish, facilitate or comply with the terms and conditions of the Purchase Agreement and these resolutions, such certificates, agreements, instruments, documents or undertakings to be in such form or forms as the Representative shall approve, with the Representative’s execution of such certificates, agreements, instruments, documents or undertakings in each case to be conclusive evidence that the same has been authorized by the Unitholders, and to do and perform or cause to be done and performed all acts, deeds and things, in the name and on behalf of the Unitholders or otherwise, as the Representative may deem necessary, advisable or desirable for the foregoing purposes.

II.	GENERAL

RESOLVED, that each undersigned Unitholder be, and hereby is, authorized and directed to take, or cause to be taken, all such actions and to execute and deliver or cause to be executed and delivered all such further agreements, certificates, instruments and other documents, agreements, certificates or instruments contemplated by the Purchase Agreement, as may be deemed necessary or advisable in order to effectuate the transactions contemplated by the agreements approved herein, and to take such further steps and do any and all such further acts or things as shall be necessary or desirable to carry out the transactions contemplated by the foregoing resolutions (including, without limitation, the filing of a Certificate of Merger with the Secretary of State of the State of Delaware); and

FURTHER RESOLVED, that any actions previously taken by any director, manager, officer, employee or agent of the Company in connection with the transactions contemplated by these resolutions be, and each of them hereby is, adopted, ratified, confirmed and approved in all respects as acts and deeds by and in the name of the Company.

The actions taken by this consent shall have the same force and effect as if taken at a special meeting of the undersigned Unitholders duly called and constituted pursuant to the LLC Agreement and the laws of the State of Delaware.

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This Written Consent may be executed in multiple counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf)), any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.

* * * * *

3

IN WITNESS WHEREOF, the undersigned have executed this Written Consent as of the date first written above.

UNITHOLDERS:

INSIGNIA WT BLOCKER CORP.

By:	/s/ Aaron Keller
Aaron Keller
Its:	Vice President and Secretary

WT Management Holdings, LLC

By: Insignia WT Blocker Corp.
Its: Manager

By:	/s/ Aaron Keller
Name:	Aaron Keller
Its:	Vice President and Secretary

Signature Page to WLTR Holdings, LLC Consent

IN WITNESS WHEREOF, the undersigned have executed this Written Consent as of the date first written above.

UNITHOLDERS:

INSIGNIA WT BLOCKER CORP.

By:
Name:	Aaron Keller
Its:	Vice President and Secretary

WT MANAGEMENT HOLDINGS, LLC

By: Insignia WT Blocker Corp.
Its: Manager

By:
Name:	Aaron Keller
Its:	Vice President and Secretary

NEW WT PARENT, INC.

By:	/s/ Tobias Dengel
Name:	Tobias Dengel
Its:	President

TIDY MAN, LLC

By:	/s/ Matt Dopkiss
Name:	Matt Dopkiss
Its:	Member

WOLF & SHIELD LLC

By:	/s/ Michael Colombo
Name:	Michael Colombo
Its:	CEO

/s/ Johan Aurik
Name:	Johan Aurik

/s/ Cristiano Franco
Name:	Cristiano Franco

/s/ Lando Kravetz
Name:	Lando Kravetz

Signature Page to WLTR Holdings, LLC Consent

/s/ Atri Michael Signer
Name:	Atri Michael Signer

/s/ Marcus East
Name:	Marcus East

/s/ Abby Cook
Name:	Abby Cook

/s/ Blake Sirach
Name:	Blake Sirach

/s/ Christy Phillips
Name:	Christy Phillips

/s/ Mike Moore
Name:	Mike Moore

/s/ Tobias A. Dengel
Name:	Tobias A. Dengel Trust

/s/ Will Mayo
Name:	Will Mayo

/s/ Jamie Timm
Name:	Jamie Timm

Signature Page to WLTR Holdings, LLC Consent

Exhibit B

Guaranty

See attached.

Execution Version

BUYER PARENT GUARANTEE

This BUYER PARENT GUARANTEE, dated as of October 26, 2022 (this “Guarantee”), is made and entered into by TELUS International (Cda) Inc., a British Columbia company (the “Guarantor”), in favor of WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), and Insignia WT Holdings, LLC, a Delaware limited liability company (the “Blocker Seller”). Capitalized terms used but not defined in this Guarantee shall have the meanings ascribed to such terms in the Acquisition Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Guarantee, TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), Sequoia Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub”), the Company and the Blocker Seller have entered into that certain Stock Purchase Agreement and Agreement and Plan of Merger (the “Acquisition Agreement”);

WHEREAS, Buyer is a wholly-owned subsidiary of the Guarantor;

WHEREAS, Insignia WT Blocker Corp., a Delaware corporation (“Blocker”), is a member of, and holder of equity interests in, the Company;

WHEREAS, the Acquisition Agreement contemplates, inter alia, that, at the closing of the Acquisition Agreement, (i) Buyer will purchase and acquire from the Blocker Seller, and the Blocker Seller will sell, transfer and assign to Buyer, all of the shares of capital stock of Blocker and (ii) Merger Sub will be merged with and into the Company (with the Company being the surviving company) and, as a result of such merger, all equity interests in the Company (other than (A) the equity interests held by Blocker and (B) certain other equity interests that are cancelled and converted into equity interests of the surviving company) will be cancelled and converted into the right to receive a cash and stock consideration from Buyer; and

WHEREAS, the Guarantor will obtain benefits as a result of the execution and performance of the Acquisition Agreement by the Company and the Blocker Seller, and, as an inducement for the Company and the Blocker Seller to enter into and effect the transactions contemplated by the Acquisition Agreement, the Guarantor has agreed to enter into this Guarantee.

NOW, THEREFORE, in consideration of the premises and in consideration of the Company and the Blocker Seller entering into the Agreement and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), and intending to be legally bound hereby, the Guarantor hereby agrees as follows:

(1)          The Guarantor hereby absolutely, fully, unconditionally and irrevocably guarantees to the Company and the Blocker Seller the due and punctual payment of all obligations and liabilities payable by Buyer under the Acquisition Agreement (including, without limitation, the Estimated Closing Payment, the Aggregate Option Closing Consideration, the Adjustment Escrow Amount, the Representative Holdback, the Blocker Closing Payment, any Closing Underpayment Amount, any outstanding balance of any Funded Debt listed on Schedule 3.2(d) of the Acquisition Agreement and all Transaction Expenses) if, as and when such obligation or liability becomes payable under the terms of the Acquisition Agreement and to pay damages in the event of any breach by Buyer of the Acquisition Agreement or breach by the Guarantor of this Guarantee (collectively, the “Guaranteed Obligations”).

 1

(2)          If Buyer does not pay when due any Guaranteed Obligation, the Guarantor shall immediately, on demand by the Company or the Blocker Seller, as applicable, pay the appropriate amount in the manner prescribed in the Acquisition Agreement as if the Guarantor was Buyer.

(3)          This Guarantee is an absolute, unconditional and continuing guarantee of the full and punctual performance by Buyer of the Guaranteed Obligations, notwithstanding any amendment, modification or supplementation of the Acquisition Agreement or any other circumstances that might constitute a defense available to the Guarantor (other than defenses to the payment or performance of the Guaranteed Obligations that are available to Buyer under the Acquisition Agreement). No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing. No extension of time for performance of any obligations or other acts hereunder shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

(4)          The Guarantor hereby represents and warrants to the Company and the Blocker Seller as follows: (i) the Guarantor is a company validly organized and existing under the Laws of the Province of British Columbia; (ii) the Guarantor has all requisite power, authority and legal capacity to execute and deliver this Guarantee and perform its obligations hereunder; (iii) the execution and delivery of this Guarantee has been duly authorized by all required action by the Guarantor and is the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as the same may be limited by the Bankruptcy and Equity Exceptions; (iv) neither the Guarantor’s execution and delivery of this Guarantee nor the performance by the Guarantor of its obligations hereunder will violate or conflict with (a) the organizational documents of the the Guarantor, (b) violate any Law applicable to, binding upon or enforceable against the Guarantor, (c) result in any material breach of, or constitute a material default (or an event which would, with the passage of time or the giving of notice or both, constitute a material default) under, or give rise to a right of payment under or the right to terminate any Contract to which the Guarantor is a party or or bound, (d) result in the creation or imposition of any Lien upon any of the material property or material assets of the Guarantor or (e) require the consent or approval of any Governmental Authority or any other Person; (v) the Guarantor has, and at all times from the date hereof through (and at) the Closing and for so long as its obligations under this Guarantee remain in effect, will have, readily available funds sufficient for the Guarantor to fulfill its obligations hereunder; and (vi) immediately after giving effect to payment of the full amount of obligations that may be payable hereunder, the Guarantor will (a) be able to pay its debts as they become due, (b) own property which has a fair saleable value greater than the amounts required to pay its respective debts as and when they become due (including a reasonable estimate of the amount of all contingent liabilities), and (c) have adequate capital to carry on its business; (viii) no transfer of property is being made and no obligation is being incurred in connection with its obligations hereunder with the intent to hinder, delay or defraud either present or future creditors of the Guarantor; (ix) there are no Proceedings pending or, to the Guarantor’s knowledge, threatened in writing against Guarantor, at law or in equity, before or by any Governmental Authority which would reasonably be expected to affect the legality, validity or enforceability of this Guarantee or the fulfillment of the Guarantor’s obligations hereunder; (x) the Guarantor has, and at the Closing, will have, available for issuance pursuant to the terms of the Acquisition Agreement, a number of TI Shares sufficient to issue the Closing Consideration Shares; and (xi) the Closing Consideration Shares have been duly authorized and, when issued and delivered in accordance with the terms of the Acquisition Agreement, will have been validly issued, fully paid, nonassessable and free of preemptive rights. The Guarantor expressly acknowledges and agrees that the Guarantor’s obligations hereunder is not subject to any condition or contingency with respect to any financing or funding by any third party.

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(5)          The Guarantor hereby acknowledges that the Company and the Blocker Seller have entered into the Acquisition Agreement in reliance on the Guarantor’s execution and delivery of this Guarantee.

(6)          This Guarantee, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Guarantee, or the negotiation, execution or performance of this Guarantee (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Guarantee), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction, and without giving effect to any conflict-of-laws or other rule that would result in the application of the laws of a different jurisdiction.

(7)          Any Proceeding arising out of, relating to, or with respect to, this Guarantee shall be brought exclusively in the state or federal courts located in New Castle County in the State of Delaware (the “Designated Courts”), and the Guarantor accepts the exclusive jurisdiction of the Designated Courts for the purpose of any such Proceeding. The Guarantor hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any Designated Court and hereby further irrevocably waives any claim that any such Proceeding brought in the Designated Courts has been brought in an inconvenient forum. The Guarantor agrees that service of any process, summons, notice or document sent in accordance with Section 14.02 of the Acquisition Agreement shall be effective service of process in any such Proceeding.

(8)          THE GUARANTOR ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF, OR WITH RESPECT TO, THIS GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE THE GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT THE GUARANTOR MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS GUARANTEE. THE GUARANTOR CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE GUARANTOR WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) THE GUARANTOR UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) THE GUARANTOR MAKES THIS WAIVER VOLUNTARILY AND (IV) THE COMPANY AND BLOCKER SELLER HAVE BEEN INDUCED TO ENTER INTO THE ACQUISITION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION (8). THE COMPANY AND BLOCKER SELLER MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS GUARANTEE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE GUARANTOR TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

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(9)          The Guarantor agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms, that the Company and the Blocker Seller would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which the Company and/or the Blocker Seller may be entitled at Law, the Company and Blocker Seller shall be entitled to injunctive relief without the posting of any bond to prevent breaches of this Guarantee and to specifically enforce the terms and provisions hereof. The Guarantor further waives any defense that a remedy at Law would be adequate in any action or Proceeding for specific performance or injunctive relief hereunder.

(10)        The rights and obligations of this Guarantee may not be assigned by the Guarantor without the prior written consent of the Company and Blocker Seller.

(11)        This Guarantee may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Guarantee by electronic mail transmission of a “.pdf” or other similar data file shall be effective as delivery of a manually executed counterpart to this Guarantee.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be executed by its officer thereunto duly authorized, as of the date of the Agreement.

TELUS INTERNATIONAL (CDA) INC.

By:	/s/ Jeffrey Puritt
	Name:	Jeffrey Puritt
	Title:	President and CEO, TELUS International

[Signature Page to Buyer Parent Guarantee]

IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be executed by its officer thereunto duly authorized, as of the date of the Agreement.

Acknowledged and agreed:

WLTR HOLDINGS, LLC

By:	/s/ Aaron Keller
Name:	Aaron Keller
Title:	Vice President and Secretary

INSIGNIA WT HOLDINGS, LLC

By:	/s/ Aaron Keller
Name:	Aaron Keller
Title:	Vice President and Secretary

Signature Page to Buyer Parent Guarantee

Exhibit C

Limited Liability Company Agreement of the Surviving Company

See attached.

[*] = Certain information contained in this document, marked by brackets, has been omitted because it is both not material and is the type of information that we treat as private or confidential.

THE LIMITED LIABILITY COMPANY INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE FEDERAL, STATE OR FOREIGN SECURITIES LAWS. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF THE INTERESTS IS RESTRICTED AS PROVIDED IN THIS AGREEMENT.

SECOND AMENDED & RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WLTR HOLDINGS, LLC

DATED AS OF [●]

i

TABLE OF CONTENTS

Page

Article I
Definitions

Section 1.1	Defined Terms	2

Section 1.2	Interpretation and Rules of Construction	15

Article II
The Company

Section 2.1	Formation and Continuation	16

Section 2.2	Name	16

Section 2.3	Registered Office; Registered Agent	16

Section 2.4	Principal Place of Business	17

Section 2.5	Purpose; Powers	17

Section 2.6	Term	17

Article III
Ownership and Capital Contributions; Capital Accounts

Section 3.1	Limited Liability Company Interests	17

Section 3.2	Capital Contributions; Unit Ownership	18

Section 3.3	Capital Accounts	18

Section 3.4	Other Matters	19

Section 3.5	Redemption of Class A Units	20

Article IV
Allocations of Profits and Losses

Section 4.1	Profits and Losses	29

Section 4.2	Special Allocations	29

Section 4.3	Allocations for Tax Purposes in General	31

Section 4.4	Other Allocation Rules	32

Article V
Distributions

Section 5.1	Distributions	33

Article VI
Management

Section 6.1	Board	35

Section 6.2	Meetings	36

Section 6.3	Quorum; Manner of Acting	36

Section 6.4	Action by Written Consent	37

Section 6.5	Officers	37

Section 6.6	Certain Approval Rights; Certain Operations of the Group Companies	37

Section 6.7	Indemnification	38

Section 6.8	Certain Costs and Expenses	39

Article VII
Accounting, Fiscal and Certain Tax Matters

Section 7.1	Fiscal Year	39

Section 7.2	Books of Account and Other Information	39

Section 7.3	Auditors	40

Section 7.4	Certain Tax Matters	40

Section 7.5	Partnership Audit Rules	41

Article VIII
Transfers of Interests

Section 8.1	Restrictions on Transfer	42

Section 8.2	Notice of Transfer	44

Section 8.3	Transferee Members	44

Section 8.4	Legend	45

Article IX
Dissolution, Liquidation and Termination

Section 9.1	No Dissolution	46

Section 9.2	Events Causing Dissolution	46

Section 9.3	Bankruptcy of a Member	46

Section 9.4	Effectiveness of Dissolution	46

Section 9.5	Liquidation	46

Section 9.6	Cancellation of Certificate	47

Section 9.7	Survival of Rights, Duties and Obligations	47

Section 9.8	Recourse for Claims	47

Article X
Miscellaneous

Section 10.1	Amendments; Waivers	48

Section 10.2	Further Assurances	49

Section 10.3	Successors and Assigns	49

Section 10.4	Certain Representations by Members	49

Section 10.5	Entire Agreement	49

Section 10.6	Rights of Members Independent	49

Section 10.7	Expenses	50

Section 10.8	Headings	50

Section 10.9	No Third-Party Beneficiaries	50

Section 10.10	Notices	50

Section 10.11	Severability	51

Section 10.12	Governing Law	51

Section 10.13	Arbitration	51

Section 10.14	Counterparts	51

Section 10.15	Parent Guaranty	51

Section 10.16	Management Incentive Plan	51

SCHEDULES

Schedule I	Members

EXHIBITS

Exhibit A	Form of Joinder

Exhibit B	Accredited Investor Questionnaire

Exhibit C	Class A Representative Member Approval Rights

Exhibit D	Certain Operating Covenants

Exhibit E	Parent Guaranty

v

INDEX OF DEFINED TERMS

Accounting Practices	2	Damages	38
Acquisition Agreement	1	Default Rate	6
Act	1	Depreciation	6
Additional Class A Expense Fund Amount	28	Designated Individual	41
Adjusted Capital Account	2	DGCL	6
Adjusted Capital Account Deficit	2	Director	35
Affiliate	3	Disputed Items	23
Affiliated Revenue	14	Distributable Cash	6
Agreement	1	Distribution	6
Approval Period	3	Distribution Tax Rate	7
Billable Employee	3	Effective Date	1
Billable IC	3	Entity	7
Blocker Seller	1	Equity Interests	7
Board	35	Equity Rollover Participants	1
Business Day	3	ERISA	7
CAGR	5	EV Multiple	7
CAGR Multiple	3	Exercise Period	7
Canadian Tax Purposes	40	Fair Market Value	7
Capital Account	4	Family Member	7
Capital Contribution	4	FATCA	35
Cash Redemption Payment	25	First Redemption Year	20
Certificate of Formation	1	Fiscal Year	39
Class A Directors	35	GAAP	8
Class A Expense Default Amount	28	Governmental Authority	8
Class A Expense Fund	28	Gross Asset Value	8
Class A Expense Fund Notice	28	Gross Profit	9
Class A Expenses	28	Group Companies	9
Class A Offset Amount	28	Hourly Base Rate	9
Class A Representative Member	2	Internal Reorganization	9
Class A Unitholder	4	IRS	9
Class A Units	17	Joinder	9
Class B Units	17	Law	9
Closing Per Unit Value	4	Legal Proceeding	9
Code	4	Liability	9
COGS	4	Liquidator	46
Company	1	Loss Client	10
Company Minimum Gain	4	Losses	11
Compounded Annual PBT Growth Rate	5	Management Incentive Plan	51
Cost of Goods Sold	4	Maximum Non-Cash Redemption Payment	25
Covered Audit Adjustment	5	Member	10
Covered Person	38	Member Minimum Gain	10
Cumulative GM Multiple	5	Member Nonrecourse Debt	10
Cumulative Gross Margin	6	Member Nonrecourse Deductions	10

Merger	1	Redemption Per Unit Value	12
Merger Sub	1	Redemption Years	12
Neutral Accounting Firm	10	Registration Rights Agreement	13
Non-Billable Delivery Employee	10	Regulatory Allocations	31
Non-Cash Redemption Payment	25	Representative Losses	27
Nonrecourse Deductions	10	Review Period	22
Nonrecourse Liability	10	Reviewed Year	42
Non-Redemption Year Package	23	Rollover Agreement	2
Notice of Disagreement	23	Rollover Participants	13
Officer	37	Second Redemption Year	20
Option Rollover Participant	44	Securities Act	13
Original LLC Agreement	1	Share Issuance Conditions	26
Other Parent Group Entities	10	Share Settled Portion	22
Parent	10	Subsidiary	13
Parent Group	10	Tax Distribution	33
Parent Share Settlement VWAP	10	Tax Year	13
Parent Shares	10	Third Redemption Year	20
Partnership Audit Payments	42	TI Members	13
Partnership Tax Audit Rules	11	Transaction Documents	13
Person	11	Transfer	13
Plan Asset Regulations	11	Treasury Regulations	14
Principal Member	1	Uniform Commercial Code	14
Pro Rata Basis	11	Units	14
Pro Rata Share	11	Unredeemed Class A Units	21
Proceeds From Sale or Liquidation	11	Unresolved Objections	24
Profits	11	WillowTree Financial Information Package	22
Redeemable Class A Units	12	WillowTree Revenue	14
Redemption Closing Date	25	WillowTree Revenue Group	15
Redemption Closing Statement	25	WillowTree Service Provider	15
Redemption Election Notice	20	WillowTree Services	15
Redemption Exchange Value	12	Withheld Taxes	34
Redemption Exercise	20	WT Member	1
Redemption Exercise Enterprise Value	12

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WLTR HOLDINGS, LLC

This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of WLTR HOLDINGS, LLC, a Delaware limited liability company (the “Company”), is made as of [date of consummation of merger] (the “Effective Date”), by and among TELUS International Holding (U.S.A.) Corp., a Delaware corporation (the “Principal Member”), WT Blocker Corp., a Delaware corporation (the “WT Member”), and the other members set forth on Schedule I hereto (such other members, the “Equity Rollover Participants”).

RECITALS

WHEREAS, the Company was formed on September 21, 2018, through the filing of a certificate of formation (the “Certificate of Formation”) with the Secretary of State of the State of Delaware pursuant to and in accordance with the Delaware Limited Liability Company Act (as amended from time to time, the “Act”);

WHEREAS, the initial agreement of the members of the Company as to the affairs of the Company and the conduct of its business was entered into on September 21, 2018 (as subsequently amended prior to the Effective Date, the “Prior LLC Agreement”);

WHEREAS, on October 26, 2022, the Company entered into that certain Stock Purchase Agreement and Agreement and Plan of Merger (the “Acquisition Agreement”) with the Principal Member, Sequoia Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub”) and Insignia WT Holdings, LLC, a Delaware limited liability company (the “Blocker Seller”) pursuant to which, on the Effective Date, (i) the Principal Member purchased and acquired from the Blocker Seller all of the shares of capital stock of the WT Member and (ii) Merger Sub was merged with and into the Company with the Company being the surviving company (such merger, the “Merger”);

WHEREAS, pursuant to the Acquisition Agreement and as a result of the Merger, the equity interests of the persons that were members of the Company prior to the consummation of the Merger (other than the equity interests of the WT Member and certain equity interests of the Equity Rollover Participants) were cancelled and converted into the right to receive cash and other consideration from the Principal Member;

WHEREAS, pursuant to the Acquisition Agreement and as a result of the Merger, the WT Member’s Common Units and Preferred Units (each as defined in the Prior LLC Agreement) in the Company were converted into [●] Class B Units;

1

WHEREAS, in connection with the execution of the Acquisition Agreement, each Equity Rollover Participant entered into an equity rollover agreement (each, a “Rollover Agreement”) with the Company and the Principal Member pursuant to which such Equity Rollover Participant agreed that certain of its existing equity interests in the Company would, as a result of the Merger and in accordance with the Acquisition Agreement and such Equity Rollover Participant’s Rollover Agreement, be converted into the number of Class A Units set forth next to such Equity Rollover Participant’s name on Schedule I;

WHEREAS, as of the Effective Date, New WT Parent, Inc., a Delaware corporation (the “Class A Representative Member”) holds the largest number of Class A Units (as defined below) in the Company and will act as a representative of all of the holders of Class A Units; and

WHEREAS, the Acquisition Agreement provides that, as a result of the Merger, this Agreement shall be the Company’s limited liability company agreement following the Merger (until amended in accordance with the terms hereof) and each Equity Rollover Participant authorized the Principal Member to execute this Agreement on behalf of such Equity Rollover Participant.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, this Agreement shall amend and restate and supersede and replace the Prior LLC Agreement and any other limited liability company agreement of the Company and the parties hereto hereby agree that the following shall constitute the sole limited liability company agreement of the Company:

Article I
Definitions

Section 1.1      Defined Terms. Capitalized terms shall have the meanings ascribed to such terms in this Agreement. The following terms shall have the following meaning:

“Accounting Practices” means those accounting principles, practices, policies and procedures, and methodologies applied in the preparation of WT Intermediate, LLC and its Subsidiaries’ audited consolidated financial statements for the twelve (12) month period ended December 31, 2021.

“Adjusted Capital Account” means, with respect to any Member, (a) the Capital Account balance of such Member, plus (b) such Member’s share of Member Minimum Gain or Company Minimum Gain (after reduction to reflect the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)).

“Adjusted Capital Account Deficit” means, with respect to any Member the deficit balance, if any, in such Member’s Adjusted Capital Account at the end of any Tax Year, after crediting such Member’s Adjusted Capital Account for any amount such Member is obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(c). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

2

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For these purposes, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Approval Period” means the period from the Effective Date through December 31, 2025; provided that, if the Company or the Class A Representative Member exercises the deferral right described in Section 3.5(c), then the Approval Period shall be automatically extended (and shall be deemed to have been automatically extended) through December 31, 2026.

“Billable Employee” means, for any period, an employee of a Group Company who is identified as a “billable employee” in the Company’s “HRIS” system in accordance with the Accounting Practices and whose time has primarily been billed during such period to clients of the Group Companies.  Schedule 1.1(a) hereto sets forth a list, as of October 1, 2022, of the Billable Employees and Non-Billable Employees.  For clarity, a temporary employee whose employment has a specified termination date and (i) who is affiliated with a university, educational institution or other educational efforts and (ii) who is either (A) in a work semester typically lasting less than four months (and whose employment has not been renewed for a subsequent work semester after the previous semester has ended) or (B) allocating a reasonable amount of time for educational purposes while attending an educational institution shall not be deemed a Billable Employee.

“Billable IC” means an independent contractor of a Group Company who is identified as “billable” on the Company’s HRIS system in accordance with the Accounting Practices and whose time has been primarily billed during such period to clients of the Group Companies.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to be closed.

“CAGR Multiple” means, with respect to a Redemption Year, a multiple that is determined in accordance with the following table based on the applicable calculation of CAGR through the end of such Redemption Year:

CAGR through the end of such Redemption Year	Applicable Multiple
Less than 20.0%	[*]
Greater than or equal to 20.0% but less than 22.5%	[*]
Greater than or equal to 22.5% but less than 25.0%	[*]
Greater than or equal to 25.0% but less than 27.5%	[*]
Greater than or equal to 27.5% but less than 30.0%	[*]

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CAGR through the end of such Redemption Year	Applicable Multiple
Greater than or equal to 30.0% but less than 35%	[*]
Greater than 35%	[*]

“Capital Account” means, with respect to any Member, the Capital Account maintained for such Member in accordance with Section 3.3.

“Capital Contribution” means, with respect to any Member, the amount of cash and the initial Gross Asset Value of any property (other than cash) contributed to the Company by such Member; provided that each Member shall be deemed to make a Capital Contribution to the Company as of the date hereof in an amount equal to the Fair Market Value of the Units held by such Member as of the date hereof (and, for the avoidance of doubt, the Fair Market Value of each Unit as of the date hereof shall be equal to the Closing Per Unit Value; provided, further, that the Principal Member shall be deemed to have made a Capital Contribution to the Company an amount of cash equal to the Aggregate Option Closing Consideration (as defined in the Acquisition Agreement and as finally determined in accordance with the terms of the Acquisition Agreement) in connection with the transactions contemplated in the Acquisition Agreement. Any reference to the Capital Contribution of a Member will include any Capital Contributions made by a predecessor holder of such Member’s Units to the extent that such Capital Contribution was made in respect of Units Transferred to such Member.

“Class A Unitholders” means the holders of Class A Units (which includes, for clarity, the Rollover Participants).

“Closing Per Unit Value” means an amount equal to (a) the Estimated Closing Payment (as defined in the Acquisition Agreement) divided by (b) 100,000,000.

“Code” means the United States Internal Revenue Code of 1986.

“Company Minimum Gain” has the meaning of “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d). It is further understood that Company Minimum Gain shall be determined in a manner consistent with the rules of Treasury Regulations Section 1.704-2(b)(2), including the requirement that if the adjusted Gross Asset Value of property subject to one or more Nonrecourse Liabilities differs from its adjusted tax basis, Company Minimum Gain shall be determined with reference to such Gross Asset Value.

“Cost of Goods Sold” or “COGS” means, for any applicable period, the following, to the extent expensed by the Group Companies and for the generation of revenue billed to clients, in each case, calculated on a consolidated basis and in accordance with the Accounting Practices:

(a)            with respect to Billable Employees, (i) base salaries and hourly wages (including overtime), (ii) the employer portion of payroll taxes with respect to the preceding clause (a)(i), (iii) the employer portion of employment-related insurance premiums (i.e., medical and dental), (iv) Group Company 401(k) match, (v) “signing” bonuses and reimbursement of relocation expenses and (vi) the cost of any bonuses, option payments and/or other incentive compensation payments (but excluding, any cost of the Management Incentive Plan, unless otherwise mutually agreed between the Principal Member and the Class A Representative Member);

4

(b)            with respect to Billable ICs, all fees expensed to such Billable ICs; and

(c)            with respect to each Non-Billable Employee, to the extent such Non-Billable Employee’s hours are actually billed by a Group Company to a Group Company client and included within WillowTree Revenue for such period, an amount equal to (i) such hours times (ii) the applicable Hourly Base Rate.

“Compounded Annual Revenue Growth Rate” or “CAGR” shall mean the compounded annual percentage growth rate in revenue (expressed as a percentage):

CAGR =	[ (	X	)	1/N	- 1]	x 100%
Y

where:

“X” shall mean WillowTree Revenue for the Redemption Year;

“Y” shall mean $[*] (which reflects the forecasted WillowTree Revenue for twelve month period ending December 31, 2022); and

“N” shall mean the number of calendar years that have elapsed during the period commencing January 1, 2023 (inclusive) and expiring December 31st of the applicable Redemption Year (inclusive).

“Covered Audit Adjustment” means an adjustment to any partnership-related item (within the meaning of Section 6241(2)(B) of the Code) to the extent such adjustment results in an “imputed underpayment” as described in Section 6225(b) of the Code or any analogous provision of state or local Law.

“Cumulative GM Multiple” means, with respect to a Redemption Year, a multiple that is determined in accordance with the following table based on the applicable calculation of Cumulative Gross Margin for such Redemption Year:

Cumulative Gross Margin	Applicable Multiple
Less than 30%	[*]
Greater than or equal to 30% but less than 35%	[*]
Greater than or equal to 35% but less than 40%	[*]
Greater than or equal to 40% but less than 45%	[*]
Greater than or equal to 45% but less than 47%	[*]
Greater than or equal to 47% but less than 50%	[*]
Greater than 50%	[*]

5

“Cumulative Gross Margin” means, with respect to a Redemption Year, the percentage equivalent of the quotient determined by dividing (x) the total Gross Profit for the period commencing on January 1, 2023 and ending at the end of such Redemption Year by (y) the total WillowTree Revenue for the period commencing on January 1, 2023 and ending at the end of such Redemption Year; provided that, if any Other Parent Group Entity requires any Group Company to accept business from a Loss Client without the written consent of the Class A Representative Member, and such Loss Client generates billable profit margin (calculated in accordance with the Accounting Practices) of less than [*]% for any period, there shall be appropriate adjustments to the calculation of Cumulative Gross Margin to treat such Loss Client as if it generated billable profit margin of [*]% for such period.

“Default Rate” shall mean a rate of interest of eight percent (8.0%) per annum, but in no event shall the Default Rate be in excess of the highest lawful rate permitted under applicable usury law.

“Depreciation” means, for each Tax Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Tax Year, except that (a) with respect to any such property the Gross Asset Value of which differs from its adjusted basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Tax Year shall be the amount of book basis recovered for such Tax Year under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property the Gross Asset Value of which differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Tax Year, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Tax Year bears to such beginning adjusted basis s; provided, however, that if the adjusted basis for U.S. federal income tax purposes of an asset at the beginning of such Tax Year is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Principal Member.

“DGCL” means the General Corporation Law of the State of Delaware.

“Distributable Cash” means, as of any relevant date on which a determination is being made by the Board regarding a potential distribution pursuant to Section 5.1, the amount of cash that could be distributed by the Company for such purposes.

“Distribution” (and, with a correlative meaning, “Distribute”) means each distribution made by the Company to a Member with respect to such Member’s Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any recapitalization that does not result in the distribution of cash or property to Members or any exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units or (b) any other payment made by the Company to a Member that is not properly treated as a “distribution” for purposes of Sections 731, 732 or 733 or other applicable provisions of the Code.

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“Distribution Tax Rate” means the rate equal to the highest effective marginal combined federal, state and local income tax rate for a Tax Year applicable to corporate or individual taxpayers (whichever is higher) that may potentially apply to any Member for such Tax Year, taking into account the character of the relevant tax items (e.g., ordinary or capital) and the deductibility of state and local income taxes for federal income tax purposes (but only to the extent such taxes are deductible under the Code), as reasonably determined by the Principal Member; provided that, for the avoidance of doubt, for each Taxable Year, the same Distribution Tax Rate shall be applicable to all Members in respect of such Taxable Year.

“Entity” means any corporation, partnership, firm, joint venture, association, joint enterprise, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity

“Equity Interests” means, with respect to any Person, (a) any shares of common stock or preferred stock (or any series thereof), any ordinary shares or preferred shares and any other equity securities, capital stock of such Person or any partnership, limited liability company, membership or similar interests in such Person, (b) any securities that are directly or indirectly convertible, exchangeable or exercisable into any such stock, shares, securities or interests, including any option, warrant or other right that would entitle any other Person to acquire any such stock, shares, securities or interests in such Person or (c) or any right that entitles any other Person to share in the equity, profits, earnings, losses or gains of such first Person (including stock appreciation, phantom stock, profit participation or other similar rights), in each case, however described and whether voting or non-voting.

“ERISA” means the Employee Retirement Security Act of 1974.

“EV Multiple” means an amount equal to (a) the applicable Redemption Exercise Enterprise Value divided by (b) $1,225,000,000.

“Exercise Period” means, with respect to a Redemption Year, the period commencing upon the delivery of the Redemption Closing Statement and expiring on the date that is forty-five (45) days following the delivery of the Redemption Closing Statement.

“Fair Market Value” means, with respect to any property at any applicable time of determination, the fair market value for such property reflecting the amount that a willing buyer would pay to a willing seller (with neither party under any compulsion to transact) in an arm’s length transaction occurring at the applicable time of determination, as determined in good faith and on a reasonable basis by the Principal Member, taking into account all factors deemed in good faith by the Principal Member to be relevant to or determinative of value.

“Family Member” means, with respect to a Class A Unitholder, any parent, sibling, spouse or issue (whether natural, adopted or step) of such Class A Unitholder.

“GAAP” means U.S. generally accepted accounting principles applicable from time to time.

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“Governmental Authority” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court or arbitral tribunal.

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for U.S. federal income tax purposes, except as follows:

(a)            the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset as of the date of such contribution;

(b)            the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values as of the following times: (i) the acquisition of an interest (or additional interest) in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company or in exchange for the performance of more than a de minimis amount of services to or for the benefit of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g), (iv) the acquisition of an interest in the Company by any new or existing Member upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s) or in connection with a Redemption; or (v) any other event to the extent determined by the Principal Member to be permitted and necessary or appropriate to properly reflect Gross Asset Values in accordance with the standards set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(q); provided, however, that adjustments pursuant to clauses (i), (ii) and (iv) above shall not be made if the Principal Member reasonably determines that such adjustments are not necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any noncompensatory options are outstanding upon the occurrence of an event described in this paragraph (b)(i) through (b)(v), the Company shall adjust the Gross Asset Values of its properties to properly reflect any change in the Fair Market Value of such other noncompensatory options in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2);

(c)            the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of such distribution;

(d)            the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and clause (f) in the definition of “Profits” or “Losses” below or Section 4.2(h); provided, however, that the Gross Asset Value of a Company asset shall not be adjusted pursuant to this subsection to the extent the Principal Member determines in good faith that an adjustment pursuant to clause (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d); and

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(e)            if the Gross Asset Value of a Company asset has been determined or adjusted pursuant to clauses (a), (b) or (d) of this definition of Gross Asset Value, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits, Losses and other items allocated pursuant to Article IV.

“Gross Profit” means, for any applicable period, (i) WillowTree Revenue for such period (which shall include, for the avoidance of doubt, 100% of all Affiliated Revenue) less (ii) the COGS for such period, in each case, calculated on a consolidated basis and in accordance with the Accounting Practices.

“Group Companies” means the Company and each of its Subsidiaries.

“Hourly Base Rate” means, with respect to any hours billed by a Non-Billable Employee, (A)(i) such Non-Billable Employee’s annual base salary then in effect for the applicable year of billing times (ii) 1.18 divided by (B) 2,080.

“Internal Reorganization” means the transfer of any Group Company within the Parent Group or change in corporate form of any Group Company (i.e., to group activities of a certain business unit in a particular corporate chain or subgroup); provided that (a) such Internal Reorganization continues to allow for separate accounting and operations to permit the independent operation of the Company and its Subsidiaries and calculation of Redemption Exchange Value and the components thereof in accordance with this Agreement and (b) such Internal Reorganization does not disrupt the operations of such Group Company as a member of the Group Companies as in effect prior to such Internal Reorganization.

“IRS” means the Internal Revenue Service, which administers the internal revenue laws of the United States.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) of any Governmental Authority.

“Legal Proceeding” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Liability” means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

“Loss Client” means a client for which the billable profit margin (calculated in accordance with the Accounting Practices) is reasonably expected to be less than [*]%.

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“Member” means any Person that executes this Agreement as a Member and any other Person admitted to the Company as an additional or substituted Member, in each case, that has not made a disposition of such Person’s entire Units and, in each case, in its capacity as a member of the Company.

“Member Minimum Gain” has the meaning ascribed to “partner nonrecourse debt minimum gain” set forth in Treasury Regulations Section 1.704-2(i). It is further understood that the determination of Member Minimum Gain and the net increase or decrease in Member Minimum Gain shall be made in the same manner as required for such determination of Company Minimum Gain under Treasury Regulations Sections 1.704-2(d) and 1.704-2(g)(3).

“Member Nonrecourse Debt” has the meaning of “partner nonrecourse debt” set forth in Treasury Regulations Section 1.704-2(b)(4).

“Member Nonrecourse Deductions” has the meaning of “partner nonrecourse deductions” set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Neutral Accounting Firm” means Grant Thornton LLP (provided that Grant Thornton LLP has not provided services to any Group Company or any member of the Parent Group in the prior twelve (12) month period) or such other accounting firm as is agreed or appointed in accordance with Section 3.5(g)(iii)(B).

“Non-Billable Employee” means an employee of a Group Company that is not a Billable Employee.

“Nonrecourse Deductions” has the meaning ascribed to that term in Treasury Regulations Section 1.704-2(b)(1).

“Nonrecourse Liability” has the meaning ascribed to that term in Treasury Regulations Section 1.704-2(b)(3).

“Other Parent Group Entities” means Parent and each of its Affiliates other than Entities comprising the WillowTree Revenue Group.

“Parent” means TELUS International (Cda) Inc., a British Columbia company.

“Parent Group” means Parent and its Affiliates.

“Parent Shares” means subordinate voting shares of Parent that are listed on both the New York Stock Exchange and the Toronto Stock Exchange under the symbol “TIXT”.

“Parent Share Settlement VWAP” means the arithmetic average of the daily intra-day volume-weighted average price of one Parent Share on the New York Stock Exchange during the regular trading session (and excluding pre-market and after-hours trading) over the thirty consecutive trading days ending on the third Business Day prior to the relevant Redemption Closing Date.

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“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, together with any final or temporary Treasury Regulations, Revenue Rulings and case Law interpreting Sections 6221 through 6241 of the Code (and any analogous provision of state or local tax Law).

“Person” means any individual or Entity.

“Plan Asset Regulations” means the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations as the same may be amended from time to time.

“Proceeds From Sale or Liquidation” means the Distributable Assets generated from (a) a transaction pursuant to which a person or group of persons (each of whom are not Affiliates of Parent) acquires, directly or indirectly, all or substantially all of the assets of the Company and its Subsidiaries, or (b) the winding up and dissolution of the Company; provided, however, that in no event shall an internal reorganization among members of the Parent Group (including the Company and its Subsidiaries) be treated as giving rise to Proceeds From Sale or Liquidation.

“Pro Rata Basis” or “Pro Rata Share” means, with respect to each Class A Unitholder, the proportional share attributable to such Class A Unitholder equal to (a) the number of Class A Units held by such Class A Unitholder as of the Effective Date divided by (b) the number of Class A Units issued and outstanding as of the Effective Date, as the context requires.

“Profits” or “Losses” means, for each Tax Year, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)            any income or gain of the Company that is exempt from U.S. federal income tax or otherwise described in Section 705(a)(1)(B) of the Code and not otherwise taken into account in computing Profits or Losses shall be added (or subtracted from, as the case may be)to such taxable income or loss;

(b)            any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted (or added to, as the case may be) from such taxable income or loss;

(c)            in the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or (c) of the definition of Gross Asset Value above, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the Company asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Company asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 4.2, be taken into account for purposes of computing Profits or Losses;

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(d)            gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e)            in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation;

(f)            to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)            any items of income, gain, loss or deduction that are specifically allocated pursuant to the provisions of Section 4.2 shall not be taken into account in computing Profits or Losses for any taxable year, but such items available to be specially allocated pursuant to Section 4.2 will be determined by applying rules analogous to those set forth in clauses (a) through (f) above.

“Redeemable Class A Units” means any Class A Units subject to the relevant Redemption Exercise.

“Redemption Exchange Value” means, with respect to a Redemption Exercise with respect to a holder of Class A Units, an amount equal to the product of (a) such holder’s number of Redeemable Class A Units, multiplied by (b) the Redemption Per Unit Value.

“Redemption Exercise Enterprise Value” means, with respect to a Redemption Exercise for a Redemption Year, an amount equal to (a) the WillowTree Revenue for such Redemption Year, multiplied by (b) the CAGR Multiple for such Redemption Year, multiplied by (c) the Cumulative GM Multiple for such Redemption Year.

“Redemption Per Unit Value” means, with respect to each Class A Unit for which a Redemption Exercise has occurred, an amount equal to the product of (a) the Closing Per Unit Value multiplied by (b) the EV Multiple.

“Redemption Years” means the First Redemption Year, the Second Redemption Year and the Third Redemption Year.

“Registration Rights Agreement” means that certain registration rights agreement by and among Parent, TELUS Corporation, Riel B.V., Jeffrey Purittt, the Equity Rollover Participants and such other parties named therein, as amended from time to time.

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“Rollover Participants” means the Equity Rollover Participants and Option Rollover Participants.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, association, limited liability company or other entity of which such first Person owns, directly or indirectly, more than 50% of the outstanding voting stock or other ownership interests.

“Tax Year” means (a) the fiscal year of the Company determined pursuant to Section 7.1 or (b) if after the date of this Agreement, the taxable year is required by the Code or the Treasury Regulations promulgated thereunder to be a period other than the period described in clause (a), then each period that is the taxable year of the Company determined in accordance with the requirements of the Code or the Treasury Regulations promulgated thereunder; provided that (i) in the case of a dissolution, Tax Year means the period from the day after the end of the most recently ended Tax Year until the dissolution of the Company and (ii) for purposes of making allocations of Profits and Losses (or items thereof), Tax Year means any portion of a taxable year of the Company to the extent required to comply with Section 706 of the Code or the Treasury Regulations promulgated thereunder. For the avoidance of doubt, Tax Year shall include any portion of a taxable year of the Company with respect to which the allocation of Profits and Losses (or items thereof) is determined based on a “closing of the books”.

“TI Members” means (i) the Principal Member, (ii) the WT Member and (iii) any Other Parent Group Entity that may from time to time hold Units or other Equity Interests in the Company.

“Transaction Documents” means this Agreement, the Acquisition Agreement (including its exhibits, annexes and schedules) and the Rollover Agreements (including their exhibits, annexes and schedules).

“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect (whether through a change of control of the transferor or any Person that controls the transferor, the issuance or transfer of Equity Interests of the transferor, by operation of law or otherwise), transfer, sale, pledge or hypothecation or other disposition and, when used as a verb, voluntarily or involuntarily, directly or indirectly (whether through a change of control of the transferor or any Person that controls the transferor, the issuance or transfer of Equity Interests of the transferor or any Person that controls the transferor, by operation of law or otherwise), to transfer, sell, pledge or hypothecate or otherwise dispose of; provided, however, that, with respect to any Class A Unitholder that is an Entity, if an equityholder of such Class A Unitholder ceases to be an employee of the Parent Group, then a redemption of any Equity Interests held by such equityholder in such Class A Unitholder, or a Transfer of Equity Interests in such Class A Unitholder by such equityholder to other holders of Equity Interests of such Class A Unitholder, shall not be deemed to be a Transfer; provided, further, that (x) such redemption or Transfer described in the preceeding proviso shall be subject to Section 8.1(b)(ii) and (y) any holder of Equity Interests that becomes a holder of Class A Units pursuant to the preceeding proviso shall be treated as a Transferee for purposes of this agreement (including for purposes of Section 8.3). The terms “Transferee”, “Transferor”, “Transferred” and other forms of the word “Transfer” shall have the correlative meanings.

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“Treasury Regulations” means pronouncements, as amended from time to time, or their successor pronouncements, that clarify, interpret and apply the provisions of the Code, and that are designated as “Treasury Regulations” by the United States Department of the Treasury.

“Uniform Commercial Code” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of Delaware.

“Units” means the Class A Units, the Class B Units and units of any other class that may be issued hereafter by the Company.

“WillowTree Revenue” means, for any applicable period, the revenue (including mark-ups (if any) on third party fees and licenses and on expenses charged to clients) recognized by the Group Companies during such period, calculated on a consolidated basis and in accordance with the Accounting Practices; provided that:

(a)            if, following the Effective Date, any Subsidiary of the Company is transferred to an Other Parent Group Entity, such Entity shall for purposes of this definition, and elsewhere in this Agreement as the context may require, continue to be deemed to be a Subsidiary of the Company;

(b)            if, following the Effective Date, any client business of any Group Company is transferred to an Other Parent Group Entity without the written consent of the Class A Representative Member (a “Transferred Client”), then, from and after the last day of the month immediately preceding such transfer, “WillowTree Revenue” shall include the greater of (i) the actual revenue generated with respect to such Transferred Client following such transfer and (ii)(A) the historic monthly revenue for such Transferred Client (calculated based on the average monthly revenue generated with respect to such Transferred Client for the twelve (12) calendar months immediately preceding such transfer) times (B) the calendar months remaining in such period from and after the last day of the month immediately preceding such transfer;

(c)            “WillowTree Revenue” shall include: (i) all revenue generated by the Group Companies selling their services to (A) any of their current or future clients (excluding any Other Parent Group Entity), (B) any other clients of Other Parent Group Entities (excluding any Other Parent Group Entity) or (C) to any Other Parent Group Entity (this clause (C), “Affiliated Revenue”) (provided, however, that Affiliated Revenue will be calculated as provided in clauses (e) and (f) below); (ii) that portion of any revenue to the extent attributable to WillowTree Services from clients shared with Other Parent Group Entities or combined projects or efforts with Other Parent Group Entities (excluding any Other Parent Group Entity); and (iii) a portion of the revenue generated by Other Parent Group Entities from clients referred by the Company and its Subsidiaries to be agreed in good faith by the Class A Representative Member and the Principal Member prior to the execution of the relevant client agreement;

(d)            “WillowTree Revenue” shall exclude: (i) any interest and financial income; (ii) any gains that are capital in nature (including in respect of sale of fixed assets and equipment); (iii) any unrealized gains in relation to foreign currency translation; (iv) any profits or losses arising in respect of any purchase accounting, including, for the avoidance of doubt, any charges related to fair value adjustments or any other opening balance sheet adjustments in respect of the transactions contemplated by the Acquisition Agreement and the Merger; and (v) to exclude any one-time or non-recurring income outside of the normal course of business, such as insurance proceeds, government grants or subsidies (including any wage subsidies, employee retention credits, if applicable) or any other income from similar non- operating arrangements;

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(e)            For purposes of calculating Affiliated Revenue, other than with respect to the calculation of Cumulative GM Multiple, Cumulative Gross Margin and the components thereof (which calculation shall be governed by clause (f) below): (i) for the first $[*] of Affiliated Revenue generated in a calendar year, [*]% of all such Affiliated Revenue will be recognized as WillowTree Revenue, and (ii) for all Affiliated Revenue generated in excess of $[*] in the same calendar year, [*]% of all such excess Affiliated Revenue for that calendar year will be recognized as WillowTree Revenue; and

(f)            For purposes of calculating Affiliated Revenue with respect to the calculation of Cumulative GM Multiple, Cumulative Gross Margin and the components thereof, 100% of all such Affiliated Revenue will be recognized as WillowTree Revenue for any applicable periods.

“WillowTree Revenue Group” means the Company and those Entities that, as of the Effective Date, were Subsidiaries of the Company (it being understood that, if following the Effective Date, any Subsidiary of the Company is transferred within the Parent Group, such Entity shall be deemed to be part of the WillowTree Revenue Group); provided that, other Entities may be included in the WillowTree Revenue Group if mutually agreed by the Principal Member and the Class A Representative Member (and on such terms as may be mutually agreed by the Principal Member and the Class A Representative Member), it being agreed that Group Company personnel shall not be required to devote any time to such other Entity without such mutual agreement.

“WillowTree Service Provider” means any Person employed or engaged by any Group Company; provided that, if, following the Effective Date, any WillowTree Service Provider is transferred to an Other Parent Group Entity, such WillowTree Service Provider shall for purposes of this definition continue to be deemed to be a WillowTree Service Provider.

“WillowTree Services” means services provided by a WillowTree Service Provider.

Section 1.2       Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)            when a reference is made in this Agreement to an Article, Section, Exhibit, Annex or Schedule, such reference is to an Article or Section of, or an Exhibit, Annex or Schedule to, this Agreement unless otherwise indicated;

(b)            the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

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(c)            whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)            the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)            all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f)            the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)            references to a Person are also to its successors and permitted assigns;

(h)            references to any statute shall be deemed to refer to such statute as amended from time to time (including any successor statute) and to any rules or regulations promulgated thereunder;

(i)            references to “USD” and “$” and unqualified references to “dollars” refer to United States dollars;

(j)            references to “day” or “days” are to calendar days;

(k)            the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(l)            when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day.

Article II
The Company

Section 2.1      Formation and Continuation. The Company was formed on September 21, 2018, through the filing of the Certificate of Formation with the Secretary of State of the State of Delaware in accordance with the Act and is hereby continued as a limited liability company.

Section 2.2      Name. The name of the Company is “WLTR Holdings, LLC”.

Section 2.3      Registered Office; Registered Agent. The location of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, or at such other place as the Principal Member from time to time may select. The registered agent of the Company for service of process in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, or such other qualified Person as the Principal Member may designate from time to time and its registered office address.

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Section 2.4      Principal Place of Business. The principal place of business of the Company shall be located in such place as is determined by the Principal Member from time to time.

Section 2.5      Purpose; Powers. The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Company shall have the power and authority to take any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to the accomplishment of the foregoing purpose.

Section 2.6      Term. The term of the Company commenced on September 21, 2018, the date of filing of the Certificate of Formation with the office of the Secretary of State of the State of Delaware in accordance with the Act, and shall continue indefinitely. The Company may be dissolved and its affairs wound up only in accordance with Article IX.

Article III
Ownership and Capital Contributions; Capital Accounts

Section 3.1      Limited Liability Company Interests.

(a)            Limited liability company interests in the Company shall be represented by Units. The Units shall initially be divided into two classes of Units referred to as “Class A Units” (the “Class A Units”) and “Class B Units” (the “Class B Units”). The number and class of Units of each Member as of the Effective Date is set forth opposite such Member’s name on Schedule I. Each outstanding Unit of a class shall be identical to all other Units of such class (except as otherwise provided hereunder).

(b)            Except as required by the Act and except as set forth in Section 6.1(b), the Class A Units shall not entitle the holders thereof to any voting rights, each Class B Unit shall entitle the holder thereof to one vote and, except as otherwise set forth herein, all decisions requiring a vote of the Members may be adopted by the holder(s) of a majority of the Class B Units.

(c)            Initially, none of the Units will be represented by certificates. If the Principal Member determines that it is in the interest of the Company to issue certificates representing the Units, certificates shall be issued and the Units will be represented by those certificates, and this Agreement shall be amended by the Principal Member without the consent of any other Member as necessary or desirable to reflect the issuance of certificated Units for purposes of the Uniform Commercial Code. Nothing contained in this Section 3.1(c) shall be deemed to authorize or permit any Member to Transfer its Units except as otherwise permitted under this Agreement.

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(d)            The Members as of the Effective Date are set forth on Schedule I. The Persons listed on Schedule I as members of the Company as of the Effective Date are hereby admitted to the Company, or shall continue, as applicable, as Members. The Principal Member shall update Schedule I from time to time to reflect any Transfers of Units, the issuance of additional Units or other changes that are necessary to maintain the accuracy of such schedule.

Section 3.2      Capital Contributions; Unit Ownership.

(a)            Capital Contributions. No Member shall be required to make additional Capital Contributions.

(b)            Issuance of Additional Units or Interests. Except as otherwise expressly provided in this Agreement, the Principal Member shall have the right to authorize and cause the Company to issue on such terms (including price) as may be determined by the Principal Member, (i) additional Units or other Equity Interests in the Company, and (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable for Units or other Equity Interests in the Company; provided that, (x) at any time following the date hereof, in each case the Company shall not issue Units or other limited liability company interests in the Company to any Person unless such Person shall have executed a Joinder and all other documents, agreements or instruments deemed necessary or desirable in the discretion of the Principal Member, (y) when additional Units or other securities are issued to the Principal Member or any Affiliate of the Principal Member, the issue price of any such Units shall be at a price no less than Fair Market Value and (z) except as may be mutually agreed between the Principal Member and the Class A Representative Member, no such issuance of additional Units or other securities shall in any way impact the calculation of any Redemption Exercise Enterprise Value (or any component thereof). Upon such issuance and execution, such Person shall be admitted as a Member of the Company. In that event, the Principal Member shall update the Company’s books and records to reflect such additional issuances. Subject to Section 10.1, the Principal Member is hereby authorized to amend this Agreement to set forth the designations, preferences, rights, powers and duties of such additional Units or other Equity Interests in the Company, or such other amendments that the Principal Member determines to be otherwise necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Units or other Equity Interests in the Company pursuant to this Section 3.3(b).

Section 3.3      Capital Accounts.

(a)            A Capital Account shall be maintained for each Member for U.S. federal income tax purposes in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such regulations, the other provisions of this Agreement. Each Member’s Capital Account shall be (i) increased by (A) allocations to such Member of Profits pursuant to Section 4.1 and any other items of income or gain allocated to such Member pursuant to Section 4.2, (B) the amount of cash or the initial Gross Asset Value of any asset (net of any Liabilities assumed by the Company and any Liabilities to which the asset is subject) contributed to the Company by such Member, and (C) any other increases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv), and (ii) decreased by (A) allocations to such Member of Losses pursuant to Section 4.1 and any other items of deduction or loss allocated to such Member pursuant to the provisions of Section 4.2, (B) the amount of any cash or the Gross Asset Value of any asset (net of any Liabilities assumed by the Member and any Liabilities to which the asset is subject) distributed to such Member, and (C) any other decreases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv).

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(b)            A Member that has more than one class or series of Units shall have a single Capital Account that reflects all such Units.

(c)            In the event of a Transfer of Units made in accordance with this Agreement the Capital Account of the Transferor that is attributable to the Transferred Units shall carry over to the Transferee Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(l).

(d)            No Member shall be entitled to receive interest from the Company in respect of any positive balance in its Capital Account, and no Member shall be liable to pay interest to the Company in respect of any negative balance in its Capital Account

(e)            No Member shall be entitled to withdraw any part of such Member’s Capital Contributions or Capital Account or to receive any Distributions from the Company, except as expressly provided in this Agreement.

Section 3.4      Other Matters.

(a)            No Member shall demand or receive a return on or of its Capital Contributions or resign from the Company without the consent of the Principal Member. Under circumstances requiring a return of any Capital Contributions, no Member has the right to receive property other than cash.

(b)            No Member shall receive any interest, salary, compensation, draw or reimbursement with respect to its Capital Contributions or its Capital Account, or for services rendered or expenses incurred on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in Section 6.8 or as otherwise contemplated by this Agreement.

(c)            The Liability of each Member shall be limited as set forth in the Act and other applicable Law and, except as expressly set forth in this Agreement or required by Law, no Member (or any of its Affiliates) shall be personally liable, whether to the Company, any of the other Members, the creditors of the Company or any other third party, for any debt or Liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

(d)            Except as otherwise required by the Act, a Member shall not be required to restore a deficit balance in such Member’s Capital Account, to lend any funds to the Company or, except as otherwise set forth herein, to make any additional contributions or payments to the Company.

(e)            The Company shall not be obligated to repay any Capital Contributions of any Member.

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Section 3.5      Redemption of Class A Units.

(a)            Redemption Right and Schedule. Subject to Section 8.3(c), each Class A Unitholder, on the one hand, or the Company, on the other hand, may elect to cause the redemption of such Class A Unitholder’s Class A Units in exchange for the consideration set forth in Section 3.5(d) pursuant to the terms of this Section 3.5 according to the following schedule (provided that, with respect to an Option Rollover Participant, references to a Class A Unitholder’s initial Class A Units refer to all those Class A Units acquired by such Option Rollover Participant pursuant to Section 8.1(d)):

(i)            Following the end of calendar year 2025 (the “First Redemption Year”), each Class A Unitholder, on the one hand, or the Company, on the other hand, may elect to cause the redemption of up to 70% of such Class A Unitholder’s initial Class A Units;

(ii)            Following the end of calendar year 2026 (the “Second Redemption Year”), each Class A Unitholder, on the one hand, or the Company, on the other hand, may elect to cause the redemption of up to (A) 85% of such Class A Unitholder’s initial Class A Units less (B) any Class A Units redeemed pursuant to Section 3.5(a)(ii); and

(iii)            Following the end of calendar year 2027 (the “Third Redemption Year”), each Class A Unitholder, on the one hand, or the Company, on the other hand, may elect to cause the redemption of any of such Class A Unitholder’s that have not previously been redeemed.

(b)            Redemption Exercise. In order to exercise a redemption right pursuant to Section 3.5(a) (such exercise, a “Redemption Exercise”), (i) the relevant Class A Unitholder shall give notice to the Company of such Class A Unitholder’s election to cause the Company to redeem such Class A Unitholder’s Class A Units or (ii) the Company shall give notice to the applicable Class A Unitholder of the Company’s election to redeem such Class A Unitholder’s Class A Units (any such notice pursuant to this sentence, a “Redemption Election Notice”), in either case, within the applicable Exercise Period. Each Redemption Election Notice with respect to a Class A Unitholder shall set forth the total percentage of such Class A Unitholder’s Class A Units to be redeemed (as compared to the total number of initial Class A Units held by such Class A Unitholder); provided that if, with respect to a particular Redemption Exercise and holder of Class A Units, such percentage would result in a fractional number of Class A Units to be redeemed in such Redemption Exercise, then the number of Class A Units to be redeemed in such Redemption Exercise shall be rounded up. If, within the Exercise Period following a particular Redemption Year, both a Class A Unitholder and the Company deliver a Redemption Election Notice to each other with respect to such Redemption Year, then the Redemption Election Notice setting forth the higher percentage shall be determinative (subject to the maximum redemption limitations set forth in Section 3.5(a)). If no Redemption Election Notice is provided by a Class A Unitholder to the Company or by the Company to such Class A Unitholder within the Exercise Period with respect to a Redemption Year, then such Class A Unitholder or the Company may elect to provide a Redemption Election Notice in the subsequent Exercise Period, if any (but for the avoidance of doubt, not before then). If, following the end of the Exercise Period after the Third Redemption Year, there are any remaining Class A Units that are not subject to a Redemption Exercise (any such Class A Units, “Unredeemed Class A Units”), then the redemption provisions of this Section 3.5 will no longer apply to any Unredeemed Class A Units and any Unredeemed Class A Units shall remain outstanding, except to the extent otherwise provided in this Agreement. In the event the Company delivers any notice(s) to the Class A Unitholders pursuant to this Section 3.5(b), the Company shall also deliver a copy of such notice(s) to the Class A Representative Member (it being understood that failure to deliver such copy will not affect the effectiveness of such notice(s)).

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(c)            Deferral Right. Notwithstanding anything to the contrary in Section 3.5(a), (i) if the Company has elected to cause the redemption of a Class A Unitholder’s Class A Units following the First Redemption Year, such Class A Unitholder may elect to defer the redemption of up to 35% of the Class A Units initially held by such Class A Unitholder (or, if lower, the percentage of Class A Units elected by the Company to be redeemed) by giving written notice to the Company within 30 days of receipt of the relevant Redemption Exercise Notice from the Company, in which case such Class A Units shall be redeemed following the Second Redemption Year as if such Class A Unitholder had elected to cause the redemption of such Class A Units in the Exercise Period following the end of the Second Redemption Year, including, for the avoidance of doubt, with respect to the calculation of Redemption Per Unit Value using the Redemption Exercise Enterprise Value for such Second Redemption Year (it being understood that, within the Exercise Period following the end of the Second Redemption Year, the Company or such Class A Unitholder can still submit a Redemption Exercise Notice for all Class A Units that can otherwise be redeemed pursuant to Section 3.5(a)(ii)) or (ii) if a Class A Unitholder has elected to cause the redemption of a percentage of such Class A Unitholder’s Class A Units following the First Redemption Year, the Company may elect to defer the redemption of up to 35% of the Class A Units initially held by such Class A Unitholder (or, if lower, the percentage of Class A Units elected by such Class A Unitholder to be redeemed) by giving written notice to such Class A Unitholder within 30 days of receipt of the Redemption Exercise Notice from such Class A Unitholder, in which case such Class A Units shall be redeemed following the Second Redemption Year as if the Company had elected to redeem such Class A Units in the Exercise Period following the end of the Second Redemption Year, including, for the avoidance of doubt, with respect to the calculation of Redemption Per Unit Value using the Redemption Exercise Enterprise Value for such Second Redemption Year (it being understood that, within the Exercise Period following the end of the Second Redemption Year, the Company or such Class A Unitholder can still submit a Redemption Exercise Notice for all Class A Units that can otherwise be redeemed pursuant to Section 3.5(a)(ii)). In the event the Company delivers any notice(s) to the Class A Unitholders pursuant to this Section 3.5(c), the Company shall also deliver a copy of such notice(s) to the Class A Representative Member (it being understood that failure to deliver such copy will not affect the effectiveness of such notice(s)).

(d)            Redemption Consideration. With respect to each Redemption Exercise, each Class A Unitholder shall be entitled to receive an amount in cash equal to the Redemption Exchange Value applicable with respect to such Redemption Exercise and such holder; provided that the Company may, subject to applicable Law, the rules of any stock exchange upon which the Parent Shares are then listed and the provisions of this Section 3.5, at any time prior to the delivery of the Redemption Closing Statement, elect to settle up to 70% of the Redemption Exchange Value for such redemption by causing the issuance and delivery of Parent Shares to the relevant holder of Class A Units on the Redemption Closing Date. If the Company elects to settle a portion of any Redemption Exchange Value (such portion, a “Share Settled Portion”) by causing the delivery of Parent Shares to the relevant holder of Class A Units, the total number of Parent Shares that a holder of Class A Units shall be entitled to with respect to such holder’s Share Settled Portion shall be a number (rounded down to the nearest full share) equal to the quotient of (i) the applicable dollar amount of such Share Settled Portion divided by (ii) the Parent Share Settlement VWAP.

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(e)            Purchase Option. Notwithstanding anything to the contrary herein, upon any valid Redemption Exercise, in lieu of the Company redeeming Class A Units in accordance with this Section 3.5, the Principal Member may instead elect to purchase such Class A Units from the relevant Class A Unitholder for the same consideration (i.e., the same Redemption Exchange Value and the same ratio of Parent Shares and cash) that the relevant Class A Unitholder would otherwise be entitled to receive pursuant to this Section 3.5 in consideration for the redemption of such Class A Units; provided that the Principal Member shall notify the relevant Class A Unitholder in writing of its election to purchase such Class A Units prior to the settlement of the relevant Redemption Exercise and such purchase shall be consummated at the same time as the relevant Redemption Exercise would otherwise be settled. If the Principal Member purchases any Class A Units from a Class A Unitholder in accordance with the foregoing sentence, then, immediately upon such transfer, such Class A Units shall automatically convert with no further action needed into an equal number of Class B Units.

(f)            Determination of Redemption Consideration. As soon as reasonably practicable following the end of each of calendar years 2023, 2024, 2025, 2026 and 2027 (but no later than April 30th in the following year), the Company shall deliver to the Class A Representative Member (A) a consolidated balance sheet of the Group Companies as of the close of business on December 31 of such calendar year, and a related consolidated statement of income of the WilllowTree Revenue Group for the twelve (12) months then ended and (B) a report that (I) contains a calculation of WillowTree Revenue for such year, Gross Profit for such year, Cumulative Gross Margin for the period commencing January 1, 2023 through the end of such year, the applicable CAGR Multiple for such year, the applicable Cumulative GM Multiple for such year, the applicable Redemption Exercise Enterprise Value for such year and the applicable EV Multiple with respect to such year and the Redemption Per Unit Value for such year, (II) sets forth all adjustments required to be made to the financial statements referred to in the preceding clause (A) in order to make the calculations required under the preceding clause (I) and (III) contains a statement certifying that such calculations were prepared in accordance with this Agreement. For purposes hereof, the information in this Section 3.5(f) is referred to herein as a “WillowTree Financial Information Package”.

(g)            Review and Dispute.

(i)            For a period of forty-five (45) days following each delivery of each WillowTree Financial Information Package to the Class A Representative Member (the “Review Period”), the Company shall, and shall cause other members of the WillowTree Revenue Group to, provide the Class A Representative Member and its advisors with reasonable access (including reasonable electronic access), during normal business hours upon reasonable advance notice, to the relevant financial books and records of the Company and its Subsidiaries (and the Other Parent Group Entities, to the extent relevant) (including back-up materials generated by them to prepare the applicable WillowTree Financial Information Package) and the employees and advisors of Parent and its Subsidiaries responsible for the preparation of the applicable WillowTree Financial Information Package solely for the purposes of the Class A Representative Member’s exercise of its review and objection right contemplated in this Section 3.5(g).

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(ii)            The Class A Representative Member shall notify the Principal Member within the Review Period if it objects to any matter set forth in the relevant WillowTree Financial Information Package, which notice shall include a reasonably detailed statement describing the basis for such objection (the “Notice of Disagreement”); provided that, solely with respect to a WillowTree Financial Information Package delivered in respect of calendar years 2023 or 2024 (each, a “Non-Redemption Year Package”), the Class A Representative Member may, by delivery of written notice to the Company, elect to reserve its right to object to the matters set forth in such Non-Redemption Year Package until a WillowTree Financial Information Package has been delivered in respect of the First Redemption Year, in which case the Class A Representative Member shall retain all rights under this Section 3.5(g) to object to such Non-Redemption Year Package in connection with the First Redemption Year. Subject to the preceding sentence, if no such Notice of Disagreement is received by the Principal Member within the applicable Review Period, then the applicable WillowTree Financial Information Package shall be deemed to have been accepted by the Class A Representative Member (on behalf of itself and all other holders of Class A Units) and will become final and binding upon the Company and all of its members. If the Class A Representative Member timely delivers a Notice of Disagreement, subject to the terms of this Section 3.5(g), only those matters specified in such Notice of Disagreement shall be deemed to be in dispute (such matters, the “Disputed Items”). Disputed Items shall only be based on (i) mathematical or clerical errors or (ii) the amounts included in the relevant WilllowTree Financial Information Package not having been determined in accordance with the relevant definitions and methodologies agreed herein and, if a related dispute is submitted to the Neutral Accounting Firm in accordance with Section 3.5(g)(iii)(B), the Neutral Accounting Firm shall be instructed to limit its review with respect to the aforementioned matters. The Notice of Disagreement shall set forth in reasonable detail each Disputed Item, the disputed amount of each Disputed Item, the Class A Representative Member’s alternative amount of each Disputed Item and the basis for such alternative calculation, and the Class A Representative Member’s alternative calculation of the WillowTree Revenue, CAGR Multiple and the Cumulative GM Multiple with respect to the relevant Redemption Year. Any component of the calculations set forth in the WillowTree Financial Information Package that is not the subject of a timely delivered Notice of Disagreement and properly included Disputed Item in accordance with this Section 3.5(g)(ii) by the Class A Representative Member (acting on behalf of all holders of Class A Units) shall be final and binding upon the Company and all of its members, unless the resolution of any Disputed Item affects an undisputed component of the WillowTree Financial Information Package, in which case such undisputed component shall, notwithstanding the failure to object to such component in the Notice of Disagreement, be considered a Disputed Item to the extent affected by such resolved Disputed Item.

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(iii)            The Disputed Items shall be resolved as follows:

(A)            The Principal Member and the Class A Representative Member (acting on behalf of itself and all holders of Class A Units) shall first negotiate in good faith to resolve the Disputed Items during the 30 days following delivery of the Notice of Disagreement. Any resolution agreed to in writing by the Principal Member and the Class A Representative Member as to the Disputed Items shall be final and binding upon the Company and all of its members.

(B)            If the Principal Member and the Class A Representative Member do not reach a resolution of all Disputed Items within 30 days after delivery of the Notice of Disagreement pursuant to Section 3.5(g)(iii)(A), then any such unresolved objections (the “Unresolved Objections”) shall be resolved conclusively and bindingly for the Company and all of its members through a determination made by the Neutral Accounting Firm (acting solely as an expert and not as an arbitrator) based on the relevant provisions of this Agreement. If the accounting firm designated in the definition of “Neutral Accounting Firm” is ineligible to serve or declines or does not timely accept its engagement under this Section 3.5(g)(iii)(B), then another nationally recognized accounting firm mutually agreed by the Class A Representative Member and the Company shall be retained; provided that, if the Class A Representative Member and the Company cannot agree on another nationally recognized accounting firm within 15 calendar days, then each of the Class A Representative Member and the Company may request that another nationally recognized accounting firm be appointed by the ICC International Centre for ADR in accordance with the Rules for the Appointment of Experts and Neutrals of the International Chamber of Commerce to act as the Neutral Accounting Firm. The Neutral Accounting Firm shall be instructed to make a determination with respect to the Unresolved Objections. The Principal Member and the Class A Representative Member (acting on behalf of itself and all holders of Class A Units) shall provide the Neutral Accounting Firm with all necessary documents as requested by it as soon as possible and shall instruct the Neutral Accounting Firm to render its decision in accordance with the terms set forth in this Section 3.5(g) and as promptly as reasonably practicable. The Neutral Accounting Firm shall be instructed to grant the Parties the opportunity to state their points of view and, if the Neutral Accounting Firm determines that a hearing would be appropriate, the Neutral Accounting Firm may conduct a hearing on the Unresolved Objections. All submissions by the Principal Member, on the one hand, or the Class A Representative Member, on the other hand, shall be in writing and shall simultaneously be delivered to the other and there shall be no ex parte communication with the Neutral Accounting Firm. The Neutral Accounting Firm shall be instructed to submit its decision and its reasoning in writing to the Parties. Absent fraud, intentional misconduct or manifest error, the resolution by the Neutral Accounting Firm of the Unresolved Objections shall be final and binding upon the Company and all of its members. The fees and disbursements of the Neutral Accounting Firm shall be allocated between the Principal Member and the holders of Class A Units in the same proportion that the aggregate amount of Unresolved Objections so submitted to the Neutral Accounting Firm are unsuccessfully disputed by each such side (as finally determined by the Neutral Accounting Firm) bears to the total amount of the Unresolved Objections so submitted, as determined by the Neutral Accounting Firm in its final determination. With respect to any costs allocated to holders of Class A Unit, the Company may deduct the portion applicable to each holder of Class A Unit from the next Redemption Exchange Value payable by the Company to such holder or, if no further Redemption Exchange Value is payable by the Company, such holder shall pay such amount to the Company.

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(h)            Redemption Closing.

(i)            Within five (5) days following the date on which the WillowTree Financial Information Package delivered in respect of such Redemption Year has become final and binding upon the parties hereto pursuant to Section 3.5(g), the Company shall deliver to each Class A Unitholder a statement (the “Redemption Closing Statement”) setting forth (A) with respect to each Class A Unitholder, (I) the aggregate number of Units held by such Class A Unitholder, (II) the number of Class A Units held by such Class A Unitholder that may be subject to (x) a Redemption Exercise with respect to such Redemption Year and, if applicable, (y) the deferral right pursuant to Section 3.5(c), and (III) in the event any such Class A Units are ultimately subject to a valid Redemption Exercise with respect to such period, the maximum percentage of the consideration to be paid in respect of such Class A Shares that the Company proposes to settle through the issuance of Parent Shares (the “Maximum Non-Cash Redemption Payment”), (B) the Exercise Period, (C) the Redemption Per Unit Value and (D) instructions as to how such Class A Unitholder may effect a Redemption Exercise or deferral right pursuant to Section 3.5(c).

(ii)            Within five (5) days following the expiration of the Exercise Period, if a valid Redemption Exercise is made with respect to a Class A Unitholder, the Company shall deliver to such Class A Unitholder a statement (A) setting forth (I) the number of such Class A Unitholder’s Redeemable Class A Units, (II) the Redemption Per Unit Value and (III) the Redemption Exchange Value payable to such Class A Unitholder with respect to such Redemption Exercise and, if applicable, (B) the percentage of such Redemption Exchange Value to be paid in cash (the “Cash Redemption Payment”) and (C) the percentage of such Redemption Exchange Value to be settled through the issuance of Parent Shares, which percentage shall not exceed the Maximum Non-Cash Redemption Payment (the “Non-Cash Redemption Payment”), and (D) attaching copies of the applicable forms set forth in Section 3.5(h)(iii)(A).

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(iii)            The closing of the redemption of all Redeemable Class A Units shall take place on a date (the “Redemption Closing Date”) mutually agreed between the Company and the Class A Representative Member within thirty (30) days after the delivery of the statement set forth in Section 3.5(h)(ii). At the Redemption Closing Date:

(A)            Each holder of Redeemable Class A Units shall deliver to the Company (x) a duly executed consent (in a form reasonably satisfactory to the Company) that contains only the following provisions: (I) such holder’s consent to the relevant redemption, (II) such holder’s surrender of such holder’s redeemed Class A Units and any rights related thereto and (III) if such holder is a married resident of a community property jurisdiction (in the USA currently the states of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin), a spousal consent from such holder’s spouse and (y) if the Company has elected to satisfy a portion of the related Redemption Exchange Value through the issuance of Parent Shares, a duly completed accredited investor questionnaire in the form attached as Exhibit B (as such form may reasonably be revised by the Principal Member to reflect changes of applicable securities Laws between the Effective Date and the relevant Redemption Closing Date).

(B)            The Company shall pay to each holder of Redeemable Class A Units (x) the applicable Cash Redemption Payment less (y) if applicable, any Class A Offset Amount applicable to such holder as set forth in a Class A Expense Fund Notice, in cash by wire transfer of immediately available funds.

(C)            Parent shall issue Parent Shares representing the applicable Non-Cash Redemption Payment (calculated in accordance with Section 3.5(d)).

(D)            If the Class A Representative Member timely delivers a Class A Expense Fund Notice, the Company shall pay to the Class A Expense Fund (as directed by the Class A Representative Member) the applicable Class A Offset Amount in cash by wire transfer of immediately available funds.

(i)            Requisite Approvals. If the Company intends to settle any Redemption Exchange Value through the issuance of Parent Shares, then, prior to the expiration of the applicable Redemption Year, the Company shall cause Parent to submit the redemption agreement set forth in this Section 3.5 for approval to Parent’s shareholders. Notwithstanding anything to the contrary herein, the Company’s right to deliver Parent Shares issued by Parent in consideration for the redemption of any Class A Units as set forth in this Section 3.5 shall be subject to the satisfaction in full of each of the following conditions: (i) the issuance of such Parent Shares be approved by the Toronto Stock Exchange, the New York Stock Exchange and Parent’s shareholders prior to the Redemption Closing Date, (ii) if the Parent Shares issued to a recipient of such Parent Shares would be considered “Registrable Securities” (as defined in the Registration Rights Agreement), such Parent Shares shall be included in an effective registration statement filed with the U.S. Securities and Exchange Commission that provides for the resale of Parent Shares by such recipient pursuant to the terms of the Registration Rights Agreement, and (iii) the Company shall have otherwise complied with all of its obligations to the Equity Rollover Participants under the Registration Rights Agreement (clauses (i) through (iii), collectively, the “Share Issuance Conditions”). If any of the Share Issuance Conditions is not satisfied, the Company shall be obliged to settle the relevant amount in cash.

(j)            Adjustment of Provisions. In the event of any change in the capitalization of Parent such as a stock split or reverse stock split or a corporate transaction such as any merger, consolidation, separation, or otherwise, the number of Parent Shares to be issued under this Section 3.5 in redemption for any Class A Units shall be equitably adjusted to prevent dilution or enlargement of rights.

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(k)            Appointment of Class A Representative Member.

(i)            As of the Effective Date, each holder of Class A Units hereby appoints and authorizes the Class A Representative Member as such Person’s representative, agent and attorney-in-fact for and on behalf of such Person to exercise any powers under, and for all purposes in connection with, this Agreement and any related agreements, including: (A) to give and receive notices and communications, (B) to execute and deliver such waivers and consents in connection with, and amendments to, this Agreement as the Class A Representative Member, in its sole discretion, determines to be desirable, (C) to retain and appoint advisors, (D) to assert, agree to, negotiate, enter into settlements and compromises of, and initiate litigation or arbitration and comply with orders of courts or arbitral tribunals with respect, to all claims and disputes under this Agreement, (E) to negotiate and execute any waivers or amendments of, or give consents or approvals under, this Agreement, (F) to make all determinations and decisions with respect to any adjustment to consideration to be made pursuant to this Section 3.5, (G) to make all other decisions contemplated by this Agreement to be made by the Class A Representative Member (including to adopt and implement the Management Incentive Plan), (H) to use the amounts in the Class A Expense Fund to satisfy any third-party, out-of-pocket expenses, charges or liabilities that the Class A Representative Member incurs, or may incur, in the exercise of it rights, or performance of its duties, under this Agreement, and (I) to take all actions necessary or appropriate in the judgment of the Class A Representative Member for the accomplishment of the foregoing. No bond shall be required of the Class A Representative Member. From and after the Effective Date, notices or communications to or from the Class A Representative Member shall constitute notice to or from each of the holders of Class A Units. The power of attorney granted in this Section 3.5(k) is coupled with an interest and is irrevocable, may be delegated by the Class A Representative Member and shall survive the death, incapacity, bankruptcy, dissolution or termination of existence of each holder of Class A Units.

(ii)            The Class A Representative Member will incur no liability in connection with its services pursuant to this Agreement except to the extent resulting from its gross negligence or willful misconduct. The Class A Representative Member shall not be liable for any action or omission pursuant to the advice of counsel. The holders of Class A Units shall indemnify the Class A Representative Member from and against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of, or in connection with, this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided that, in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Class A Representative Member, the Class A Representative Member shall reimburse the holders of Class A Units the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. The Class A Representative Member shall not be deemed to be a trustee or other fiduciary on behalf of any holder of Class A Units or any other Person, nor shall the Class A Representative Member have any liability in the nature of a trustee or other fiduciary. The Class A Representative Member does not make any representation or warranty as to, nor shall it be responsible for or have any duty to ascertain, inquire into or verify: (A) any statement, warranty or representation made in or in connection with this Agreement or any related document; (B) the performance or observance of any of the covenants or agreements of any Person under this Agreement or any related document; or (C) the genuineness, legality, validity or enforceability of this Agreement, any related document or any other instrument or writing furnished in connection herewith or therewith. The Class A Representative Member shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, facsimile or similar writing) believed by it to be genuine and to be signed or sent by the proper party or parties.

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(iii)            A decision, act, consent or instruction of the Class A Representative Member shall constitute a decision, act, consent or instruction of all holders of Class A Units with respect to the matters set out in this Section 3.5 and shall be final, binding and conclusive upon each holder of Class A Units and the Company and the Principal Member may conclusively rely, without inquiry, upon any such decision, act, consent or instruction of the Class A Representative Member as being the decision, act, consent or instruction of each and every holder of Class A Units.

(iv)            Each holder of Class A Units shall, on a Pro Rata Basis, pay or reimburse the Class A Representative Member, upon presentation of an invoice, for all costs and expenses of the Class A Representative Member (including fees and expenses of counsel and financial and other advisors to the Class A Representative Member) in connection with: (i) any matter relating to or arising out of this Agreement or any related document, including the enforcement of this Agreement and any of the related document and/or the protection or preservation of the rights of each holder of Class A Units and/or the Class A Representative Member against any member of the Parent Group, or any of their respective assets, and (ii) any amendment, modification or waiver of any of the terms of this Agreement or any related document (whether or not any such amendment, modification or waiver is signed or becomes effective) (such costs and expenses, the “Class A Expenses”). The Class A Representative Member shall establish an account (the “Class A Expense Fund”) for payment of Class A Expenses. On the Effective Date, each holder of Class A Units shall pay to the Class A Expense Fund (as directed by the Class A Representative Member) its Pro Rata Share of Five Hundred Thousand Dollars ($500,000). If a holder of Class A Units fails to pay its Pro Rata Share of any amounts due by such Person under this Section 3.5(k)(iv) within ten (10) Business Days, any such amounts so owed shall accrue interest at the Default Rate (such amount, together with accrued interest, “Class A Expense Default Amount”). From time to time, if the Class A Representative Member determines additional amounts are needed in the Class A Expense Fund to fund incurred or future Class A Expenses (“Additional Class A Expense Fund Amount”), or if a holder of Class A Units owes a Class A Expense Default Amount, the Class A Representative Member shall be entitled (by delivery of written notice to the Company on or prior to the Redemption Closing Date (a “Class A Expense Fund Notice”)) to deduct such Class A Unitholder’s Pro Rata Share of the Additional Class A Expense Fund Amount or the full amount of the Class A Expense Default Amount, as the case may be (each, a “Class A Offset Amount”), from such Class A Unitholder’s applicable Cash Redemption Payment. On a date reasonably following the redemption of all Class A Units, the satisfaction of all obligations of the holders of Class A Units and the Class A Representative Member under this Agreement and any related document and the payment of all incurred for all potential Class A Expenses, the Class A Representative Member shall distribute to each holder of Class A Units its Pro Rata Share of any amounts then remaining in the Class A Expense Fund.

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Article IV
Allocations of Profits and Losses

Section 4.1      Profits and Losses. For each Tax Year, (or portion thereof), except as otherwise provided in this Agreement, Profits and Losses (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 4.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 9.5(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Gross Asset Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 9.5(c), to the Members immediately after making such allocations, minus (ii) such Member’s share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 4.2      Special Allocations.

(a)            Nonrecourse Deductions for any Tax Year shall be specially allocated to the Members on a pro rata basis, in accordance with the number of Units owned by each Member as of the last day of such Tax Year. The amount of Nonrecourse Deductions for a Tax Year shall equal the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that Tax Year over the aggregate amount of any distributions during Tax Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with the provisions of Treasury Regulations Section 1.704-2(d).

(b)            Any Member Nonrecourse Deductions for any Tax Year shall be specially allocated to the Member who bears economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). If more than one Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss. This Section 4.2(b) is intended to comply with the provisions of Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.

(c)            Notwithstanding any other provision of this Agreement to the contrary, if there is a net decrease in Company Minimum Gain during any Tax Year (or if there was a net decrease in Company Minimum Gain for a prior Tax Year and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 4.2(c)), each Member shall be specially allocated items of Company income and gain for such Tax Year in an amount equal to such Member’s share of the net decrease in Company Minimum Gain during such year (as determined pursuant to Treasury Regulations Section 1.704-2(g)(2)). This section is intended to constitute a minimum gain chargeback under Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

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(d)            Notwithstanding any other provision of this Agreement except Section 4.2(c), if there is a net decrease in Member Minimum Gain during any Tax Year (or if there was a net decrease in Member Minimum Gain for a prior Tax Year and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 4.2(d)), each Member shall be specially allocated items of Company income and gain for such year in an amount equal to such Member’s share of the net decrease in Member Minimum Gain (as determined pursuant to Treasury Regulations Section 1.704-2(i)(4)). This Section 4.2(d) is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(e)            Notwithstanding any provision hereof to the contrary except Section 4.2(a) and Section 4.2(b), no Losses or other items of loss or expense shall be allocated to any Member to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) at the end of such Tax Year. All Losses and other items of loss and expense in excess of the limitation set forth in this Section 4.2(e) shall be allocated to the Members who do not have an Adjusted Capital Account Deficit in proportion to their relative positive Capital Accounts (as adjusted pursuant to the definition of Adjusted Capital Account Deficit) but only to the extent that such Losses and other items of loss and expense do not cause any such Member to have an Adjusted Capital Account Deficit.

(f)            Notwithstanding any provision hereof to the contrary except Section 4.2(c) and Section 4.2(d), in the event any Member unexpectedly receives any adjustment, allocation or distribution described in paragraph (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Tax Year) shall be specially allocated to such Member in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation pursuant to this Section 4.2(f) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.2(f) were not in this Agreement. This Section 4.2(f) is intended to constitute a qualified income offset under Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(g)            If any Member has an Adjusted Capital Account Deficit at the end of any Tax Year, that Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.2(g) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Article IV have been made as if Section 4.2(f) and this Section 4.2(g) were not in this Agreement.

(h)            To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to any Member in complete liquidation of such Member’s Equity Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) if such section applies or to the Member to whom such distribution was made if Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

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(i)            The allocations set forth in Section 4.2(a) through Section 4.2(h) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations (and anticipated future Regulatory Allocations) shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocation of other items and the Regulatory Allocations to each Member should be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. This Section 4.2(i) is intended to minimize to the extent possible and to the extent necessary any economic distortions that may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.

(j)            Items of income, gain, loss, deduction or credit resulting from a Covered Audit Adjustment shall be allocated to the Members in accordance with the applicable provisions of the Partnership Tax Audit Rules.

(k)            The Principal Member may, but shall not be obligated to, elect to adjust the basis of the assets of the Company for federal income tax purposes in accordance with Code Section 754.

Section 4.3      Allocations for Tax Purposes in General.

(a)            Except as otherwise provided in this Section 4.3, each item of income, gain, loss, deduction, and credit of the Company for U.S. federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated under Section 4.1 and Section 4.2.

(b)            In accordance with Code Section 704(c) and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Gross Asset Values), items of income, gain, loss and deduction with respect to any Company property having a Gross Asset Value that differs from such property’s adjusted U.S. federal income tax basis shall, solely for U.S. federal income tax purposes, be allocated among the Members to account for any such difference using such method or methods as determined by the Principal Member in its sole discretion and in accordance with the applicable Treasury Regulations.

(c)            Any (i) recapture of depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions, and (ii) recapture of grants or credits shall be allocated to the Members in accordance with applicable law.

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(d)            Tax credits of the Company shall be allocated among the Members as provided in Treasury Regulation Sections 1.704-1(b)(4)(ii) and 1.704-1(b)(4)(viii), as interpreted by the Principal Member in its sole discretion.

(e)            Allocations pursuant to this Section 4.3 are solely for purposes of U.S. federal, state and local taxes and shall not affect or in any way be taken into account in computing any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

Section 4.4      Other Allocation Rules.

(a)            The Members are aware of the income tax consequences of the allocations made by this Article IV and the economic impact of the allocations on the amounts receivable by them under this Agreement. The Members hereby agree to be bound by the provisions of this Article IV in reporting their share of Company income and loss for U.S. federal income tax purposes.

(b)            The provisions regarding the establishment and maintenance for each Member of a Capital Account as provided by Section 3.3 and the allocations set forth in Sections 4.1, 4.2 and 4.3 are intended to comply with the Treasury Regulations and to reflect the intended economic entitlement of the Members. If the Principal Member determines, in its sole discretion, that the application of the provisions in Sections 3.3, 4.1, 4.2 or 4.3 would result in non-compliance with the Treasury Regulations or would be inconsistent with the intended economic entitlement of the Members, the Principal Member is authorized to make any appropriate adjustments to such provisions.

(c)            All items of income, gain, loss, deduction and credit allocable to an interest in the Company that may have been Transferred shall be allocated between the Transferor and the Transferee in accordance with a method determined by the Principal Member and permissible under Code Section 706 and the Treasury Regulations thereunder.

(d)            The Members’ proportionate shares of the “excess nonrecourse liabilities” of the Company, within the meaning of Treasury Regulations Section 1.752-3(a)(3), shall be allocated to the Members on a pro rata basis, in accordance with the number of Units owned by each Member, except to except to the extent such allocation is determined to be inconsistent with the requirements of applicable Law, in which case such liabilities shall be allocated among Members in a manner to be determined by the Principal Member in its sole discretion.

(e)            The Principal Member shall amend this Article IV from time to time to reflect the allocation of Profit and Loss in connection with priority distributions on any preferred units or other Equity Interests that may be issued by the Company (other than Units).

(f)            The Principal Member may amend or interpret the provisions of this Article IV as, in the Principal Member’s reasonable discretion, may be necessary or appropriate to comply with the applicable Treasury Regulations or other legal requirements and to properly reflect the economic intent of this Agreement.

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Article V
Distributions

Section 5.1      Distributions.

(a)            Distributions.

(i)            In General. Distributions may be declared by the Board out of Distributable Cash or other funds or property legally available therefor (such Distributable Cash or other funds or property, “Distributable Assets”) in such amounts, at such time and on such terms (including the payment dates of such Distributions) as the Board in its sole discretion may determine using such record date as the Board may designate. Notwithstanding any other provision herein to the contrary, no Distributions shall be made to any Member to the extent such Distribution would render the Company insolvent or violate the Act. For purposes of the foregoing sentence, insolvency means the inability of the Company to meet its payment obligations when due.

(ii)            Regular Distributions. Each distribution of Distributable Assets (other than in respect of Proceeds From Sale or Liquidation) shall be made to the holders of Class B Units, in proportion to the number of Class B Units held by such holders at the time of such distribution.

(iii)            Proceeds From Sale or Liquidation. Each distribution of Proceeds From Sale or Liquidation shall be made, (A) to the holders of Units, in proportion to the respective Capital Contributions (if any) made by each such holder, until the aggregate amount distributed pursuant to this Section 5.1(a)(iii)(A) is equal to the aggregate amount of Capital Contributions made by such holders, and thereafter (B) to the holders of Units in proportion to the number of Units held by such holder at the time of such distribution.

(iv)            Tax Distributions. Notwithstanding anything in Section 5.1(a)(i) to the contrary, to the extent of any Distributable Cash, subject to any restrictions that may be imposed by any creditor of the Company or applicable Law and less reserves the Principal Member shall cause the Company to make a Distribution (a “Tax Distribution”) to the holders of Units, in an amount equal to the excess, if any, of (A) the product of (I) the Principal Member’s estimate of the amount of taxable income that will be allocated to the applicable Member pursuant to Section 4.3 for the entire Tax Year (but including for this purpose any allocations under Section 704(c) of the Code and disregarding (x) any adjustments pursuant to Section 734 or 743 of the Code, and (y) any guaranteed payment to such Member under Section 707(c) of the Code or any payment to a Member not in his, her or its capacity as a Member pursuant to Section 707(a) of the Code), which shall be determined by the Principal Member in its reasonable discretion and (II) the Distribution Tax Rate, over (B) the aggregate amount of all prior distributions paid to such Member in respect of its Units under this Section 5.1 during such Tax Year (including any Tax Distribution paid under this Section 5.1(a)(iv) during such Tax Year). The Principal Member shall have the right in its sole discretion to (1) adjust subsequent Tax Distributions up or down to reflect any variation between estimated quarterly Tax Distributions and the Tax Distribution that would have been computed under this Section 5.1(a)(iv) based on subsequent tax information, and (2) otherwise adjust the amount of Tax Distributions made under this Section 5.1(a)(iv) consistent with the purposes of this provision, which is to provide the Members, with sufficient liquidity to fund their tax liabilities incurred as a result of taxable income allocable with respect to their ownership of Units. Each Distribution pursuant to this Section 5.1(a)(iv) shall be made to the Persons shown on the Company's books and records as holders of Units as of the date of such Tax Distribution; provided that, for the avoidance of doubt, nothing in this Section 5.1(a)(iv) shall require that Tax Distributions be made to Members on a pro rata basis. The amount of any Tax Distributions made to a Member shall be offset against future distributions which such Member is entitled to receive under this Agreement (including pursuant to a liquidation of the Company). Neither the Company nor the Principal Member shall have any liability to a Member for penalties or interest arising from non-payment or incorrect estimates of such Member’s Tax Distributions.

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(b)            Withholding; Tax Forms.

(i)            The Company shall, to the extent required by applicable Law, be entitled to withhold from or pay on behalf of or with respect to any Member to the extent required to discharge any obligation of the Company to withhold or make payments to any governmental or taxing authority with respect to any federal, state, local or foreign tax liability of such Member arising as a result of such Member’s interest in the Company (including, without limitation, any taxes required to be paid by the Company pursuant to Section 6225 of the Code or any other applicable provision of federal, state, local or foreign Law). Any amount that is (A) withheld by the Company, (B) withheld from a payment otherwise due to the Company and is determined based on, or that varies, as a result of the tax status of such Member (or its direct or indirect equity owners) (including, without limitation, any taxes that are required to be withheld by the Company or from a payment due to the Company under Sections 1441, 1442, 1445, 1446(a) or 1446(f) of the Code) or (C) a Partnership Audit Payment that is attributed to a Member in accordance with Section 7.5(c) (collectively, the “Withheld Taxes”) will be subject to the provisions in this Section 5.1(b)(i). A Member’s share of any Withheld Taxes shall be deemed to have been distributed to such Member or, to the extent that any such tax is not withheld from a distribution, such Member shall reimburse the Company therefor within fifteen (15) calendar days after the Company gives notice to such Member making demand therefor. Each Member agrees to indemnify and hold harmless the Company and each of the other Members, from and against liability for taxes, interest, or penalties which may be asserted by reason of the failure to deduct and withhold tax on amounts distributable or allocable to such Member. Any amount payable hereunder by a Member shall be paid promptly to the Company upon request for such payment from the Company, and if not so paid, the Company shall be entitled to claim against and deduct from the Capital Account of, or from any distribution due to, the affected Member for all such amounts. The provisions contained in this Section 5.1(b)(i) shall survive a Member’s ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company. Each Member acknowledges that the Principal Member may be required to provide the identities of each such Member's direct and indirect beneficial owners to a governmental entity. In the event the Company has to withhold any amounts pursuant to Section 1471 through Section 1474 of the Code or any non-U.S. laws, rules or regulations implementing any intergovernmental agreements entered into in connection with the implementation of such Sections of the Code (“FATCA”), such withheld taxes will be allocated or apportioned to those Members whose failure to provide tax forms, documents or other information results in the imposition of such withheld taxes under FATCA.

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(ii)            Each Member shall provide to the Company an original and properly completed IRS Form W-9, W-8BEN, W-8BEN-E, W-8IMY, W-8ECI or W-8EXP withholding certificate, and any other similar form, document or certificate as may be reasonably requested by the Company, no later than ten (10) calendar days after the execution of this Agreement and thereafter (A) upon a change in circumstances that makes any information provided on such IRS Form inaccurate, (B) from time to time as required by Law, or (C) upon a reasonable request by the Company.

(c)            Distributions in Kind. No Member has any right to demand or receive property other than cash. Assets of the Company distributed in kind shall be valued based on the Gross Asset Value thereof.

(d)            Exculpation. The Members hereby consent and agree that, except as expressly provided herein or required by applicable Law, no Member shall have an obligation to return cash or other property paid or distributed to such Member under Section 18-502(b) of the Act or otherwise.

Article VI
Management

Section 6.1      Board.

(a)            Except as otherwise provided in this Agreement, the powers of the Company shall be exercised under authority of, and the business and affairs of the Company shall be managed under the direction of, a Board of Directors (the “Board”), which shall be comprised of natural persons (each such person, a “Director”) who shall be appointed in accordance with the provisions of Section 6.1(b). The Board shall consist of six Directors (or such lower number as the Principal Member may determine from time to time, but not less than four directors). Except as otherwise provided in this Agreement, the Board shall have the sole and absolute authority to make all decisions and to take any and all actions (within or outside the ordinary course of the Company’s business) relating to the Company. Except as provided in this Agreement, no Member (other than in such person’s capacity as a Director or an officer of the Company) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to incur any expenditures, liabilities or obligations on behalf of the Company.

(b)            The Principal Member shall have the authority to select and appoint the Directors; provided, however, that, for so long as the Class A Representative Member holds at least ten percent (10%) of the Class A Units initially held by the Class A Representative Member, two of the Directors shall be holders of Class A Units who shall be mutually agreed on by the Class A Representative Member and the Principal Member, and who shall initially be Tobias Dengel and Mike Moore (any such Directors mutually agreed by the Class A Representative Member and the Principal Member, the “Class A Directors”). Each Director shall serve until such Director’s resignation or removal. A Director may resign at any time by providing a written notice to the Principal Member. Any Director may be removed at any time (with or without cause) by the Principal Member; provided, however, that, for so long as the Class A Representative Member holds at least ten percent (10%) of the Class A Units initially held by the Class A Representative Member, the Class A Directors may only be removed (with or without cause) by the Class A Representative Member. The Directors, in the performance of their duties as such, shall owe to the Company and the Members duties of loyalty and due care of the type owed by the directors of a business corporation to such corporation and its stockholders under the DGCL.

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Section 6.2     Meetings.

(a)            Generally. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Directors participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Director at least three (3) days prior to each such meeting.

(b)            Special Meetings. Special meetings of the Board shall be held on the call of any three (3) Directors or the (2) Class A Directors upon at least three (3) days’ written notice to the Directors, or upon such shorter notice as may be approved by all the Directors. Any Director may waive such notice as to herself or himself.

(c)            Attendance and Waiver of Notice. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 6.3     Quorum; Manner of Acting.

(a)            Quorum. A majority of the Directors serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b)            Participation. Any Director may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Directors participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Director may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of electronic transmission, or as otherwise permitted by applicable Law.

(c)            Binding Act. Each Director shall have one vote on all matters submitted to the Board. With respect to any matter before the Board, the act of a majority of the Directors constituting a quorum shall be the act of the Board.

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Section 6.4     Action by Written Consent. Notwithstanding the provisions of Section 6.2 and Section 6.3, any action required or permitted to taken by the Board may be taken without a meeting if either (a) a written consent of a majority of the Directors on the Board shall approve such action (provided that notice and a copy of such written consent is provided to all Directors at least (3) days prior to the effectiveness of such written consent), or (b) a written consent constituting all of the Directors on the Board shall approve such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

Section 6.5     Officers. The Board shall appoint one or more officers (each, an “Officer”) of the Company with such titles as may be designated by the Board to carry on the business of the Company and to act in the name of the Company with such authority as may be delegated to the Officers by the Board; provided that, unless otherwise determined by the Board, the assignment of a title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office for an officer of a business corporation organized under the DGCL. Each Officer may act pursuant to his or her delegated authority until such Officer is removed by the Board. Any action taken by an Officer pursuant to the authority delegated to such Officer shall constitute the act of, and be binding upon, the Company. Each Officer shall serve until her or his resignation or removal. An Officer may resign at any time by providing a written notice to the Board. Any Officer may be removed at any time (with or without cause) by the Board. The Officers, in the performance of their duties as such, shall owe to the Company and the Members duties of loyalty and due care of the type owed by the officers of a business corporation to such corporation and its stockholders under the DGCL.

Section 6.6     Certain Approval Rights; Certain Operations of the Group Companies.

(a)            Notwithstanding anything to the contrary set forth herein, the Company and the TI Members agree that, until the end of the applicable periods set forth in Exhibit C, none of the decisions or actions set forth in Exhibit C shall be taken, adopted or permitted to be taken or adopted, by or with respect to any Group Company, without the written consent of the Class A Representative Member (acting on behalf of all holders of Class A Units) in accordance with the terms described therein.

(b)            The Company, the Principal Member and the Class A Representative Member agree that the Company and the Principal Member shall (and that the Principal Member shall cause Parent and its controlled Affiliates to), comply with the operating covenants set forth in Exhibit D in accordance with the terms described therein until the end of the Approval Period.

(c)            Notwithstanding anything to the contrary herein, until December 31, 2027, the TI Members (i) shall operate, and shall cause the operation of, the Group Companies in good faith and in a commercially reasonable manner and (ii) shall not take or permit any action, directly or indirectly, with respect to the operation of the Group Companies, the primary purpose of which action is to minimize or reduce any Redemption Exchange Value, or any components thereof; provided, that for the avoidance of doubt, this Section 6.6 shall not limit the ability of any Member or the Company to effect a Redemption Exercise in accordance with Section 3.5.

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(d)            For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement (including any Exhibit), nothing shall restrict or limit a sale, change of control, merger, amalgamation or similar corporate reorganization of Parent.

Section 6.7     Indemnification.

(a)            None of the Members, any Director or any Officer (or any Affiliate, director, officer, employee, holder of any equity interests, partner, trustee, member, manager, representative or agent of such Person) (each, a “Covered Person”) will be liable to the Company or any Member for any loss, damage, liability, obligation, fine, claim, action, suit, proceeding, demand, expense, tax or similar item, whether arising in contract, tort or otherwise, or any attorney fees relating to any of the foregoing (collectively, “Damages”), suffered or incurred by any Person on account, or by reason, of any claim, demand or Legal Proceeding based on or arising from, any act taken or omitted to be taken in good faith in the course of representing or performing services for the Company or otherwise in the capacity as a Member, Director or Officer, as the case may be, unless such Covered Person (i) engaged in fraud or a bad faith violation of the implied contractual covenant of good faith and fair dealing or a bad faith violation of this Agreement or (ii) such Covered Person would not be so entitled to be indemnified and held harmless if the Company were a corporation organized under the DGCL that indemnified and held harmless its directors, Officers, employees and agents to the fullest extent permitted by Section 145 of the DGCL as in effect on the date of this Agreement (but including any expansion of rights to indemnification thereunder from and after the date of this Agreement).

(b)            The Company shall indemnify any Covered Person and hold such Covered Person harmless from and against all Damages suffered or incurred by such Covered Person in the course of serving as a Member, Director or Officer or otherwise representing or acting for or on behalf of the Company (in each case within the scope of such Person’s authority), unless such Covered Person (i) engaged in fraud or a bad faith violation of the implied contractual covenant of good faith and fair dealing or a bad faith violation of this Agreement or (ii) such Covered Person would not be so entitled to be indemnified and held harmless if the Company were a corporation organized under the DGCL that indemnified and held harmless its directors, Officers, employees and agents to the fullest extent permitted by Section 145 of the DGCL as in effect on the date of this Agreement (but including any expansion of rights to indemnification thereunder from and after the date of this Agreement); provided, however, that, notwithstanding anything in this Agreement to the contrary, any such indemnification will be solely from the net assets of the Company, and no Member will be required to make any Capital Contribution or otherwise pay any amount from its own assets as a result thereof. If a Covered Person makes a claim for indemnification and requests in writing that the Company advance to such Person the expenses of defending any claim, demand or Legal Proceeding brought by a third party giving rise to such indemnification claim or appearing as a witness or other participation in a Legal Proceeding involving the Company, the Company shall advance such expenses; provided, however, that such Covered Person furnishes the Company with such assurances and security as may be reasonably requested by the Company to assure repayment of the amounts advanced by the Company in the event that a judgment or other final adjudication (in each case which is not subject to appeal) is rendered holding that such Person is not entitled to be indemnified by the Company pursuant to this Agreement. The Covered Person shall agree to return to the Company amounts advanced by the Company in the event that a judgment or other final adjudication (in each case which is not subject to appeal) is rendered holding that such Covered Person is or was not entitled to be indemnified by the Company in accordance with this Agreement.

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(c)            Notwithstanding anything to the contrary in this Agreement, except as otherwise expressly required by Law, no Member, solely by reason of being a Member, shall have any liability, other than pursuant to this Agreement, in excess of (i) the amount of such Member’s aggregate Capital Contributions, (ii) such Member’s share of any undistributed profits and assets of the Company and (iii) the amount of any distributions received by such Member.

(d)            The right to indemnification and the advancement and payment of expenses conferred in this Section 6.7 shall not be exclusive of any other right which an Covered Person indemnified pursuant to this Section 6.7 may have or hereafter may acquire under any Law, including the Act, any provision of the Certificate of Formation or this Agreement or otherwise.

Section 6.8     Certain Costs and Expenses. The Company shall reimburse each Class A Director for any reasonable and documented costs, fees or expenses that were incurred by such Class A Director in connection with serving as such. The Company shall reimburse the Principal Member for any reasonable and documented costs, fees or expenses that the Principal Member in good faith determines were incurred by it (or Other Parent Group Entities) in connection with serving as the Principal Member and, to the extent that the Principal Member determines in its good faith discretion that such expenses are related to the business and affairs of the Principal Member that are conducted through the Company and/or its Subsidiaries (including, with respect to expenses that relate to the business and affairs of the Company and/or its Subsidiaries and that also relate to other activities of the Principal Member or any Other Parent Group Entity, the portion of such expenses that, in the good faith determination of the Principal Member, should be allocated to the Company), the Principal Member may cause the Company to pay or bear all expenses of the Other Parent Group Entities; provided that the Company shall not pay or bear any income tax obligations of any Other Parent Group Entity (except to the extent contemplated in Section 7.5(c) hereof). For the avoidance of doubt, none of the costs, fees or expenses described in this Section 6.8 shall impact any determination of any Redemption Exchange Value, or any components thereof.

Article VII
Accounting, Fiscal and Certain Tax Matters

Section 7.1     Fiscal Year. The fiscal year of the Company (the “Fiscal Year”) shall begin on January 1 of each year and shall end on December 31 of the same year.

Section 7.2     Books of Account and Other Information. The Company shall prepare and maintain, at its principal place of business, separate books and records with respect to the Company’s business, including (i) books of account for the Company that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company’s business in accordance with GAAP consistently applied, and, to the extent inconsistent therewith, in accordance with this Agreement and (ii) all books and records necessary to provide to the Members any information required to be provided pursuant to Section 18-305 of the Act. Such books and records, together with a copy of this Agreement and of the Certificate of Formation, shall at all times be maintained at the principal place of business of the Company and shall be open to inspection and examination by each Member and its duly authorized representative for any purpose reasonably related to such Member’s interest as a Member of the Company at the offices of the Company (or such other location designated by the Board ) during regular business hours, at such Member’s expense, and upon ten (10) Business Days’ notice to the Company. All questions of accounting shall be determined by the Principal Member acting reasonably. At all times during the continuance of the Company, the Company shall maintain, at its principal place of business, separate books and records with respect to the Company’s business, including all books and records necessary to provide to the Members any information required to be provided pursuant to Section 18-305 of the Act.

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Section 7.3     Auditors. The auditors of the Company shall be selected by the Principal Member from time to time and may be the same auditors as those of the Principal Member and its other Affiliates.

Section 7.4     Certain Tax Matters.

(a)            The Members intend that the Company shall be classified as a partnership for U.S. federal, state, and local income tax purposes and neither the Company nor any Member shall make or, regardless of any other section of this Agreement, have the authority to make an election to change such classification without first obtaining the consent of all of the Members. The Members agree to take such actions as may be necessary to receive and maintain the classification of the Company specified in this Section 7.4(a) and to refrain from taking any actions inconsistent therewith. Notwithstanding the foregoing, the Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture and that no Member or the Company shall be a partner or joint venturer of any other Member or the Company for any purposes other than federal and, if applicable, state, local and non-U.S. income tax purposes, and this Agreement shall not be construed to the contrary, and no Member shall be liable for the debts, liabilities or obligations of the Company or any other Member. The Members intend that the Company shall be classified as a corporation for Canadian federal, provincial and local income tax purposes (“Canadian Tax Purposes”). All Profits and Losses of the Company shall not be allocated to the Members for Canadian Tax Purposes, but instead such Profits and Losses shall belong to the Company for such purposes.

(b)            The Company shall prepare and file, or cause to be prepared and filed, all tax returns of the Company (including on IRS Form 1065) in a timely manner (taking into account extensions) and shall cause all tax returns of the Company to be filed in a timely manner (taking into account extensions). The Company shall prepare such information (including a Schedule K-1 and any comparable foreign, state and local tax forms) as shall be necessary to enable each Member and its direct and indirect interest holders to prepare their income tax returns provided that the Company shall use commercially reasonable efforts to provide estimates of the information to be set forth on such Schedule K-1 no more than one hundred twenty (120) days after the end of each Tax Year. The cost of the preparation and filing of tax returns of the Company shall be borne by the Company. Each Member shall cooperate in good faith to provide to the Company any information that is reasonably necessary to permit the Company to comply with its tax reporting obligations.

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(c)            In addition to the elections described in Section 7.5 below, the Principal Member shall cause the Company to make any election provided under the Code, the Treasury Regulations promulgated under the Code or any corresponding or similar provision of state of local Law as the Principal Member determines (in its sole discretion) to be appropriate and in the best interest of the Company and the Members.

Section 7.5     Partnership Audit Rules. The Principal Member shall be entitled, in its sole discretion to make an election under Section 6221(b) of the Code on each income tax return for each taxable year in which the Company is eligible under applicable Law to make such an election. For any taxable year for which Principal Member does not make such election or the election is otherwise unavailable under applicable Law:

(a)            The Principal Member shall serve as the Company’s “partnership representative” within the meaning of Section 6223(a) of the Code, and if a “designated individual”, as that term is defined in Treasury Regulations Section 301.6223-1(b)(3) (a “Designated Individual”), is required to be appointed under the Partnership Tax Audit Rules, the Principal Member shall designate the individual to serve as the Designated Individual. In accordance with the Partnership Tax Audit Rules and to the extent provided therein, the Principal Member shall have the authority to remove and replace the Designated Individual and designate such Designated Individual’s successor. To the extent that the Principal Member reasonably deems necessary, each Member shall take all actions reasonably required to cause such designations and removals to be effective under the Partnership Tax Audit Rules. The Principal Member and the Designated Individual shall have the power and authority granted to each in such capacities under the Partnership Tax Audit Rules and shall have the authority to otherwise control any such audit or examination at the expense of the Company (including by engaging accountants, legal counsel or experts), and each shall exercise (and the Principal Member shall cause the Designated Individual to exercise) such power and authority in a manner consistent with this Agreement.

(b)            The Principal Member, in its reasonable discretion exercised in good faith, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Principal Member or the Company under the Partnership Tax Audit Rules (including any election under Section 6226 of the Code). To the extent that an election under Section 6226(a) of the Code is available under applicable Law, the Principal Member shall, in its sole discretion, determine whether to cause the Company to make such election within the time period required by applicable Law, and if any election is made, the Principal Member shall furnish to each Member for the year under audit a statement of the Member’s share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Section 6226(b) of the Code.

(c)            To the extent that the Company does not make an election under Section 6226 of the Code, the Principal Member shall use commercially reasonable efforts to make any modifications available under Sections 6225(c)(3), (4) and (5) of the Code, to the extent that such modifications would reduce any taxes payable by the Company. Each Member agrees to reasonably cooperate with the Principal Member and the Designated Individual and to do or refrain from doing any or all actions reasonably requested by the Principal Member or the Designated Individual with respect to the conduct of an audit or examination under the Partnership Tax Audit Rules. The economic burden of the imputed underpayment within the meaning of Section 6225 of the Code (including any interest and penalties imposed thereon) that are payable by the Company for any taxable year (the “Reviewed Year” and such payments, collectively the “Partnership Audit Payments”) shall be reasonably apportioned by the Principal Member among the Members and any former members. Such apportionment shall be based on the manner in which the adjusted tax items are allocated among the Members under the Agreement for the Reviewed Year and taking into account the extent to which the Company’s imputed underpayment was modified by adjustments (to the extent approved by the IRS or permitted by the Code or Treasury Regulations) attributable to (i) a particular Member’s (or any direct or indirect interest holder of a Member’s) tax classification, tax rates, tax attributes, the character of tax items to which the adjustment relates or similar factors or (ii) a Member’s filing of an amended return and payment of taxes in a manner that complies with Section 6225(c)(2) of the Code. The portion of the Partnership Audit Payments that are apportioned to a Member or former Member shall be treated as a payment of Withheld Taxes under Section 5.1(b) with respect to such Member and shall be subject to the provisions of Section 5.1(b).

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(d)            Any references in this Section 7.5 to the Code shall be deemed to include references to any corresponding or similar provision of state or local Law.

(e)            Any reasonable third-party costs or expense of the Principal Member or the Designated Individual acting in its capacity as such in connection with the tax matters of the Company shall be paid or reimbursed by the Company and shall be treated as a cost or expense of the Company.

(f)            The provisions contained in this Section 7.5 shall survive a Member’s ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company.

Article VIII
Transfers of Interests

Section 8.1     Restrictions on Transfer.

(a)            No Member shall Transfer all or any portion of its Units or other Equity Interests in the Company, except (i) as provided in Section 3.5 and Section 8.1(c), (ii) (direct or indirect) Transfers of Class B Units by the Principal Member to any Other Parent Group Entity, (iii) in the case of a Class A Unitholder that is not an Entity, (direct or indirect) Transfers of such Class A Unitholder’s Class A Units to (A) such Class A Unitholder’s Family Members, (B) one or more trusts established in whole or in part for the benefit of such Class A Unitholder and/or such Class A Unitholder’s Family Members or (C) one or more other Entities owned by such Class A Unitholder, or (iv) in the case of a Class A Unitholder that is an Entity, (direct or indirect) Transfers of such Class A Unitholder’s Class A Units to any holder of Equity Interests in such Class A Unitholder; provided, however, that Transfers pursuant to the foregoing clauses (iii) and (iv) shall require the Principal Member’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that a Transfer by will or intestacy does not require the prior written consent of the Principal Member. If notwithstanding the provisions of this Section 8.1(a), all or any portion of a Member’s Units are Transferred in violation of this Section 8.1(a), involuntarily, by operation of law or otherwise, then without limiting any other rights and remedies available to the other parties under this Agreement or otherwise, the Transferee of such Equity Interest (or portion thereof) shall not be admitted to the Company as a Member or be entitled to any rights as a Member hereunder, and the Transferor will continue to be bound by all obligations hereunder, unless and until the Principal Member consents in writing to such admission, which consent shall be granted or withheld in the Principal Member’s sole discretion. Any attempted or purported Transfer of all or a portion of a Member’s Equity Interests in violation of this Section 8.1(a) shall, to the fullest extent permitted by Law, be null and void and of no force or effect whatsoever. For the avoidance of doubt, the restrictions on Transfers contained in this Article VIII shall not apply to the Transfer of any shares of capital stock of Parent, including any Parent Shares.

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(b)            In addition to any other restrictions on Transfer herein contained, including the provisions of this Article VIII, in no event may any Transfer or assignment of Units by any Member be made (i) to any Person who lacks the legal right, power or capacity to own Units, (ii) if such Transfer (A) would be considered to be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof”, as such terms are used in Treasury Regulations Section 1.7704-1, (B) would result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), or (C) would cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or a successor provision or to be classified as a corporation pursuant to the Code or successor of the Code, (iii) if such Transfer would cause the Company to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code), (iv) if such Transfer would, in the opinion of counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to the Plan Asset Regulations or otherwise cause the Company to be subject to regulation under ERISA, (v) if such Transfer requires the registration of such Units or any Equity Interests issued upon any exchange of such Units, pursuant to any applicable U.S. federal or state securities Laws; or (vi) if such Transfer subjects the Company to regulation under the Investment Company Act of 1940 or the Investment Advisors Act of 1940. Any attempted or purported Transfer of all or a portion of a Member’s Equity Interests in violation of this Section 8.1(b) shall, to the fullest extent permitted by Law, be null and void and of no force or effect whatsoever.

(c)            If, following the end of the Exercise Period after the Third Redemption Year, any holder of Unredeemed Class A Units receives a bona fide offer from an independent third party for all or a portion of such holder’s Unredeemed Class A Units that such holder intends to accept, then each of the Company and the Principal Member shall have a right of first refusal to purchase such Unredeemed Class A Units pursuant to the same terms and conditions as those offered to such holder of Unredeemed Class A Units and such holder shall give notice of such offer to the Company and the Principal Member. For a period of ninety (90) days following receipt of such notice, the Company and the Principal Member may then elect to purchase the relevant Unredeemed Class A Units from such holder and the Company or the Principal Member, on the one hand, and such holder, on the other hand, shall enter into a purchase and transfer agreement for the sale of such shares at the same price and on customary terms. Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 8.1(c) including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. If, following receipt of a bona fide offer from an independent third party for Unredeemed Class A Units by a holder thereof and delivery of notice thereof to the Company and the Principal Member, neither the Company nor the Principal Member elects to purchase such Unredeemed Class A Units, then the holder shall be permitted to sell such Unredeemed Class A Units pursuant to the terms of such offer to such independent third party; provided that the restrictions and provisions set forth in Section 8.1(b), Section 8.2, Section 8.3 and Section 8.4 shall apply with respect to such Transfer.

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(d)            Notwithstanding anything to the contrary herein, the Principal Member may, prior to the Effective Date, have entered into agreements with persons holding options to acquire equity interests in the Company pursuant to which such person (or persons holding other non-equity interests that entitle them to participate in the proceeds from the Merger) (each, an “Option Rollover Participant”) agreed to commit to use a portion of such Option Rollover Participant’s after tax proceeds from the cash consideration payable to such Option Rollover Participant as a result of the Merger to purchase from the Principal Member equity interests in the Company, with effect as of immediately following the Merger and the adoption of this Agreement for a value determined pursuant to valuation metrics that are, in substance, similar to those applied with respect to the Equity Rollover Participants under the Acquisition Agreement. If the Principal Member agreed to sell any Class B Units to an Option Rollover Participant in accordance with the foregoing sentence to an Option Rollover Participant pursuant to the foregoing sentence, then, immediately upon such transfer, such Class B Units shall automatically convert with no further action needed into an equal number of Class A Units.

Section 8.2     Notice of Transfer.

(a)            Other than in connection with Transfers made pursuant to Section 3.5, each Member shall, after complying with the provisions of this Agreement, but in any event no later than three Business Days following any Transfer of Equity Interests, give written notice to the Principal Member and the Company of such Transfer. Each such notice shall describe the manner and circumstances of the Transfer.

(b)            A Member making a Transfer permitted by this Agreement shall, unless otherwise determined by the Principal Member, (i) have delivered to the Company an affidavit of non-foreign status with respect to such Transferor that satisfies the requirements of Section 1446(f)(2) of the Code or other documentation establishing a valid exemption from withholding pursuant to Section 1446(f) of the Code or (ii) contemporaneously with the Transfer, properly withhold and remit to the IRS the amount of tax required to be withheld upon the Transfer by Section 1446(f) of the Code (and provide evidence to the Company of such withholding and remittance promptly thereafter).

Section 8.3     Transferee Members.

(a)            A direct Transferee of Units pursuant to this Article VIII shall have the right to become a Member only if (i) the requirements of this Article VIII are met, (ii) such Transferee executes a Joinder, (iii) such Transferee represents that the Transfer was made in accordance with all applicable securities Laws, (iv) the Transferor or Transferee shall have reimbursed the Company for all reasonable expenses (including attorneys’ fees and expenses) of any Transfer or proposed Transfer of a Member’s Equity Interests, whether or not consummated and (v) if such Transferee or his or her spouse is a resident of a community property jurisdiction (in the USA currently the states of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin), then such Transferee’s spouse shall also execute a Joinder. Unless agreed to in writing by the Principal Member, the admission of a Member shall not result in the release of the Transferor from any Liability that the Transferor may have to each remaining Member or to the Company under this Agreement or any other contract between the Principal Member, the Company or any of its Subsidiaries, on the one hand, and such Transferor or any of its Affiliates, on the other hand. Written notice of the admission of a Member shall be sent promptly by the Company to each remaining Member.

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(b)            The direct Transferee of Units pursuant to this Article VIII shall be deemed admitted to the Company as a substitute Member at the time as the Principal Member determines that the conditions in this Article VIII are satisfied and such Person is listed as a member of the Company in the books and records of the Company.

(c)            If a holder of Class A Units intends to Transfer either less than all of its Class A Units or all of its Class A Units to different Transferees, then, notwithstanding anything to the contrary herein, for purposes of Section 3.5, such holder and its Transferee(s) (in case of a partial Transfer to one or more Transferee(s)) or such Transferees (in case of a full Transfer to two or more Transferees), as applicable, shall be considered one holder of Class A Units and such Persons may only jointly exercise their rights pursuant to Section 3.5.

Section 8.4     Legend. Each Member is hereby given notice of the following legend, and, if any certificates representing any Units shall be issued hereafter, then each such certificate shall be stamped with or otherwise set forth a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.

THE TRANSFER AND VOTING OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF WLTR HOLDINGS, LLC (THE ISSUER OF THESE SECURITIES) AS IT MAY BE AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME, AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE ISSUER OF SUCH SECURITIES.”

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Article IX
Dissolution, Liquidation and Termination

Section 9.1     No Dissolution. The Company shall not be dissolved by the withdrawal of any Member (subject to Section 9.2(d)).

Section 9.2     Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following events:

(a)            the determination by the Principal Member or the Board to dissolve and terminate the Company;

(b)            the sale of all or substantially all of the Company’s assets;

(c)            the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act; or

(d)            at any time when there are no Members unless the Company is continued in accordance with the Act.

Section 9.3     Bankruptcy of a Member. The “bankruptcy” (as defined in Sections 18-101(1) and 18-304 of the Act) of a Member shall not cause such Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

Section 9.4     Effectiveness of Dissolution. The dissolution of the Company shall be effective on the day on which the event described in Section 9.2 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.5 and the Certificate of Formation shall have been cancelled as provided in Section 9.6.

Section 9.5     Liquidation. If the Company is dissolved pursuant to Section 9.2, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a)            Liquidator. The Principal Member (or such other Person designated by the Principal Member and who agrees to act as liquidator) shall act as liquidator (the “Liquidator”) to wind up the Company. The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company’s assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)            Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

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(c)           Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable Law:

(i)            first, to the payment of all of the Company’s debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)            second, to the establishment of, and additions to, reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)            third, to the Members in accordance with Section 5.1(a)(iii).

(d)           Discretion of the Liquidator. Notwithstanding the provisions of Section 9.5(a) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 9.5(c), if, upon dissolution of the Company, the Liquidator reasonably determines that an immediate sale of part or all of the Company’s assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon unanimous consent of the Members, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 9.5(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its fair market value, as determined by the Liquidator in good faith.

Section 9.6     Cancellation of Certificate. Upon completion of the distribution of the assets of the Company as provided in Section 9.5(c), the Company shall be terminated and the Liquidator shall cause the cancellation of the “Certificate of Formation” in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 9.7     Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination.

Section 9.8     Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and such Member’s Capital Account and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

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Article X
Miscellaneous

Section 10.1     Amendments; Waivers.

(a)          The terms and provisions of this Agreement may be waived, modified or amended (including by means of merger, consolidation or other business combination effected in accordance with Section 6.6 to which the Company is a party) by the Principal Member without the approval of any other Member, except that no such amendment may:

(i)            modify the limited liability of any Member, or increase the Liabilities or obligations of any Member, in each case, without the consent of each such affected Member;

(ii)            materially alter or change any rights, preferences or privileges of any Equity Interests in the Company in a manner that is prejudicial relative to any other Equity Interests in the Company, without the approval of a majority in interest of the Members holding such Equity Interests affected in such a prejudicial manner;

(iii)            materially alter or change any rights, preferences or privileges of the Class A Units in a manner that is prejudicial (or that could reasonably be expected to have a prejudicial effect) relative to any other current or future class of Units, without the approval of a majority in interest of the Members (or the Class A Representative Member on such Members’ behalf) holding the Class A Units affected in such a prejudicial manner; or

(iv)            materially alter or change any rights, preferences or privileges of any Member in a manner that is prejudicial (or that could reasonably be expected to have a prejudicial effect) relative to any other Member holding the same class of Units, without the approval of such Member affected in such a prejudicial manner.

(b)          Notwithstanding anything to the contrary in Section 10.1(a) (i) subject to Section 10.1(d) and, for the avoidance of doubt, Section 6.6, the Principal Member, acting alone, may amend this Agreement (including Schedule I) (A) to reflect the admission of new Members, as provided by the terms of this Agreement, (B) to the minimum extent necessary to comply with or administer in an equitable manner the Partnership Tax Audit Rules in any manner determined by the Principal Member, and (C) as necessary to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code and (ii) the Principal Member and the Class A Representative Member may jointly amend this Agreement for purposes of (A) adopting and implementing the Management Incentive Plan and (B) providing that the amount of all amounts and obligations required to be paid by the Company pursuant to the Management Incentive Plan shall be deducted on a dollar-for-dollar basis from the Redemption Exchange Values payable pursuant to Section 3.5 (provided that such deduction shall generally affect all Class A Unitholders on a pro rata basis as reasonably determined by the Principal Member and the Class A Representative Member).

(c)            No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

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(d)            Notwithstanding anything herein to the contrary, for so long as the Class A Representative Member holds any Units, Section 3.2, Section 3.5, Section 6.6, Article VI, Article VIII and this Section 10.1, Section 10.16, Exhibit C, Exhibit D, Exhibit E or Annex I (including any related definitions) may not be amended without the written consent of the Class A Representative Member.

Section 10.2     Further Assurances. Each party hereto agrees that it will from time to time, upon the reasonable request of another party, execute such documents and instruments and take such further action as may be required to accomplish the purposes of this Agreement.

Section 10.3     Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon the parties and their respective successors and assigns, but shall inure to the benefit of and be enforceable by the successors and assigns of any Member only to the extent that they are permitted successors and assigns pursuant to the terms hereof. No party may assign its rights hereunder except as herein expressly permitted.

Section 10.4     Certain Representations by Members. Each Member, by executing this Agreement or any Joinder and becoming a Member, whether by making a Capital Contribution, by admission in connection with a permitted Transfer or otherwise, represents and warrants to the Company and the Principal Member, as of the date of its admission as a Member, that such Member (or, if such Member is disregarded for U.S. federal income tax purposes, such Member’s regarded owner for such purposes) is either: (a) not a partnership, grantor trust or Subchapter S corporation for U.S. federal income tax purposes (e.g., an individual or Subchapter C corporation), or (b) is a partnership, grantor trust or Subchapter S corporation for U.S. federal income tax purposes, but (i) permitting the Company to satisfy the 100-partner limitation set forth in Treasury Regulations Section 1.7704-1(h)(1)(ii) is not a principal purpose of any beneficial owner of such Member in investing in the Company through such Member and (ii) such Member was formed for business purposes prior to or in connection with the investment by such Member in the Company or for estate planning purposes.

Section 10.5     Entire Agreement. This Agreement (including its exhibits and schedules), the other Transaction Documents and all other agreements referenced therein and herein, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto and there are no warranties, representations or other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein and therein.

Section 10.6     Rights of Members Independent. The rights available to the Members under this Agreement and at Law shall be deemed to be several and not dependent on each other and each such right accordingly shall be construed as complete in itself and not by reference to any other such right. Any one or more or any combination of such rights may be exercised by a Member or the Company from time to time and no such exercise shall exhaust the rights or preclude another Member from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.

49

Section 10.7     Expenses. Except as otherwise provided in this Agreement, each party shall bear its own expenses in connection with the transactions contemplated by this Agreement.

Section 10.8     Headings. The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 10.9     No Third-Party Beneficiaries. Except for the provisions related to exculpation and indemnification of Covered Persons in Section 6.7, nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under this Agreement or otherwise create any third party beneficiary hereto.

Section 10.10     Notices. All notices, demands or other communication under or in connection with this Agreement to or upon the respective parties hereto shall be made in written form and shall be deemed to have been duly given or made upon receipt by delivery in person, by an internationally recognized overnight courier service, by e-mail (provided that either receipt of such e-mail is acknowledged by the respective recipient or a confirmatory hardcopy is sent without undue delay by an internationally recognized courier service) or registered or certified mail (postage prepaid, return receipt requested) to the respective party at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.10):

(a)	If to the Company, to:

WLTR Holdings, LLC

1835 Broadway Street

Charlottesville, Virginia 22902

Attn: Chief Transformation Officer

With a copy (which shall not constitute notice) to:

TELUS International (Cda) Inc.

510 West Georgia Street, Floor 7

Vancouver, British Columbia

V6B 0M3

Canada

Attention: Michel Belec, SVP, CLO & Corporate Secretary

Email: Michel.belec@telus.com

(b)	If to the Principal Member, to:

TELUS International Holding (U.S.A.) Corp.

2251 South Decatur Boulevard

Las Vegas, Nevada 89102

Attn: Chief Transformation Officer

With a copy (which shall not constitute notice) to:

TELUS International (Cda) Inc.

510 West Georgia Street, Floor 7

Vancouver, British Columbia

V6B 0M3

Canada

Attention: Michel Belec, SVP, CLO & Corporate Secretary

Email: Michel.belec@telus.com

(c)	If to another Member, to the address set forth with respect to such Member on Schedule I.

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Section 10.11     Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement, to the extent permitted by Law shall remain in full force and effect, provided that the essential terms and conditions of this Agreement for all parties remain valid, binding and enforceable.

Section 10.12     Governing Law. This Agreement and any controversy or claim, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement) arising out of or related to the company relationship among the Members and the Company, shall be governed by, and construed and enforced in accordance with, the internal Laws of the State of Delaware, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Delaware to be applied.

Section 10.13     Arbitration. Any dispute arising under, or in connection with, this Agreement or its validity or termination, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement), shall be exclusively submitted to, and finally resolved by, arbitration administered by the International Chamber of Commerce (ICC) under its Arbitration Rules. In addition to the foregoing arbitration rules, the Rules on the Taking of Evidence in International Arbitration of the International Bar Association shall apply. The place of arbitration shall be New York County, New York. Judgment on the arbitral award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

Section 10.14     Counterparts. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto, including any Joinder, may be executed in one or more counterparts and by different parties in separate counterparts any may delivered by email or other electronic means. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party.

Section 10.15     Parent Guaranty. Simultaneously herewith, the Parent has executed a Guaranty in favor of the Class A Unitholders, a copy of which is attached hereto as Exhibit E.

Section 10.16     Management Incentive Plan. The Principal Member, the Class A Representative Member and the Company shall work in good faith to cause the Company to adopt a Management Incentive Plan, consistent with the terms and conditions set forth on Annex I hereto (including such changes as the Principal Member and Class A Representative Member may mutually agree in writing, the “Management Incentive Plan”), as soon as reasonably practicable following the Execution Date; provided that the obligations of the Company under the Management Incentive Plan would be deducted from the redemption payments under Section 3.5.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

PRINCIPAL MEMBER:

TELUS INTERNATIONAL HOLDING (U.S.A.) CORP.

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

WT MEMBER:

WT BLOCKER CORP.

By:
Name:
Title:

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

Name:

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

SCHEDULE I

MEMBERS

Name	Address	Class A Units	Class B Units
TELUS International Holding (U.S.A.) Corp.	[*]	[●]	[●]
WT Blocker Corp.		[●]	[●]
[●]		[●]	[●]
[●]		[●]	[●]
[●]		[●]	[●]

SCHEDULE 1.1(a)

Billable Employees and Non-Billable Employees

EE ID #	First Name	Middle Name	Last Name	Billable Employee?	Title	Divison	Employment Status
[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

EXHIBIT A

FORM OF JOINDER

[DATE]

Reference is hereby made to the Second Amended and Restated Limited Liability Company Agreement (as amended from time to time, the “LLC Agreement”) of WLTR Holdings, LLC, a Delaware limited liability company (the “Company”). Pursuant to and in accordance with Section 8.3(a) of the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of a holder of [CLASS OF UNITS]].

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set above.

[NEW MEMBER]

By
Name:
Title:

EXHIBIT B

ACCREDITED INVESTOR QUESTIONNAIRE

[attached]

ACCREDITED INVESTOR QUESTIONNAIRE AND CERTIFICATION

The undersigned is a member of, and holder of Class A Units in, WLTR Holdings, LLC, a Delaware limited liability company (the “Company”). In connection with the exercise of redemption rights under the Company’s limited liability company agreement, subordinate voting shares (“TI Shares”) of TELUS International (Cda) Inc. (“TIXT”) may be issued to the undersigned.

In connection with the foregoing, the undersigned investor is being asked to complete the attached questionnaire and certification to confirm it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) for purposes of determining whether the undersigned is eligible to receive TI Shares.

All denominations are in U.S. dollars.

PART 1:	QUESTIONS

Investment Representations

A.	If the undersigned investor is a natural person (i.e., an individual), please place an “X” next to each of the following items which accurately describe the undersigned investor:

☐	(1)	a natural person whose individual net worth[1] (or joint net worth with such person’s spouse) exceeds $1,000,000;

☐	(2)	a natural person who had an individual income[2] in excess of $200,000 in each of the two most recent years and who reasonably expects to have an individual income in excess of $200,000 in the current year or who had joint income[3] in excess of $300,000 in each of the two most recent years and who reasonably expects to have joint income in excess of $300,000 in the current year; or

[1]	For purposes of this item, “net worth” means the excess of total assets at fair market value, excluding (a) the value of the individual’s primary residence, and (b) any debt secured by the individual’s primary residence but not in excess of such primary residence’s fair market value, over total liabilities.

[2]	For purposes of this item, “individual income” means adjusted gross income as reported for Federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under Section 103 of the Internal Revenue Code of 1986 (the “Code”), (ii) the amount of losses claimed as a member in a partnership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

[3]	For purposes of this item, “joint income” means adjusted gross income as reported for Federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under the Code, (ii) the amount of losses claimed as a member in a membership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

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☐	(3)	any director, executive officer, or general partner of TIXT.

(4)	a natural person who holds in good standing one or more of the following professional certifications, designations and other credentials from an accredited educational institution that the U.S. Securities and Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status, please place an “X” next to each credential held by the undersigned investor:

☐	(A)	licensed General Securities Representative (Series 7);

☐	(B)	licensed Investment Adviser Representative (Series 65); and/or

☐	(C)	licensed Private Securities Offerings Representative (Series 82).

B.	If the undersigned investor is not a natural person (i.e., is instead a corporation, partnership, a limited liability company, trust or other entity), please place an “X” next to each of the following items which accurately describe the undersigned investor:

☐	(1)	a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

☐	(2)	a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

☐	(3)	an insurance company as defined in Section 2(a)(13) of the Securities Act;

☐	(4)	an investment company registered under the Investment Company Act of 1940, as amended;

☐	(5)	a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended;

☐	(6)	a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐	(7)	a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

2

(8)	an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if either:

☐	(A)	the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser;

☐	(B)	the employee benefit plan has total assets in excess of $5,000,000; or

☐	(C)	such a plan is a self-directed plan with investment decisions made solely by persons that are “accredited investors;”

☐	(9)	a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐	(10)	one of the following entities which was not formed for the specific purpose of making an investment in the offered securities and which has total assets in excess of $5,000,000:

(A)	an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

(B)	a corporation or partnership; or

(C)	a Massachusetts or similar business trust, partnership or limited liability company;

☐	(11)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring an interest in the offered securities, whose purchase of the membership interests offered is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D;

☐	(12)	an entity in which all of the equity owners are “accredited investors;”

☐	(13)	any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940:

(A)	With assets under management in excess of $5,000,000,

(B)	That is not formed for the specific purpose of acquiring the securities offered, and

(C)	Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐	(14)	Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements in paragraph (B)(13) of this section and whose prospective investment in TIXT is directed by such family office.

3

C.	Indicate by placing an “X” next to the form of entity of the undersigned:

☐	Individual	☐	Limited Partnership

☐	Corporation	☐	General Partnership

☐	Revocable Trust

☐	Other Type of Trust (indicate type):

☐	Other (indicate form of organization):

D.	If the undersigned is not an individual, indicate below whether the following is true: the undersigned (1) was not organized or reorganized for the specific purpose of acquiring the securities of the issuer and (2) has made investments prior to the date hereof, and each beneficial owner of the undersigned has and will share in the investment in proportion to his or her ownership interest in the undersigned.

☐	True

☐	False

E.	Indicate below whether the following is true: this investment is solely for the account of the undersigned and not for the account of another party. [4]

☐	True

☐	False

PART 2:	REPRESENTATIONS AND WARRANTIES

The undersigned hereby represents and warrants to the Company and TIXT as follows:

(1)	The undersigned is an “accredited investor” as that term is defined in Regulation D under the Securities Act. The TI Shares to be acquired by the undersigned pursuant to the limited liability company agreement of the Company are being acquired for the undersigned’s own account for investment purposes and not with a view to, or intention of, any distribution thereof or with any present intention of offering or selling any of such securities in a transaction that would violate the Securities Act or the securities laws of any state of the United States of America or any other applicable jurisdiction.

[4]	Notwithstanding a “True” response, if the undersigned is not an individual, the undersigned may transfer some or all of the investment to those of its equity owners who are accredited investors.

4

(2)	The undersigned is able to bear the economic risk and lack of liquidity of an investment in the TI Shares for an indefinite period of time and to bear the total loss of the investment therein. The undersigned is aware that TI Shares have not been registered under the Securities Act or any applicable state securities laws or the securities laws of any other jurisdiction and, therefore, cannot be sold or otherwise transferred unless subsequently registered under the Securities Act and such applicable state securities laws or if an exemption from such registration is available. The undersigned further specifically acknowledges that such securities may not be sold or otherwise transferred for six months from acquisition thereof unless registered under the Securities Act and applicable state securities laws and that a restricted securities legend will be added to such securities evidencing the foregoing restrictions.

(3)	The undersigned has the knowledge and experience in financial and business matters such that the undersigned is capable of evaluating the merits and risks of the investment in TI Shares and has obtained, to the extent the undersigned deems it necessary, the undersigned’s own personal professional advice with respect to the tax consequences of receiving, and the risks inherent in an investment in, TI Shares and the suitability of an investment in TI Shares, in light of the undersigned’s financial condition and investment needs.

(4)	The undersigned has had an opportunity to ask questions and receive answers from the Company and TIXT concerning the terms and conditions of the investment and has had access to such other information concerning the Company and TIXT as she, he, or it has requested for purposes of making the undersigned’s investment decision.

(5)	The information contained herein is complete and accurate and may be relied upon by the Company and TIXT and their affiliates and representatives.

PART 3:	ACKNOWLEDGMENTS AND COVENANTS

(1)	The undersigned agrees to provide such documentation confirming undersigned’s answers in Part 1 hereof as reasonably requested by the Company and its counsel.

(2)	The information provided by the undersigned in this questionnaire and certification and any documents accompanying it is confidential and will not be reviewed by anyone other than the Company, TIXT and their advisers and counsel; provided, however, that this Questionnaire and Certification may be shown to agents or officials of the SEC, New York Stock Exchange, Toronto Stock Exchange, or any state securities regulatory agency, any securities regulatory authority in Canada or other law enforcement officials upon their request. In addition, the undersigned agrees that this information may also be produced in courts of law or other regulatory tribunal if considered evidentiary or otherwise required.

5

(3)	The undersigned acknowledges and agrees that the information provided by the undersigned in this questionnaire and certification and any documents accompanying it will be relied upon by the Company and TIXT in determining, among other things, whether there are reasonable grounds to believe that the undersigned qualifies as an “Accredited Investor” as that term is defined in Rule 501(a) of Regulation D or is otherwise qualified to invest.

(4)	The undersigned hereby certifies that the information contained herein, including the undersigned answers in Part 1 hereof and the documents that the undersigned has submitted to the Company and TIXT to verify such information are true, accurate and complete to the best of the undersigned’s knowledge. The undersigned further agrees to promptly notify the Company of any changes in the information contained herein.

[Remainder of Page Intentionally Blank]

6

IN WITNESS WHEREOF, the undersigned investor has executed this certification, effective as of the ______ day of _______________.

Investor’s Name: _________________________________________

By: ___________________________________________________

(signature of authorized representative)

Investor’s Mailing Address:

Attention: ______________________________________________

Phone No.: _____________________________________________

Email Address: _______________________________________________

Its.: ___________________________________________________

(name and title of authorized representative)

_____________________________________________

[Signature Page to Accredited Investor Questionnaire]

EXHIBIT C

CLASS A REPRESENTATIVE MEMBER APPROVAL RIGHTS

I.        During the Approval Period, the Company and the TI Members agree that none of the decisions or actions set forth below shall be taken, adopted or permitted to be taken or adopted, by or with respect to any Group Company, without the written consent of the Class A Representative Member (acting on behalf of all holders of Class A Units):

[*]

II.        Until December 31, 2027, the Company and the Members agree that none of the decisions or actions set forth below shall be taken, adopted or permitted to be taken or adopted, by or with respect to the Company or any of its Subsidiaries, without the written consent of the Class A Representative Member (acting on behalf of all holders of Class A Units):

[*]

EXHIBIT D

CERTAIN OPERATING COVENANTS

The Company, the Principal Member and the Class A Representative Member agree that:

1.	the Principal Member shall maintain accounting for the members of the WillowTree Revenue Group separate from the Other Parent Group Entities;

[*]

FORM

OF

PARENT GUARANTEE

This PARENT GUARANTEE, dated as of [•], 2022 (this “Guarantee”), is made and entered into by TELUS International (Cda) Inc., a British Columbia company (the “Guarantor”), in favor of New WT Parent, Inc., a Delaware corporation (the “Class A Representative Member”), for itself and on behalf of the Class A Unitholders (as defined herein). Capitalized terms used but not defined in this Guarantee shall have the meanings ascribed to such terms in the WLTR Holdings LLCA (as defined below).

Reference is made to the Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, LLC, of even date herewith (as may be amended, restated, amended and restated or otherwise modified from time to time, the “WLTR Holdings LLCA”), by and among WLTR Holdings, LLC (the “Company”), TELUS International Holding (U.S.A.) Corp. (the “Principal Member”), WT Blocker Corp. (the “WT Member”), and the other members set forth on Schedule I thereto as “Equity Rollover Participants” (together with all current and future holders of Class A Units, including the Option Rollover Participants, the “Class A Unitholders”).

WHEREAS, the Class A Unitholders have entered into Rollover Agreements with the Company and the Principal Member whereby certain interests in the Company held by such Class A Unitholders, in connection with the consummation of the Acquisition Agreement and transactions contemplated therein, were converted into Class A Units of the Company pursuant to, and upon the terms and subject to the conditions specified in, the Rollover Agreement and, in connection with such transactions, become party to the WLTR Holdings LLCA; and

WHEREAS, the Guarantor will derive substantial benefit from the Class A Unitholders entering into the Rollover Agreements and becoming party to the WLTR Holdings LLCA, and, as a material inducement to the Class A Unitholders to enter into the Rollover Agreements and become party to the WLTR Holdings LLCA, the Guarantor has agreed to enter into this Guarantee.

NOW, THEREFORE, in consideration of the premises and in consideration of the Class A Representative Member and the other Class A Unitholders entering into the Rollover Agreements and the WLTR Holdings LLCA and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), and intending to be legally bound hereby, the Guarantor hereby agrees as follows:

(1)               The Guarantor hereby absolutely, fully, unconditionally and irrevocably guarantees, (a) to each Class A Unitholder the punctual payment of each Redemption Exchange Value owed to such Class A Unitholder if, as and when such Redemption Exchange Value becomes payable under the terms of the WLTR Holdings LLCA to such Class A Unitholder and (b) to the Class A Representative Member (acting on behalf of itself and the other Class A Unitholders), the performance by the Company and the Principal Member of any of their respective other obligations set forth in the WLTR Holdings LLCA if, as and when such performance becomes due under the terms of the WLTR Holdings LLCA and any damages owed in the event of any breach by the Company or the Principal Member of the WLTR Holdings LLCA or the Guarantor of this Guarantee (all of the foregoing, collectively, the “Guaranteed Obligations”).

1

(2)               If the Company or the Principal Member does not pay or perform when due any Guaranteed Obligation, the Guarantor shall immediately, on demand by the Class A Representative Member (or, in the case of a Guaranteed Obligation described in clause (a) of the definition of the Guaranteed Obligations, on demand of the relevant Class A Unitholder), perform, or cause to be performed, or pay, or cause to be paid, to the relevant Class A Unitholder(s) such unpaid or unperformed Guaranteed Obligations in the manner prescribed in the WLTR Holdings LLCA as if the Guarantor was the Company or the Principal Member, as applicable.

(3)               This Guarantee is an absolute, unconditional and continuing guarantee of the full and punctual performance by the Company and the Principal Member of their respective Guaranteed Obligations, notwithstanding any amendment, modification or supplementation of the WLTR Holdings LLCA or any other circumstances that might constitute a defense available to the Guarantor (other than defenses to the payment or performance of the Guaranteed Obligations that are available to the Company or the Principal Member, as applicable, under the WLTR Holdings LLCA). No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing. No extension of time for performance of any obligations or other acts hereunder shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

(4)               The Guarantor hereby represents, warrants and covenants to the Class A Representative Member and the other Class A Unitholders as follows: (i) the Guarantor is a company validly organized and existing under the Laws of the Province of British Columbia; (ii) the Guarantor has all requisite power, authority and legal capacity to execute and deliver this Guarantee and perform its obligations hereunder; (iii) the execution and delivery of this Guarantee has been duly authorized by all required action by the Guarantor and is the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and general equitable principles; (iv) neither the Guarantor’s execution and delivery of this Guarantee nor the performance by the Guarantor of its obligations hereunder will violate or conflict with (a) the organizational documents of the the Guarantor, (b) violate any Law applicable to, binding upon or enforceable against the Guarantor, (c) result in any material breach of, or constitute a material default (or an event which would, with the passage of time or the giving of notice or both, constitute a material default) under, or give rise to a right of payment under or the right to terminate any contract to which the Guarantor is a party or is bound, (d) result in the creation or imposition of any lien or encumbrance upon any of the material property or material assets of the Guarantor or (e) require the consent or approval of any Governmental Authority or any other Person; (v) the Guarantor has, and at all times from the date hereof and for so long as its obligations under this Guarantee remain in effect, will have, readily available funds sufficient for the Guarantor to fulfill its obligations hereunder; and (vi) immediately after giving effect to payment of the full amount of obligations that may be payable hereunder, the Guarantor will (a) be able to pay its debts as they become due, (b) own property which has a fair saleable value greater than the amounts required to pay its respective debts as and when they become due (including a reasonable estimate of the amount of all contingent liabilities), and (c) have adequate capital to carry on its business; (viii) no transfer of property is being made and no obligation is being incurred in connection with its obligations hereunder with the intent to hinder, delay or defraud either present or future creditors of the Guarantor; (ix) there are no Legal Proceedings pending or, to the Guarantor’s knowledge, threatened in writing against Guarantor, at law or in equity, before or by any Governmental Authority which would reasonably be expected to affect the legality, validity or enforceability of this Guarantee or the fulfillment of the Guarantor’s obligations hereunder; (x) the Guarantor will on each Redemption Closing Date have available for issuance pursuant to the terms of the WLTR Holdings LLCA, a number of Parent Shares sufficient to issue each Share Settled Portion of any Redemption Exchange Value payable; and (xi) the Parent Shares comprising such Share Settled Portion will have been duly authorized and, when issued and delivered in accordance with the terms of the WLTR Holdings LLCA, will have been validly issued, fully paid, nonassessable and free of preemptive rights. The Guarantor expressly acknowledges and agrees that the Guarantor’s obligations hereunder is not subject to any condition or contingency with respect to any financing or funding by any third party.

2

(5)               The Guarantor hereby acknowledges that the Class A Representative Member and the other Class A Unitholders have entered into the WLTR Holdings LLCA in reliance on the Guarantor’s execution and delivery of this Guarantee.

(6)               This Guarantee, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Guarantee, or the negotiation, execution or performance of this Guarantee (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Guarantee or as an inducement to enter into this Guarantee), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction, and without giving effect to any conflict-of-laws or other rule that would result in the application of the laws of a different jurisdiction.

(7)               Any dispute arising under, or in connection with, this Agreement or its validity or termination, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement), shall be exclusively submitted to, and finally resolved by, arbitration administered by the International Chamber of Commerce (ICC) under its Arbitration Rules. In addition to the foregoing arbitration rules, the Rules on the Taking of Evidence in International Arbitration of the International Bar Association shall apply. The place of arbitration shall be New York County, New York. Judgment on the arbitral award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

(8)               THE GUARANTOR ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF, OR WITH RESPECT TO, THIS GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE THE GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT THE GUARANTOR MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS GUARANTEE. THE GUARANTOR CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE GUARANTOR WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II)  THE GUARANTOR UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) THE GUARANTOR MAKES THIS WAIVER VOLUNTARILY AND (IV) THE CLASS A REPRESENTATIVE MEMBER AND THE OTHER CLASS A MEMBERS HAVE BEEN INDUCED TO ENTER INTO THE WLTR HOLDINGS LLCA BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION (8). THE CLASS A REPRESENTATIVE MEMBER ON BEHALF OF THE OTHER CLASS A MEMBERS MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS GUARANTEE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE GUARANTOR TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

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(9)               The Guarantor agrees that this Guarantee is intended to be legally binding and specifically enforceable pursuant to its terms, that the Class A Representative Member and the other Class A Members would be irreparably harmed if any of the provisions of this Guarantee are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which the Class A Representative Member and/or the Blocker Seller may be entitled at Law, the Class A Representative Member and other Class A Members shall be entitled to injunctive relief without the posting of any bond to prevent breaches of this Guarantee and to specifically enforce the terms and provisions hereof. The Guarantor further waives any defense that a remedy at Law would be adequate in any action or Legal Proceeding for specific performance or injunctive relief hereunder.

(10)             The rights and obligations of this Guarantee may not be assigned by the Guarantor without the prior written consent of the Class A Representative Member.

(11)             This Guarantee may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Guarantee by electronic mail transmission of a “.pdf” or other similar data file shall be effective as delivery of a manually executed counterpart to this Guarantee.

(12)             In the event any one or more of the provisions contained in this Guarantee or in the WLTR Holdings LLCA should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

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(13)             This Guarantee and any obligation of the Guarantor under this Guarantee will automatically expire and terminate upon the full, complete and indefeasible payment of all Redemption Exchange Values owed to the Class A Unitholders if, as and when payable under the WLTR Company LLCA. Notwithstanding the foregoing, the Guarantor agrees that its guarantee of the Guaranteed Obligations hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Guaranteed Obligation is voided, rescinded or recovered or must otherwise be returned upon the insolvency, bankruptcy or reorganization of the Principal Member or the Company, or otherwise.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be executed by its officer thereunto duly authorized, as of the date of the Agreement.

TELUS INTERNATIONAL (CDA) INC.

By:
Name:
Title:

Acknowledged and agreed:

New WT Parent, Inc., as
Class A Representative Member

By:
Name:
Title:

[Signature Page to Parent Guarantee]

ANNEX I

Management Incentive Plan

Management Incentive Plan (“MIP”) Term Sheet

Capitalized terms used but not defined herein shall have the meanings set forth in the Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC (the “LLC Agreement”).

The Principal Member, the Class A Representative Member and the Company agree to work in good faith to cause the Company to adopt a management incentive plan consistent with the concepts set forth herein:

•	MIP to be granted to eligible participants
•	Minimum aggregate MIP value of $[*] below 17% CAGR and maximum aggregate MIP value of $[*] at 46% CAGR (in each case and all cases in between, “Total MIP Value”)
•	Each Payment Amount (defined below) shall be 100% deducted from the associated Redemption Value
•	Payment Percentage for each Redemption Year to be mutually-agreed
•	Principal Member and Equity Rollover Participants will cooperate in good faith with a view to identifying a MIP structure that (1) implements a tax-efficient structure for MIP participants and (2) minimizes the risk to Principal Member and Company of tax and legal liabilities. Equity Rollover Participants shall present tax structuring proposals to Principal Member, with relevant precedents and tax advisory support, for consideration of viable structures which achieve the previous objectives
•	The Payment Amount shall be consistent with the following Table A:

CAGR[1] (with respect to applicable Redemption Year)	Applicable Percentage
<17%	[*]%
17%	[*]%
18%	[*]%
19%	[*]%
20%	[*]%
21%	[*]%
22%	[*]%
23%	[*]%
24%	[*]%
25%	[*]%
26%	[*]%
27%	[*]%
28%	[*]%
29%	[*]%
30%	[*]%
31%	[*]%
32%	[*]%
33%	[*]%
34%	[*]%
35%	[*]%
36%	[*]%
37%	[*]%
38%	[*]%
39%	[*]%
40%	[*]%
41%	[*]%
42%	[*]%
43%	[*]%
44%	[*]%
45%	[*]%
46%	[*]%

•	All other terms to be mutually-agreed

[1]	CAGR to be calculated in accordance with the LLC Agreement

Definitions

“Payment Amount” means, with respect to each applicable year (but no later than 2027), an amount equal to (x) $[*] million times (y) the Applicable Percentage (as defined herein) times (z) the Payment Percentage.

“Payment Percentage” means the percentage of the Total MIP Value that is granted in a Redemption Year; total Payment Percentages to equal [*]% of Total MIP Value by 2027 year end.

“Applicable Percentage” shall have the meaning set forth on Table A attached hereto.

Strictly Confidential

Exhibit D

Form of Rollover Agreement

See attached.

EXHIBIT D

FORM OF

ROLLOVER AGREEMENT

This ROLLOVER AGREEMENT (this “Agreement”) is made as of [•], 2022, by and among TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), and [•] (“Participant”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Acquisition Agreement (as defined below).

WHEREAS, Buyer and its wholly owned subsidiary Sequoia Merger Subsidiary, LLC, a Delaware limited liability company (“Merger Sub”), have entered into that certain Stock Purchase Agreement and Agreement and Plan of Merger, dated as of October 25, 2022 (the “Acquisition Agreement”), with the Company and Insignia WT Holdings, LLC, a Delaware limited liability company (the “Blocker Seller”) (for itself and in its capacity as Representative), pursuant to which (i) Buyer agreed to purchase from Blocker Seller all of the issued and outstanding shares of capital stock of Insignia WT Blocker Corp., a Delaware corporation (such purchase, the “Blocker Purchase”), and (ii) Merger Sub agreed to merge immediately following the Blocker Purchase with and into the Company (the “Merger”), with the Company continuing as the surviving entity and a wholly owned, direct subsidiary of Buyer (the “Surviving Company”);

WHEREAS, as of the date hereof, Participant holds, and is the beneficial and record owner of, the Units listed on Annex 1 (the “Participant Owned Units”); and

WHEREAS, Participant desires to participate in the future growth of the Company and its subsidiaries following the closing of the Merger by voluntarily electing that the number and type of Participant Owned Units identified next to the heading “Rollover Units” on Annex 1 (such Participant Owned Units, the “Participant Rollover Units”) will, as a result of the Merger, instead of being cancelled and converted into the right to receive cash consideration, automatically be converted into “Class A Units” of the Surviving Company in accordance with the terms of the Acquisition Agreement and the limited liability company agreement of the Surviving Company following the Merger (such rollover, together with all similar rollovers of equity interests in the Company by other holders thereof, the “Rollover”);

WHEREAS, Participant has executed and delivered to Buyer the accredited investor questionnaire attached as Annex 5 (the “Questionnaire”); and

WHEREAS, Buyer is a subsidiary of TELUS International (Cda) Inc., a British Columbia company (together with its subsidiaries, including, after the Closing, the Surviving Company and its subsidiaries, the “TI Group”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

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ARTICLE 1

ROLLOVER

Section 1.1     Rollover of the Participant Rollover Units.

(a)           Participant acknowledges and agrees that, as a result of the Merger, the limited liability company agreement of the Company will be amended and restated to read substantially as set forth in Annex 2 (the “A&R LLC Agreement”). Participant also agrees to execute the A&R LLC Agreement at or promptly following the Closing.

(b)           The parties hereto agree that the Participant Rollover Units constitute “Rollover Company Units” under the Acquisition Agreement and that, as a result of the consummation of the Merger, the Participant Rollover Units will be automatically converted into a number of “Class A Units” of the Surviving Company (such “Class A Units”, the “Participant Converted Units”) as determined pursuant to the terms and conditions of the Acquisition Agreement. Participant hereby acknowledges and agrees that its rights and obligations with respect to the Participant Converted Units will be exclusively set forth in the A&R LLC Agreement (as it may be amended from time to time in accordance with the terms thereof). Effective as of the consummation of the Merger, Participant hereby surrenders any rights Participant has (i) in connection with the Participant Rollover Units (other than the right to conversion into the Participant Converted Units and, if applicable, any right under the Acquisition Agreement to receive a portion of Future Distribution Amounts with respect to such Participant Rollover Units) or (ii) under any limited liability agreement of the Company that currently is, has been, or at any point prior to the consummation of the Merger will have been, in effect.

(c)           Participant hereby acknowledges and agrees that, except to the extent provided in the A&R LLC Agreement, the Participant Converted Units will be non-voting equity interests in the Surviving Company and will be subject to the transfer restrictions set forth in the A&R LLC Agreement (as amended from time to time in accordance with the terms thereof).

(d)           Participant hereby agrees that, from the date hereof until the consummation of the Merger, Participant will not sell, transfer, assign, dispose or encumber such Participant’s Rollover Company Units.

Section 1.2     Closing Deliverables. Prior to the consummation of the Merger:

(a)           Participant shall confirm to Buyer that the Questionnaire delivered by Participant to Buyer is still accurate;

(b)           [Participant shall deliver to Buyer a Restrictive Covenant, Confidentiality, and Intellectual Property Agreement in the form of Annex 4 hereto, duly executed by [Participant]]; and

(c)           Participant shall deliver to the Company a properly completed and executed IRS Form W-9 or appropriate IRS Form W-8, as applicable.

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ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Participant that as of the date hereof:

Section 2.1     Organization. Buyer is a corporation, duly formed, validly existing, and in good standing under the laws of the State of Delaware. Buyer has the necessary power and authority to carry on its business as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement.

Section 2.2     Authorization; No Breach. The execution, delivery and performance of this Agreement and the A&R LLC Agreement have been duly authorized by Buyer. This Agreement and the A&R LLC Agreement have been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and similar laws now or hereafter affecting creditors’ rights and remedies generally and general principles of equity. The execution and delivery by Buyer of this Agreement and the A&R LLC Agreement and the consummation of the transactions contemplated hereby and thereby (including the offering, sale, and issuance of the Participant Converted Units hereunder), do not (a) conflict with or result in a breach of the terms, conditions, or provisions of, (b) constitute (or with notice or lapse of time or both constitute) a default under, (c) result in the creation of any lien, security interest, charge, or encumbrance upon Buyer’s assets pursuant to, (d) result in modification of the effect of, (e) give any third party the right to accelerate any obligation under, (f) result in a violation of, or (g) require any authorization, consent, approval, exemption, or other action by or notice to any court or administrative or governmental body (other than in connection with certain state and federal securities laws and other than listing approvals) pursuant to, Buyer’s certificate of incorporation or bylaws, or any law, statute, rule, regulation, instrument, order, judgment, or decree to which Buyer is subject or any material agreement or instrument to which Buyer is a party.

Section 2.3     Litigation. There are no lawsuits, claims, proceedings, investigations, injunctions, judgments, orders, or decrees pending or, to Buyer’s knowledge, threatened (a) against or affecting Buyer or (b) that challenge or seek to enjoin or delay this Agreement or the transactions contemplated hereby or that would materially adversely affect Buyer’s ability to consummate the transactions contemplated hereby.

Section 2.4     No Other Representations. Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that Participant is not making any representations or warranties directly to Buyer whatsoever, express or implied, beyond those expressly given in Article 3 hereof and the A&R LLC Agreement.

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARTICIPANT

Participant hereby represents and warrants to Buyer, with respect to Participant that as of the date hereof:

Section 3.1     Power and Authority; Organization. If Participant is a natural person, Participant has the legal capacity to enter into and perform Participant’s obligations under this Agreement. If Participant is a legal entity, Participant is duly formed, validly existing, and in good standing under the laws of its jurisdiction of organization and Participant has the necessary power and authority to carry on its business as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement.

Section 3.2     Authorization; No Breach. This Agreement has been duly executed by Participant and constitutes a legal, valid, and binding obligation of Participant, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and similar laws now or hereafter affecting creditors’ rights and remedies generally and general principles of equity. The execution, delivery, and performance by Participant of this Agreement, the consummation of the transactions contemplated hereby, and the participation of Participant in the Rollover hereunder do not and shall not (a) conflict with or result in the breach of any of the terms, conditions, or provisions of, (b) constitute (or with notice or lapse of time or both constitute) default under, (c) result in modification of the effect of, (d) give any third party the right to accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption, or other action by or notice to any court or administrative or governmental body (other than in connection with certain state and federal securities laws) pursuant to, any law (including, but not limited to, applicable securities laws), statute, rule, regulation, instrument, order, judgment, or decree to which such Participant is subject, any material agreement or instrument to which such Participant is a party.

Section 3.3     Litigation. There are no lawsuits, claims, proceedings, investigations, injunctions, judgments, orders or decrees pending or, to such Participant’s knowledge, threatened which challenge or seek to enjoin or delay this Agreement or the transactions contemplated hereby or which would materially adversely affect the ability of such Participant to consummate the transactions contemplated hereby.

Section 3.4     Rollover Representations.

(a)           Participant is acquiring the Participant Converted Units in the Rollover for Participant’s account with the present intention of holding such securities for investment purposes, and such Participant has no intention of selling such securities in a public distribution in violation of federal securities laws or any applicable state securities laws.

(b)           Participant is an “accredited investor,” as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and/or an employee of the Surviving Company and/or one or more member of the TI Group. The Participant Converted Units to be acquired by Participant pursuant to this Agreement are being acquired for Participant’s own account and not with a view to, or intention of, any distribution thereof or with any present intention of offering or selling any of the Participant Converted Units in a transaction that would violate the Securities Act or the securities laws of any state of the United States of America or any other applicable jurisdiction.

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(c)           Participant is able to bear the economic risk and lack of liquidity of an investment in the Participant Converted Units for an indefinite period of time. Such Participant is aware that transfers of the Participant Converted Units may not be possible because the Participant Converted Units have not been registered under the Securities Act or any applicable state securities laws and, therefore, cannot be sold unless subsequently registered under the Securities Act and such applicable state securities laws or an exemption from such registration is available.

(d)          Participant has the knowledge and experience in financial and business matters such that Participant is capable of evaluating the merits and risks of the Rollover, and has obtained, to the extent such Participant deems it necessary, such Participant’s own personal professional advice with respect to the tax consequences of receiving, and the risks inherent in an investment in, the Participant Converted Units, and the suitability of an investment in the Participant Converted Units in light of Participant’s financial condition and investment needs.

(e)           Participant has had an opportunity to ask questions and receive answers from the Company and Buyer concerning the terms and conditions of the Rollover and the issuance of the Participant Converted Units hereunder and has had access to such other information concerning Buyer as she, he, or it has requested for purposes of making Participant’s investment decision.

(f)            Participant is a bona fide resident of or domiciled in the state set forth on Annex 1.

(g)          The Participant Converted Units are being acquired by Participant in such Participant’s name solely for such Participant’s own beneficial interest and not as nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to, any other Person, trust or organization.

(h)           Participant is (i) not a partnership, grantor trust or Subchapter S corporation for U.S. federal income tax purposes (e.g., an individual or Subchapter C corporation), or (ii) a partnership, grantor trust or Subchapter S corporation for U.S. federal income tax purposes, but permitting the Surviving Company to satisfy the 100-partner limitation set forth in Treasury Regulations Section 1.7704-1(h)(1)(ii) is not a principal purpose of any beneficial owner of such Participant in investing in the Surviving Company through such Participant.

(i)            Either (i) the Participant Rollover Units are not subject to vesting, or (ii) to the extent that any of the Participant Rollover Units are subject to vesting, Participant has made a valid election with respect to such units pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended.

(j)           Except for the express representations and warranties contained in Article 2 of this Agreement and Buyer’s representations and warranties in the Acquisition Agreement and the A&R LLC Agreement, Participant has not relied on any other information in determining whether to consummate the Rollover.

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Section 3.5     Spousal Consent. Participant either (a) is not a married resident of a community property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin) or (b) has delivered to Buyer a validly executed spousal consent in the form attached as Annex 3.

Section 3.6     No Other Representations. Notwithstanding anything contained in this Agreement to the contrary, Participant acknowledges and agrees that neither Buyer nor any of its Affiliates is making any representations or warranties directly to such Participant whatsoever, express or implied, beyond those expressly given in Article 2 hereof and in the A&R LLC Agreement. Participant further represents that none of the Affiliates, officers, directors, employees, agents, consultants, attorneys or representatives of Buyer and its Affiliates, nor any other Person has made any representation or warranty directly to such Participant, express or implied, as to the accuracy or completeness of any information regarding the Participant Converted Units, Buyer, or the transactions contemplated by this Agreement or the Acquisition Agreement not expressly set forth in this Agreement or the Acquisition Agreement.

ARTICLE 4

RELEASE

Section 4.1     Participant Release. In each case, effective solely upon the Closing:

(a)           Participant hereby irrevocably, unconditionally and completely (i) releases, acquits and forever discharges the Company, its affiliates, and the TI Group, and each of its and their past, present and future assigns and representatives, agents, directors, officers, managers, employees, affiliates, stockholders or members, partners and controlling persons of any of the foregoing (collectively, the “Company Releasees”) from any past, present or future commitment, dispute, claim, controversy, demand, right, obligation, liability, action or cause of action, including any unknown, unsuspected or undisclosed claim, including with respect to services provided to the Company and its affiliates prior to the date hereof, and any rights under the Company’s 2018 Equity Incentive Plan and any Option awards granted thereunder (each, a “Participant Claim”) and (ii)   covenants not to sue any of the Company Releasees with respect to any Participant Claims that are released pursuant hereto or that Participant has had, now has or may have at any future time by reason of any cause, matter or thing whatsoever, directly or indirectly related to any action taken or omitted to be taken by each of the Company Releasees at any time on or prior to the execution of this Agreement. Notwithstanding anything herein to the contrary, released Participant Claims shall not include, and nothing in this Agreement is intended to, nor does it, limit, impair or otherwise modify or affect, any claims or rights that Participant had, has or may have (A) as an officer, manager or director of the Company or any of its subsidiaries with respect to any claims or rights to indemnification or exculpation under the Company’s or such subsidiaries’ organizational documents, any indemnification agreement as in effect immediately prior to the Closing or any applicable directors’ and officers’ insurance policies in accordance with their terms as in effect from time to time, (B) under this Agreement, the A&R LLC Agreement or any agreement executed in connection therewith, (C) to accrued but unpaid wages, unreimbursed business expenses and accrued benefits, (D) relating to or arising out of fraud, willful misconduct or gross negligence and/or (E) that cannot be waived by law.

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(b)           For the purpose of implementing a full and complete release and discharge of the Company Releasees, Participant expressly acknowledges that the foregoing release is intended to include in its effect all Participant Claims which does not know or suspect to exist in Participant’s favor against any of the Company Releasees (including unknown and contingent Participant Claims), and that the foregoing release expressly contemplates the extinguishment of all such Participant Claims (except to the extent expressly set forth herein). Further, Participant acknowledges that nothing in this Agreement precludes Participant from filing a charge of discrimination or a like charge or complaint with a state or local fair employment practice agency. However, on and after the Closing, Participant understands and acknowledges that Participant may not receive a monetary award or any other form of personal relief from any Company Releasee in connection with any such charge or complaint that Participant files or that is filed on Participant’s behalf.

(c)           Participant acknowledges that Participant may hereafter discover facts in addition to or different from those which Participant now knows or believes to be true with respect to the subject matter of the Participant Claims, but Participant intends to and, by operation of this Agreement shall have, fully, finally and forever settled and released any and all Participant Claims without regard to the subsequent discovery of existence of such different or additional facts.

(d)           Participant represents, warrants, covenants and agrees that Participant has not and will not assign or transfer any Participant Claim or possible Participant Claim against any Company Releasee.

(e)            Participant agrees that Participant has personally read and understands this provisions of this Section 4.1 and has, prior to the execution hereof, had the opportunity to receive independent legal advice in respect hereof.

Section 4.2     Company Release. In each case, effective solely upon the Closing:

(a)           The Company, on behalf of itself and each of its past, present and future assigns and representatives, agents, directors, officers, managers, employees, affiliates, stockholders or members, partners and controlling persons of any of the foregoing (collectively, the “Company Releasing Parties”), hereby irrevocably, unconditionally and completely (i) releases, acquits and forever discharges the Participant, the Participant’s affiliates (excluding the Company and its subsidiaries), and each of their respective past, present and future assigns and representatives, agents, directors, officers, managers, employees, affiliates, stockholders or members, partners and controlling persons of any of the foregoing, as applicable (collectively, the “Participant Releasees”), from any past, present or future commitment, dispute, claim, controversy, demand, right, obligation, liability, action or cause of action, including any unknown, unsuspected or undisclosed claim, including with respect to service provided by the Participant to the Company and its affiliates prior to the date hereof (each, a “Company Claim”) and (ii) covenants not to sue any of the Participant Releasees with respect to any Company Claims that are released pursuant hereto or that any Company Releasing Party has had, now has or may have at any future time by reason of any cause, matter or thing whatsoever, directly or indirectly related to any action taken or omitted to be taken by any of the Participant Releasees at any time on or prior to the execution of this Agreement. Notwithstanding anything herein to the contrary, released Company Claims shall not include, and nothing in this Agreement is intended to, nor does it, limit, impair or otherwise modify or affect, any claims or rights that any of Company Releasing Party had, have or may have (A) under this Agreement, the A&R LLC Agreement or any agreement executed in connection therewith, (B) relating to or arising out of fraud, willful misconduct or gross negligence and/or (C) that cannot be waived by law.

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(b)           For the purpose of implementing a full and complete release and discharge of the Participant Releasees, the Company, on behalf of itself and each other Company Releasing Party, expressly acknowledges that the foregoing release is intended to include in its effect all Company Claims which the Company or each other Company Releasing Party does not know or suspect to exist in any Company Releasing Party’s favor against any of the Participant Releasees (including unknown and contingent Company Claims), and that the foregoing release expressly contemplates the extinguishment of all such Company Claims (except to the extent expressly set forth herein).

(c)           The Company, on behalf of itself and each other Company Releasing Party, acknowledges that a Company Releasing Party may hereafter discover facts in addition to or different from those which such Company Releasing Party now knows or believes to be true with respect to the subject matter of the Company Claims, but the Company, on behalf of itself and each other Company Releasing Party, intends to and, by operation of this Agreement shall have, fully, finally and forever settled and released any and all Company Claims without regard to the subsequent discovery of existence of such different or additional facts.

(d)           The Company, on behalf of itself and each other Company Releasing Party, represents, warrants, covenants and agrees that the Company, on behalf of itself and each other Company Releasing Party, has not and will not assign or transfer any Company Claim or possible Company Claim against any Participant Releasee.

(e)           The Company, on behalf of itself and each other Company Releasing Party, agrees that it has read and understands the provisions of this Section 4.2 and has, prior to the execution hereof, had the opportunity to receive independent legal advice in respect hereof.

ARTICLE 5

MISCELLANEOUS

Section 5.1     Termination of this Agreement. The Company, Buyer and Participant acknowledge and agree that this Agreement may be terminated only by the joint written consent of Buyer and Participant, provided, however, that this Agreement will automatically terminate and be of no further effect if, at any time prior to the consummation of the Merger, the Acquisition Agreement has been terminated in accordance with its terms.

Section 5.2     Entire Agreement. This Agreement and the documents and instruments and other agreements specifically referred to herein or therein delivered pursuant hereto or thereto, including all the Annexes attached hereto: (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements, memoranda, term sheets and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder.

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Section 5.3     Amendments and Waivers. No modification, amendment, or waiver of any provision hereof shall be effective against the Company, Buyer or Participant unless such modification, amendment, or waiver is approved in writing by each of the Company, Buyer and Participant. The failure of any party to enforce any provision of this Agreement or under any agreement contemplated hereby shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement and any agreement referred to herein in accordance with their terms.

Section 5.4     Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by any party to this Agreement.

Section 5.5     Governing Law. This Agreement and all claims arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the choice of law principles of such state that would require or permit the application of the Laws of another jurisdiction.

Section 5.6     Arbitration. From and after the Closing, any dispute arising under, or in connection with, this Agreement or its validity or termination shall be exclusively submitted to, and finally resolved by, arbitration administered by the International Chamber of Commerce (ICC) under its Arbitration Rules. In addition to the foregoing arbitration rules, the Rules on the Taking of Evidence in International Arbitration of the International Bar Association shall apply. The place of arbitration shall be New York County, New York. Judgment on the arbitral award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets. Any dispute that arises prior to the Closing shall be governed by Section 14.10 of the Acquisition Agreement in lieu of this Section 5.6.

Section 5.7     Specific Performance. The rights and remedies of the parties shall be cumulative (and not alternative). The parties agree that, in the event of any breach by any party of any covenant, obligation or other provision set forth in this Agreement for the benefit of another party, such other party shall be entitled without proof of actual damages (and in addition to any other remedy that may be available to it) to seek (a) an order of specific performance or other equitable relief to enforce the observance and performance of such covenant, obligation or other provision and (b) an injunction or other equitable relief restraining such breach. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order.

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Section 5.8     Further Assurances. Subject to the terms and conditions provided in the Acquisition Agreement, each party agrees (a) to use reasonable best efforts to take promptly all actions, and to do promptly, all things, necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby, and (b) not to take any action or fail to take any action that would impede or delay satisfaction of any condition to this Agreement or the Closing under the Acquisition Agreement.

Section 5.9     Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned or delegated by any party without the prior consent of the Buyer and Participant.

Section 5.10   Severability. If any term or provision of this Agreement or the application of any such term or provision to any Person or circumstance is held by final judgment of a court of competent jurisdiction or arbiter to be invalid, illegal or unenforceable in any situation in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. If the final judgment of such court or arbitrator declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties hereto agree to, as applicable, (a) reduce the scope, duration, area or applicability of the term or provision, (b) delete specific words or phrases, or (c) replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid, illegal or unenforceable term or provision.

Section 5.11   Notices. All notices, deliveries and other communications pursuant to this Agreement shall be in writing and shall be deemed given if (a) delivered personally, (b) emailed, (c) faxed or (d) delivered by globally recognized express delivery service, to the parties at the addresses, email addresses or facsimile numbers set forth below or to such other address, email address or facsimile number as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith. Any such notice, delivery or communication shall be deemed to have been delivered and received (w) in the case of personal delivery, on the date of such delivery, (x) in the case of facsimile, on the Business Day after the day that the party giving notice receives electronic confirmation of sending from the sending facsimile machine, (y) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed under the service’s systems, and (z) in the case of email, on the date that receipt is acknowledged by a reply email from the recipient:

(a)	Notices to Buyer:

TELUS International (Cda) Inc. 510 West Georgia Street, Floor 7 Vancouver, British Columbia V6B 0M3 Canada

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Attention: Michel Belec, SVP, CLO & Corporate Secretary Email: michel.belec@telus.com with a copy (which notice shall not constitute notice) to:

Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022
Attention: Scott Petepiece, Doreen Lilienfeld and Andreas Piepers
Email: spetepiece@shearman.com, dlilienfeld@Shearman.com and andreas.piepers@shearman.com

(b)	Notices to Participant:

The address on Annex 1 with respect to Participant.

Section 5.12   Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered by facsimile or electronic mail of a document in Adobe Portable Document Format or other electronic file based on common standards, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, including DocuSign, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 5.13   Headings. Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and will not affect the construction hereof.

Section 5.14   Separate Representation. Participant hereby acknowledges that (a)   Participant has not been represented by Shearman & Sterling LLP, Kirkland & Ellis LLP, Davis+Gilbert LLP or any other advisors or counsel engaged by Buyer or the Company in connection with this Agreement or issues related to the Acquisition Agreement or the transactions contemplated thereby and (b) Participant has had sufficient time and opportunity to review this Agreement and all other documents affecting Participant’s interests in connection with the Acquisition Agreement and the transactions contemplated thereby.

[Remainder of page intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Rollover Agreement as of the date first above written.

PARTICIPANT:

Name:

IN WITNESS WHEREOF, the parties hereto have executed this Rollover Agreement as of the date first above written.

BUYER:

TELUS INTERNATIONAL HOLDINGS (U.S.A.) CORP.

By:
Name:
Title:

THE COMPANY:

WLTR HOLDINGS LLC

By:
Name:
Title:

ANNEX I

Name of Participant:	[•]

Address of Participant:

Number of Participant Owned Units:	[•] Common Units
[•] Incentive Units
[•] Preferred Units

Number of Participant Rollover Units	_____________________ Common Units
(Expressed as a Percentage of the total above, or total number of Units)	_____________________ Incentive Units
_____________________ Preferred Units

ANNEX 2

A&R LLC AGREEMENT

[to be attached]

ANNEX 3

FORM OF SPOUSAL CONSENT

I ____________________, spouse of ____________________, have read and approve the Rollover Agreement (the “Agreement”), dated as of the date hereof, by and among TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), and my spouse, and the Stock Purchase Stock Purchase Agreement and Agreement and Plan of Merger referenced therein (the “Acquisition Agreement”), which contemplates the acquisition of the Company through a stock purchase and merger (the “Merger”). In addition, I have also read and approve the draft Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, LLC in substantially the form attached to the Agreement (the “A&R LLC Agreement”).

I am aware that my spouse is a party to the Agreement and that the Agreement, in connection with the Acquisition Agreement and the A&R LLC Agreement, provides that certain equity interests my spouse holds in the Company will not be cancelled and converted into the right to receive cash consideration and, instead, will be converted into new equity interests in the Company following the Merger. I am further aware that the A&R LLC Agreement, which, following the consummation of the Acquisition Agreement, will be the new limited liability company agreement of the Company, will set forth certain redemption options with respect to the converted units that my spouse would own following the consummation of the Acquisition.

I am aware that the legal, financial, and related matters contained in the Agreement, the Acquisition Agreement and the A&R LLC Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this spousal consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

I hereby ratify and consent to the execution by my spouse of the Agreement and agree that I and any interest, including any community property interest, that I may have in any limited liability company of the Company shall, following the consummation of the Acquisition, be irrevocably bound by the A&R LLC Agreement, including any restrictions on the transfer or other disposition of such limited liability company interests. I hereby irrevocably appoint my spouse as my attorney-in-fact and agent with respect to the exercise of any rights and obligations under the Agreement and the A&R LLC Agreement.

Signature of Spouse:

Printed Name of Spouse:

Date:

ANNEX 4

RESTRICTIVE COVENANT, CONFIDENTIALITY, AND INTELLECTUAL PROPERTY AGREEMENT

Dated:	[•]

Between:	TELUS International Holdings (U.S.A.) Corp. (“PARENT”)

And:	[•] (the “PARTICIPANT”)

Preamble

Reference is made to that certain Rollover Agreement with PARENT, WLTR Holdings, LLC (the “Company”) and [the PARTICIPANT] dated as of [•], 2022 (the “Rollover Agreement”). PARTICIPANT recognizes and agrees that PARENT has legitimate business interests in the Company, including its goodwill, which PARENT considers to be a valuable asset worthy of protection, and accordingly, PARENT requests that the PARTICIPANT enter into the restrictions on disclosure, competition, solicitation and disparagement set forth herein; that the preservation of these business interests is dependent upon the PARTICIPANT’s promises of, non-competition and non-solicitation set forth herein; and that without these restrictive covenants, the Company would not be as valuable to PARENT;

As a result, for the consideration set out in the Rollover Agreement, and other good and valuable consideration, including but not limited to the access to PARENT’s Confidential Information as defined below, the receipt and sufficiency of which is acknowledged by the PARTICIPANT, PARENT and the PARTICIPANT agree as follows:

Agreement

1.          Definitions: In this Restrictive Covenant, Confidentiality, and Intellectual Property Agreement (this “Agreement”), the following terms or expressions have the following meanings:

(a)           “Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person (where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise); provided that, with respect to PARENT, references to Affiliates shall not include any Person other than TELUS International (Cda) Inc. and its subsidiaries.

(b)           “Competitive Business” means a business that Engages In (i) the creation or development of custom software for the use and/or ownership of one specific customer, and/or (ii) the provision of digital strategy and/or consulting services relating to creation or development of software, and which such services described in clauses (i) and (ii) represents more than fifty percent (50%) of the aggregate revenues of such business on a trailing twelve-month and consolidated basis, in each case, excluding any business for which PARTICIPANT is providing services without breach of this Agreement at the time such business is acquired by an otherwise “Competitive Business” as a result of an acquisition, merger, business combination or similar event.

Annex 4	Page 1

(c)          “Confidential Information” means all information in whatever form related to the TI Group of Companies and any of the customers, partners and suppliers of the TI Group of Companies and includes, without limitation prices, costs, organizational charts, action plans, methods, corporate information, information relating to technology, know-how, data, procedures, discoveries, strategies, tactics, processes, formulas, research or development, innovations, Inventions, Work Product, information management systems, source codes, algorithms, programs and other software, methods of manufacture as well as financial information, marketing information including, without limitation, all names of or lists of customers, partners or suppliers, howsoever received by the PARTICIPANT from or through the TI Group of Companies, all information related to employees of the TI Group of Companies, and any information which the PARTICIPANT has obtained in the course of employment from another Person that the Person treats as confidential or proprietary, whether or not owned or developed by that Person.

Notwithstanding the foregoing, “Confidential Information” does not include information that (a) is within the public domain at the date of disclosure or which thereafter enters the public domain through no fault of the PARTICIPANT (but only after it becomes part of the public domain) provided that any combination of information which comprises part of the Confidential Information shall not be included in the exception merely because individual parts of the information were within the public domain unless the combination itself was within the public domain, (b) becomes available to the PARTICIPANT after the date hereof on a non-confidential basis from a source other than the TI Group of Companies, provided that such source is not known by the PARTICIPANT to be bound by confidentiality obligations in favor of the TI Group of Companies; or (c) is developed by the PARTICIPANT after the Termination Date, and without access to, Confidential Information.

Any document or Work Product prepared by the PARTICIPANT and which contains Confidential Information, including any extracts thereof from which Confidential Information can be deduced or otherwise revealed, and any confidential information of customers, partners and suppliers, will be deemed to be Confidential Information. Confidential Information includes reproductions of Confidential Information.

(d)          “Engage In” means to carry on, perform, participate in, develop, make decisions in respect of, direct, assist with, contribute to, advise on, supervise or consult on and “Engaged In” has the corresponding meaning.

(e)          “Intellectual Property Rights” mean:

(i)          all domestic and foreign patents, trademarks, trade names, service marks, copyrights, industrial designs, trade secrets, and other intellectual property rights with respect to Inventions and Work Product; and

(ii)         all registrations and applications for registration of the aforesaid Intellectual Property Rights.

(f)          “Inventions” include, without limitation, all discoveries, inventions, devices, improvements, innovations, industrial designs, processes, know-how, recipes, technology formulas, drawings, specifications for products, materials and equipment, and process development, whether patentable or not (including all data and records pertaining thereto), which the PARTICIPANT may invent, discover, originate or conceive alone or in conjunction with others while employed by the TI Group of Companies, and which in any way relate to the business of the TI Group of Companies, but excluding any of the foregoing previously disclosed in writing to the Company or its subsidiaries as the property of the PARTICIPANT.

Annex 4	Page 2

(g)           “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock corporation, estate, trust, unincorporated association, joint venture, governmental authority or other entity, of whatever nature.

(h)           “Restricted Period” means the [period of time from the first day of the Term until the 12-month anniversary of the Termination Date].

(i)            “Restricted Territory” means (i) the United States and Canada, and (ii) all countries in which the specific Customers, whether within or outside of the geographic area described in the foregoing clause (i), with which the PARTICIPANT had any material contact or for which the PARTICIPANT had any material responsibility (whether indirect, direct or advisory) on behalf of the TI Group of Companies at any time during the Term or during the twelve -month period immediately prior to the Effective Time (as defined in the Acquisition Agreement).

(j)            “Term” means the Effective Time of the Closing of the transactions contemplated in that certain Stock Purchase Agreement and Agreement and Plan of Merger, dated as of October 25, 2022 (the “Acquisition Agreement”), with PARENT, the Company and Insignia WT Holdings, LLC, a Delaware limited liability company (for itself and in its capacity as Representative) until the Termination Date.

(k)           “Termination Date” means the date upon which the PARTICIPANT’S employment with the TI Group of Companies terminates or PARTIPANT ceases to provide services to the TI Group of Companies.

(l)            “TI Group of Companies” means PARENT and its Affiliates.

(m)          “Work Product” means all documentation, software, creative works, know-how and information created in whole or in part by the PARTICIPANT while employed by the TI Group of Companies whether or not copyrightable or otherwise protectable, and which in any way relates to the business of the TI Group of Companies, but excluding any of the foregoing previously disclosed in writing to the Company or its subsidiaries as the property of the PARTICIPANT.

2.	Acknowledgements: The PARTICIPANT acknowledges the following.

(a)           The business of the TI Group of Companies is highly competitive;

(b)           The PARTICIPANT is a senior executive role and will have extensive access to and be entrusted with trade secrets and Confidential Information and the PARTICIPANT will be involved in, and responsible for making or contributing to, strategic, supervisory and managerial decisions for the TI Group of Companies;

(c)           The scope of the role of the PARTICIPANT with PARENT will be such that the Confidential Information the PARTICIPANT will have access to, and be entrusted with, and the decisions that the PARTICIPANT will be involved in and responsible for making or contributing to, will relate to many aspects of the business of the TI Group of Companies;

(d)           The PARTICIPANT will develop important relationships with key stakeholders in the business of the TI Group of Companies, including, without limitation, customers, partners, suppliers and employees, such that the goodwill and competitiveness of the TI Group of Companies will depend in part on the PARTICIPANT; and

(e)           As a result, the business of the TI Group of Companies would be vulnerable to the PARTICIPANT engaging in certain activities that are competitive with or detrimental to the TI Group of Companies during the Term and for a reasonable period thereafter.

Annex 4	Page 3

3.	Non-Competition

Notwithstanding any agreement to the contrary, during the [Restricted Period], the PARTICIPANT agrees that the PARTICIPANT shall not (either directly or indirectly, by assisting or acting in concert with others) Engage In any Competitive Business in the Restricted Territory (other than, for the avoidance of doubt, on behalf of or in concert with the TI Group of Companies) so long as the PARENT or TELUS International (Cda) Inc. continues to operate a business that qualifies as a Competitive Business therein. Notwithstanding the foregoing, nothing herein shall be construed to prevent the PARTICIPANT from owning, directly or indirectly, solely as a passive investment: (x) up to 1.0% of the outstanding shares of the capital stock of a publicly traded corporation that operates a Competitive Business; (y) up to 3.0% of the outstanding equity of any other entity that operates a Competitive Business; or (z) up to 3.0% of the aggregate claims as a limited partner to the proceeds of a venture capital or private equity firm that is a limited partnership that operates a Competitive Business. The term “publicly traded corporation” shall mean an entity whose securities (or any of them) are traded on a national securities exchange.

4.	Non-Solicitation of Customers, Partners and Suppliers

Except in the ordinary course of performing work for PARENT or its Affiliates, during the [Restricted Period], the PARTICIPANT shall not, directly, in any capacity, Engage In the solicitation of, or interfere with the relationship of the TI Group of Companies, with any entity that is either an existing customer, partner or supplier of the TI Group of Companies with respect to whom the PARTICIPANT had material direct or indirect dealings with on behalf of the TI Group of Companies in the 12 month period prior to the Termination Date, or about whom the PARTICIPANT had access to Confidential Information, in a manner that is competitive with or detrimental to the business of the TI Group of Companies.

5.	Non-Solicitation of Employees

Except in the ordinary course of performing work for the TI Group of Companies, during the [Restricted Period], the PARTICIPANT will not directly in any capacity Engage In the solicitation or encouragement of any Person known by the PARTICIPANT to be employed by the TI Group of Companies to leave employment with the TI Group of Companies or to become employed or otherwise engaged by any other Person; provided that the placement of general advertisements or making of general solicitations, including general advertisements or other solicitations that may be targeted to a particular geographic area or technical market or that are not specifically targeted toward employees of the TI Group of Companies shall not be deemed to be a violation of this provision.

6.	Use or Disclosure of Confidential Information

(a)           Except as required to properly perform the duties of employment or by law (including as required pursuant to a valid order of a court or other governmental body, or in connection with PARTICIPANT enforcing the rights of PARTICIPANT hereunder or in respect of any agreements between the other party or any of its Affiliates on the one hand, and PARTICIPANT or any of its Affiliates on the other hand), the PARTICIPANT will not at any time during or after the Term, use, disclose or reproduce any Confidential Information in any manner whatsoever, including orally, in writing or in electronic form. This duty is in addition to any duty of confidence implied at law or equity.

Annex 4	Page 4

(b)          Confidential Information will remain the sole property of the TI Group of Companies. If PARTICIPANT is employed or provides services to the TI Group of Companies, upon request to this effect or immediately after termination of the PARTICIPANT’s employment or service, the PARTICIPANT will immediately return to PARENT all Confidential Information, including, without limitation, all documents and reproductions, in whatsoever form, which contain Confidential Information, as well as all files concerning the TI Group of Companies or any of its customers, partners, employees and suppliers and all equipment, devices or other material in the PARTICIPANT’s possession, including, without limitation, any computers and software belonging to the TI Group of Companies or its customers, partners and suppliers, if applicable. If the Confidential Information is in electronic form on a device that does not belong to the TI Group of Companies, after the Confidential Information is returned to the TI Group of Companies the PARTICIPANT will permanently delete the Confidential Information from such device.

[(c)         Notwithstanding anything to the contrary in this Agreement regarding Confidential Information, but subject to compliance with Sections 3, 4 and 5, this Section 6 shall not be deemed to prohibit or enjoin the PARTICIPANT from utilizing any general knowledge, skills and experience or any ideas, concepts, know-how and techniques retained in the unaided memory of the PARTICIPANT and acquired during the course of the performance of the PARTICIPANT’S obligations with respect to the TI Group of Companies.]

7.	Intellectual Property

(a)           All Inventions and Work Product will be the sole and exclusive property of PARENT.

(b)           The PARTICIPANT will promptly disclose to PARENT all Inventions and Work Product, and keep accurate records relating to all Inventions, Work Product and Intellectual Property Rights. Such records will be the sole and exclusive property of PARENT, and the PARTICIPANT will surrender possession of such records to PARENT upon any suspension or termination of this Agreement.

(c)           The PARTICIPANT will not apply for any Intellectual Property Rights without the prior written consent of PARENT.

(d)         The PARTICIPANT undertakes to assign to PARENT, and hereby assigns to PARENT, in consideration of the remuneration received pursuant to this Agreement, the entire right, title and interest in and to the Inventions, Work Product and Intellectual Property Rights and in and to all proprietary rights therein or based thereon.

(e)           The PARTICIPANT undertakes to waive, and hereby waives, any moral rights he may have in relation to any copyrightable material included in the Inventions or Work Product.

(f)            The PARTICIPANT will provide PARENT with all information, documentation and assistance PARENT may reasonably request at any time, both during and after the Term and without additional compensation except as expressly referred to herein, to perfect, enforce or defend the proprietary rights in or based on Inventions or Work Product including Intellectual Property Rights. PARENT, in its sole discretion, shall determine the extent of the proprietary rights, if any, to be protected in or based on the Inventions and Work Product. All out of pocket expenses or loss of pay reasonably incurred by the PARTICIPANT, in connection with this provision will be reimbursed by PARENT.

Annex 4	Page 5

(g)            At the reasonable request of PARENT, the PARENT will execute all assignments, waivers, documents and instruments required to give effect to the foregoing and to confirm PARENT’s ownership of Inventions, Work Product and Intellectual Property Rights as well as waivers of moral rights.

(h)            The PARTICIPANT will not at any time use the Inventions, Work Product or any of the Intellectual Property Rights to carry on a business or in any other manner for his personal profit or advantage nor will he grant any Person a license in connection with said Inventions, Work Product or Intellectual Property Rights, since the Inventions, Work Product and Intellectual Property Rights are the exclusive property of PARENT.

8.	[Mutual Non-disparagement

(a)            PARTICIPANT will at no time during or after the Term, make or encourage others to make, express or implied communications, either verbally, digitally or in writing, about PARENT, including PARENT’S finances, strategy, products, services or Persons known to PARTICIPANT to be present employees, officers or directors of PARENT, that are disparaging or derogatory regarding PARENT or such employees, officers or directors, to the extent permitted by law. PARENT will and will instruct its officers and directors to not, during and after the Term, make or encourage others to make, express or implied communications, either verbally, digitally or in writing, about the PARTICIPANT that are disparaging or derogatory regarding PARTICIPANT, to the extent permitted by law.

(b)            The obligations in Section 8(a) will not apply with respect to statements or communications that any party to this Agreement is legally compelled or required to make (including as required pursuant to a valid order of a court or other governmental body), or that are made in connection with a party enforcing such party’s rights hereunder or in respect of any agreements between such party or any of its Affiliates on the one hand, or the other party or any of its Affiliates on the other hand.]

9.	The PARTICIPANT agrees and acknowledges the covenants in this Agreement are given for good and valuable consideration and form part of the terms and conditions of the PARENT’s willingness to enter into the Acquisition Agreement and the Rollover Agreement, and that by reason of the PARTICIPANT’s unique knowledge of and relationship with the business of the Company and its subsidiaries, the scope of these covenants as to time, activity and area is reasonable and commensurate with the protection of the legitimate proprietary interests of the TI Group of Companies. The PARTICIPANT further agrees and acknowledges that the provisions herein grant to PARENT or the TI Group of Companies, as the case may be, only such reasonable protection as is necessary to preserve the legitimate proprietary interests of PARENT and the TI Group of Companies and the PARTICIPANT equally recognizes, in this respect, that the description of a Competitive Business is reasonable. The provisions of this Agreement will continue in full force and effect in accordance with their terms.

10.	Each party acknowledges that the damages the other party may suffer as a result of a breach of these covenants may not be an adequate remedy to compensate such non-breaching party and/or may be irreparable, and in any event would be difficult, if not impossible, to ascertain, and agrees that such non-breaching party will have the right to seek an injunction in any court of competent jurisdiction, enjoining any threatened or actual breach of this Agreement. The existence of a right to a preliminary injunction or other equitable relief will not preclude either party from pursuing any other rights and remedies at law or in equity which such party may have, subject to the terms hereof.

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11.	Good Reason

To the extent PARTICIPANT is a party to an employment (or similar) agreement with the Company or any of its subsidiaries that provides PARTICIPANT with certain rights in the event PARTICIPANT resigns employment with “good reason” or any similar “good leaver” provision, PARTICIPANT hereby acknowledges and agrees that neither the consummation of any of the transactions contemplated by the Acquisition Agreement (the “Transactions”) nor the integration of the Company within the TI Group of Companies following the Transactions (including before or after the exercise of the redemption rights with respect to any portion of the Participant Converted Units (as defined in the Rollover Agreement), pursuant to the A&R LLC Agreement (as defined in the Rollover Agreement), in and of themselves, shall constitute “good reason” (or any similar terms) under such employment (or similar) agreement provided, in each case, that the Company and its subsidiaries comply with the terms and conditions of such employment (or similar) agreement. For the avoidance of doubt, any change in PARTICIPANT’S title, reporting structure or authority that occurs on or following the Closing in connection with the integration of the Company or its affiliates, which includes reassignment or reorganization of employee reporting structures, shall not alone form the basis for a termination of PARTICIPANT’S employment for “good reason” pursuant to PARTICIPANT’S employment (or similar) agreement.

12.	No Guarantee of Employment

In no event shall any provision of this Agreement, the Rollover Agreement or the transactions contemplated in the Agreement or the Rollover Agreement, expand or be deemed to expand any right of PARTICIPANT to continued employment with the Company or any member of the TI Group of Companies (including, after the Closing) or affect in any manner the right of PARTICIPANT’S employer to terminate PARTICIPANT’S employment in accordance with the terms of any employment (or similar) agreement with PARTICIPANT.

13.	Mutual Release

(a)          Participant Release. In each case, effective solely upon the Closing of the transactions contemplated in the Acquisition Agreement:

(i)            PARTICIPANT hereby irrevocably, unconditionally and completely (i) releases, acquits and forever discharges the Company, its affiliates, and the TI Group of Companies, and each of its and their past, present and future assigns and representatives, agents, directors, officers, managers, employees, affiliates, stockholders or members, partners and controlling persons of any of the foregoing (collectively, the “Company Releasees”) from any past, present or future commitment, dispute, claim, controversy, demand, right, obligation, liability, action or cause of action, including any unknown, unsuspected or undisclosed claim, including with respect to services provided to the Company and its affiliates prior to the date hereof, and any rights under the Company’s 2018 Equity Incentive Plan and any option awards granted thereunder (each, a “Participant Claim”) and (ii) covenants not to sue any of the Company Releasees with respect to any Participant Claims that are released pursuant hereto or that PARTICIPANT has had, now has or may have at any future time by reason of any cause, matter or thing whatsoever, directly or indirectly related to any action taken or omitted to be taken by each of the Company Releasees at any time on or prior to the execution of this Agreement. Notwithstanding anything herein to the contrary, released Participant Claims shall not include, and nothing in this Agreement is intended to, nor does it, limit, impair or otherwise modify or affect, any claims or rights that PARTICIPANT had, has or may have (A) as an officer, manager or director of the Company or any of its subsidiaries with respect to any claims or rights to indemnification or exculpation under the Company’s or such subsidiaries’ organizational documents, any indemnification agreement as in effect immediately prior to the Closing or any applicable directors’ and officers’ insurance policies in accordance with their terms as in effect from time to time, (B) under this Agreement, the Rollover Agreement, the A&R LLC Agreement (as defined in the Rollover Agreement) or any agreement executed in connection therewith, (C) to accrued but unpaid wages, unreimbursed business expenses and accrued benefits, (D) relating to or arising out of fraud, willful misconduct or gross negligence and/or (E) that cannot be waived by law.

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(ii)          For the purpose of implementing a full and complete release and discharge of the Company Releasees, PARTICIPANT expressly acknowledges that the foregoing release is intended to include in its effect all Participant Claims which does not know or suspect to exist in PARTICIPANT’S favor against any of the Company Releasees (including unknown and contingent Participant Claims), and that the foregoing release expressly contemplates the extinguishment of all such Participant Claims (except to the extent expressly set forth herein). Further, PARTICIPANT acknowledges that nothing in this Agreement precludes PARTICIPANT from filing a charge of discrimination or a like charge or complaint with a state or local fair employment practice agency. However, on and after the Closing, PARTICIPANT understands and acknowledges that PARTICIPANT may not receive a monetary award or any other form of personal relief from any Company Releasee in connection with any such charge or complaint that PARTICIPANT files or that is filed on PARTICIPANT’S behalf.

(iii)          PARTICIPANT acknowledges that PARTICIPANT may hereafter discover facts in addition to or different from those which PARTICIPANT now knows or believes to be true with respect to the subject matter of the Participant Claims, but PARTICIPANT intends to and, by operation of this Agreement shall have, fully, finally and forever settled and released any and all Participant Claims without regard to the subsequent discovery of existence of such different or additional facts.

(iv)           PARTICIPANT represents, warrants, covenants and agrees that PARTICIPANT has not and will not assign or transfer any Participant Claim or possible Participant Claim against any Company Releasee.

(v)            PARTICIPANT agrees that PARTICIPANT has personally read and understands this provisions of this Section 13(a) and has, prior to the execution hereof, had the opportunity to receive independent legal advice in respect hereof.

(b)	Company Release. In each case, effective solely upon the Closing of the transactions contemplated in the Acquisition Agreement:

(i)             The Company, on behalf of itself and each of its past, present and future assigns and representatives, agents, directors, officers, managers, employees, affiliates, stockholders or members, partners and controlling persons of any of the foregoing (collectively, the “Company Releasing Parties”), hereby irrevocably, unconditionally and completely (i) releases, acquits and forever discharges the PARTICIPANT, the PARTICIPANT’S affiliates (excluding the Company and its subsidiaries), and each of their respective past, present and future assigns and representatives, agents, directors, officers, managers, employees, affiliates, stockholders or members, partners and controlling persons of any of the foregoing, as applicable (collectively, the “Participant Releasees”), from any past, present or future commitment, dispute, claim, controversy, demand, right, obligation, liability, action or cause of action, including any unknown, unsuspected or undisclosed claim, including with respect to service provided by the PARTICIPANT to the Company and its affiliates prior to the date hereof (each, a “Company Claim”) and (ii) covenants not to sue any of the Participant Releasees with respect to any Company Claims that are released pursuant hereto or that any Company Releasing Party has had, now has or may have at any future time by reason of any cause, matter or thing whatsoever, directly or indirectly related to any action taken or omitted to be taken by any of the Participant Releasees at any time on or prior to the execution of this Agreement. Notwithstanding anything herein to the contrary, released Company Claims shall not include, and nothing in this Agreement is intended to, nor does it, limit, impair or otherwise modify or affect, any claims or rights that any of Company Releasing Party had, have or may have (A) under this Agreement, the Rollover Agreement, the A&R LLC Agreement (as defined in the Rollover Agreement) or any agreement executed in connection therewith, (B) relating to or arising out of fraud, willful misconduct or gross negligence and/or (C) that cannot be waived by law.

Annex 4	Page 8

(ii)           For the purpose of implementing a full and complete release and discharge of the Participant Releasees, the Company, on behalf of itself and each other Company Releasing Party, expressly acknowledges that the foregoing release is intended to include in its effect all Company Claims which the Company or each other Company Releasing Party does not know or suspect to exist in any Company Releasing Party’s favor against any of the Participant Releasees (including unknown and contingent Company Claims), and that the foregoing release expressly contemplates the extinguishment of all such Company Claims (except to the extent expressly set forth herein).

(iii)          The Company, on behalf of itself and each other Company Releasing Party, acknowledges that a Company Releasing Party may hereafter discover facts in addition to or different from those which such Company Releasing Party now knows or believes to be true with respect to the subject matter of the Company Claims, but the Company, on behalf of itself and each other Company Releasing Party, intends to and, by operation of this Agreement shall have, fully, finally and forever settled and released any and all Company Claims without regard to the subsequent discovery of existence of such different or additional facts.

(iv)          The Company, on behalf of itself and each other Company Releasing Party, represents, warrants, covenants and agrees that the Company, on behalf of itself and each other Company Releasing Party, has not and will not assign or transfer any Company Claim or possible Company Claim against any Participant Releasee.

(v)           The Company, on behalf of itself and each other Company Releasing Party, agrees that it has read and understands the provisions of this Section 13(b) and has, prior to the execution hereof, had the opportunity to receive independent legal advice in respect hereof.

14.	Any amendments of this Agreement must be in writing and signed by both parties.

15.	The PARTICIPANT acknowledges that PARTICIPANT may be in a fiduciary relationship with the TI Group of Companies and may owe fiduciary obligations to the TI Group of Companies. These covenants are additional to and do not amend, replace or otherwise reduce those fiduciary obligations.

16.	For the purposes of this Agreement, PARENT includes any successor to PARENT.

17.	PARENT may assign this Agreement to any other entity in the TI Group of Companies and any successor to PARENT and in the event of such an assignment the provisions of this Agreement will inure to the benefit of, and be binding upon, the assignee / successor, whether the assignee / successor arises by merger, consolidation or transfer of all or substantially all of their assets. The assignee / successor to the business of PARENT will be entitled to enforce this Agreement as if it had been originally entered into between the assignee / successor and the PARTICIPANT.

Annex 4	Page 9

18.	It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. The covenants set out in Sections 3 to 7 inclusive are separate and distinct obligations. Accordingly, if any particular portion or provision of this Agreement is adjudicated to be invalid or unenforceable, the Agreement will be deemed amended to delete there from the invalid or unenforceable portion or provision, such deletion to apply only with respect to the operation of such provision and only in the particular jurisdiction in which such adjudication is made.

19.	Nothing in this Agreement is intended to:

(a)         prohibit the PARTICIPANT from making disclosure of relevant and necessary information or documents in any action, investigation or proceeding relating to this Agreement, or as required by law or legal process, including with respect to possible violations of law;

(b)           prohibit the PARTICIPANT from participating, cooperating or testifying in any action, investigation or proceeding with, or providing information to, any governmental agency or legislative body, any self-regulatory organization, and/or pursuant to the Sarbanes-Oxley Act;

(c)         prohibit the PARTICIPANT from initiating communications with, or responding to any inquiry form, any regulatory or supervisory authority regarding any good faith concerns about possible violations of law or regulation;

(d)           prohibit the PARTICIPANT from accepting any U.S. Securities and Exchange Commission awards; or

(e)           conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section.

20.	Dispute Resolution

Both during and after the Term, the PARTICIPANT and PARENT and/or the TI Group of Companies will make bona fide efforts to resolve any disputes arising between them under this Agreement by amicable negotiations.

From and after the beginning of the Term, for participants employed in the United States, PARTICIPANT and the Company (acting on behalf of the Company’s subsidiary that PARTICIPANT is engaged to provide service, if any) hereby agree to amend and supplement PARTICIPANT’s offer letter, employment or service agreement with the Company or one of its subsidiaries to the effect that all disputes arising out of or in connection with PARTICIPANT’S employment or services (subject to the exceptions provided herein), including but not limited to all claims arising out of or relating to this Agreement or the transactions contemplated by this Agreement, with the Company (or the relevant subsidiary of the Company that PARTICIPANT is engaged to provide service, if any) shall be resolved in accordance with the Judicial Arbitration and Mediation Services, Inc. for the resolution of employment disputes and shall be governed by the Federal Arbitration Act, 9 U.S.C. Section 1 et seq. (“FAA”). Claims not covered by this Agreement shall include disputes subject to small claims proceedings, injunctive relief for breach of any restrictive covenants or confidentiality obligations, or any other claim not subject to arbitration under applicable law. The arbitration shall take place in the county where the Company last employed PARTICIPANT. This agreement to arbitrate will be governed by the laws in the state where the Company last employed PARTICIPANT. Furthermore, PARTICIPANT agrees and understands that, by signing this Agreement, PARTICIPANT is giving up any right that the parties may have to participate in a class action or proceeding to the extent permitted by applicable law. Accordingly, PARTICIPANT may only bring claims against the Company in PARTICIPANT’S individual capacity, and PARTICIPANT may not bring claims against the Company as a plaintiff or member in any purported class action or proceeding, unless applicable law holds to the contrary. Should either party to this Agreement pursue any arbitrable dispute by any method other than arbitration, the other party shall recover from the initiating party all damages, costs, expenses and attorneys’ fees incurred as a result of such action or proceeding. Any dispute arising under, or in connection with, this Agreement or its validity or termination shall be exclusively submitted to, and finally resolved by, arbitration administered by the International Chamber of Commerce (ICC) under its Arbitration Rules. Judgment on the arbitral award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

Annex 4	Page 10

21.	The PARTICIPANT hereby acknowledges that the PARTICIPANT has been encouraged, by virtue of this provision, and has had the opportunity to obtain independent legal advice regarding this Agreement.

22.	Pursuant to applicable law, an electronic copy of and signature to this Agreement will, for all purposes, be binding on the PARTICIPANT and PARENT and will have the same legal effect and enforceability as the original paper copy of this Agreement as if it was signed in writing.

[Remainder of page intentionally blank]

Annex 4	Page 11

IN WITNESS WHEREOF, the parties hereto have duly executed this Restrictive Covenant, Confidentiality, and Intellectual Property Agreement as of the day and year first written above.

Agreed:
NAME

TELUS International Holdings (U.S.A.) Corp.

Per:
Marilyn Tyfting

Annex 4	Page 12

ANNEX 5

ACCREDITED INVESTOR QUESTIONNAIRE

ACCREDITED INVESTOR QUESTIONNAIRE AND CERTIFICATION

It is contemplated that Sequoia Merger Subsidiary LLC (“Merger Sub”), a wholly-owned subsidiary of TELUS International Holding (U.S.A.) Corp. (“Buyer”) will be merged with and into WLTR Holdings, LLC (the “Company”) and that, as a result of such merger, (i) certain equity interests in the Company would be converted into the right to receive cash and subordinate voting shares (“TI Shares”) of TELUS International (Cda) Inc. (“TIXT”) and (ii) certain other equity interests in the Company would, as a result of the consummation of the Merger, be converted into new equity interests in the Company (such interests, the “Surviving Company Interests”). In addition, certain holders of options may reinvest a portion of their proceeds by acquiring, following the closing of such merger, Surviving Company Interests.

In connection with the aforementioned transactions, the undersigned investor is being asked to complete the attached questionnaire and certification to confirm it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) for purposes of determining whether the undersigned is eligible to receive TI Shares and/or Surviving Company Interests.

All denominations are in U.S. dollars.

PART 1:	QUESTIONS

Investment Representations

A.	If the undersigned investor is a natural person (i.e., an individual), please place an “X” next to each of the following items which accurately describe the undersigned investor:

☐	(1)	a natural person whose individual net worth[1] (or joint net worth with such person’s spouse) exceeds $1,000,000;

☐	(2)	a natural person who had an individual income[2] in excess of $200,000 in each of the two most recent years and who reasonably expects to have an individual income in excess of $200,000 in the current year or who had joint income [3] in excess of $300,000 in each of the two most recent years and who reasonably expects to have joint income in excess of $300,000 in the current year; or

[1]	For purposes of this item, “net worth” means the excess of total assets at fair market value, excluding (a) the value of the individual’s primary residence, and (b) any debt secured by the individual’s primary residence but not in excess of such primary residence’s fair market value, over total liabilities.

[2]	For purposes of this item, “individual income” means adjusted gross income as reported for Federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under Section 103 of the Internal Revenue Code of 1986 (the “Code”), (ii) the amount of losses claimed as a member in a partnership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

[3]	For purposes of this item, “joint income” means adjusted gross income as reported for Federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under the Code, (ii) the amount of losses claimed as a member in a membership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

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☐	(3)	any director, executive officer, or general partner of TIXT.

	(4)	a natural person who holds in good standing one or more of the following professional certifications, designations and other credentials from an accredited educational institution that the U.S. Securities and Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status, please place an “X” next to each credential held by the undersigned investor:

☐	(A)	licensed General Securities Representative (Series 7);

☐	(B)	licensed Investment Adviser Representative (Series 65); and/or

☐	(C)	licensed Private Securities Offerings Representative (Series 82).

B.	If the undersigned investor is not a natural person (i.e., is instead a corporation, partnership, a limited liability company, trust or other entity), please place an “X” next to each of the following items which accurately describe the undersigned investor:

☐	(1)	a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

☐	(2)	a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

☐	(3)	an insurance company as defined in Section 2(a)(13) of the Securities Act;

☐	(4)	an investment company registered under the Investment Company Act of 1940, as amended;

☐	(5)	a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended;

☐	(6)	a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

 14

☐	(7)	a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(8)	an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if either:

☐	(A)	the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser;

☐	(B)	the employee benefit plan has total assets in excess of $5,000,000; or

☐	(C)	such a plan is a self-directed plan with investment decisions made solely by persons that are “accredited investors;”

☐	(9)	a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐	(10)	one of the following entities which was not formed for the specific purpose of making an investment in the offered securities and which has total assets in excess of $5,000,000:

(A)	an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

(B)	a corporation or partnership; or

(C)	a Massachusetts or similar business trust, partnership or limited liability company;

☐	(11)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring an interest in the offered securities, whose purchase of the membership interests offered is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D;

☐	(12)	an entity in which all of the equity owners are “accredited investors;”

☐	(13)	any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940:

(A)	With assets under management in excess of $5,000,000,

(B)	That is not formed for the specific purpose of acquiring the securities offered, and

(C)	Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐	(14)	Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements in paragraph (B)(13) of this section and whose prospective investment in TIXT is directed by such family office.

 15

C.	Indicate by placing an “X” next to the form of entity of the undersigned:

☐	Individual	☐	Limited Partnership

☐	Corporation	☐	General Partnership

☐	Revocable Trust

☐	Other Type of Trust (indicate type):

☐	Other (indicate form of organization):

D.	If the undersigned is not an individual, indicate below whether the following is true: the undersigned (1) was not organized or reorganized for the specific purpose of acquiring the securities of the issuer and (2) has made investments prior to the date hereof, and each beneficial owner of the undersigned has and will share in the investment in proportion to his or her ownership interest in the undersigned.

☐         True

☐         False

E.	Indicate below whether the following is true: this investment is solely for the account of the undersigned and not for the account of another party. [4]

☐         True

☐         False

[4]	Notwithstanding a “True” response, if the undersigned is not an individual, the undersigned may transfer some or all of the investment to those of its equity owners who are accredited investors.

 16

PART 2:	REPRESENTATIONS AND WARRANTIES

The undersigned hereby represents and warrants to the Company, Buyer and TIXT as follows:

(1)	The undersigned is an “accredited investor” as that term is defined in Regulation D under the Securities Act. The TI Shares and/or Surviving Company Interests to be acquired by the undersigned pursuant to that certain Stock Purchase Agreement and Agreement and Plan of Merger by and among Telus International Holding (U.S.A.) Corp., Sequoia Merger Subsidiary LLC, WLTR Holdings, LLC, and Insignia WT Holdings, LLC (for itself and in its capacity as the representative), dated on or around October 25, 2022 are being acquired for the undersigned’s own account for investment purposes and not with a view to, or intention of, any distribution thereof or with any present intention of offering or selling any of such securities in a transaction that would violate the Securities Act or the securities laws of any state of the United States of America or any other applicable jurisdiction.

(2)	The undersigned is able to bear the economic risk and lack of liquidity of an investment in the TI Shares and/or Surviving Company Interests, as applicable, for an indefinite period of time and to bear the total loss of the investment therein. The undersigned is aware that TI Shares or Surviving Company Interests have not been registered under the Securities Act or any applicable state securities laws or the securities laws of any other jurisdiction and, therefore, cannot be sold or otherwise transferred unless subsequently registered under the Securities Act and such applicable state securities laws or if an exemption from such registration is available. The undersigned further specifically acknowledges that such securities may not be sold or otherwise transferred for six months from acquisition thereof unless registered under the Securities Act and applicable state securities laws and that a restricted securities legend will be added to such securities evidencing the foregoing restrictions.

(3)	The undersigned has the knowledge and experience in financial and business matters such that the undersigned is capable of evaluating the merits and risks of the investment in TI Shares and/or Surviving Company Interests, as applicable, and has obtained, to the extent the undersigned deems it necessary, the undersigned’s own personal professional advice with respect to the tax consequences of receiving, and the risks inherent in an investment in, TI Shares and/or Surviving Company Interests, as applicable, and the suitability of an investment in TI Shares and/or Surviving Company Interests, as applicable, in light of the undersigned’s financial condition and investment needs.

(4)	The undersigned has had an opportunity to ask questions and receive answers from the Company, Buyer and TIXT concerning the terms and conditions of the investment and has had access to such other information concerning the Company, Buyer and TIXT as she, he, or it has requested for purposes of making the undersigned’s investment decision.

 17

(5)	The information contained herein is complete and accurate and may be relied upon by the Company, Buyer and TIXT and their affiliates and representatives.

PART 3:	ACKNOWLEDGMENTS AND COVENANTS

(1)	The undersigned agrees to provide such documentation confirming undersigned’s answers in Part 1 hereof as reasonably requested by Buyer and its counsel.

(2)	The information provided by the undersigned in this questionnaire and certification and any documents accompanying it is confidential and will not be reviewed by anyone other than the Company, Buyer, TIXT and their advisers and counsel; provided, however, that this Questionnaire and Certification may be shown to agents or officials of the SEC, New York Stock Exchange, Toronto Stock Exchange, or any state securities regulatory agency, any securities regulatory authority in Canada or other law enforcement officials upon their request. In addition, the undersigned agrees that this information may also be produced in courts of law or other regulatory tribunal if considered evidentiary or otherwise required.

(3)	The undersigned acknowledges and agrees that the information provided by the undersigned in this questionnaire and certification and any documents accompanying it will be relied upon by the Company, Buyer and TIXT in determining, among other things, whether there are reasonable grounds to believe that the undersigned qualifies as an “Accredited Investor” as that term is defined in Rule 501(a) of Regulation D or is otherwise qualified to invest.

(4)	The undersigned hereby certifies that the information contained herein, including the undersigned answers in Part 1 hereof and the documents that the undersigned has submitted to the Company, Buyer and TIXT to verify such information are true, accurate and complete to the best of the undersigned’s knowledge. The undersigned further agrees to promptly notify Buyer of any changes in the information contained herein.

[Remainder of Page Intentionally Blank]

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IN WITNESS WHEREOF, the undersigned investor has executed this certification, effective as of the ______ day of _______________.

Investor’s Mailing Address:

Attention:

Phone No.:

Fax No.:

Investor’s Name:

By:
(signature of authorized representative)

Its:
(name and title of authorized representative)

Its.:

(name and title of authorized representative)

Exhibit E

Form of Certificate of Merger

See attached.

Final Form

CERTIFICATE OF MERGER

OF

SEQUOIA MERGER SUBSIDIARY LLC

(a Delaware limited liability company)

WITH AND INTO

WLTR HOLDINGS, LLC

(a Delaware limited liability company)

* * * * * * * * * *

In accordance with Title 6, Section 18-209 of the
Delaware Limited Liability Company Act

* * * * * * * * * *

WLTR Holdings, LLC, a limited liability company duly organized and existing under and by virtue of the laws of the State of Delaware (the “Company”), desiring to merge Sequoia Merger Subsidiary LLC, a Delaware limited liability company (the “Merger Sub”), with and into the Company, pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act (the “Act”), DOES HEREBY CERTIFY as follows:

FIRST:           The name and state of formation of each constituent limited liability company (each a “Constituent Company”) of the merger (the “Merger”) are as follows:

NAME	STATE OF FORMATION

WLTR Group Holdings, LLC	Delaware

Sequoia Merger Subsidiary LLC	Delaware

SECOND:     A Stock Purchase Agreement and Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 26, 2022, by and among the Company, Merger Sub and other parties thereto has been approved, adopted, certified, executed and acknowledged by each Constituent Company, in accordance with the Act.

THIRD:         The name of the surviving company of the Merger is WLTR Holdings, LLC, a Delaware limited liability company (the “Surviving Company”).

FOURTH:     An executed copy of the Merger Agreement is on file at the principal place of business of the Surviving Company, 510 West Georgia Street, Floor 7 Vancouver, British Columbia V6B 0M3 Canada, and a copy of the Merger Agreement will be furnished by the Surviving Company, upon request and without cost, to any member or any unitholder of any Constituent Company.

FIFTH:           The Merger shall be effective immediately upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

*          *          *          *          *

IN WITNESS WHEREOF, the undersigned, for the purpose of effectuating the Merger of the Constituent Companies, pursuant to the Act, under penalties of perjury does hereby declare and certify that this is the act and deed of the Company and the facts stated herein are true and accordingly has hereunto signed this Certificate of Merger this ___ day of ________, 2022.

WLTR HOLDINGS, LLC,
a Delaware limited liability company

By:
Name:
Title:

[Signature Page to Certificate of Merger]

Exhibit F

Form of Paying Agent Agreement

See attached.

Final Form

PAYMENTS ADMINISTRATION AGREEMENT

This Payments Administration Agreement (this “Agreement”) is entered into as of _______, 2022, among TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), Insignia WT Holdings, LLC, a Delaware limited liability company (“Representative” and, together with Buyer and the Company, the “Parties”), and Acquiom Financial LLC, a Colorado limited liability company (in its capacity as the payments administrator, “Agent”), in connection with the transactions contemplated by the Stock Purchase Agreement and Agreement and Plan of Merger, dated as of October 26, 2022 (the “Definitive Agreement”), among Buyer, the Company, Representative and certain other parties. As between the Parties, capitalized terms used herein but not defined shall have the meaning assigned to them in the Definitive Agreement. The “Authorized Representatives” designated on the signature page are authorized to act on behalf of the applicable Party.

1.            Appointment. Buyer, the Company and Representative hereby engage Agent as the payments administrator for the purposes set forth herein, and Agent hereby accepts such appointment and agrees to perform the services set forth herein.

2.            Account; Fees. At least two Business Days prior to the initial date that Buyer (or its counsel) and the Representative (or its counsel) jointly instruct Agent to commence payments hereunder in accordance with Section 2.10 of the Definitive Agreement (such date and each other date of payment, the “Payment Date”), the Parties will provide Agent with completed account opening forms and a final copy of the Definitive Agreement. Agent shall administer a regulated broker-dealer paying account and any related trust or custodial account for unclaimed funds (collectively, the “Account”) for the purposes set forth herein and funds deposited hereunder will be disbursed solely in accordance with this Agreement. The funds in the Account shall be non-interest-bearing. At the Closing, (i) Buyer will wire, or cause to be wired, in immediately available funds to the Account pursuant to the instructions on Exhibit A, an amount equal to the sum of the Estimated Closing Cash Payment, less the Blocker Closing Payment, and the amount of any other payments to be made by the Agent at the Closing and (ii) Buyer will pay (or cause to be paid) the fees on Exhibit B that are due to Agent as of such time, half of which shall have been treated as a Transaction Expense pursuant to the Definitive Agreement. Agent shall invoice each of Buyer and Representative for fifty percent of any fees that may be due from time to time after the Payment Date, in each case as may be set forth on Exhibit B. From time to time after the Closing, in the event that Buyer or Representative deposit, or cause to be deposited, with Agent any Future Distribution Amount in accordance with the terms of the Definitive Agreement, Agent shall hold such deposited amounts in the Account and disburse such funds in accordance with this Agreement.

3.            Solicitation; Review. Agent will make available, electronically or by mail, to each holder of Preferred Units and Common Units (collectively, “Company Units”) as set forth on the Unitholder Spreadsheet (as defined below) (the “Unitholders”) a letter of transmittal in substantially the form attached hereto as Exhibit C (each, an “LOT”) in respect of such applicable Unitholder’s Company Units and, if Agent’s enhanced document collection service is requested, any other documents required by Agent to be returned by the Unitholders. In accordance with Section 2.10(b) of the Definitive Agreement, Agent shall make such materials available to the applicable Unitholders on the date directed by Representative and Buyer or their respective counsel (the “Solicitation Date”). Each Unitholder shall deliver a duly completed LOT, any required tax forms (including, without limitation, a properly completed IRS Form W-9 with respect to a “United States person” (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”) each such person a “U.S. Person”) and an applicable IRS Form W-8 for any Unitholder that is not a U.S. Person (each such person, a “Non-U.S. Person”)), (collectively “Tax Forms” together with the LOT, the “Required Documentation”)) (each such Unitholder that has done so, a “Tendering Unitholder”) prior to, and as a condition to, payment by Agent in accordance with this Agreement. Agent shall be provided with a properly completed applicable Tax Form from each Unitholder prior to being required to make payments to such Unitholder. If payment is to be made to a person other than the registered Unitholder, Agent shall not be required to process such payment until the Required Documentation has been properly completed by the new payee, including a medallion guarantee certifying such payment if necessary. Agent shall examine the materials received from each Tendering Unitholder to ascertain whether (i) the Required Documentation appears to have been properly completed and executed in accordance with the instructions set forth in the LOT and (ii) the class or series and number of Company Units evidenced by each LOT matches the number of the appropriate class or series of Company Units for such Tendering Unitholder on the Payment Spreadsheet (defined below). In the event Agent reasonably determines that any document has been improperly completed or executed, or that any other irregularity exists, Agent shall attempt to cause such irregularity to be corrected. As to any irregularity that Agent cannot resolve, Agent shall provide written notice to Buyer for instructions and final determination. After delivery to Agent of an LOT and such other documents required to be returned by the Unitholders, Agent shall, upon request by Buyer (or its counsel), promptly deliver written notice of such delivery to Buyer (and its counsel). Agent shall, in accordance with its standard procedures, preserve electronic versions of all documents (physical and electronic) described in this Section 3 and received by it, and will dispose of any physical documents within thirty (30) days of the resignation of Agent or the expiration of Agent’s duties and obligations hereunder, during which time Buyer and the Representative may request that Agent deliver such documents to Buyer or the Representative (or their respective counsel). The Parties hereby authorize Agent to provide Buyer, Representative and the Company and their respective counsel with access to all documents described in this Section 3 and other applicable Unitholder information.

4.            Spreadsheets; Payments. Representative or its counsel shall deliver to Agent and Buyer a spreadsheet (the “Unitholder Spreadsheet”) containing (in each case to the extent applicable): the names of Unitholders, unit classes or series and quantities, and email and physical addresses. Representative shall deliver to Agent and Buyer such Unitholder Spreadsheet by 2:00 p.m. ET at least two Business Days prior to the Solicitation Date. At least two Business Days prior to each applicable Payment Date, Representative and Buyer shall deliver to Agent a spreadsheet (the “Payment Spreadsheet”) containing (in each case to the extent applicable): (a) with respect to the Unitholders, the names of Unitholders, unit classes or series and quantities, payment amounts, email and physical addresses, tax characterizations, and, if applicable, any backup withholding amounts, and (b) with respect to any other Person to whom Agent will disburse funds at the Closing (the “Other Payees”), the names of such Other Payees, payment amounts, and wire instructions for such Other Payees. Should any revisions to the Payment Spreadsheet be required, Representative and Buyer or their respective counsels shall deliver a revised Payment Spreadsheet to Agent any time prior to 10:00 a.m. ET on the Payment Date (such final form of Payment Spreadsheet, the “Closing Spreadsheet”); provided, however, that the Parties acknowledge and agree that any substantial revisions to the Payment Spreadsheet could delay the Payment Date. Any subsequent payments to Unitholders shall be made pursuant to written disbursement instructions delivered to Agent by Representative, which shall be prepared in accordance with the terms of the Definitive Agreement, on an updated payment spreadsheet (together with the Closing Spreadsheet, “Spreadsheets”). Subject to sufficient funds being provided to Agent by 1 pm ET on the applicable Payment Date, Agent shall pay: (a) each eligible Unitholder that has properly signed and completed the Required Documentation the amount due to such Unitholder less any applicable withholding tax (if any), in each case, set forth on the applicable Spreadsheet; provided that (x) each Tendering Unitholder who has delivered the properly signed and completed Required Documents at least two (2) Business Days prior to the Closing Date will be paid in accordance with the Payment Spreadsheet (less any applicable withholding tax (if any)) on the Closing Date and (y) if a Tendering Unitholder delivers the properly signed and completed Required Documents thereafter, then such Tendering Unitholder will be paid in accordance with the Payment Spreadsheet (less any applicable withholding tax (if any)) promptly after the Closing Date; and (b) each Other Payee the amount due to such Other Payee set forth on the applicable Spreadsheet, on the Closing Date.

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Except as provided below, all payments shall be in United States (U.S.) dollars and shall be made by automated clearing house (ACH), check or wire transfer in accordance with the LOTs. Buyer hereby directs Agent to make available to the Unitholders, subject to eligibility, the option to receive their payments in a foreign currency (the “Foreign Currency Payment Option”). If a Unitholder selects the Foreign Currency Payment Option, Buyer hereby directs Agent to deliver such Unitholder’s payment to the currency exchange provider conducting the exchange on behalf of the Unitholder (the “Currency Exchange Provider”) and acknowledges and agrees that the Unitholder shall receive by wire its converted payment directly from Currency Exchange Provider generally within two (2) Business Days of the Currency Exchange Provider initiating the currency exchange. Any payments made pursuant to this Agreement shall be considered payments in United States (U.S.) dollars for tax reporting and withholding purposes. Agent shall deliver to the Parties a monthly report in electronic form listing all paid and unpaid payees. With respect to Unitholders that have their payment returned or rejected, or are not Tendering Unitholders as of three months following the Payment Date, Agent shall coordinate with Representative, and use Agent’s standard processes, to attempt to locate such Unitholders. On the first anniversary of each date amounts were deposited into the Account, any remaining amounts will be distributed to Buyer (or any other Person designated by Buyer) for further disposition. Promptly after the delivery of any remaining amounts, Agent shall deliver written notice to Buyer (and its counsel) and the Representative (and its counsel) identifying each Unitholder who has not delivered the completed Required Documentation applicable to such Unitholder.

5.	Tax Matters.

a.	U.S Payees. Buyer, the Company, Agent, and the Representative acknowledge that Agent is a “Payor,” “Withholding Agent,” “Middleman” or “Broker” as defined in Chapters 3, 4, 24 and 61 of the Code with respect to the payment of any gross proceeds hereunder. For distributions to U.S. Persons (actual or presumed), Agent shall complete tax reporting required of Agent by U.S. federal law. Unless otherwise set forth on the Spreadsheet as dividends, interest or other reportable income (collectively, “Other Income”) not reportable on IRS Form 1099-B, Agent shall report payments to U.S. Persons (actual or presumed) as gross proceeds on IRS Form 1099-B. Tax reporting for payments to U.S. Persons of Other Income not otherwise reportable on IRS Form 1099-B shall be the sole responsibility of the Company unless otherwise expressly provided on Exhibit D.

b.	Foreign Payees. Unless otherwise set forth on Exhibit D, Agent shall report on IRS Forms 1042-S using Buyer’s or the Company’s Federal Employer Identification Number (“FEIN”), as directed by Buyer, distributions to Unitholders that demonstrate their status as non-U.S. Persons in accordance with U.S. Treasury Regulations (“Foreign Unitholders”) which are identified on the Spreadsheets as Other Income. Distributions to Foreign Unitholders that are identified on the Spreadsheet as Other Income shall constitute domestic source income for which withholding may be required (as set forth on the Spreadsheets). Agent shall withhold from such distributions the applicable amounts (as set forth on the Spreadsheet or as otherwise directed by Buyer) and shall remit such taxes to the appropriate authorities on Buyer’s or the Company’s FEIN, as appropriate.

c.	Compensation Payments. Agent shall not be responsible for performing any tax reporting for distributions that constitute compensation payments.

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6.           Exculpation; Indemnification. Agent shall not be liable (i) in connection herewith except to the extent that its fraud, bad faith, gross negligence or willful misconduct was the cause of any loss to any Party or (ii) for special, incidental, punitive, indirect, or consequential loss or damage of any kind (including but not limited to lost profits). Buyer and the Representative shall severally and not jointly indemnify Agent for any losses, liabilities, taxes (except taxes imposed on the gross or net income of the Agent) and reasonable and documented out-of -pocket expenses (including, without limitation, the reasonable and documented out-of-pocket fees and expenses of outside counsel or experts) arising out of or in connection with this Agreement or any act, omission or error of Agent in connection herewith, except to the extent caused by Agent’s fraud, bad faith, gross negligence or willful misconduct. Notwithstanding anything to the contrary herein, Buyer and Representative agree, solely as between themselves, that any obligation for indemnification under this Section 6 (or for reasonable and documented out-of-pocket fees and expenses of the Agent described in Section 6, other than the fees described in Section 1) shall be borne by the party or parties determined by a court of competent jurisdiction to be responsible for causing the loss, damage, liability, cost or expense against which the Agent is entitled to indemnification or, if no such determination is made, then one half by Buyer and one half by Representative; provided, that, solely as between the Parties, any indemnification of Agent in respect of any loss, damage, liability, cost or expense arising out of any Spreadsheet, or any determination by the Representative in connection therewith, or any payment by Agent in accordance therewith, shall be borne solely by Representative and not by Buyer (this sentence, the “Indemnification Responsibility”). Agent shall have no obligation to make or facilitate any payment unless the applicable Party shall have provided the necessary readily available funds in accordance with the terms hereof to make such payments and shall not be liable or responsible for any delay or failure of a Party or other Person to comply with any of their respective obligations. Notwithstanding anything in this Agreement to the contrary, in no event shall Buyer or the Representative be liable for incidental, indirect, special, consequential or punitive damages of any kind whatsoever (including but not limited to lost profits) of Agent, even if such Party has been advised of the likelihood of such loss or damage and regardless of the form of action; provided, this sentence shall not prejudice Agent’s right to be indemnified for losses payable by Agent to third parties. If any amount paid by Buyer or the Representative on account of indemnification obligations owed pursuant to this Section 6 is in excess of the allocations specified in the Indemnification Responsibility above, the Party that paid such excess amount shall be entitled to reimbursement of such amount. Notwithstanding the foregoing, neither Buyer nor Representative shall be required to indemnify Agent for any losses, liabilities, taxes or other expenses arising out of the settlement or compromise of a third party claim unless Agent shall have provided written notice to the Party that would otherwise be required to provide indemnification hereunder. This Section 6 shall survive the resignation or removal of Agent and the termination of this Agreement.

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7.            Miscellaneous. Agent is a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). Agent’s duties shall be limited to those specifically set forth herein, which shall be deemed purely ministerial in nature. Agent may take any actions it reasonably determines are necessary to comply with applicable laws, rules and regulations including, without limitation, in connection with verification of identities under Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001; provided that Agent shall provide notice to the Parties promptly after taking any such action that is not contemplated by this Agreement. Agent may perform any of its duties hereunder directly or through affiliates or agents; provided, that Agent shall be liable for any action taken, suffered, to be taken or omitted to be taken by such affiliates or agents as if they were Agent’s own actions or omissions. Agent is not required to have knowledge of the terms of, or compliance by any party with, any other agreement to which Agent is not a party, including the Definitive Agreement. Agent shall keep the terms of the Definitive Agreement confidential, except for disclosure expressly contemplated by this Agreement, or as required by law, or to the extent such terms are or become publicly known through no fault of Agent; provided, that Agent shall be permitted to disclose information to (a) recipients of documents or funds in connection herewith and (b) employees, advisors, agents and consultants of Agent who have a need to know such information, provided that such Persons are subject to confidentiality obligations with respect thereto. “Business Day” means any weekday other than a weekday on which U.S. banks in New York, New York are authorized or required by law to close. Agent will not be required to provide any services that would require it to register as a transfer agent or money services business, be licensed as a money transmitter or obtain a banking license, and any provisions herein shall be deemed automatically modified to provide for such alternative services as necessary to avoid such registration or licensure. Any notices or other communications hereunder shall be in writing and shall be deemed given (i) on the date delivered in person, (ii) on the date of confirmed receipt when emailed, (iii) on the third Business Day after dispatch by registered or certified mail, postage prepaid, or (iv) on the next Business Day if transmitted by national overnight courier, in each case to the applicable address set forth on the signature pages hereto. Agent may rely upon, and shall not be liable for acting upon, any written notice, document, instruction or request furnished hereunder (including instructions or documents provided by an Authorized Representative of a Party or such Party’s counsel, or provided by a Unitholder or a Person acting on behalf of such Unitholder) and reasonably believed by Agent in good faith to be genuine and to have been signed or presented by the proper entity or individual without inquiry and without requiring substantiating evidence of any kind. Without limiting the intent of the foregoing, Agent may in its reasonable, good faith discretion (A) employ or decline to employ any process or procedure to carry out its responsibilities set forth herein, including, without limitation, in connection with the confirmation of identities, account information or payment instructions and (B) determine the sufficiency of any documents or instructions delivered to it hereunder. Agent may reasonably rely on the continued authority of each Authorized Representative until Agent has been duly notified in writing by the applicable Party of any updates to its Authorized Representatives. Except as set forth in the preceding sentence or Agent providing or updating Exhibit A hereto, this Agreement shall not be amended or modified except in writing by the Parties and the Agent. Agent may resign, or this Agreement may be terminated by the Parties, upon thirty (30) days advance written notice to the other parties hereto; provided, that no such termination shall relieve any party hereto from any liability incurred prior to such termination. Upon the resignation of Agent or termination of this Agreement, Agent shall promptly deliver any remaining funds in the Account to Buyer or its designee. Any entity into which Agent may be merged or converted or with which it may be consolidated shall be the successor and deemed assignee of Agent hereunder upon written notice from Agent to the Parties, and Agent may assign its rights and obligations under this Agreement to any entity to which all or substantially all the payments administration business may be transferred, and in each case, Agent shall give written notice of such assignment to the Parties promptly thereafter. This Agreement, and all claims or causes of action (whether in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by Delaware law, without regard to any conflict of laws provisions that would require the application of the Law of any other jurisdiction. Each party hereto irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and agrees that, subject to any right of the Parties to request arbitration under the FINRA Code of Arbitration Procedure for Customer Disputes, any disputes shall be exclusively resolved in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware or the Complex Commercial Litigation Division of the Superior Court of the State of Delaware). Any rights to trial by jury relating hereto are waived. Following the public announcement by the Parties of the merger or acquisition transaction contemplated in the Definitive Agreement, Agent may reference the Buyer as a customer (in form and content to be pre-approved in writing by Buyer); provided that Agent shall not publicly disclose any of the terms of the Definitive Agreement. Agent (or its affiliates) may receive fees from third parties as transaction fees based on balances deposited and may receive, directly or indirectly, fees or other revenue from payees for service level upgrades requested by such payees, including but not limited to the Foreign Currency Payment Option, in which case such fees or revenue shall be deducted from the applicable payments to such payees set forth in the applicable Spreadsheet. With respect to compensation based on balances deposited, such compensation may be reflected as a reduction or waiver of fees that Agent or its affiliates otherwise would have charged for services to be rendered hereunder. Any rounding discrepancies may be added to or deducted from payments made to the largest Unitholder. If any provision of this Agreement is determined to be prohibited or unenforceable, then such provision shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. The individual signing below on behalf of a party is authorized by that party to execute this Agreement on behalf of that party and to legally and validly bind that party to the terms of this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of an executed signature page to this Agreement and agreements, certificates, instruments and documents entered into in connection herewith by facsimile or other electronic transmission (including Adobe PDF format) will be effective as delivery of a manually executed counterpart to this Agreement or such agreements, certificates, instruments and documents.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

TELUS International Holding (U.S.A.) Corp.

By:
Name:
Title:

Address:

with a copy to (which shall not constitute notice):

Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022
Attention: Scott Petepiece, Doreen Lilienfeld and Andreas Piepers
Email: spetepiece@shearman.com, dlilienfeld@Shearman.com and andreas.piepers@shearman.com

Authorized Representative 1:

Name:
Telephone:
Email:

Authorized Representative 2:

Name:
Telephone:
Email:

Signature Page to Payments Administration Agreement

ACQUIOM FINANCIAL LLC

By:
Name:	Aaron Soper
Title:	Senior Director

Address:

Acquiom Financial LLC
950 17th Street, Suite 1400 Denver, CO 80202 Attention: Aaron Soper
Telephone: (612) 509-2307; (303) 222-2080
Email: paymentsadministration@srsacquiom.com and asoper@srsacquiom.com

Signature Page to Payments Administration Agreement

WLTR HOLDINGS, LLC

By:
Name:
Title:

Address:

c/o Insignia Capital Group
1333 N. California Blvd., Ste 520 Walnut Creek, CA 94596
Attention: Tony Broglio and Aaron Keller Email: tbroglio@insigniacap.com and akeller@insigniacap.com with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 300 North LaSalle Street Chicago, IL 60654
Attention: Sanford E. Perl, P.C., Robert A. Wilson, P.C. and Melanie B. Harmon
Email: sperl@kirkland.com, robert.wilson@kirkland and melanie.harmon@kirkland.com

Authorized Representative 1:

Name: Tony Broglio
Telephone: ___________
Email: tbroglio@insigniacap.com

Authorized Representative 2:

Name: Aaron Keller
Telephone: ___________
Email: akeller@insigniacap.com

Signature Page to Payments Administration Agreement

INSIGNIA WT HOLDINGS, LLC

By:
Name:
Title:

Address:

c/o Insignia Capital Group
1333 N. California Blvd., Ste 520 Walnut Creek, CA 94596
Attention: Tony Broglio and Aaron Keller Email: tbroglio@insigniacap.com and akeller@insigniacap.com with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 300 North LaSalle Street Chicago, IL 60654
Attention: Sanford E. Perl, P.C., Robert A. Wilson, P.C. and Melanie B. Harmon
Email: sperl@kirkland.com, robert.wilson@kirkland and melanie.harmon@kirkland.com

Authorized Representative 1:

Name: Tony Broglio
Telephone: ___________
Email: tbroglio@insigniacap.com

Authorized Representative 2:

Name: Aaron Keller
Telephone: ___________
Email: akeller@insigniacap.com

Signature Page to Payments Administration Agreement

Exhibit A

Wire Instructions

[•]

Exhibit B

Included Services	Description	Fees (USD)
Payments Administration	Includes: Setup Fee, Approximately 30 Unitholders, Online LOT Solicitation, Closing Payments and up to two post-closing releases.	$[*]
LOT Review and Acceptance	Distribute LOT to Unitholders, receive responses, review documentation for completeness. Includes customary follow up with Unitholders as needed.	Online distribution via Clearinghouse: [*]
Tax Reporting	Preparation and distribution of electronic IRS Form 1099-B to all Unitholders who received payment from SRS Acquiom.	Electronic 1099-B reporting: [*]
Fees Due at Closing:		$[*]

Fee Schedule

Optional Services	Description	Fees (USD)
Additional Post-Closing Payments	Process subsequent payment, payment instruction maintenance, remittance notice.	$[*] per payee
Offline LOT Review and Acceptance	Distribute hard copy LOT to Unitholders, receive responses, review documentation for completeness.	$[*] per Securityholder
Additional Tax Reporting	Additional fee for preparation and distribution of any (i) non-electronic IRS Form 1099-B, (ii) IRS Form 1042-S to Foreign Unitholders, or (iii) any other IRS tax forms pursuant to Exhibit D.	$[*] setup + $[*] per tax form per Unitholder

Note: Any service requested that is not detailed in this fee schedule may be provided for an additional charge. Securities products and Payments services offered through Acquiom Financial LLC, an affiliate broker-dealer of SRS Acquiom Inc. and member FINRA/SIPC.

Exhibit C

Form of Letter of Transmittal

See attached.

Exhibit D

Additional Tax Reporting

Agent shall have the following additional responsibilities, subject to the fees set forth on Exhibit B:

N/A

Exhibit G

Form of Letter of Transmittal

See attached.

Final Form

LETTER OF TRANSMITTAL

SUBMITTED IN CONNECTION WITH PAYMENT FOR SECURITIES OF

WLTR HOLDINGS, LLC

THE INSTRUCTIONS TO THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY

This Letter of Transmittal is being delivered to you in connection with the merger (the “Merger”) of Sequoia Merger Subsidiary, LLC, a Delaware limited liability company (“Merger Sub”), a wholly owned subsidiary of TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), with and into WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), in accordance with the terms of the Stock Purchase Agreement and Agreement and Plan of Merger (the “Purchase Agreement”), dated as of October 26, 2022, by and among Buyer, Merger Sub, the Company and the other parties thereto. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.

As a result of the transactions contemplated by the Purchase Agreement, each Preferred Unit and Common Unit (together, the “Units”) issued and outstanding immediately prior to the Effective Time (other than any Units to be cancelled pursuant to Section 2.07(c) of the Purchase Agreement, any Blocker Company Units and any Rollover Company Units) will be cancelled and extinguished and converted into the right to receive the consideration specified in the Purchase Agreement. In order to receive payment of the portion of the Transaction Consideration to which you are entitled pursuant to the Purchase Agreement, the undersigned (“you” or the “Undersigned”) must complete and sign this Letter of Transmittal, including the applicable exhibits (including a duly executed IRS Form W-9 or applicable W-8 and the accredited investor questionnaire), pursuant to the enclosed instructions and deliver this Letter of Transmittal to Acquiom Financial LLC (the “Paying Agent”). Your execution and delivery of this Letter of Transmittal to the Paying Agent will evidence your surrender of such Units for cancellation in accordance with the terms set forth herein and in the Purchase Agreement. If, in accordance with the instructions set forth herein, the Undersigned effects such surrender to the Paying Agent at least two Business Days prior to the Closing Date, the Undersigned may receive such consideration on the Closing Date. In the event that the Transactions are not consummated, your Letter of Transmittal will be returned to you.

YOU SHOULD READ THIS LETTER OF TRANSMITTAL AND THE PURCHASE AGREEMENT, INCLUDING, WITHOUT LIMITATION, THE DEFINITION OF “DISTRIBUTION PRINCIPLES,” IN THEIR ENTIRETY PRIOR TO DELIVERING THIS LETTER OF TRANSMITTAL TO THE PAYING AGENT FOR A COMPLETE DESCRIPTION OF THE CONSIDERATION YOU MAY BE ENTITLED TO RECEIVE AND THE TERMS AND CONDITIONS APPLICABLE THERETO. IF YOU HAVE ANY QUESTIONS REGARDING THESE INSTRUCTIONS OR THE LETTER OF TRANSMITTAL, PLEASE CONTACT CLIENT SERVICES TEAM VIA TELEPHONE AT 303-222-2080 OR VIA EMAIL AT SUPPORT@SRSACQUIOM.COM OR ELIZABETH GARAI OF KIRKLAND & ELLIS LLP VIA TELEPHONE AT 312-862-3635 OR VIA EMAIL AT ELIZABETH.GARAI@KIRKLAND.COM.

By executing this Letter of Transmittal: (a) you acknowledge receipt of the Purchase Agreement; (b) you acknowledge that you have reviewed and understand the Purchase Agreement, including, without limitation, the definition of “Distribution Principles,” the terms of the Transactions described in the Purchase Agreement, this Letter of Transmittal and related materials provided to the Undersigned in connection with this Letter of Transmittal; (c) you acknowledge that you have had an opportunity to ask questions and receive answers from the Company and your own legal counsel and such other of your own financial, accounting, tax or other advisors as you have deemed necessary to evaluate the Transactions contemplated by the Purchase Agreement and this Letter of Transmittal; (d) you are relying solely on your own legal, tax and investment advisors and not on any statements or representations of the Company, Buyer or any of their respective agents; (e) you are responsible for your own tax liability, if any, that may arise from the Merger; (f) you are voluntarily executing this Letter of Transmittal; and (g) you have had a reasonable period of time to consider the provisions of the Purchase Agreement and this Letter of Transmittal and have considered them carefully before executing this Letter of Transmittal.

By signing and submitting this Letter of Transmittal, you also hereby represent, warrant, covenant and agree as follows:

1.	The Undersigned is the record and beneficial holder of all of the Units set forth on Form 3 (the “Securities”) as of the date of this Letter of Transmittal and the Closing, with good and valid title to, and full power and authority or legal capacity, as the case may be, to sell, convey, surrender, deliver, assign and transfer, such Securities, free and clear of all Liens, other than those arising under applicable securities laws. Other than the Securities, the Undersigned does not hold or own any additional Units or other securities of the Company, beneficially or otherwise, and does not have any outstanding rights, options, warrants, calls, convertible securities, exchangeable securities or other similar rights to acquire any securities of the Company.

2.	Except for the LLC Agreement, there are no voting trust agreements, powers of attorney, shareholder agreements, proxies, or any other contracts to which the Undersigned is a party, or by which the Undersigned is bound, directly or indirectly, relating to the sale, transfer, voting, registration, acquisition, redemption, repurchase, pledge, distribution rights, or disposition of any of the Securities, or otherwise granting any Person any right of first refusal, preemptive right, antidilutive right or similar right in respect of the Securities and there are no existing restrictions on the transfer of such Securities.

3.	There is no public or private action, arbitration, audit, examination, external investigation, hearing, litigation, suit or Proceeding pending or, to the Undersigned’s knowledge, threatened against the Undersigned that would prevent or materially delay the Undersigned from performing its obligations under this Letter of Transmittal.

4.	If the Undersigned is an Accredited Unitholder, the Undersigned hereby acknowledges that (i) the Closing Consideration Shares to be issued to the Undersigned (if any) (the “Undersigned’s TI Shares”) will be issued in a transaction or transactions exempt from registration under the Securities Act (by reason of Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act) and therefore may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom; and (ii) the Undersigned’s TI Shares will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be offered, sold, pledged, assigned or otherwise transferred unless (A) a registration statement with respect thereto is effective under the Securities Act and any applicable state securities Laws or (B) an exemption from such registration exists and either the Guarantor receives an opinion of counsel to the holder of such securities, which counsel and opinion are reasonably satisfactory to the Guarantor, that such securities may be offered, sold, pledged, assigned or transferred in the manner contemplated without an effective registration statement under the Securities Act or applicable state securities Laws.

5.	If the Undersigned is an Accredited Unitholder, the Undersigned hereby represents and warrants that (i) the Undersigned is acquiring the Undersigned’s TI Shares for investment for the Undersigned’s account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof in violation of the Securities Act or any applicable U.S. state or other country’s securities Law, and it has no present intention of distributing any of such securities in violation of the Securities Act or any applicable U.S. state or other country’s securities Law and has no contract, undertaking, agreement or arrangement with any person regarding the distribution of such securities in violation of the Securities Act or any applicable U.S. state or other country’s securities Laws; (ii) the Undersigned has such knowledge and experience in financial and business matters that the Undersigned is capable of evaluating the merits and risks of the Undersigned’s investment in the Undersigned’s TI Shares, is able to bear the economic risk of the Undersigned’s investment in the Undersigned’s TI Shares and, at the present time, is able to afford a complete loss of such investment; and (iii) the Undersigned is, as of the date hereof, an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act.

6.	The Undersigned has the full power and authority or legal capacity, as the case may be, to execute and deliver this Letter of Transmittal and any other agreement or instrument required to be executed and delivered by the Undersigned hereby (the “Other Agreements”) and to perform its obligations hereunder and thereunder, this Letter of Transmittal and any Other Agreements are legal, valid and binding obligations of the Undersigned, enforceable against the Undersigned in accordance with their terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other applicable Law affecting generally the enforcement of creditors’ rights and subject to general principles of equity (whether considered in a proceeding in equity or at law)), and the execution, delivery and performance of this Letter of Transmittal have been duly and validly approved and authorized by all necessary action, including, if applicable, corporate, limited liability company or limited partnership action, by the Undersigned.

7.	The execution and delivery of this Letter of Transmittal by the Undersigned does not (a) if the Undersigned is a corporation, limited liability company, partnership, limited partnership or trust, violate or conflict with, or result in a breach of, any provision of the certificate or articles of incorporation, bylaws, certificate of formation, operating agreement, partnership agreement or other similar organizational documents of the Undersigned, (b) conflict with, violate, breach, result in any loss of rights under or trigger new obligations under, or contravene any Law applicable to, binding upon or enforceable against the Undersigned, or (c) result in the creation or imposition of any Lien upon the Securities or (d) require the consent or approval of any Governmental Authority or any other Person by the Undersigned on any of the Units surrendered hereby.

8.	Other than as set forth in Section 6.24 of the Purchase Agreement, there are no claims for brokerage commissions, finders fees or similar compensation in connection with the transactions contemplated by the Purchase Agreement or this Letter of Transmittal based on any arrangement or arrangement made by or on behalf of the Undersigned (or if applicable, its respective officers, directors or employees).

9.	Following the date of this Letter of Transmittal, the Undersigned hereby covenants and agrees that the Undersigned will not, and will cause his, her or its Affiliates not to, and will use commercially reasonable efforts to cause his, her or its representatives and agents not to, disclose the Purchase Agreement or any terms or contents thereof, or any confidential, non-public or proprietary information of the Company or its Subsidiaries (collectively, “Confidential Information”); provided, that the Undersigned agrees to be responsible for any breach by his, her or its Affiliates and its and their respective representatives and agents; provided further, that the Undersigned may disclose Confidential Information (i) to its accountants, advisors and other representatives as necessary in connection with the evaluation of this Letter of Transmittal or the Purchase Agreement (so long as such Persons agree to or are bound by contract to keep the terms of this Letter of Transmittal and the Purchase Agreement confidential)), (ii) if such disclosure is required by applicable Law, in which case the Undersigned will provide Buyer with prompt written notice and provide reasonable assistance and cooperation with all efforts of Buyer and/or its Subsidiaries, at Buyer’s sole cost, in obtaining a protective order or other appropriate remedy and disclose such Confidential Information only to the extent required by such Law and request confidential treatment thereof, (iii) is or becomes generally available to, or known by, the public (other than through disclosure by the Undersigned or any of its Affiliates or representatives in violation of this Section 7); (iv) is lawfully acquired by the Undersigned or any of its Affiliates or representatives after the Closing from a source which, to the actual knowledge of such Person, after reasonable inquiry, is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation to Buyer, the Company or any of their respective Affiliates; or (v) is independently derived by the Undersigned or any of its Affiliates or representatives after the Closing without reference to, or use of, information subject to the confidentiality obligations of this Section 7. Notwithstanding the foregoing or anything else contained herein or in any other Transaction Document to the contrary, nothing shall prohibit disclosures of Confidential Information by the Undersigned and its Affiliates and representatives to the extent necessary to litigate or arbitrate any Proceeding or dispute related to, or arising out of or in connection with, this Letter of Transmittal, the Purchase Agreement or the transactions contemplated hereby or hereby.

10.	The Undersigned, upon request, will execute and deliver any additional documents reasonably deemed necessary by the Paying Agent, the Company or Buyer to effectuate the surrender of the Securities. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the Undersigned and its successors, assigns, heirs, executors, administrators and legal representatives of the Undersigned to the extent permitted by law and shall not be affected by, and shall survive, the death or incapacity of the Undersigned. The surrender of the Securities hereby is irrevocable, unless the Purchase Agreement is validly terminated in accordance with its terms and the Closing does not occur. The Undersigned acknowledges and agrees that the parties to the Purchase Agreement may make revisions to the Purchase Agreement before the Effective Time in accordance with the provisions of the Purchase Agreement. The Undersigned acknowledges that the Undersigned will not be entitled to consideration in the event that the Merger contemplated by the Purchase Agreement is not consummated.

11.	The Undersigned hereby forever and irrevocably waives any appraisal rights, quasi-appraisal rights, dissenter’s rights or similar rights that the Undersigned might otherwise have in connection with the Undersigned’s ownership of the Securities under applicable law in connection with the transactions contemplated by the Purchase Agreement and irrevocably withdraws all written objections to the Transactions and/or demands for appraisal, if any, with respect to the Securities owned by the Undersigned. The Undersigned understands that submission of this Letter of Transmittal to the Paying Agent constitutes an irrevocable waiver of the Undersigned’s rights to demand appraisal for the fair value of the Undersigned’s Securities pursuant to the provisions of Delaware law.

12.	The Undersigned understands and agrees that (a) unless and until the Undersigned submits a properly completed and signed Letter of Transmittal according to the terms herein (including a duly executed IRS Form W-9 or applicable Form W-8), no payments of the Transaction Consideration pursuant to the Purchase Agreement shall be made to the Undersigned or its designee, (b) payment of the Transaction Consideration is conditioned on the closing of the Transaction (which is subject to various conditions), and if the Transactions are not consummated, this Letter of Transmittal will be returned to the Undersigned and will be void and of no force and effect, (c) in no event will the Undersigned receive any interest on the portion of the Transaction Consideration to which the Undersigned is entitled pursuant to the Purchase Agreement, (d) the Transaction Consideration to be received by the Undersigned will be calculated by the Representative in accordance with the Purchase Agreement and the LLC Agreement, and the actual portion of any Transaction Consideration to be received by the Undersigned is subject to adjustment and the results of certain post-Closing items (including the adjustment distributed in Section 3.03(b) of the Purchase Agreement) as set forth in the Purchase Agreement, (e) the Transaction Consideration is subject to withholding, if applicable, by the Company, or other applicable withholding agent, as set forth in the Purchase Agreement and (f) in accordance with the terms of the Purchase Agreement, the Undersigned will not receive any Closing Consideration Shares unless the Undersigned is an Accredited Unitholder. All questions as to validity, form and eligibility of any Letter of Transmittal will be determined by the Representative and Buyer in their sole discretion, and such determination shall be final and binding.

13.	The Undersigned hereby irrevocably and unconditionally approves and adopts the Purchase Agreement, the agreements referred to or contemplated in the Purchase Agreement, the other Transaction Documents and the Merger and the other Transactions contemplated thereby in all respects.

14.	The Undersigned acknowledges and agrees that the Representative has been appointed as the representative of the Unitholders of the Company in connection with the Purchase Agreement and the Transactions, with the powers and authorities granted to it under the Purchase Agreement (including in Section 2.11 and Section 14.16 thereof). The Undersigned hereby irrevocably ratifies such appointment and hereby acknowledges and agrees that the Representative shall have the full power and authority to represent the Undersigned in the manner contemplated by the Purchase Agreement (including, but not limited to, Section 2.11 and Section 14.16 thereof). The Undersigned hereby acknowledges and agrees that (i) the Representative shall have no liability to the Undersigned for actions taken or omitted to be taken under the Purchase Agreement, except as otherwise provided in Section 14.16 of the Purchase Agreement, and (ii) the Undersigned shall be bound by the indemnification provisions in favor of the Representative contained in Section 14.16 of the Purchase Agreement.

15.	The Undersigned understands and agrees that (a) a portion of the Transaction Consideration to which it may be entitled under the Purchase Agreement will be deposited with (i) the Representative for purposes of funding the Representative Holdback pursuant to the terms in the Purchase Agreement and (ii) the Escrow Agent for purposes of funding the Adjustment Escrow Amount and (b) the Undersigned shall only be entitled to a portion of such amount (if any) if, as and when such amount is payable in accordance with the provisions of the Purchase Agreement.

16.	The Undersigned hereby agrees and acknowledges that Buyer, Merger Sub and the Representative are hereby made express third-party beneficiaries of this Letter of Transmittal and shall be entitled to enforce directly their respective rights hereunder.

17.	Effective as of the Effective Time, the Undersigned, for itself and its heirs, estate and agents or any other Person acting for or on behalf of the Undersigned and any of their respective successors or assigns (collectively, the “Releasors”), to the fullest extent permitted by applicable Law, hereby irrevocably and unconditionally releases, acquits and forever discharges each of Buyer, the Surviving Company and each of its Subsidiaries, each of their respective Affiliates, any Person who controls (as such term is defined in Section 15 of the Securities Act) any of the foregoing and each of their respective past, present and future Affiliates, directors, officers, equityholders, partners (general and limited), managers, members, employees, agents, consultants, advisors, fiduciaries, and other representatives (including, without limitation, legal counsel, investment bankers, accountants and financial advisors), and all of the foregoing Persons’ respective successors and assigns (individually, a “Releasee” and collectively, “Releasees”), without the need for any further action, from any and all claims, demands, proceedings, actions, causes of action, arbitrations, hearings, investigations, litigations, complaints, mediations, suits, injunctions, orders, rulings, judgments, debts, Liabilities, losses, costs, expenses and obligations of any kind or character whatsoever, whether known or unknown, suspected or unsuspected, contingent or otherwise, both at law and in equity, whether sounding in Contract, tort or otherwise, by reason of, relating to or arising from the fact that the Undersigned is or was, directly or indirectly, an equityholder of the Company at or prior to the Effective Time (collectively, “Claims”), which any Releasor now has, has ever had, or may hereafter have against any Releasee (collectively, the “Releases”). Notwithstanding the foregoing, the Releases shall not relieve any Releasee of, and Claims shall not include, (i) obligations or liabilities pursuant to the Purchase Agreement or the other Transaction Documents or (ii) any director, officer or manager indemnification, exculpation or expense advancement or reimbursement obligations pursuant to the organizational documents of the Company and its Subsidiaries (including the availability of insurance to cover such obligations). The Undersigned hereby also irrevocably covenants to refrain from, directly or indirectly, asserting any Claim or commencing, instituting or causing to be commenced, any action, arbitration, audit, hearing, investigation, litigation, complaint, mediation or suit of any kind against any Releasee based upon any Claim. The Undersigned hereby agrees and acknowledges that the Releasees are hereby made express third party beneficiaries of this Letter of Transmittal and shall be entitled to enforce directly their respective rights hereunder.

18.	The Undersigned hereby acknowledges and agrees (i) that the consideration payable to the Undersigned pursuant to the Purchase Agreement constitutes the entire and total consideration to which the Undersigned is entitled in respect of the Units held by the Undersigned, (ii) that (x) the Representative has the authority to prepare and deliver the Consideration Spreadsheet and Future Distribution Amount to be delivered under the Purchase Agreement and to agree to such amendments or modifications thereto as the Representative, in its sole discretion, determines to be desirable and (y) the Undersigned consents to all calculations, figures and allocations set forth in the Consideration Spreadsheet and Future Distribution Amount (and all provisions of the Purchase Agreement relating to the preparation of the Consideration Spreadsheet, Future Distribution Amount and amounts set forth therein, including the Distribution Principles), and hereby waives and will not assert any Proceedings or Liabilities relating to the foregoing (including any inaccuracy contained therein), and (iii) neither Buyer nor the Company or any of their Subsidiaries will have any responsibility or liability to the Undersigned or any other Person with respect to the calculation of the amounts set forth on the Consideration Spreadsheet or the Future Distribution Amount. The Undersigned agrees to be bound by the Distribution Principles for all purposes in connection with the Merger, including in the determination of the amount payable to the Undersigned pursuant to the Consideration Spreadsheet or the Future Distribution Amount (the “Distribution Amount”). The undersigned hereby acknowledges and agrees that the Buyer or the Company, as applicable, will make payment of the Distribution Amount in accordance with the terms of the Purchase Agreement, and, subject to Section 14.16 of the Purchase Agreement, neither the Buyer nor the Company will have any responsibility or liability to the Undersigned or any other Person with respect to truth and accuracy of the Distribution Principles or the failure of the Paying Agent to deliver the Distribution Amount to the Undersigned following payment of (i) a portion of the Estimated Closing Payment to the Paying Agent at the Closing, pursuant to Section 3.02(b)(ii) of the Purchase Agreement, or (ii) a portion of the the Adjustment Escrow Fund, pursuant to Section 3.03(b) of the Purchase Agreement.

19.	This Letter of Transmittal, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Letter of Transmittal, or the negotiation, execution or performance of this Letter of Transmittal (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Letter of Transmittal or as an inducement to enter into this Letter of Transmittal), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction, and without giving effect to any conflict-of-laws or other rule that would result in the application of the laws of a different jurisdiction.

20.	THE UNDERSIGNED ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF, OR WITH RESPECT TO, THIS LETTER OF TRANSMITTAL OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE THE UNDERSIGNED HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT THE UNDERSIGNED MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS LETTER OF TRANSMITTAL OR THE TRANSACTIONS. THE UNDERSIGNED CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE UNDERSIGNED WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) THE UNDERSIGNED UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) THE UNDERSIGNED MAKES THIS WAIVER VOLUNTARILY AND (IV) THE UNDERSIGNED HAS BEEN INDUCED TO ENTER INTO THIS LETTER OF TRANSMITTAL BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 18. THE COMPANY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS LETTER OF TRANSMITTAL WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE UNDERSIGNED TO THE WAIVER OF THE UNDERSIGNED’S RIGHT TO TRIAL BY JURY.

21.	ANY PROCEEDING ARISING OUT OF, RELATING TO, OR WITH RESPECT TO, THIS LETTER OF TRANSMITTAL OR THE TRANSACTIONS SHALL BE BROUGHT EXCLUSIVELY IN THE DELAWARE COURT OF CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (UNLESS THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, IN WHICH CASE, IN ANY FEDERAL COURT WITHIN THE STATE OF DELAWARE OR THE COMPLEX COMMERCIAL LITIGATION DIVISION OF THE SUPERIOR COURT OF THE STATE OF DELAWARE) (THE “DESIGNATED COURTS”), AND THE UNDERSIGNED ACCEPTS THE EXCLUSIVE JURISDICTION OF THE DESIGNATED COURTS FOR THE PURPOSE OF ANY SUCH PROCEEDING. THE UNDERSIGNED HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH PROCEEDING IN ANY DESIGNATED COURT AND HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN THE DESIGNATED COURTS HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. THE UNDERSIGNED AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT SENT IN ACCORDANCE WITH SECTION 14.02 OF THE PURCHASE AGREEMENT SHALL BE EFFECTIVE SERVICE OF PROCESS IN ANY SUCH PROCEEDING.

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Accredited Investor Questionnaire

It is contemplated that Sequoia Merger Subsidiary LLC (“Merger Sub”), a wholly-owned subsidiary of TELUS International Holding (U.S.A.) Corp. (“Buyer”) will be merged with and into WLTR Holdings, LLC (the “Company”) and that, as a result of such merger, (i) certain equity interests in the Company would be converted into the right to receive cash and subordinate voting shares (“TI Shares”) of TELUS International (Cda) Inc. (“TIXT”) and (ii) certain other equity interests in the Company would, as a result of the consummation of the Merger, be converted into new equity interests in the Company (such interests, the “Surviving Company Interests”). In addition, certain holders of options may reinvest a portion of their proceeds by acquiring, following the closing of such merger, Surviving Company Interests.

In connection with the aforementioned transactions, the undersigned investor is being asked to complete the attached questionnaire and certification to confirm it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) for purposes of determining whether the undersigned is eligible to receive TI Shares and/or Surviving Company Interests.

All denominations are in U.S. dollars.

PART 1:	QUESTIONS

Investment Representations

A.	If the undersigned investor is a natural person (i.e., an individual), please place an “X” next to each of the following items which accurately describe the undersigned investor:

☐	(1)	a natural person whose individual net worth[1] (or joint net worth with such person’s spouse) exceeds $1,000,000;

☐	(2)	a natural person who had an individual income[2] in excess of $200,000 in each of the two most recent years and who reasonably expects to have an individual income in excess of $200,000 in the current year or who had joint income[3] in excess of $300,000 in each of the two most recent years and who reasonably expects to have joint income in excess of $300,000 in the current year; or

[1]	For purposes of this item, “net worth” means the excess of total assets at fair market value, excluding (a) the value of the individual’s primary residence, and (b) any debt secured by the individual’s primary residence but not in excess of such primary residence’s fair market value, over total liabilities.
[2]	For purposes of this item, “individual income” means adjusted gross income as reported for Federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under Section 103 of the Internal Revenue Code of 1986 (the “Code”), (ii) the amount of losses claimed as a member in a partnership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.
[3]	For purposes of this item, “joint income” means adjusted gross income as reported for Federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under the Code, (ii) the amount of losses claimed as a member in a membership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

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☐	(3)	any director, executive officer, or general partner of TIXT.

	(4)	a natural person who holds in good standing one or more of the following professional certifications, designations and other credentials from an accredited educational institution that the U.S. Securities and Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status, please place an “X” next to each credential held by the undersigned investor:

☐	(A)	licensed General Securities Representative (Series 7);

☐	(B)	licensed Investment Adviser Representative (Series 65); and/or

☐	(C)	licensed Private Securities Offerings Representative (Series 82).

B.	If the undersigned investor is not a natural person (i.e., is instead a corporation, partnership, a limited liability company, trust or other entity), please place an “X” next to each of the following items which accurately describe the undersigned investor:

☐	(1)	a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

☐	(2)	a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

☐	(3)	an insurance company as defined in Section 2(a)(13) of the Securities Act;

☐	(4)	an investment company registered under the Investment Company Act of 1940, as amended;

☐	(5)	a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended;

☐	(6)	a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐	(7)	a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

	(8)	an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if either:

☐	(A)	the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser;

☐	(B)	the employee benefit plan has total assets in excess of $5,000,000; or

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☐	(C)	such a plan is a self-directed plan with investment decisions made solely by persons that are “accredited investors;”

☐	(9)	a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐	(10)	one of the following entities which was not formed for the specific purpose of making an investment in the offered securities and which has total assets in excess of $5,000,000:

(A)	an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

(B)	a corporation or partnership; or

(C)	a Massachusetts or similar business trust, partnership or limited liability company;

☐	(11)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring an interest in the offered securities, whose purchase of the membership interests offered is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D;

☐	(12)	an entity in which all of the equity owners are “accredited investors;”

☐	(13)	any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940:

(A)	With assets under management in excess of $5,000,000,

(B)	That is not formed for the specific purpose of acquiring the securities offered, and

(C)	Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐	(14)	Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements in paragraph (B)(13) of this section and whose prospective investment in TIXT is directed by such family office.

C.	Indicate by placing an “X” next to the form of entity of the undersigned:

☐	Individual	☐	Limited Partnership

☐	Corporation	☐	General Partnership

☐	Revocable Trust

☐	Other Type of Trust (indicate type):

☐	Other (indicate form of organization):

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D.	If the undersigned is not an individual, indicate below whether the following is true: the undersigned (1) was not organized or reorganized for the specific purpose of acquiring the securities of the issuer and (2) has made investments prior to the date hereof, and each beneficial owner of the undersigned has and will share in the investment in proportion to his or her ownership interest in the undersigned.

☐    True

☐    False

E.	Indicate below whether the following is true: this investment is solely for the account of the undersigned and not for the account of another party. [4]

☐    True

☐    False

PART 2:	REPRESENTATIONS AND WARRANTIES

The undersigned hereby represents and warrants to the Company, Buyer and TIXT as follows:

(1)	The undersigned is an “accredited investor” as that term is defined in Regulation D under the Securities Act. The TI Shares and/or Surviving Company Interests to be acquired by the undersigned pursuant to that certain Stock Purchase Agreement and Agreement and Plan of Merger by and among Telus International Holding (U.S.A.) Corp., Sequoia Merger Subsidiary LLC, WLTR Holdings, LLC, and Insignia WT Holdings, LLC (for itself and in its capacity as the representative), dated on or around October [•], 2022 are being acquired for the undersigned’s own account for investment purposes and not with a view to, or intention of, any distribution thereof or with any present intention of offering or selling any of such securities in a transaction that would violate the Securities Act or the securities laws of any state of the United States of America or any other applicable jurisdiction.

(2)	The undersigned is able to bear the economic risk and lack of liquidity of an investment in the TI Shares and/or Surviving Company Interests, as applicable, for an indefinite period of time and to bear the total loss of the investment therein. The undersigned is aware that TI Shares or Surviving Company Interests have not been registered under the Securities Act or any applicable state securities laws or the securities laws of any other jurisdiction and, therefore, cannot be sold or otherwise transferred unless subsequently registered under the Securities Act and such applicable state securities laws or if an exemption from such registration is available. The undersigned further specifically acknowledges that such securities may not be sold or otherwise transferred for six months from acquisition thereof unless registered under the Securities Act and applicable state securities laws and that a restricted securities legend will be added to such securities evidencing the foregoing restrictions.

[4]	Notwithstanding a “True” response, if the undersigned is not an individual, the undersigned may transfer some or all of the investment to those of its equity owners who are accredited investors.

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(3)	The undersigned has the knowledge and experience in financial and business matters such that the undersigned is capable of evaluating the merits and risks of the investment in TI Shares and/or Surviving Company Interests, as applicable, and has obtained, to the extent the undersigned deems it necessary, the undersigned’s own personal professional advice with respect to the tax consequences of receiving, and the risks inherent in an investment in, TI Shares and/or Surviving Company Interests, as applicable, and the suitability of an investment in TI Shares and/or Surviving Company Interests, as applicable, in light of the undersigned’s financial condition and investment needs.

(4)	The undersigned has had an opportunity to ask questions and receive answers from the Company, Buyer and TIXT concerning the terms and conditions of the investment and has had access to such other information concerning the Company, Buyer and TIXT as she, he, or it has requested for purposes of making the undersigned’s investment decision.

(5)	The information contained herein is complete and accurate and may be relied upon by the Company, Buyer and TIXT and their affiliates and representatives.

PART 3:	ACKNOWLEDGMENTS AND COVENANTS

(1)	The undersigned agrees to provide such documentation confirming undersigned’s answers in Part 1 hereof as reasonably requested by Buyer and its counsel.

(2)	The information provided by the undersigned in this questionnaire and certification and any documents accompanying it is confidential and will not be reviewed by anyone other than the Company, Buyer, TIXT and their advisers and counsel; provided, however, that this Questionnaire and Certification may be shown to agents or officials of the SEC, New York Stock Exchange, Toronto Stock Exchange, or any state securities regulatory agency, any securities regulatory authority in Canada or other law enforcement officials upon their request. In addition, the undersigned agrees that this information may also be produced in courts of law or other regulatory tribunal if considered evidentiary or otherwise required.

(3)	The undersigned acknowledges and agrees that the information provided by the undersigned in this questionnaire and certification and any documents accompanying it will be relied upon by the Company, Buyer and TIXT in determining, among other things, whether there are reasonable grounds to believe that the undersigned qualifies as an “Accredited Investor” as that term is defined in Rule 501(a) of Regulation D or is otherwise qualified to invest.

(4)	The undersigned hereby certifies that the information contained herein, including the undersigned answers in Part 1 hereof and the documents that the undersigned has submitted to the Company, Buyer and TIXT to verify such information are true, accurate and complete to the best of the undersigned’s knowledge. The undersigned further agrees to promptly notify Buyer of any changes in the information contained herein.

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IN WITNESS WHEREOF, the undersigned investor has executed this certification, effective as of the ______ day of _______________.

Investor’s Name: _________________________________________

By: ___________________________________________________

(signature of authorized representative)

Investor’s Mailing Address:

Attention: ______________________________________________

Phone No.: _____________________________________________

Email Address: _______________________________________________

Its.: ___________________________________________________

(name and title of authorized representative)

_____________________________________________

[Signature Page to Accredited Investor Questionnaire]

[AQM to add back-end forms]

[Signature Page to Accredited Investor Questionnaire]

IRS Form W-9

[See attached.]

Exhibit H

Form of Registration Rights Agreement Amendment

See attached.

Final Form

AMENDMENT TO THE REGISTRATION RIGHTS AGREEMENT

THIS AMENDMENT TO THE REGISTRATION RIGHTS AGREEMENT, dated as of [●] (this “Amendment”) is entered into among (a) TELUS International (Cda) Inc. (the “Corporation”), (b) TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd. and 1276436 B.C. Ltd. (collectively, “TELUS”), (c) Riel B.V (“Baring”), (d) Jeffrey Puritt (“Puritt”), (e) Insignia WT Holdings, LLC (together with the Sponsor Permitted Holders (as defined herein) in accordance with Article 7 and its and their respective successors, the “Sponsor Investor”) and (f) New WT Parent, Inc., Tidy Man, LLC, Wolf & Shield, LLC, Johannes Aurik Family Trust, Marcus East, Cristiano Franco, Digital Paper LLC, Arti Michael Signer, Abby Cook, Blake Sirach, Christy Philips, Mike Moore, Tobias A. Dengel Trust U/D/T dated September 27, 2007, Will Mayo and Jamie Timm (collectively, the “Management Investors” and each, a “Management Investor” and, together with the Sponsor Investor, the “Investors”, and each of the Sponsor Investor and the Management Investors, an “Investor”). All capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the registration rights agreement, dated February 5, 2021, entered into among the Corporation, TELUS and BPEA (as amended by this Amendment, the “Registration Rights Agreement”).

WHEREAS, the Corporation, TELUS, BPEA and Puritt have agreed to provide certain rights to (i) the Sponsor Investor to (A) request one (1) Sponsor Demand Registration, (B) participate in any other Demand Registration (as defined below), and (C) effect the filing of an Automatic Shelf Registration Statement (as defined below), if available, or an F-10 Registration Statement (each term as defined herein) if the Automatic Shelf Registration Statement is not available, or any prospectus supplement or post-effective amendment thereto, to provide for the registration and/or qualification by Canadian Prospectus of the sale of Shares owned by the Sponsor Investor as of the date hereof (including the Shares received by the Sponsor Investor pursuant to that certain Stock Purchase Agreement and Agreement and Plan of Merger by and among Telus International Holding (U.S.A.) Corp., Sequoia Merger Subsidiary LLC, WLTR Holdings, LLC, and Insignia WT Holdings, LLC (for itself and in its capacity as the representative), dated October 26, 2022 (the “Acquisition Agreement”), and (ii) the Management Investors to (A) participate in any Demand Registration and (B) effect the filing of an Automatic Shelf Registration Statement, if available, or an F-10 Registration Statement, if the Automatic Shelf Registration Statement is not available, or any prospectus supplement or post-effective amendment thereto, in each case to provide for the registration and/or qualification by Canadian Prospectus of the sale of Shares owned by the Management Investors as of the date hereof (including Shares received by the Management Investors pursuant to the Acquisition Agreement) and Shares, if any, to be issued to the Management Investors pursuant to the Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated as of [●] (the “LLC Agreement” and all such Shares, the “Management Investor Shares”)), in each case of (i) and (ii), subject to the terms and conditions set forth in the Registration Rights Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.           Incorporation of Provisions. Sections 1.3 through and including 1.8 of the Registration Rights Agreement are incorporated fully and made a part of this Amendment.

Section 2.           Amendments to Registration Rights Agreement. The Registration Rights Agreement is hereby amended as follows:

(a)	Parties. Each Investor shall be a party to the Registration Rights Agreement and deemed to be a “Holder” as such term is defined in the Registration Rights Agreement, subject to terms of the Amendment.

(b)	Definitions. The following definitions included in Section 1.1 of the Registration Rights Agreement are hereby amended by amending and restating the definitions or adding new definitions, as applicable, as follows:

“Affiliate” shall have the meaning assigned to it in Rule 405 promulgated under the Securities Act.

“Baring” or “BPEA” means Riel B.V., its Permitted Holders in accordance with Article 7 and its and their respective successors.

“Baring Fund” or “BPEA Fund” means BPEA Private Equity Fund VI, L.P.1, BPEA Private Equity Fund VI, L.P.2 and BPEA Private Equity Fund VI Co-Investment L.P., and any of their respective successors and assigns, including any successor by way of amalgamation, merger, arrangement or other reorganization.

“Baring Fund” or “BPEA Permitted Holders” means any funds managed or advised by BPEA EQT Pte. Ltd. or any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed or advised by BPEA EQT Pte. Ltd. or an Affiliate of BPEA EQT Pte. Ltd.

“Permitted Holder” means any of (i) BPEA Permitted Holders, (ii) the TELUS Permitted Holders and (iii) the Sponsor Permitted Holders.

“Public Offering” means an underwritten public offering and sale of Shares for cash pursuant to (i) a Canadian Preliminary Prospectus and a Canadian Prospectus or solely a Canadian Prospectus, and/or (ii) an effective Registration Statement under the Securities Act, and includes, in each case, a Bought Deal.

“Registrable Securities” means (i) Shares held by any Person party to this Agreement as of the date of this Agreement, including any amendment thereto, (ii) Shares issued or issuable with respect to any Shares held by any Person party to this Agreement as of the date of this Agreement, including any amendment thereto, by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization or otherwise, (iii) the Management Investor Shares, if any, that the Corporation elects to issue to the Management Investors in order to settle any Redemption Exchange Value (as such term is defined in the LLC Agreement) pursuant to the LLC Agreement, and (iv) Shares issued or issuable with respect to the Management Investor Shares issued pursuant to the LLC Agreement as described in clause (iii) above by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization or otherwise .  As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) they have been distributed to the public pursuant to a registration or have been otherwise sold or transferred by any Holder, as applicable, except to any Permitted Holder in accordance with Article 7, or (ii) they may be sold pursuant to Rule 144 under the Securities Act without restriction on the basis of volume limitations; provided that the Shares held by Puritt that will be considered Registrable Securities will not exceed 2,721,295 Shares as provided in the Puritt Agreement. For greater clarity, Multiple Voting Shares must be converted to Shares before such Shares can become Registrable Securities.

“Selling Holders Counsel” means one counsel for all the Selling Holders, other than the BPEA and the Sponsor Investor.

“Sponsor Permitted Holders” means any funds controlled (directly or indirectly), managed or advised by Insignia WT Holdings, LLC or any of its Affiliates.

(c)	Article Headings. Article 2 is hereby renamed “Demand and Shelf Registration Rights”.

(d)	Demand Registration. Section 2.1 of the Registration Rights Agreement is hereby amended and restated as follows:

Subject to Section 2.4, at any time and from time to time, a Holder of Registrable Securities (other than any Investor or Puritt) may, by written notice to the Corporation, request that the Corporation effect a Public Offering of Registrable Securities expected to result in gross sale proceeds of at least $50,000,000 (a “BPEA/TELUS Demand Registration”).  Notwithstanding the foregoing, subject to Section 2.4, the Sponsor Investor may, by written notice to the Corporation, request that the Corporation effect one (1) Public Offering of Registrable Securities and such Public Offering will not be subject to a minimum expected gross sale proceeds amount (a “Sponsor Demand Registration” and, together with a BPEA/TELUS Demand Registration, a “Demand Registration”). All requests made pursuant to this Section 2.1 will specify the aggregate number or amount of Registrable Securities to be registered at such Initiating Holder’s request, the intended methods of disposition thereof, and, subject to Section 2.4, the jurisdiction(s) in which such registration is requested (being the United States and any province or territory of Canada).  Subject to Section 2.4, the Corporation will use its commercially reasonable efforts to effect such Demand Registration in the jurisdiction in which the Corporation has been so requested to register. The Corporation may include in any such Demand Registration other securities of the Corporation for sale for its own account or for the account of any holder of its securities other than pursuant to this Article 2 (including Registrable Securities of the Shareholders and Puritt, subject to the limitations under the Puritt Agreement, and Pre-IPO Holders), subject to Section 4.3; provided that if Puritt ceases to be an employee of the Corporation due to resignation, retirement or termination for cause by the Corporation, the rights of Puritt to participate in a Demand Registration shall terminate.

Notwithstanding any limitations under this Agreement (including Sections 2.4 and 2.5 thereof), the Investors are hereby deemed to have requested, and the Corporation acknowledges and agrees to file and use its commercially reasonable efforts to make effective, as of the date hereof, an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (the “Automatic Shelf Registration Statement”), if available, or a shelf registration statement on Form F-10 (the “F-10 Registration Statement”), if the Automatic Shelf Registration Statement is not available, covering all Registrable Securities, including the Registrable Securities that will be issued to the Investors in the transactions contemplated by the Acquisition Agreement and the LLC Agreement. The Corporation shall use its commercially reasonable efforts, in compliance with applicable law, to cause such Automatic Shelf Registration Statement or F-10 Registration Statement to be filed as soon as reasonably possible after the time of closing of the transactions contemplated by the Acquisition Agreement (“Acquisition Closing Date”), and, in the case of the F-10 Registration Statement, to become effective as soon as practicable thereafter. To the extent that an Automatic Shelf Registration Statement or F-10 Registration Statement is effective at the time of the Acquisition Closing Date, the Corporation shall file, as soon as reasonably possible after the Acquisition Closing Date and in compliance with applicable law, any prospectus supplement or any post-effective amendment and otherwise take any action necessary to include each of the Holders that own Registrable Securities as selling shareholders pursuant to such Automatic Shelf Registration Statement or F-10 Registration Statement so as to permit the resale of each such Holder’s Registrable Securities. For the avoidance of doubt, if a Shelf Registration Statement is effective at the time of the Acquisition Closing Date and such Shelf Registration Statement covers, or any prospectus supplement or post-effective amendment thereto is filed to cover, the resale of the Investors’ Registrable Securities as of the Acquisition Closing Date, no additional registration statement will be filed with respect to any Registrable Securities on the Acquisition Closing Date.

Any Demand Registration by BPEA can only be requested after BPEA has fully complied with the TELUS ROFR.

Any Holder that has requested its Registrable Securities be included in a Demand Registration pursuant to Section 2.1 (including any Initiating Holder) may withdraw all or any portion of its Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the execution of the underwriting agreement related to such Demand Registration. Upon receipt of a notice to such effect from an Initiating Holder with respect to all of the Registrable Securities included by such Initiating Holder(s) in such Demand Registration, the Corporation shall cease all efforts to secure effectiveness of the applicable Registration Statement.

(e)	Notice to Other Holders. Section 2.3 of the Registration Rights Agreement is hereby amended and restated as follows:

Promptly upon receipt of any request pursuant to Section 2.1 (but in no event more than two (2) Business Days thereafter) which will or is expected to involve a roadshow and other than in connection with a Bought Deal, the Corporation will give written notice (the “Demand Notice”) of such registration request to each Holder of Registrable Securities (which Demand Notice shall specify the intended method of disposition of such Registrable Securities), and the Corporation will, subject to Section 4.3, include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion therein within seven (7) days after the Demand Notice has been given to the applicable Parties.  Subject to Section 4.3, the Corporation and other Holders may include Shares in such registration, and such other Holders shall be given notice of the registration as set forth above.  In the event that a Demand Registration is made in connection with a Bought Deal, or another Public Offering which is not expected to include a road show, the notice periods set forth in this Section 2.3 shall not be applicable and the Initiating Holder shall give (i) the Corporation such notice of such registration as is reasonable to allow the Corporation and its advisors to prepare for such registration, and (ii) such notice to the other Holders (each a “Receiving Holder”) as is practicable under the circumstances given the speed and urgency with which Bought Deals (or such other Public Offerings) are currently carried out in common market practice of its rights to participate thereunder and the Receiving Holders shall have only such time as is reasonably practicable under the circumstances to notify the Corporation and the Initiating Holder that they will participate in the Bought Deal or such other Public Offering, failing which, such Initiating Holder shall be free to pursue the Bought Deal or such other Public Offering without the participation of the Receiving Holders; provided, that BPEA, in its capacity as a Receiving Holder, shall in all cases receive written notice not less than three (3) Business Days prior to the Initiating Holder pursuing such Bought Deal or other Public Offering; and provided, further, that any Receiving Holder shall have until at least one (1) Business Day prior to the day the Bought Deal or such other Public Offering is to commence to elect whether or not to participate.

(f)	Limitations. Section 2.4 of the Registration Rights Agreement is hereby amended and restated as follows:

Subject to Section 2.5 and Section 5.3, the Corporation will not be required to effect any Demand Registration within 120 days after (i) the date of the receipt of any Canadian Prospectus  (other than a Canadian Shelf Prospectus) or the effective date of any Registration Statement that was requested pursuant to Section 2.1 (other than, for the avoidance of doubt, the Automatic Shelf Registration Statement or F-10 Registration statement requested and filed to cover the Investors’ Registrable Securities in connection with the closing of the transactions contemplated by the Acquisition Agreement and the LLC Agreement), or (ii) the date of the receipt of any Canadian Prospectus (other than a Canadian Shelf Prospectus), the date of the Corporation’s most recent prospectus supplement filed under Canadian Securities Laws or the effective date of any Registration Statement relating to an Underwritten Offering of securities of the Corporation for its own account or for the account of any holder of its securities other than pursuant to Section 2.1, provided that the Holders were provided with the opportunity to participate by way of incidental registration in accordance with Article 3 of this Agreement in connection with such Underwritten Offering. In no event shall the Corporation be required to effect (x) more than one (1) Demand Registration hereunder within any ninety-day period and (y) an aggregate of more than two (2) Demand Registrations in any period of twelve consecutive months; provided that no more than one (1) Demand Registration in any period of twelve consecutive months may be a Sponsor Demand Registration, consistent with Section 2.1. For the avoidance of doubt, any Automatic Shelf Registration Statement or F-10 Registration Statement filed to cover the Investors’ Registrable Securities received in connection with the transactions contemplated by the Acquisition Agreement and the LLC Agreement shall not constitute a Sponsor Demand Registration for purposes of this Section 2.4.

(g)	Delay of Registration. Section 2.5 of the Registration Rights Agreement is hereby amended and restated as follows:

Notwithstanding the obligations of the Corporation pursuant to this Article 2, if the Corporation is requested to effect a Demand Registration and/or the Corporation has an effective Shelf Registration Statement and/or Canadian Shelf Prospectus and the Corporation determines, in its opinion and in good faith, that such Demand Registration or sales of Registrable Securities under the Shelf Registration Statement and/or Canadian Shelf Prospectus would (i) require the premature disclosure of information the disclosure of which at such time could reasonably have a material adverse effect on the Companies Group, or (ii) materially adversely affect the Companies Group, including in connection with any proposed transaction, offering of securities of the Corporation currently commenced or other material initiative of the Companies Group at such time, then the Corporation shall have the right to (a) defer taking action with respect to Demand Registration for a period of not more than 90 days after the request of the Initiating Holder is given and (b) suspend, for up to 90 days the use of a prospectus that is part of a Shelf Registration Statement (and therefore suspend sales of the Registrable Securities pursuant to the Shelf Registration Statement) by providing written notice to the Holders.

In the case of an event that causes the Corporation to suspend the use of a Shelf Registration Statement, the Corporation will give a notice to the Holders whose Registrable Securities are registered pursuant to such Shelf Registration Statement to suspend sales of the Registrable Securities. Each Holder agrees that upon receipt of such notice from the Corporation, such Holder shall immediately cease any sales of its Registrable Securities pursuant to such Shelf Registration Statement (or such filings). A Holder may only recommence effecting sales of the Registrable Securities pursuant to the Shelf Registration Statement following further written notice received from the Corporation, which will be given by the Corporation to the Holders promptly following the conclusion of any event triggering the suspension of the Shelf Registration Statement.

(h)	Shelf Registration. New Section 2.6 shall be added to Article 2 of the Registration Rights Agreement, as follows:

If the Corporation files a Shelf Registration Statement on Form F-3 or Form F-10 for the benefit of the holders of any of its securities other than the Holders, and the Holders do not request that their Registrable Securities be included in such Shelf Registration Statement, the Corporation agrees that, at the request of BPEA, TELUS, the Sponsor Investor, the Management Investors or Puritt, it will include in such Shelf Registration Statement such disclosures as may be required by Rule 430B promulgated under the Securities Act in order to ensure that such requesting Holders, as applicable, may be added to such Shelf Registration Statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment. If the Corporation has filed a Shelf Registration Statement, the Corporation shall, at the request of BPEA, TELUS, the Sponsor Investor, the Management Investors or Puritt, file any post-effective amendments or prospectus supplements necessary to include therein all disclosure necessary to permit the Holders to be added to such Shelf Registration Statement as selling shareholders thereunder.

The Corporation will, at the request of BPEA, TELUS, the Sponsor Investor, the Management Investors or Puritt, file any prospectus supplement or any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the Corporation to permit Holders entitled thereunder to use the Shelf Registration Statement.

The Corporation will use its commercially reasonable efforts to (i) remain a well-known seasoned issuer (a “WKSI”), as defined in Rule 405 under the Securities Act, and not become an ineligible issuer (as defined in Rule 405 under the Securities Act) or (ii) meet the general eligibility requirements for use of Form F-10 under the Securities Act, and to comply with General Instruction II.L to Form F-10 under the Securities Act, in each case while any Registrable Securities remain unsold. The Corporation will use commercially reasonable efforts to meet the eligibility requirements to file a Canadian Shelf Prospectus.

If the Corporation does not pay the filing fee covering the Registrable Securities at the time a Shelf Registration Statement is filed, the Corporation shall pay such fee at such time or times as the Registrable Securities are to be sold.

Upon the expiration of the Automatic Shelf Registration Statement or any other Shelf Registration Statement filed pursuant to this Agreement, the Corporation shall refile a new Automatic Shelf Registration Statement or Shelf Registration Statement covering the Registrable Securities, and, if at any time when the Corporation is required to re-evaluate its WKSI status the Corporation determines that it is not a WKSI, use its commercially reasonable efforts to refile the Automatic Shelf Registration Statement or any other Shelf Registration Statement filed pursuant to this Agreement on Form F-3 or F-10, and, if neither of such forms is available, on Form F-1, and keep such registration statement effective while any Registrable Securities remain unsold. Upon the expiration of any Canadian Shelf Prospectus, the Corporation shall refile a new Canadian Shelf Prospectus qualifying distributions by, among others, selling securityholders.

(i)	Selection of Underwriters; Offering Terms. Section 4.1 of the Registration Rights Agreement is hereby amended and restated as follows:

If the Initiating Holder requesting a Demand Registration intends to distribute the Registrable Securities in an Underwritten Offering, it will so advise the Corporation in its request.  If requested by the underwriters of such Underwritten Offering, the Corporation together with the Selling Holders will enter into an underwriting agreement with such underwriters for such Underwritten Offering containing such representations and warranties by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, customary indemnity and contribution provisions.  In respect of any Underwritten Offering that is not a Bought Deal or is expected to include a road show, the Initiating Holder shall have the right, subject to the consultation with and consent of the Corporation and any other Selling Holders (other than the Management Investors and Puritt), which consent shall not be unreasonably withheld, to select the managing underwriter or underwriters to administer the Underwritten Offering, which managing underwriters shall be one or more firms of recognized standing in the jurisdiction or jurisdictions in which such registration is sought and in the case of a Bought Deal or another Underwritten Offering that is not expected to include a road show, the Initiating Holder shall have the right, subject to consultation with the Corporation and any other Selling Holders (other than the Management Investors and Puritt), to select the underwriter.

Subject to Section 2.5, all determinations as to whether to complete any Underwritten Offering and as to the timing, manner, price and other terms of any Underwritten Offering contemplated by this Section 4.1 shall be determined by the Initiating Holder, in consultation with the Corporation and any other Selling Holders (other than the Management Investors and Puritt), and the Corporation shall use its commercially reasonable efforts, subject to applicable law, to cause any Underwritten Offering to occur in accordance with such determinations as promptly as practicable.

(j)	Underwriter’s Cutback. Section 4.3 of the Registration Rights Agreement is hereby amended and restated as follows:

Notwithstanding any other provision of this Agreement, if a registration involves an Underwritten Offering and the managing underwriter or underwriters of such proposed Underwritten Offering advises the Corporation and Holders that have requested inclusion in such Underwritten Offering that in its opinion the number of securities requested to be included in such registration would adversely affect the price, timing or distribution of the securities offered, then the Corporation may limit the number of Registrable Securities to be included in the Canadian Prospectus or Registration Statement, as applicable, for such Underwritten Offering.  The number of securities that are entitled to be included in the registration and underwriting will be allocated in the following manner:

(1)	If the Underwritten Offering is the result of the first Demand Registration to be made following the Acquisition Closing Date (the “First Demand Registration”), (i) the Registrable Securities held by the Sponsor Investor and requested to be included in such First Demand Registration shall be included, provided that the number of Registrable Securities so included shall not exceed 67% of Registrable Securities issued to the Sponsor Investor on the Acquisition Closing Date, and (ii) the additional Registrable Securities that will be entitled to be included in the First Demand Registration and underwriting will be allocated in the following manner: (A) first, the Registrable Securities held by BPEA requested to be included in such First Demand Registration will be included, (B) second, the Registrable Securities of the Management Investors requested to be included in such First Demand Registration will be included; (C) third, the Registrable Securities of TELUS requested to be included in such First Demand Registration will be included; (D) fourth, subject to Section 2.1 and the Puritt Agreement, the number of Registrable Securities held by Puritt and requested by Puritt to be included in a First Demand Registration will be included; provided that Puritt shall only be permitted to include no more than 544,259 Shares in any First Demand Registration prior to February 3, 2023, no more than 1,632,777 Shares in any First Demand Registration prior to February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner) and no more than 2,721,295 Shares in any First Demand Registration on or after February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner), subject to an aggregate of 2,721,295 Shares permitted to be included in all Demand Registrations or other registrations or underwritings of Shares by the Corporation, (E) fifth, the number of treasury Shares that the Corporation determines to include and any other securities of the Corporation will be included.

(2)	if the Underwritten Offering is the result of a Demand Registration that is not a First Demand Registration, (i) where the Initiating Holder is BPEA or the Sponsor Investor, the Registrable Securities held by BPEA or the Sponsor Investor, as the case may be, requested to be included in such Demand Registration shall not be excluded unless all the Registrable Securities held by all other Holders requested to be included in such Demand Registration are first entirely excluded, (ii) the additional Registrable Securities that will be entitled to be included in the Demand Registration and underwriting will be allocated in the following manner: (A) first, (x) when one of BPEA or the Sponsor Investor is the Initiating Holder, the Registrable Securities of the non-Initiating Holder requested to be included in such Demand Registration will be included in the Demand Registration, or (y) to the extent that neither BPEA nor the Sponsor Investor is the Initiating Holder, the Registrable Securities requested to be included in such Demand Registration will be included on a pro rata basis between BPEA and the Sponsor Investor on the basis of the number of Registrable Securities owned by BPEA and the Sponsor Investor; (B) second, the Registrable Securities of TELUS requested to be included in such Demand Registration will be included; (C) third, the Registrable Securities of Management Investors, pro rata among such Management Investors on the basis of the number of Registrable Securities owned by each such Management Investor, requested to be included in such Demand Registration will be included; (D) fourth, subject to Section 2.1 and the Puritt Agreement, the number of Registrable Securities held by Puritt and requested by Puritt to be included in a Demand Registration will be included; provided that Puritt shall only be permitted to include no more than 544,259 Shares in any Demand Registration prior to February 3, 2023, no more than 1,632,777 Shares in any Demand Registration prior to February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner) and no more than 2,721,295 Shares in any Demand Registration on or after February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner), subject to an aggregate of 2,721,295 Shares permitted to be included in all Demand Registrations or other registrations or underwritings of Shares by the Corporation, (E) fifth, the number of treasury Shares that the Corporation determines to include and any other securities of the Corporation will be included;

(3)	if other than through a Demand Registration, (i) the securities of the Corporation shall not be excluded unless all the Registrable Securities held by all other Holders requested to be included in such registration and underwriting are first entirely excluded and (ii) the additional Registrable Securities that will be entitled to be included in the registration and underwriting will be allocated in the following manner: (A) first, the Registrable Securities of BPEA and the Sponsor Investor requested to be included in such registration will be included on a pro rata basis between BPEA and the Sponsor Investor on the basis of the number of Registrable Securities owned by BPEA and the Sponsor Investor; (B) second, the Registrable Securities of TELUS requested to be included in such registration will be included; (C) third, the Registrable Securities of Management Investors, pro rata among such Management Investors on the basis of the number of Registrable Securities owned by each such Management Investor, requested to be included in such registration will be included, and (D) fourth, subject to Section 2.1 and the Puritt Agreement, the number of Registrable Securities held by Puritt and requested by Puritt to be included in a Demand Registration will be included; provided that Puritt shall only be permitted to include no more than 544,259 Shares in any Demand Registration prior to February 3, 2023, no more than 1,632,777 Shares in any Demand Registration prior to February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner) and no more than 2,721,295 Shares in any Demand Registration on or after February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner), subject to an aggregate of 2,721,295 Shares permitted to be included in all Demand Registrations or other registrations or underwritings of Shares by the Corporation.

(k)	Cooperation. Section 5.4 of the Registration Rights Agreement is hereby amended and restated as follows:

The Corporation will use its commercially reasonable efforts to cooperate with its auditors, the Selling Holders, the underwriters and their respective counsel and other representatives in the disposition of the Shares covered by such Canadian Preliminary Prospectus and Canadian Prospectus or such Registration Statement, as applicable. Each Selling Holder shall also use its commercially reasonable efforts to cooperate with the Corporation, the underwriters, the other Selling Holders and their respective counsel in connection with any disposition of Shares.

(l)	Expenses. Section 6.1 of the Registration Rights Agreement is hereby amended and restated as follows:

In connection with any registration made pursuant to this Agreement, all Registration Expenses shall be paid by the Corporation and the Selling Holders shall pay (i) all Selling Expenses in proportion to the gross proceeds received by each Selling Holder in connection with such registration and (ii) fees and disbursements of counsel for such Selling Holder (except for the fees and disbursements of (A) one Selling Holders Counsel in connection with a Demand Registration and (B) one counsel to each of BPEA and the Sponsor Investor, if different than Selling Holders Counsel, in the event that such Holder participates in such registration, each of which shall be borne and paid by the Corporation).

For greater certainty, in connection with any registration made pursuant to this Agreement, the Corporation shall pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties).

(m)	Notice Confidentiality. New Section 5.19 shall be added to Article 5 of the Registration Rights Agreement, as follows:

Except as required by law, rule or regulation, each Holder agrees to treat as confidential the receipt of any notice hereunder (including notice of the Demand Registration, a notice in connection with a Shelf Registration Statement and any notices with respect to a suspension of a Demand Registration or the availability of a Shelf Registration Statement) and the information contained therein, and not to disclose or use the information contained in any such notice (or the existence thereof) without the prior written consent of the Corporation until such time as the information contained therein is or becomes available to the public generally (other than as a result of disclosure by such Holder in breach of the terms of this Agreement).

(n)	Notices. Section 10.2 of the Registration Rights Agreement is hereby amended and restated as follows:

Any notice, direction, certificate, consent, determination or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email and addressed:

(a)	to TELUS at:

7th Floor, 510 West Georgia Street,
Vancouver, B.C.
Canada V6B 0M3

with a copy to:

Attention: Andrea Wood
	Email:	andrea.wood@telus.com

with a copy to:

Osler, Hoskin & Harcourt LLP
100 King Street West
1 First Canadian Place
Suite 6200, P.O. Box 50
Toronto ON M5X 1B8

Attention: Desmond Lee and James Brown
Email:	dlee@osler.com and jbrown@osler.com

(b)	to BPEA at:

Jupiter Building, Herikerbergweg 88,
1101 CM Amsterdam
The Netherlands
Facsimile No.: +31 88 560 9960
Telephone No.: +31 88 560 9950
E-mail Address: Baring.nl-ams@vistra.com
Attention: Gerard Jan van Spall

Attention: Patrick Cordes
Email:	patrickcordes@bpeasia.com

with a copy to (which shall not constitute notice):

Zeke Arlin
Email:	zeke.arlin@eqtpartners.com

(c)	to the Corporation at:

Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3

Attention: Michel E. Belec
Email:	michel.belec@telus.com

with a copy to:

TELUS Communications Inc.
7th Floor, 510 West Georgia Street,
Vancouver, BC V6B 0M3

Attention: Andrea Wood
Email:	andrea.wood@telus.com

and with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

Attention: Lona Nallengara
Email:	lona.nallengara@shearman.com

(d)	to the Sponsor Investor at:

Insignia Capital Group
1333 California Blvd., Ste. 520
Walnut Creek, CA 94596
Attention: Tony Broglio
Email: tbroglio@insigniacap.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654

Attention: Sanford E. Perl, P.C., Robert A. Wilson, P.C. and Melanie B. Harmon

	Email:	sperl@kirkland.com, robert.wilson@kirkland.com and melanie.harmon@kirkland.com

(e)	to the Management Investors at their respective addresses set forth in Schedule A hereto.

Notice is deemed to be given and received if sent by personal delivery, courier or email, on the date of delivery or transmission (as the case may be) if it is a Business Day and the delivery or transmission (as the case may be) was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 3.            Termination of First Amendment.

The Parties hereby agree that the first amendment, dated June 30, 2021, to the registration rights agreement dated February 5, 2021 entered into among the Corporation, TELUS and BPEA, is hereby terminated.

Section 4.           Further Assurances.

Each Party shall provide such further documents or instruments required by any other Party as may be necessary or desirable to effect the purpose of this Amendment and carry out its provisions.

Section 5.           Amendments and Waiver.

This Amendment (and the Registration Rights Agreement) may be amended, modified, extended or terminated, and the provisions hereof may be waived, only by an agreement in writing signed by the Corporation, TELUS, BPEA, Puritt and the Investors for so long as such Holders hold Registrable Securities.  In addition, each Party hereto may waive any right hereunder by an instrument in writing signed by such Party.  Each such amendment, modification, extension, termination and waiver shall be binding upon each Holder.

Section 6.           Entire Agreement.

This Amendment, along with the Registration Rights Agreement (and with respect to the Corporation, TELUS and BPEA, the Shareholders’ Agreement) constitute the entire agreement between the Parties with respect to the matters contemplated by this Amendment and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters.  There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Amendment, except as specifically set forth in this Amendment (and Registration Rights Agreement and, with respect to the Corporation, TELUS and BPEA, the Shareholders’ Agreement).  The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Amendment.

Section 7.           Severability.

If any provision of this Amendment is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Amendment and the remaining provisions will remain in full force and effect.

Section 8.           Governing Law.

(1)	This Amendment is governed by, and will be interpreted and construed in accordance with, the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 9.           Remedies

The Parties hereto shall have all remedies available at law, in equity or otherwise in the event of any breach or threatened breach or violation of this Amendment or any default hereunder by a party.  The Parties acknowledge and agree that any breach of this Amendment shall cause the other non-breaching Parties irreparable harm, and that in addition to any other remedies which may be available, each of the Parties hereto will be entitled, without the posting of bond, to specific performance of the obligations of the other Parties hereto and, in addition, to such other equitable or injunctive remedies (including preliminary or temporary relief or injunctions) as may be appropriate in the circumstances.

Section 10.            Counterparts

This Amendment may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument.  Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Amendment.

[signature pages follow]

IN WITNESS WHEREOF the Parties have executed this Amendment.

TELUS COMMUNICATIONS INC.

By:
Name:
Title:

TELUS INTERNATIONAL HOLDING INC.

By:
Name:
Title:

1276431 B.C. LTD.

By:
Name:
Title:

1276433 B.C. LTD.

By:
Name:
Title:

1276435 B.C. LTD.

By:
Name:
Title:

1276436 B.C. LTD.

By:
Name:
Title:

[Signature Page to Amendment to Registration Rights Agreement]

RIEL B.V.

By:
Name:
Title:

By:
Name:
Title:

TELUS INTERNATIONAL (CDA) INC.

By:
Name:
Title:

JEFFREY PURITT

[Signature Page to Amendment to Registration Rights Agreement]

INSIGNIA WT HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Amendment to Registration Rights Agreement]

NEW WT PARENT, INC.

By:
Name:
Title:

TIDY MAN, LLC

By:
Name:
Title:

WOLF & SHIELD, LLC

By:
Name:
Title:

JOHANNES AURIK FAMILY TRUST

By:
Name:
Title:

MARCUS EAST

By:

CHRISTIAN FRANCO

By:

DIGITAL PAPER LLC

By:

ARTI MICHAEL SIGNER

By:

[Signature Page to Amendment to Registration Rights Agreement]

ABBY COOK

By:

BLAKE SIRACH

By:

CHRISTY PHILLIPS

By:

MIKE MOORE

By:

TOBIAS A. DENGEL TRUST U/D/T DATED SEPTEMBER 27, 2007

By:
Name:
Title:

WILL MAYO

By:

JAMIE TIMM

By:

[Signature Page to Amendment to Registration Rights Agreement]

Schedule A

1.	New WT Parent, Inc. – [*]

2.	Tidy Man, LLC – [●]

3.	Wolf & Shield, LLC – [*]

4.	Johannes Aurik Family Trust – [●]

5.	Marcus East – [●]

6.	Cristiano Franco – [●]

7.	Digital Paper LLC – [●]

8.	Arti Michael Signer – [●]

9.	Abby Cook - [*]

10.	Blake Sirach - [*]

11.	Christy Phillips – [*]

12.	Mike Moore – [*]

13.	Tobias A. Dengel Trust U/D/T dated September 27, 2007 – [*]

14.	Will Mayo - [*]

15.	Jamie Timm – [*]

[Signature Page to Amendment to Registration Rights Agreement]

Exhibit I

Form of 50/90 Certificate

See attached.

Final Form

CERTIFICATION OF NON-UNITED STATES

 REAL PROPERTY HOLDING CORPORATION STATUS

In connection with the purchase of units of WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), pursuant to the Stock Purchase Agreement and Agreement and Plan of Merger (the “Agreement”), dated as of [---], 2022, by and among the Company, TELUS International Holding (U.S.A.) Corp. (“Buyer”), and certain other parties thereto, Buyer has requested a statement from the Company pursuant to Treas. Reg. § 1.1445-11T(d)(2) certifying that an interest in the Company is not an interest in property described therein. Therefore, the Company states to Buyer as follows:

1.           As of the date of this certification, either (a) fifty percent (50%) or more of the value of the gross assets of the Company does not consist of “U.S. real property interests” (as used in Treas. Reg. § 1.1445-11T), or (b) ninety percent (90%) or more of the value of the gross assets of the Company does not consist of “U.S. real property interests” within the meaning of Sections 897 and 1445 of the Code and the Treas. Reg. thereunder plus “cash or cash equivalents” within the meaning of Section 1445 of the Code and as used in Treas. Reg. § 1.1445-11T.

2.           The U.S. employer identification number of the Company is 83-2083558.

3.           The office address of the Company is:

c/o Insignia Capital Group

1333 N. California Blvd., Ste 520
Walnut Creek, CA 94596

The undersigned understands that this certification may be disclosed to the Internal Revenue Service by the Buyer and that any false statements made herein could be punished by fine, imprisonment, or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Company.

Date: ____________

WLTR HOLDINGS, LLC

By:
Name:
Title:

Exhibit J

Form of Escrow Agreement

See attached.

Final Form

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) is made as of ________, 2022, by and among (i) TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), (ii) Insignia WT Holdings, LLC, a Delaware limited liability company (the “Representative”), and (iii) Acquiom Clearinghouse LLC, as escrow agent (the “Escrow Agent”). Buyer and the Representative are sometimes collectively referred to herein as the “Parties” and individually as a “Party.” As between the Parties, capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, Buyer, WLTR Holdings, LLC, a Delaware limited liability company, the Representative and certain other Persons are parties to that certain Stock Purchase Agreement and Agreement and Plan of Merger, dated as of October 26, 2022 (the “Purchase Agreement”);

WHEREAS, the Purchase Agreement contemplates the establishment of an escrow fund as a source of recovery for any adjustments to the Estimated Closing Payment that may be owed to Buyer pursuant to Section 3.03(b)(iii) of the Purchase Agreement;

WHEREAS, the Parties and the Escrow Agent desire to more specifically set forth their rights and obligations with respect to the Escrow Funds (as defined below) and the distribution and release thereof; and

WHEREAS, Exhibit C attached hereto sets forth the wire instructions of Buyer, the Representative, the Paying Agent and the Escrow Agent.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties and the Escrow Agent hereby agree as follows.

1.           Appointment of Escrow Agent. Buyer and the Representative hereby appoint the Escrow Agent as escrow agent in accordance with the terms and conditions set forth herein, and the Escrow Agent hereby accepts such appointment.

2.           Escrow Deposit. On the date of this Agreement, Buyer will deposit with the Escrow Agent, in accordance with Section 3.02(b)(iv) of the Purchase Agreement a total of $7,000,000 (such amount, together with any dividends, interest, distributions and other income earned, received or derived in respect thereof, less any losses on investments thereof and less distributions thereof in accordance with the Purchase Agreement and this Agreement, the “Escrow Funds”). The Escrow Agent shall hold the Escrow Funds in a separate and distinct account (the “Escrow Account”). All income earned on the Escrow Funds shall be credited to the Escrow Account and be deemed to be a part of the Escrow Funds for any and all purposes hereunder. The Escrow Agent shall not distribute or release the Escrow Funds except in accordance with the express terms and conditions of this Agreement.

3.           Investments. During the term of this Escrow Agreement, the Escrow Funds shall be deposited in a non- interest bearing account at Citizens Bank. Buyer and the Representative recognize and agree that the Escrow Agent will not provide supervision, recommendations or advice relating to either the investment of moneys held in the Escrow Account or the purchase, sale, retention or other disposition of any investment. Deposits into the Escrow Account are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (the “FDIC”), in the standard FDIC insurance amount of $250,000, including principal and accrued interest, and are not secured. The Escrow Agent or its affiliates may receive compensation from third parties based on balances deposited in the Escrow Account.

4.           Release of the Escrow Funds. The Escrow Funds shall be distributed and released only as set forth in this Section 4.

(a)         Joint Instruction. In the event that the Parties deliver to the Escrow Agent a joint written instruction signed by an Authorized Signatory of each of Buyer and the Representative (a “Joint Instruction”) directing a release of any portion of Escrow Funds, the Escrow Agent shall promptly, but in any event within two Business Days following receipt of such Joint Instruction, disburse, by wire transfer of immediately available funds, as directed in a Joint Instruction by, part or all, as the case may be, of the Escrow Funds in accordance with and as set forth in such Joint Instruction to such Account designated therein.

(b)         Final Orders. If at any time either of the Parties delivers a Final Order (as defined below) to the Escrow Agent providing that such Party (or, in the case of the Representative, the Blocker Seller and the Designated Unitholders) is owed all or a portion of the Escrow Funds, then upon receipt by the Escrow Agent of such Final Order, the Escrow Agent shall (i) promptly deliver a copy of such Final Order to the other Party and (ii) on the fifth Business Day following receipt by the Escrow Agent of such copy of such Final Order, disburse, by wire transfer of immediately available funds, to (or as directed in a Joint Instruction by) Buyer, the Blocker Seller, and/or Acquiom Financial LLC (for further distribution to the Designated Unitholders), as applicable, part or all, as the case may be, of the Escrow Funds in accordance with such Final Order. The Escrow Agent shall act in good faith on such Final Order without further inquiry. A “Final Order” means a written final, non-appealable judgment, order, decision or decree of any court of competent jurisdiction.

5.           Conditions to Escrow. The Escrow Agent agrees to hold the Escrow Funds and to perform its obligations in accordance with the terms and provisions of this Agreement. The Parties agree that the Escrow Agent shall not assume any responsibility for the failure of the Parties to perform in accordance with the Purchase Agreement or this Agreement. The acceptance by the Escrow Agent of its responsibilities hereunder is subject to the following terms and conditions, which the parties hereto agree shall govern and control with respect to the Escrow Agent’s rights, duties and liabilities hereunder:

(a)         Documents. The Escrow Agent shall be protected in acting in good faith upon any written notice, request, waiver, consent, receipt or other paper or document furnished to it, not only as to its due execution and validity and the effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which the Escrow Agent in good faith believes to be genuine and what it purports to be; provided that, for the avoidance of doubt, the Escrow Agent shall only release and disburse the Escrow Funds as set forth in Section 4. Should it be necessary for the Escrow Agent to act upon any instructions, directions, documents or instruments issued or signed by an Authorized Signatory of each Party, it shall not be necessary for the Escrow Agent to inquire into such Person’s authority. The Escrow Agent is also relieved from the necessity of satisfying itself as to the authority of the person executing this Agreement in a representative capacity on behalf of any of the Parties. Concurrent with the execution of this Agreement, Buyer and the Representative have delivered to the Escrow Agent the authorized signers’ forms attached as Exhibit A-1 and Exhibit A-2 to this Agreement (each authorized signer listed thereon, an “Authorized Signatory”). No instruction for or related to the transfer or distribution of the Escrow Funds, or any portion thereof, shall be deemed delivered and effective unless executed by and delivered by or on behalf of an Authorized Signatory of Buyer and an Authorized Signatory of the Representative.

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(b)          Liability. The Escrow Agent shall not be liable for anything which it may do or refrain from doing in connection herewith, except for its own gross negligence, willful misconduct, bad faith or fraud.

(c)          Legal Counsel. The Escrow Agent may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in good faith in accordance with the reasonable opinion and instructions of such counsel.

(d)         Limitation of Duties. The Escrow Agent shall have no duties except those which are expressly set forth herein and it shall not be bound by any agreements of the other parties hereto, including, without limitation, the Purchase Agreement (whether or not it has any knowledge thereof). The Escrow Agent shall not be deemed a fiduciary for any party to this Agreement. THE ESCROW AGENT SHALL NOT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) DAMAGES, LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES WHICH HAVE BEEN FINALLY ADJUDICATED TO HAVE DIRECTLY RESULTED FROM THE ESCROW AGENT’S FRAUD, GROSS NEGLIGENCE, BAD FAITH OR WILLFUL MISCONDUCT, OR (ii) SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION.

(e)         Resignation or Termination of Escrow Agent. The Escrow Agent shall have the right to resign at any time by giving thirty calendar days prior written notice of such resignation to the Parties and the Parties shall have the right to terminate the services of the Escrow Agent hereunder at any time by giving joint written notice (with such written notice being signed by the Parties) of such termination to the Escrow Agent, in each case specifying the effective date of such resignation or termination. Within thirty days after receiving or delivering the aforesaid notice, as the case may be, the Parties agree to appoint a successor escrow agent to which the Escrow Agent shall distribute the property then held hereunder in accordance with the terms hereof. If a successor escrow agent has not been appointed and has not accepted such appointment by the end of such thirty-day period, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor escrow agent, and the reasonable costs and expenses which are incurred in connection with any such proceeding shall be paid one-half by the Representative (on behalf of the Blocker Seller and the Designated Unitholders), on the one hand, and one-half by Buyer, on the other hand. Except as otherwise agreed to in writing by the Parties, if the Escrow Agent has resigned or been terminated in accordance with this Section 5(e), no Escrow Funds shall be released from the Escrow Account unless and until a successor escrow agent has been appointed in accordance with this Section 5(e).

(f)          Discharge of Escrow Agent. Upon delivery of all of the Escrow Funds pursuant to the terms of Section 4 or to a successor Escrow Agent, the Escrow Agent shall thereafter be discharged from any further obligations hereunder. The Escrow Agent is hereby authorized, in any and all events, to comply with and obey any and all written final, nonappealable judgments, orders and decrees of any court of competent jurisdiction which may be filed, entered or issued, and, if it shall so comply or obey, it shall not be liable to any other person by reason of such compliance or obedience. The Escrow Agent shall be entitled to receive and may conclusively rely upon an opinion of counsel to the effect that a judgment, order or decree is final, nonappealable and from a court of competent jurisdiction.

(g)         Interpleading of Assets upon Dispute. In the event that (i) any dispute shall arise between the Parties with respect to the disposition or disbursement of any of the assets held hereunder or (ii) the Escrow Agent shall be uncertain as to how to proceed in a situation not explicitly addressed by the terms of this Agreement whether because of conflicting demands by the Parties or otherwise, the Escrow Agent shall be permitted to interplead all of the assets held hereunder into a court of competent jurisdiction, and thereafter be fully relieved from any and all liability or obligation with respect to such interpleaded assets. The Parties further agree to pursue any redress or recourse in connection with such a dispute, without making the Escrow Agent a party to the same.

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(h)         Agency. The Escrow Agent shall have the right to perform any of its duties hereunder through agents, attorneys, custodians or nominees.

(i)          Merger of Escrow Agent. Any banking association or corporation into which the Escrow Agent may be merged, converted or with which the Escrow Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent shall be a party, or any banking association or corporation to which all or substantially all of the escrow business of the Escrow Agent shall be transferred, shall succeed to all the Escrow Agent’s rights, obligations and immunities hereunder without the execution or filing of any paper or any further act on the part of any of the Parties, anything herein to the contrary notwithstanding.

(j)           Garnishment of the Escrow Funds. In the event that any of the Escrow Funds shall be attached, garnished or levied upon by any court order entered by a court of competent jurisdiction, or the delivery thereof shall be stayed or enjoined by an order of a court of competent jurisdiction, or any order, judgment or decree shall be made or entered by any court order entered by a court of competent jurisdiction affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, as it deems appropriate and which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree, acting in good faith on the advice of any counsel retained by the Escrow Agent, it shall not be liable to any of the parties hereto or to any other Person, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

6.             Income. The parties hereto hereby acknowledge that, for U.S. federal, state and local income tax purposes, Buyer will be treated as the owner of the Escrow Funds, and all items of gain, interest or other income earned on, or derived from the Escrow Funds (the “Income”), and any deductions attributable to fees and costs of, the Escrow Account shall be income and deductions of (and be taxable to) Buyer. The Escrow Agent, to the extent applicable, shall, as soon as practicable after December 31 of each calendar year, report Income, if any, earned to Buyer and any applicable U.S. taxing authority (including the Internal Revenue Service as required under the provisions of the Internal Revenue Code of 1986, as amended and as required pursuant to any other applicable U.S. law regarding tax reporting), and prepare and distribute to Buyer a Form 1099 (or other appropriate tax form). Any taxes payable on the Income earned from the investment of any sums held in the Escrow Account will be paid by Buyer. Any tax returns required to be prepared and filed with respect to Income earned will be prepared and filed by Buyer, and the Representative shall have no responsibility for the preparation and/or filing of any tax return with respect to any such Income. The parties agree to provide to Escrow Agent any applicable IRS Form W-9, appropriate IRS Form W-8 or other tax documentation as may reasonably be required by Escrow Agent from time to time in order to facilitate any tax reporting obligations that may be applicable in respect of the Escrow Funds.

7.           Indemnification. The Representative (on behalf of the Blocker Seller and the Designated Unitholders), on the one hand, and Buyer, on the other hand, hereby agree, severally and not jointly, to indemnify the Escrow Agent for and to hold it harmless against any loss, liability or reasonable expense (including reasonable attorneys’ fees and expenses) incurred without gross negligence, willful misconduct, bad faith or fraud on the part of the Escrow Agent arising out of or in connection with its performance under this Agreement; provided, however, that the Representative (on behalf of the Blocker Seller and the Designated Unitholders), on the one hand, and Buyer, on the other hand, shall each be responsible for not more than 50% of any such losses, liabilities, fees or expenses; provided, further, that if the actions of any Party are determined by a court of competent jurisdiction through a Final Order to have been the cause of any loss, liability, damage or expense of the Escrow Agent resulting in such payment obligations, then such Party shall be responsible for all such payment obligations.

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8.           Escrow Costs. The Escrow Agent shall be entitled to be paid a fee for its services pursuant to the attached Exhibit B and to be reimbursed for its reasonable costs and expenses incurred in connection with maintaining the Escrow Account hereunder, which fees, costs and expenses shall be paid by Buyer (on behalf of the Blocker Seller and the Designated Unitholders), half of such fees, costs and expenses which shall have been treated as Transaction Expenses pursuant to the Purchase Agreement. The Escrow Agent shall be entitled and is hereby granted the right to set off and deduct from the Escrow Funds any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from such Escrow Funds; provided, however, that the Escrow Agent must provide at least thirty days advance written notice (including a reasonably detailed invoice) to the Parties prior to any such set off and deduction. In the event that the Escrow Agent exercises its right to set off (as set forth in the immediately preceding sentence), the amount of such set off shall be replenished into the Escrow Funds by the Buyer whose failure to pay pursuant to the first sentence of this Section 8 resulted in such set off.

9.           Limitations on Rights to the Escrow Funds. None of the Parties shall have any right, title or interest in or to, or possession of, the Escrow Account and therefore shall not have the ability to pledge, convey, hypothecate or grant as security all or any portion of the Escrow Funds unless and until such Escrow Funds have been released pursuant to Section 4. Accordingly, the Escrow Agent shall be in sole possession of the Escrow Funds and shall not act as custodian of the Parties under this Agreement for the purposes of perfecting a security interest therein, and no creditor of any of the Parties shall have any right to have or to hold or otherwise attach or seize all or any portion of the Escrow Funds as collateral for any obligation and shall not be able to obtain a security interest in any of the Escrow Funds unless and until such Escrow Funds have been released pursuant to Section 4.

10.         Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when sent by email or personally delivered to the intended recipient with a copy provided via email within one Business Day after personal delivery (provided no “bounceback” or notice of non-delivery is received), or (b) upon delivery to the intended recipient, if sent by email (provided no “bounceback” or notice of non-delivery is received). Unless another address is specified in writing, notices, demands and communications to the parties hereto shall be sent to the addresses indicated below:

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Notice to Buyer:

TELUS International (Cda) Inc.

510 West Georgia Street, Floor 7
Vancouver, British Columbia
V6B 0M3

Canada

Attention:	Michel Belec, SVP, CLO & Corporate Secretary
Email:	michel.belec@telus.com

with a copy to (which shall not constitute notice):

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention:	Scott Petepiece and Andreas Piepers

Email:	spetepiece@shearman.com and andreas.piepers@shearman.com

Notice to the Representative:

c/o Insignia Capital Group

1333 N. California Blvd., Ste 520
Walnut Creek, CA 94596

Attention: Tony Broglio and Aaron Keller

Email: tbroglio@insigniacap.com and akeller@insigniacap.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Attention:	Sanford E. Perl, P.C., Robert A. Wilson, P.C. and Melanie B. Harmon
Email:	sperl@kirkland.com, robert.wilson@kirkland and melanie.harmon@kirkland.com

Notice to Escrow Agent:

Acquiom Clearinghouse LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Aaron R. Soper

Email: asoper@srsacquiom.com

With a mandatory copy to:

Acquiom Clearinghouse LLC

950 17th Street, Suite 1400

Denver, CO 80202

Email: escrowagent@srsacquiom.com

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11.       Entire Agreement; Amendments. This Agreement, together with the Purchase Agreement, contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes any prior understandings or agreements by or among the parties hereto, whether written or oral, which may have related to the subject matter hereof in any way. This Agreement may be amended, or any provision of this Agreement may be waived, so long as such amendment or waiver is set forth in a writing executed by each of the Parties (a copy of which shall be promptly provided to the Escrow Agent); provided that, if any such amendment or waiver would have the effect of increasing or expanding the Escrow Agent’s obligations or duties under this Agreement, the written consent of the Escrow Agent shall be required in addition to the written consent of the Parties. No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party hereto under or by reason of this Agreement.

12.       Assigns and Assignment. This Agreement and all actions taken hereunder shall inure to the benefit of and shall be binding upon all of the parties hereto and upon all of their respective successors and assigns; provided that (a) the Escrow Agent shall not be permitted to assign its obligations hereunder except as provided in Sections 5(e) and 5(i) above and (b) no assignment by any of the Parties shall be binding against the Escrow Agent unless and until written notice of such assignment (which may be via email) is delivered to and acknowledged by the Escrow Agent.

13.       No Other Third Party Beneficiaries. Nothing herein expressed or implied is intended or shall be construed to confer upon or to give any Person other than the Escrow Agent, the Parties and their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

14.       Interpretation. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning hereof.

15.       No Waiver. No failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, and no single or partial exercise thereof shall preclude any right of further exercise or the exercise of any other right, power or privilege. The right of the Parties to receive all or a portion of the Escrow Funds under the circumstances described in Section 4 is in addition to, and not in lieu of, any other remedies that any Person may have against another Person pursuant to the Purchase Agreement in the event of a breach of, or other liability under, the Purchase Agreement.

16.       Severability. The parties hereto agree that (a) the provisions of this Agreement shall be severable in the event that for any reason whatsoever the provisions hereof are invalid, void or otherwise unenforceable, (b) such invalid, void or otherwise unenforceable provisions shall be automatically replaced by other provisions that are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable and (c) the remaining provisions shall remain enforceable to the fullest extent permitted by law.

17.       No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their collective mutual intent, and no rule of strict construction shall be applied against any Person. The term “including” as used herein shall be by way of example and shall not be deemed to constitute a limitation of any term or provision contained herein. Each defined term used in this Agreement has a comparable meaning when used in its plural or singular form.

18.       Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the domestic laws of the State of Delaware without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

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19.         Forum Selection; Consent to Jurisdiction; Waiver of Jury Trial. Any action or proceeding against any party hereto arising out of, relating to, or with respect to, this Agreement or the transactions shall be brought exclusively in the state or federal courts located in New Castle County in the State of Delaware (the “Designated Courts”), and the Parties hereto accept the exclusive jurisdiction of the Designated Courts for purposes of any such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such proceeding or action in any Designated Court and hereby further irrevocably waives any claim that any such proceeding or action brought in the Designated Courts has been brought in any inconvenient forum. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF, OR WITH RESPECT TO, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING OR ACTION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 19. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

20.         Banking Days. If any date on which the Escrow Agent is required to make an investment or a delivery pursuant to the provisions hereof is not a banking day, then the Escrow Agent shall make such investment or delivery on the next succeeding banking day.

21.         Counterparts. This Agreement may be executed by the parties hereto individually or in any combination, in one or more counterparts (including by means of telecopied or PDF signature pages), each of which shall be an original and all of which shall together constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic mail transmission of a “.pdf” or other similar data file shall be effective as delivery of a manually executed counterpart to this Agreement.

22.         Conflicts. The parties hereto (including the Escrow Agent) agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of the Purchase Agreement, the Purchase Agreement shall govern and control. Unless and until the Escrow Agent shall be notified in writing (which may be via email) that an inconsistency or a conflict exists between this Agreement and the Purchase Agreement, it shall be entitled to conclusively assume that no such inconsistency or conflict exists. In the event that the Escrow Agent shall be notified that an inconsistency or a conflict exists between this Agreement and the Purchase Agreement, the Escrow Agent shall be permitted to interplead assets held hereunder pursuant to Section 5(g) hereof.

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23.         Bankruptcy Proceedings. In the event of the commencement of a bankruptcy case or cases wherein the Representative or Buyer is the debtor, the Escrow Funds will not constitute property of the debtor’s estate within the meaning of 11 U.S.C. § 541.

24.         Specific Performance. The obligations of the parties hereto (including the Escrow Agent) are unique in that time is of the essence, and any delay in performance hereunder by any party will result in irreparable harm to the other parties hereto. Accordingly, any party may seek specific performance and/or injunctive relief before any court of competent jurisdiction in order to enforce this Agreement or to prevent violations of the provisions hereof, and no party will object to specific performance or injunctive relief as an appropriate remedy. The Escrow Agent acknowledges that its obligations, as well as the obligations of any party hereunder, are subject to the equitable remedy of specific performance and/or injunctive relief.

25.         Termination. This Agreement shall terminate when all of the Escrow Funds in the Escrow Account have been released and distributed in accordance with Section 4. Upon such termination this Agreement shall have no further force and effect, except that the provisions of this Section 25 and Sections 6, 7 and 8 and Sections 10 through 21 shall survive such termination and the resignation or removal of the Escrow Agent.

[Remainder of the page intentionally left blank; signature page follows]

9

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date first written above.

BUYER:

TELUS International Holding (U.S.A.) Corp.

By:
Name:
Its:

REPRESENTATIVE:

INSIGNIA WT HOLDINGS, LLC

By:
Name:
Its:

ESCROW AGENT:

ACQUIOM CLEARINGHOUSE LLC

By:
Name:
Title:

Signature Page to Escrow Agreement

EXHIBIT A-1

Certificate as to Authorized Signatures of Buyer

The specimen signatures shown below are the specimen signatures of the individuals who have been designated as authorized representatives of Buyer and are authorized to initiate and approve transactions of all types for the escrow account or account established under the Escrow Agreement to which this Exhibit A-1 is attached, on behalf of Buyer.

Name / Title	Specimen Signature

[•]	Signature
[•]
[•]

[•]	Signature
[•]
[•]

EXHIBIT A-2

Certificate as to Authorized Signatures of the Representative

The specimen signatures shown below are the specimen signatures of the individuals who have been designated as authorized representatives of the Representative and are authorized to initiate and approve transactions of all types for the escrow account or account established under the Escrow Agreement to which this Exhibit A-2 is attached, on behalf of the Representative.

Name / Title	Specimen Signature

[Tony Broglio]
[•]	Signature
[•]

[Aaron Keller]
[•]	Signature
[•]

EXHIBIT B

SCHEDULE OF ESCROW AGENT FEES

Acceptance Fee:	[*]

Initial Fees as they relate to Acquiom Clearinghouse LLC acting in the capacity of Escrow Agent – includes review of this Agreement; acceptance of the Escrow appointment; setting up of the Escrow Account and accounting records; and coordination of receipt of funds for deposit to the Escrow Account.

Administration Fee	[*]

For ordinary administrative services by Escrow Agent – includes daily routine account management; interest tracking; monitoring claim notices pursuant to this Agreement; disbursement of funds in accordance with this Agreement; and delivery of trust account statements to all applicable parties.

Acquiom Clearinghouse LLC’s bid is based on the following assumptions:

•	Number of Escrow Account to be established: One

•	Estimated Term: one hundred and twenty calendar days in respect of the Escrow Account

•	Deposit in non-interest bearing accounts at Citizens Bank

Out-of-Pocket Expenses:	[*]

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT:

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When a party opens an account, the Escrow Agent will ask for each party’s name, address, date of birth, or other appropriate information that will allow the Escrow Agent to identify such party. The Escrow Agent may also ask to see each party’s driver’s license or other identifying documents.

EXHIBIT C

WIRE INSTRUCTIONS

Buyer:

[•]

Representative:

[•]

Paying Agent:

[•]

Escrow Agent:

[•]

Exhibit K

Working Capital

See attached.

Project Sequoia
Exhibit J-1 (Poatek)
USD in 000s

Exhibit J-1 (Poatek)

At closing:
Descrição da conta	Classificação	6/30/2022	Include	Exclude
[*]	[*]	[*]	[*]	[*]

Project Sequoia
Exhibit J
USD in 000s

Exhibit J
At closing:
Account name	Account #	6/30/2022	Include	Exclude

Due to (due from) Seller, using the illustrative example as of June 30, 2022:
Target Working Capital		[*]
Amount due to (due from) Seller		[*]

Notes to table:

1. Each Calculation and the components of Working Capital set forth in this Exhibit J shall be determined in accordance with:

a) the definitions set forth in the Agreement;

b) the accounting principles, policies, procedures, conventions, classifications, judgments, assumptions, estimation methodologies, categorizations, definitions, methods, practices and techniques set out in paragraphs 2 to 11 below (“Specific Policies”);

c) to the extent not inconsistent with paragraphs (a) and (b) above, the same accounting principles, policies, procedures, conventions, classifications, judgments, assumptions, estimation methodologies, categorizations, definitions, methods, practices and techniques adopted in the preparation of the audited balance sheet as of December 31, 2021 (the “Financial Statements”); and

d) to the extent not otherwise addressed in paragraphs (a), (b) and (c) above, GAAP.

For the avoidance of doubt, in the event of an inconsistency, paragraph (a) shall take precedence over paragraphs (b), (c) and (d), paragraph (b) shall take precedence over paragraphs (c) and (d) and paragraph (c) shall take precedence over paragraph (d).

2. Working Capital shall not reflect, directly or indirectly, any additional reserve or accrual that is not based on the methods, methodologies, principles, conventions, policies and procedures used to establish reserves and accruals in the Financial Statements or the example calculation presented in this Exhibit J (as calculated pursuant to the methodologies used by the Company as of the date hereof, whether or not GAAP would require differing methods, methodologies, principles, conventions, policies or procedures).

3. In calculating the Working Capital Surplus or Working Capital Deficit, there shall be no change in the classification (a) to a current liability of any liability that has not been characterized as a current liability in the most recent Financial Statements, (b) to a long-term asset of any asset that has not been characterized as a long-term asset in the most recent Financial Statements, (c) to a long-term liability of any liability not been characterized as a long-term liability in the most recent Financial Statements, and (d) to a current asset of any asset that has not been characterized as a current asset in the most recent Financial Statements (in each case, other than any such change resulting solely from the passage of time between the date hereof and the Measurement Time).

4. Working Capital, Transaction Expenses, Funded Debt, and the Cash Amount will be prepared in U.S. dollars, with any balances denominated in foreign currencies to be converted to U.S. dollars at the respective prevailing exchange rate as published by the Wall Street Journal as of such date.

Exhibit J	2 of 3

Project Sequoia
Exhibit J
USD in 000s

5. Refer to Exhibit J-1 for detailed breakout of Poatek trial balance accounts in the local Poatek Brazilian chart of accounts structure to be included within the determination of Working Capital.

6. The Working Capital calculation will exclude [*].

7. The Working Capital calculation will exclude [*].

8. The Working Capital calculation will exclude [*].

9. The Working Capital calculation will exclude [*].

10. The Working Capital calculation will exclude [*].

11. The Working Capital calculation will exclude [*].

Exhibit J	3 of 3